+Exhibit 15.1: Integrated Annual Report for the 20-F 2022 dated October 31, 2022

INTEGRATED ANNUAL REPORT FOR THE 20-F 2022

About Harmony
About this report

This integrated annual report is the primary platform we use to provide our stakeholders with a balanced, holistic and transparent overview of our strategy, business model, performance and value creation.

Our value creation encompasses how we create, preserve and deplete value through our primary business activities and corporate citizenship commitment. We consider the short term as 12 months, medium term one to three years and long term more than four years. The report content is available for all our stakeholders, but primarily considers the information needs of our investors, financiers and other providers of financial capital.

Scope and boundary
Harmony’s 2022 Integrated annual report includes financial and non-financial information about our ESG and operational performance of our operations and activities in South Africa and Papua New Guinea for the financial year ended 30 June 2022 (FY22). We included significant events between year end and the date of approving this report.

Our overarching governance framework, using an integrated risk-based approach, guides all our decisions and is critical in ensuring and protecting value creation and delivery of our strategic objectives.

In compiling this report, we have determined our reporting boundary by taking into account:

OUR REPORTING BOUNDARY
ÚÚÚÚÚÚ
Strategy	Risks and opportunities	Business model	Material matters	Operational performance	Governance
FINANCIAL REPORTING BOUNDARY
ÚÚÚÚÚÚ
Wholly-owned subsidiaries/entities		Joint arrangements		Investments where we have significant influence
STAKEHOLDERS
ÚÚÚÚÚÚ
Investors and financiers	Employees and unions	Communities, traditional leaders and NGOs		Government and regulators	Suppliers

Materiality
Harmony follows the principle of materiality to determine our report content. In 2022, we conducted a double materiality assessment to identify those matters that impact our ability to create value (financial materiality) and our impact on society, communities and the environment (impact materiality). We consider these matters as key to our performance now or in future, and therefore our ability to deliver on our strategy.

Key to determining materiality is engaging with stakeholders to identify their primary concerns. For a better understanding, see the section on stakeholder engagement. Our materiality process and material matters, and risks and opportunities are discussed in this report. These sections provide context for how we manage material matters.

Our 2022 suite of reports
•Environmental, social and governance report (ESG Report) 2022
This report provides insight into our ESG performance for 2022 and over the past five years, along with our aspirations. It is intended as a useful guide to support analysis and provides information about our shared value.
•Mineral Resources and Mineral Reserves 2022
We produce the statement of Harmony’s Mineral Resources and Mineral Reserves (South Africa and Papua New Guinea) in accordance with SAMREC and section 12.13 of the JSE Listings Requirements (as updated from time to time).
•Report to shareholders 2022
We outline our contributions to key stakeholders and recent developments impacting these relationships in this report. It also includes the summarised consolidated financial statements, notice of annual general meeting (AGM) and proxy form.
•Financial report 2022
The financial report is a comprehensive report of our financial performance for 2022. It includes the consolidated separate parent company annual financial statements.
•Operational report 2022
We provide detailed technical and operational information about our operations in this report.
•Form 20-F
This is an annual report filed with the United States Securities and Exchange Commission, in compliance with the listing requirements of the New York Stock Exchange.
•Climate-related financial disclosures* 2022
Harmony made a strategic decision to align its annual reporting with international best practice in terms of global climate reporting. We use this report to disclose our TCFD governance, risk management, strategy and metrics and targets. (*Referred to in our reporting suite as TFCD report.)

Reporting frameworks, guidelines and standards
We are guided by the following in compiling this report:

	IAR	ESG	FR	MRR
Integrated Reporting Framework	✓	✓
Companies Act 71 2008, as amended (Companies Act)	✓	✓	✓
JSE Listings Requirements, www.jse.co.za	✓	✓	✓	✓
King IV Report on Corporate GovernanceTM for South Africa, 2016 (King IV)*	✓	✓	✓
International Financial Reporting Standards (IFRS)	✓	✓	✓
CDP Water	✓	✓
Task Force on Climate-related Financial Disclosures (TCFD)	✓	✓
United Nations Sustainable Development Goals (UN SDGs)	✓	✓
World Gold Council Responsible Mining Principles	✓	✓
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC)	✓			✓
South African Mineral Asset Valuation Code (SAMVAL)	✓			✓
Global Reporting Initiative (GRI) Standards for sustainability reporting	✓	✓
International Council on Mining and Metals – 10 principles	✓	✓
United Nations Global Compact (UNGC)	✓	✓
Voluntary Principles on Security and Human Rights	✓	✓

* Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all its rights are reserved.

We have also considered the Principles for Responsible Investment, a UN-supported international network of investors, which reflect the increasing prominence of ESG issues to investors.

Metrics and currency
While our reporting currency is the South African rand, US dollar equivalents of significant financial metrics, along with percentage movements, are provided to aid sector and peer comparisons.

The key metrics used in this report include:
•PGK – kina, the currency of Papua New Guinea
•Moz – million ounces
•Mt – million tonnes
•Mlb – million pounds
•All production volumes are in metric tonnes (t), unless specifically stated as imperial tons.

We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R15.40 per US$1.00 for fiscal 2021 and R15.66 per US$1.00 for fiscal 2020). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.

Icons used in this report

OUR STRATEGIC PILLARS
Responsible stewardship
Operational excellence
Cash certainty
Effective capital allocation

CAPITAL INPUTS
Human capital
Financial capital
Manufactured capital
Intellectual capital
Natural capital
Social and relationship capital

Directors’ responsibility
for the integrated annual report 2022
The Harmony board of directors has ultimate accountability for the integrity and accuracy of this integrated annual report. The board believes this report has been prepared in accordance with the Integrated Reporting Framework. Based on the recommendations of the audit and risk committee and the social and ethics committee, the board has reviewed the report and confirms it addresses the most material issues currently facing Harmony and presents a balanced, accurate and representative view of the company and its strategy, its performance in the past financial year and its future ability to create and preserve value. The remuneration report was reviewed and approved by the remuneration committee.

The board approved this report on 25 October 2022.

Dr Patrice Motsepe Chairman	Peter Steenkamp Chief executive officer
Boipelo Lekubo Financial director	Mavuso Msimang Lead independent non-executive director
John Wetton Chairperson: audit and risk committee	Karabo Nondumo Chairperson: social and ethics committee
Vishnu Pillay Chairperson: remuneration committee

Who we are
Harmony is a global, sustainable gold mining and exploration company with a copper footprint in our Tier 1 Wafi-Golpu asset. We are also a significant operator of gold tailings retreatment facilities.

Headquartered in Randfontein, South Africa, Harmony has a primary listing on Johannesburg’s stock exchange, the JSE Limited (HAR) and an American depositary receipt programme listed on the New York Stock Exchange (HMY). African Rainbow Minerals Limited (ARM) is our largest shareholder with a 12.12% stake. Our remaining shareholders are geographically diverse and include some of the largest fund managers globally. The largest shareholder base is in the United States (48%), followed by South Africa.

70+ years’ gold mining experience in South Africa and almost two decades operating in Papua New Guinea	1.5Moz produced (2021: 1.5Moz)

Market capitalisation of R32.0 billion (US$2.0 billion) at 30 June 2022 (2021: R32.5 billion (US$2.3 billion))	39.8Moz gold and gold equivalent Mineral Reserves (2021: 42.5Moz)

What we do	Ú Ú Ú Ú Ú Ú Ú Ú

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Exploration and acquisitions Exploring for and evaluating economically viable gold-bearing orebodies and/or value-accretive acquisitions.	Mining and processing Establishing, developing and operating mines and related processing infrastructure. Ore mined is milled and processed by our gold plants to produce gold doré bars.

Sales and financial management Generating revenue through the sale of gold produced and optimising efficiencies to maximise financial returns.
Stewardship and responsible mine closure
Empowering communities and employees throughout and beyond the life of our mines. Being responsible to our environment during operations. Restoring mining-impacted land for alternative economic use post-mining and approving mine closure commitments.

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How we do it			➢ ➢ ➢ ➢ ➢
Delivering impact
At Harmony, we understand that our activities and the way we conduct our business affects the lives of the people we employ, the communities surrounding our mines and the environment. This impact has economic and social implications for our stakeholders and the countries where we operate.

In line with our purpose, we strive to ensure that our overall contribution is positive and that our positive legacy endures once mining stops.

Mining with purpose
Our purpose is to be a global, sustainable gold producer, creating shared value for all stakeholders while leaving a lasting positive legacy through:
•Creating longevity, profitability and sustainability
•Committing to safe, ethical, social and ecologically responsible mining
•Positioning our business to contribute to a low-carbon future.

Our mission To create value by operating safely and sustainably, and growing our margins.

Our values
Safety No matter the circumstances, safety is our main priority	Accountable We are all accountable for delivering on our commitments	Achievement Achievement is core to our success

Connected We are all connected as one team	Honesty We uphold honesty in all our business dealings and communicate openly with stakeholders

Our investment case

Doing what we

know best

↓	↓	↓	↓

Our embedded ESG practices will create lasting legacies and ensure a sustainable future for all stakeholders	We are geared to the rand gold price, with rand costs and US dollar revenue	As a 1.5Moz gold producer, we are expanding our margins through organic growth and new projects as we transition into a low-cost copper-gold producer	We have re-engineered our portfolio and deleveraged our balance sheet to create optionality and pay a dividend while growing the company

•Safety – a core value that always precedes production
•Focus – quality ounces and cost reduction aimed at lowering all-in sustaining costs
•Proven track record – sustaining and prolonging operating lives of deep-level mines
•Wealth of mining expertise – combined, senior executive management and prescribed officers have decades of industry experience
•Digitisation – driving further improvements in our safety journey
•Decarbonisation – greener energy mix, focusing on renewables
•Collaboration – feeding excess energy generated by our solar plants while working with government on additional solutions that address the energy crisis in South Africa.
•Positioned to benefit from gold price and foreign exchange (operating free cash flow highly geared to current gold price environment).
•Transition to a low-cost copper-gold miner – Tier 1 copper-gold asset in Papua New Guinea, Wafi-Golpu. This will be further strengthened on closing the Copper Mountain transaction, when we would add a near-term copper project to our portfolio
•Emerging-market specialist (South Africa and Papua New Guinea)
•Meaningful value-enhancing improvement in South African recovered grade through acquisition and development
•Locking in high margin for future returns
•Acquisition synergies and other investments have potential to reduce all-in sustaining costs.

•Positive shareholder returns through sustainable mining
•Strengthened balance sheet supports future growth and capital returns
•Capital allocated towards high-grade underground assets and high-margin surface operations to deliver superior returns and improved cash flow generation
•Portfolio value supported by joint ownership of Wafi-Golpu asset.

Our operations

With operations in South Africa and Papua New Guinea, Harmony is a profitable, sustainable gold producer creating shared value for all stakeholders and leaving a lasting positive legacy – delivering high-impact and greener gold through embedding ESG in everything we do. With an abundance of opportunities to deploy capital across the world, we carefully determine which projects will deliver optimal shareholder returns on the basis of where we operate, how we manage risk and what skills we can leverage.

We have actively pursued opportunities to extend the life of some of our larger and higher-grade assets, adding lower-risk, higher-margin ounces to our portfolio. This included re-engineering our portfolio between 2017 and 2021 through the Hidden Valley, Moab Khotsong and Mponeng acquisitions, reducing our debt and identifying substantial opportunities in our existing portfolio through exploration and brownfield projects. On 6 October 2022, we entered into an agreement with Copper Mountain Corporation, to acquire its wholly-owned Eva Copper Project in Queensland, Australia. The total consideration is up to US$230 million, and includes an upfront cash payment as well as two contingent payments based on various criteria. The closing of the transaction is still subject to certain customary conditions but has received approval from the South African Reserve Bank.

To demonstrate our commitment to good ESG practices and achieving a low-carbon future, we are accelerating the expansion and rollout of numerous renewable energy projects.

South African operations
Location: Witwatersrand Basin and Kraaipan Greenstone Belt
Production: 1.37Moz (92%) (FY21: 1.38Moz (90%))
Total workforce: 45 002
Assets:
•Eight underground operations*
•One open-pit mine
•Several surface source operations.

We have grouped our underground assets based on grade and life-of-mine (LoM) as follows:
• High-grade, long-life assets: Moab Khotsong and Mponeng
• Short to medium-life assets with a focus on free-cash generation: Tshepong Operations*, Doornkop, Joel, Target 1, Kusasalethu and Masimong

Major capital allocation for our underground assets will be determined by grade and returns.

Our high-margin surface assets comprise Mine Waste Solutions, Phoenix, Central Plant reclamation and dumps.

At 30 June 2022, our South African operations accounted for 71% of group Mineral Resources and 54% of group Mineral Reserves, both inclusive of gold and gold equivalent ounces.

* At 30 June 2022, includes Tshepong Operations, which will be restructured in FY23 and reported as Tshepong North and Tshepong South.

Papua New Guinea operations
Location: New Guinea Mobile Belt in Morobe
Production: 0.12Moz (8%) (FY21: 0.15Moz (10%))
Total workforce: 2 306
Assets:
•Hidden Valley (open-pit gold and silver mine)
•Wafi-Golpu project (significant copper-gold portfolio)
•Multiple exploration areas.

At 30 June 2022, our Papua New Guinea operation accounted for 29% of group Mineral Resources and 46% of group Mineral Reserves, both inclusive of gold and gold equivalent ounces.

South Africa Underground

North West	West Rand[1]

Moab Khotsong	Doornkop	Kusasalethu	Mponeng
6 518	4 093	4 127	5 287
209 237oz 6.79g/t grade	110 726oz 3.94g/t grade	146 833oz 7.52g/t grade	195 669oz 7.25g/t grade
22 years[2] 10.2Moz Resources 4.0Moz Reserves	16 years 7.4Moz Resources 1.9Moz Reserves	2 years 3.9Moz Resources 0.3Moz Reserves	7 years 24.3Moz Resources 1.9Moz Reserves

Free State

Tshepong Operations[3]	Target 1	Joel	Masimong
9 074	1 859	2 063	2 033
225 763oz 4.50g/t grade	57 872oz 3.96g/t grade	50 026oz 3.59g/t grade	61 407oz 3.93g/t grade
8 years 25.6Moz Resources 1.7Moz Reserves	6 years 3.5Moz Resources 0.6Moz Reserves	8 years 3.0Moz Resources 0.6Moz Reserves	2 years 0.8Moz Resources 0.1Moz Reserves

WORKFORCE (includes permanent employees and contractors)	PRODUCTION	LOM

Surface
Surface	Waste rock dumps

Kalgold	Free State	North West	West Rand
684	431*	766*	1 031*
36 555oz 0.79g/t grade	20 834oz 0.37g/t grade	20 062oz 0.35g/t grade	49 576oz 0.28g/t grade
11 years 2.0Moz Resources 0.8Moz Reserves	±1 year 0.25Moz Resources	±1 year 0.05Moz Resources	±1 year 0.02Moz Resources

Tailings

North West	Free State
Mine Waste Solutions (MWS)	Phoenix	Central Plant Reclamation (CPR)
1 425	359	248
93 205oz 0.12g/t grade	24 659oz 0.12g/t grade	18 840oz 0.15g/t grade
17 years 2.7Moz Resources 2.2Moz Reserves	6 years 0.5Moz Resources 0.3Moz Reserves	13 years 0.4Moz Resources 0.4Moz Reserves
1 Border between Gauteng and North West.
2 Includes Zaaiplaats.
3 From FY23, Tshepong Operations will be reported on separately as Tshepong North and Tshepong South.
* Some of this material is treated along with reef, while some is treated at dedicated waste rock treatment plants. The numbers for the Free State, North West and West Rand facilities above exclude MWS, Phoenix, CPR and Kalgold.

Papua New Guinea

Surface	Project

Hidden Valley	Wafi-Golpu Project
2 191	59
119 182oz 1.15g/t grade	n/a
5 years 3.1Moz Resources 1.2Moz Reserves	27 years 37.7Moz Resources 17.0Moz Reserves

Our business model
As a sustainability-conscious organisation, our business model was designed to help us manage our capitals and deliver on our strategy. In turn, we are able to reduce our negative impacts, sustain or create positive impacts, mitigate risks and leverage opportunities. Only then can we have meaningful and strategic engagements with our stakeholders to further entrench sustainability and value creation in our business.

Inputs

Human capital

Workforce skills and know-how

- Permanent and contract employees: 47 373 (FY21: 48 112)
- Training: 94% of workforce
- Transformation to create a more diverse and representative workforce, focused on recruiting from local communities.

Financial capital

Includes funds from financing or generated by productivity

- Total equity: R30.1 billion (US$1.9 billion) (FY21: R31.2 billion (US$2.2 billion))
- Cash generated by operating activities: R6.9 billion (US$456 billion) (FY21: R9.2 billion (US$596 million)).

Manufactured capital

Physical infrastructure or technology we use

- Operational and associated infrastructure and equipment
- Production costs: R33.1 billion (US$2.2 billion) (FY21: R29.8 billion (US$1.9 billion))
- Capital expenditure: R6.2 billion (US$407 million) (FY21: R5.1 billion (US$331 million))
- Mining rights and leases
- Exploration spend R214 million (US$14 million) (FY21: R177 million (US$11 million)).

Intellectual capital

Intangibles associated with our brand and reputation, organisational systems and related procedures

- Skills and expertise as global leader in deep-level gold mining
- Digitalisation under way
- Unique systems and processes.

Natural capital

Natural resources, such as our orebodies, water and energy, used to operate our business

- Mineral Reserves: 39.80Moz gold and gold equivalents (FY21: 42.45Moz)
- Land under management: 92 255ha (FY21: 95 255ha)
- Ore milled: 53.80Mt (FY21: 49.25Mt)
- Resources consumed:
  - Water for primary activities: 33 417 000m³ (FY21: 30 306 000m³)
  - Electricity: 4 253 000MWh (FY21: 4 123 000MWh).

Social and relationship capital

Relationships with all stakeholders

- Values and code of ethics guiding engagement
- Governance and corporate responsibilities
- Stakeholders: investors and financiers; employees and unions' communities, traditional leaders and NGOs; government and regulators; and suppliers.

How our business converts value

Our **strategy** is to produce safe, profitable ounces and improve margins through responsible stewardship, operational excellence, cash certainty and effective capital allocation.

Our **business activities** are mining gold from mature deep-level and surface operations; processing ore; and selling the product to the market for further refinement. We also deliver on capital projects.

- Exploration and acquisitions
- Mining and processing
- Sales and financial management
- Stewardship and responsible mine closure

(page 2, About Harmony)

Our **competitive advantage** is that we are a world leader in surface and deep-level mature asset mining. We are uniquely skilled, with extensive institutional knowledge, in prolonging the operating lives of mining assets. We understand mutually beneficial stakeholder engagement, enabling us to thrive in emerging markets.

We prioritise stakeholder engagement and create shared value to maintain our **social licence to operate**.

Our future commitment is we have operated for over 70 years and intend to operate for another seven decades by organically growing our Mineral Reserve base and pursuing value-accretive acquisitions.

Factors impacting our value creation

What we can manage:

- Safety
- Grade and volume mined
- Costs, efficiencies and productivity
- Stakeholder relations.

What is beyond our control:

- Gold price and global market
- Exchange rate volatility
- Regulatory policy and political uncertainty
- Mounting community expectations and socio-economic challenges.

Outputs

Our primary product is the gold we produce and sell to the market

Our services include processing and sales.

Gold produced
1.49Moz
(FY21: 1.54Moz)

Our activities result in the following by-products and waste, linked to our production volumes, that we continually work to reduce and mitigate:

Total CO_2 emissions
5 813 435t
(FY21: 5 135 182t)

Mining waste generated Total milled
53.80Mt
(FY21: 49.25Mt)

Hazardous waste to landfill
803t
(FY21: 524t)

Outcomes

Human capital

- Tragically, 13 lives lost
- A year of no strikes indicates a strong and mature relationship with unions
- Three-year wage settlement finalised in September 2021
- Focus on gender diversity
- Transformed workforce in South Africa, with 56% of management from designated groups (FY21: 60%)
- Spent on wages and salaries: R17.0 billion (US$1 125 million) (FY21: R15.3 billion (US$995 million))
- Skills training and development spend: R661 million (US$43 million) on (FY21: R488 million (US$32 million))
- Robust Covid-19 response and vaccination programme.

Financial capital

- Revenue generated: R42.6 billion (FY21: R41.7 billion)
- Headline earnings: R3.1 billion (US$199 million) (FY21: R6.0 billion (US$387 million))
- Share price: down by 1%, decreasing market capitalisation to R32.0 billion (US$2.0 billion)
- Net debt: up to R757 million (US$47 million) (FY21: R542 million (US$38 million))
- Production profit: R9.5 billion (US$628 million) (FY21: R12.0 billion (US$777 million))
- Refinanced funding facilities comprising a US$400 million and R2.5 billion sustainability-linked facilities as well as a R1.5 billion green loan.

Manufactured capital

- Approval of Zaaiplaats and Kareerand extension projects
- Completed the upgrade of the Oracle enterprise resource planning.

Intellectual capital

- Employees trained: 65 238 (FY21: 49 346)
- Tertiary bursaries: 126 (FY21: 119)
- More digitised business to operate effectively in 21st century
- Established the business improvement office
- Continued embedding our proactive safety culture (Thibakotsi journey) overseen by leadership and guided by our roadmap.

Natural capital

- Rehabilitation and environmental stewardship: spent R328 million (US$21 million) on rehabilitating 31.8ha (FY21: R281 million (US$18 million); 4.46ha)
- Progressed our 30MW solar generation project to reduce dependency on fossil fuel generated electricity
- Reduction of 1.3TWh electricity at an investment of R181 million with cumulative savings of R1.3 billion and 1.5Mt of CO_2.

Social and relationship capital

- Total economic value distributed: R34.8 billion (FY21: R31.9 billion)
- Social licence to operate and mine community development investment:
  - South Africa: R138 million (US$9 million) (FY21: R102 million (US$7 million))
  - Papua New Guinea: R33 million (US$2 million) (FY21: R34 million (US$2 billion))
- Preferential/local procurement spend:
  - South Africa (discretionary): R11.2 billion (US$736 million) (FY21: R10.7 billion (US$695 million))
  - Papua New Guinea: R2.3 billion (US$153 million) (FY21: R2.3 billion (US$149 million))
- Taxes and royalties paid: R675 million (US$44 million) (FY21: R1.2 billion (US$79 million)).

SDG key deliverables

Human capital
- Building partnerships and relationships in the organisation
- Respecting diversity, empowerment and equality
- Investing in education and skills.

Financial capital
- Contributing to our host countries' GDP
- Support township economies
- Creating value for our shareholders
- Building longevity for our operations.

Manufactured capital / Intellectual capital
- Convert liabilities into assets
- Optimum land use
- Integrate renewable and water treatment into local infrastructure
- Invest in infrastructure through local economic development.

Natural capital
- Pollution prevention
- Efficient resource consumption
- Environmental footprint reduction
- Reduce dependency on natural resources.

Social and relationship capital

Create alternative economies
- Sustainable livelihoods
- Healthy relationships and partnerships with communities
- Support upliftment and wellbeing.

Our leadership
Board of directors

COMMITTEE
●	Audit and risk
●	Social and ethics
●	Remuneration
●	Nomination
●	Investment
●	Technical

Board leadership

Non-executive
chairman
Dr Patrice Motsepe (60)
BA, LLB, DOCTOR OF COMMERCE (HONORIS CAUSA), DOCTOR OF MANAGEMENT AND COMMERCE (HONORIS CAUSA)
Appointed non-independent non-executive chairman on 23 September 2003
Member: ●
Independent non-executive deputy chairperson Karabo Nondumo (44) BAcc, HDip (ACC), CA(SA) Appointed 3 May 2013 Chairperson: ● Member: ●●●	Lead independent non-executive director Mavuso Msimang (81) MBA (PROJECT MANAGEMENT), BSc Appointed 26 March 2011 Chairperson: ● Member: ●

Executive directors
Chief executive officer Peter Steenkamp (62) BEng (MINING), MINE MANAGER’S CERTIFICATES METAL MINES, FIERY MINES, CPIR, MDP, BLDP Appointed chief executive officer on 1 January 2016	Financial director Boipelo Lekubo (39) BCom (HONS), CA(SA) Joined Harmony in June 2017 and appointed financial director on 3 March 2020
Executive director: stakeholder relations and corporate affairs
Mashego Mashego (58)
BA (EDUCATION), BA (HONS) (HUMAN RESOURCES MANAGEMENT), JOINT MANAGEMENT DEVELOPMENT PROGRAMME, GLOBAL EXECUTIVE DEVELOMENT PROGRAMME
Joined Harmony in 2005 and appointed executive director on 24 February 2010

Independent non-executive directors

Joaquim Chissano (83) PhD (HONORIS CAUSA) Appointed 20 April 2005 Member: ●●	Bongani Nqwababa (56) BAcc (Hons), FCA, MBA Appointed 18 May 2022 Chairperson: ● Member: ●●	Vishnu Pillay (65) BSc (HONS), MSc Appointed 8 May 2013 Chairperson: ● Member: ●●●	Martin Prinsloo (53) CA(SA) Appointed 18 May 2022 Member: ●●●

Given Sibiya (54) BCom, BAcc, CA(SA) Appointed 13 May 2019 Member: ●●	Peter Turner (66) NHD MECHANICAL ENGINEERING Appointed 19 February 2021 Member: ●●	John Wetton (73) CA(SA), FCA Appointed 1 July 2011 Chairperson: ● Member: ●●●
Non-executive director
André Wilkens (73) MINE MANAGER’S CERTIFICATE OF COMPETENCY MDPA, RMIIA, MINI MBA OIL AND GAS Appointed 7 August 2007 Chairperson: ● Member: ●●

Executive management
Harmony’s executive management team comprises the chief executive officer, financial director and an executive director. Together with five senior group executives, they serve as the group executive committee. This committee is supported by five corporate executives, who make up the group chief executive’s office and report to either the chief executive officer or financial director.

There are also regional executive committees for South Africa and Papua New Guinea (South-east Asia).

Senior group executives

Chief operating officer: South Africa Beyers Nel (45) BEng (MINING ENGINEERING), MBA, Pr Eng, MINE MANAGER’S CERTIFICATE OF COMPETENCY	Chief executive officer: South-east Asia, New business Johannes van Heerden (49) BCompt (HONS), CA(SA)

Enterprise risk and investor relations
Marian van der Walt (49)
MBA (OXFORD) (CUM-LAUDE), BCOM (LAW), LLB, HIGHER DIPLOMA IN TAX, DIPLOMAS IN CORPORATE GOVERNANCE AND INSOLVENCY LAW, CERTIFICATE IN BUSINESS LEADERSHIP AND INVESTOR RELATIONS (UK)
Sustainable development Melanie Naidoo-Vermaak (48) BSc (HONS), MSc (SUSTAINABLE DEVELOPMENT), MBA

Human capital Anton Buthelezi (57) NATIONAL DIPLOMA (HUMAN RESOURCES MANAGEMENT), BTECH (LABOUR RELATIONS) MANAGEMENT, ADVANCED DIP. IN LABOUR LAW, CERT. IN BUSINESS LEADERSHIP

Corporate executives

Chief audit executive Besky Maluleka-Ngunjiri (46) BCompt (HONS), CTA, CIA, CCSA	Chief financial officer: treasury Herman Perry (50) Bcom (HONS), CA(SA)	Executive: Special projects Abré van Vuuren (62) BCom, DEVELOPMENT PROGRAMME IN LABOUR RELATIONS, MANAGEMENT DEVELOPMENT PROGRAMME, ADVANCED LABOUR LAW PROGRAMME, BOARD LEADERSHIP PROGRAMME
Executive: Ore Reserve Management Jaco Boshoff (52) Bsc (Hons), MSc, MBA, Pr Sci Nat, MSAIMM, MGSSA	Group company secretary Shela Mohatla (37) MBA, FCG (CGISA), BAdmin IR, PGDip CORPORATE LAW, PMD

Chairman’s review
“More than just a moral imperative, safety must be our foremost value and a leadership priority. Eliminating safety incidents is the key to successfully delivering Harmony’s strategic objectives.”

Dear shareholders and stakeholders
Harmony achieved its objectives of delivering safe and profitable ounces, while advancing its strategy of becoming a low-cost, and globally competitive gold and copper producer. We continued to create value for our shareholders and stakeholders in South Africa and Papua New Guinea.

I am pleased to report that Harmony produced approximately 1.5Moz of gold in FY22, through continued sustainable mining practices.

The higher average gold price received, including hedging and improved revenue, enabled Harmony to declare a final dividend of 22 South African cents (1 US cent) per share. An interim dividend of 40 cents per share was paid in April 2022. Dividends are paid on the basis that the company is sustainable and that dividend payments will not inhibit future value-enhancing growth opportunities.

We are encouraged by investors who still consider gold as a safe haven asset and a hedge against geopolitical uncertainty in periods of extreme volatility.

On 6 October 2022, Harmony announced that it had entered into an agreement to acquire the entity that owns 100% of the Eva Copper Project and a package of regional exploration tenements from Copper Mountain Mining Corporation in Australia. This acquisition will position Harmony well and scale up its portfolio and contributes to further commodity and geographical diversification. The transaction also expedites our transition to become a low-cost copper-gold mining company and opens a new frontier within an attractive mining area in Australia, supplementing our 50% interest in the tier 1 copper-gold Wafi-Golpu Project.

Read more about our performance and recent acquisition in the CEO’s review.

Safety is at the heart of Harmony’s culture
Ensuring the well-being of all employees and contractors and maintaining a safe and healthy work environment is fundamental to delivering our strategic objectives.

Despite our proactive safety culture and absolute commitment to safety, 13 employees regrettably lost their lives in mine-related incidents. We extend our deepest condolences to the families of those who lost their lives at our operations and all those affected by these tragedies. We remain committed to achieving our goal of zero loss of life. The board and management are working together to increase safe production objectives, as discussed by our CEO in the CEO’s review.

Our risk mitigation measures are outlined in risk and opportunities.

Ensuring a safe working environment and culture requires an integrated and risk-based approach to decision making throughout Harmony. We decided to close Bambanani mine due to the increased seismic activity. We also invested in additional controls to mitigate risk at all our operations.

Our partners
As a responsible corporate citizen, we are committed to continue supporting our employees and host communities and to improving their living conditions.

We fully support government’s development endeavours and are committed to social initiatives that address unemployment by empowering youth and women and by investing in small businesses through preferential procurement.

We paid R3.5 billion (US$232 million) in taxes and royalties to the South African government, R270 million (US$18 million) to the state of Papua New Guinea, R17.0 billion (US$1.1 billion) in wages and salaries, and spent R11.2 billion (US$736 million) on local procurement.

Supporting a sustainable global transition
Harmony’s strategic decisions are guided and underpinned by four strategic pillars, namely: operational excellence; responsible stewardship; cash certainty; and effective capital allocation.

We are committed to taking appropriate climate action measures, which includes reaching net-zero carbon emissions by 2045.

The importance of copper and silver, in the global transition towards a low-carbon economy will add to the long-term value proposition of Harmony. To meet demand and limit the increase in the global average temperature to 1.5°C, worldwide production of base metals is expected to increase exponentially over the next 30 years. The mining industry’s contribution to climate action could rise even faster as the energy needed to meet growing demand surges.

Harmony invested in decarbonisation by setting science-based targets to reduce emissions in line with the Paris Agreement goals, implementing energy efficiency and renewable energy initiatives and allocating capital towards projects and metals that advance our decarbonisation strategy.

Our Social Labour Plans (SLPs) and Corporate Social Investment (CSI) expenditure are enabling community resilience to climate change and are supporting a sustainable transition to a low-carbon world.

Since 2016, initiatives at Harmony’s operations saved 1.3TWh of electricity, translating to a reduction of 1.5 million tons of carbon dioxide and over R1.3 billion in electricity costs.

Harmony’s decarbonisation strategy aims to create lasting impact and a sustainable future for our stakeholders. As we continue to become even more energy-efficient and begin to switch to lower-cost renewable power, energy costs and carbon emissions will reduce. Fast-tracking decarbonisation initiatives reduces risks, helping Harmony to position for the expected tightening of carbon regulations. Harmony has secured early long-term access to renewable power with potential for other scarce sustainable resources such as low-carbon hydrogen.

Harmony will also benefit from more flexible, sustainability-linked funding, as outlined by our CEO in the CEO’s review. The company has secured new debt facilities that tie finance costs to achieving sustainability targets. In addition, a R1.5 billion green loan has been ring-fenced to fund phase 2 of the 137MW renewable solar energy rollout.

Good governance
Our board is guided by King IV in ensuring the sustainability of our business and advancing the highest standards of corporate governance in South Africa.

As part of the board’s good governance and transition plan, we bid farewell to two of Harmony’s longest-serving board members, Fikile de Buck and Dr Simo Lushaba, who retired at the 2021 AGM. We wish them and Modise Motloba, our former deputy chairman, who resigned on 27 June 2022, success in their future endeavours.

The company subsequently appointed two new independent non-executive directors and reorganised the board’s composition to best leverage the skills, independence and diversity of members across its committees.

Bongani Nqwababa and Martin Prinsloo joined Harmony on 18 May 2022. Bongani serves as chairperson of the investment committee and member of the remuneration and audit and risk committees. Martin is a member of the audit and risk and the technical and investment committees. Both appointees are chartered accountants with mining directorship experience. Their financial and investment expertise in the chemicals, mining and extractives industries, adds value to Harmony.

Lastly, Joaquim Chissano and Andre Wilkens, who retire by rotation this year, although eligible, will not be seeking re-election to the board. This will be effective as of the conclusion of the 2022 AGM. On behalf of the board I would like to thank them for their contribution over many years.

Mandatory audit firm rotation
Harmony recommended EY for election at the upcoming AGM, as required by the Independent Regulatory Board for Auditors from 1 April 2023. This rotation will assist in ensuring auditor independence and overall audit quality. .

Recognition
I would like to express my deep gratitude to each of our board members for their guidance and advice throughout the year. The board’s range, depth of skills and expertise are invaluable in building the resilience Harmony needs to overcome challenges and create value for our shareholders and stakeholders.

Harmony is committed to operating in a manner that will create long-term sustainable value for our shareholders, employees, communities living near our mining operations and all other stakeholders. Continuous investment in our people alongside organic and external growth is key to our long-term success.

On behalf of the board, I would like to thank our CEO, Peter Steenkamp, the executives, managers and employees of Harmony for their dedication to delivering Harmony’s strategic objectives.

Dr Patrice Motsepe
Chairman

25 October 2022

Chief executive officer’s review

An emerging market gold mining specialist with near-term copper
We maintained our position as South Africa’s largest gold producer by volume in FY22, focusing on effective capital allocation across four core business areas, and prioritising grade and margins. Our robust balance sheet enabled us to continue creating value for our stakeholders through a diversified portfolio. The Harmony equity story comprises four key components namely:
•our high-grade underground assets
•an underground portfolio optimised for cash generation
•our high-margin surface retreatment plants in South Africa and
•an international business set to differentiate Harmony with the Tier 1 Wafi-Golpu copper-gold asset in Papua New Guinea and the recent announcement of the planned acquisition of the Eva Copper project in Australia.

As a group, we met our revised production guidance and delivered 46 236kg (1 486 517oz) of gold (FY21: 47 755kg/1 535 352oz). The 3% reduction from FY21 was mainly due to Papua New Guinea, where production was severely impacted by the overland conveyor belt failure at Hidden Valley, resulting in a 21% decline in gold production from FY21. In addition, pre-emptive safety-related stoppages, mining constraints and supply chain disruptions at our South African operations negatively impacted production. However, development grades were higher or in line with reserve grades at all our underground operations.

Key focus areas
Our key focus areas during the year were improving safety, delivering meaningful returns, active cost management and growing our ounces. On the back of value-accretive mergers and acquisitions we ensured continued value creation for our stakeholders into the future by focusing on our key focus areas during the year, including our brownfield and greenfield projects pipeline as well as responsible capital allocation towards ESG-focused initiatives.

Improving safety
Safety is Harmony’s top imperative. We drive our safety journey through impactful initiatives such as our humanistic Thibakotsi culture transformation programme. Through this and our robust risk management framework, we achieved some extraordinary safety milestones as a company. There were significant improvements in falls of ground and incidents related to rail-bound equipment. We also saw an increase in white flag (accident-free) days and, for the first time in our history, had a loss-of-life-free January and February. Our lost time injury frequency rate (LTIFR) trended below six per million shifts for three consecutive quarters.

As safety will always take precedence over production, our performance is disappointing. Despite the progress in the areas listed above, we regrettably lost 13 colleagues in mine-related incidents. We extend our sincere condolences to their families, friends and colleagues.

In memoriam
•Thembile Simon Mabala (Phakisa rock drill operator)
•Pule Jan Mokhatsi (Moab Khotsong stope team member)
•Richard Mohapi (Mponeng rock drill operator)
•Thobela Gwangxu (Kusasalethu winch operator)
•Mbongeni Zulu (Kusasalethu stope team member)
•Sicelo Tshovana (Doornkop artisan)
•Andile Michael Mafilika (Kusasalethu stope team leader)
•Makoae Cosma Makhang (Doornkop tramming team leader)
•Sifiso Siphamandla Gumede (Kusasalethu fitter and turner)
•Emmanuel Zolile Dhlamini (Kusasalethu engineering assistant)
•Joao Andre Nhanthumbo (Kusasalethu engineering assistant)
•Lemohang Lerato (Kusasalethu engineering assistant)
•Linda Mgudzi (Kusasalethu development team member)

We also lost Juliao Macamo (Moab Khotsong stope team leader) after year-end.

Driven by our safety-first approach Bambanani was closed during the year due to increased seismicity as the mine neared the end of its life. We will retain the highly skilled crews within the group. I would like to extend my gratitude to past and current Bambanani crews for their contribution to the success of the mine over many years.

Delivering meaningful returns
Focus on diversifying our portfolio, disciplined capital allocation and improving grades enables us to deliver meaningful returns to our shareholders. We were pleased to declare an interim and final dividend of 40 and 22 South African cents (3 and 1 US cent) per share, respectively, for the financial year.

We will remain disciplined and focused as we grow, particularly in capital allocation. We therefore made a strategic decision in FY22 to reallocate capital towards projects and operations that will deliver the highest possible returns. We lowered our overall risk profile and prioritised investment in high-grade assets to ensure our mines remain safe and profitable.

We executed a tough decision in restructuring Tshepong Operations to create a smaller but immediately profitable operation. Going forward, it will be reported separately as Tshepong North and Tshepong South. The Tshepong North sub-75 project was suspended and the life of mine reduced from 19 to seven years. Capital earmarked for Tshepong North will be reallocated to projects delivering higher returns. R650 million (US$40 million) in capital, as well as employees, will be moved to Zaaiplaats and the Kareerand expansion project. Recovered grade from Tshepong North is expected to improve from 4.38g/t to 5.24g/t so that the new life of mine is profitable from the first year and net present value improves over a shorter life of mine.

By investing in grade, we can drive down costs over time. To safely lift the outputs of our mining crews from the current average of 260m2 per month to 300m2 per month, we will advance our Thibakotsi journey with the technologically advanced S300 programme designed to optimise output at the rockface, fine-tune shifts and implement appropriate technologies in narrow-reef underground mining environments. Some of our crews are already mining at 700m2 per month, creating a significant opportunity to improve overall productivity.

Active cost management
We invest in our high-grade underground assets to ensure we deliver superior returns and improve cash flow. As such, our underground assets are grouped per grade and life of mine. Major capital allocation is prioritised in terms of grade and returns.

Stringent controls ensured that cash costs only increased by 8% in line with our planning parameters in FY22 (excluding Unisel, which closed in FY21, and Mponeng and related assets). Labour, contractors and electricity accounted for 77% of our South African cash operating costs. Our wage agreement kept the increase in fixed labour costs below 6%. Higher electricity tariffs primarily increased our overall costs, which were 13% higher.

Care and maintenance costs also increased by 90% to R273 million (US$18 million) from R144 million (US$9 million) due to closure of the Kopanang gold plant as well as the Vaal River surface operations at the end of FY21.

Growing our ounces
As part of our objective to grow our ounces through value-accretive acquisitions, we will consider and assess all opportunities, provided they are affordable and meet our investment criteria for value creation.

To strengthen our long-term financial and operational capacity by improving cash flow and growth profiles, various exploration projects are underway or planned to address production gaps, replace ounces and increase life of mine:
•In South Africa, our brownfield projects, announced in FY21, include the Target 1 recapitalisation project (expected to be completed by December 2022), the Doornkop 207/212 project, and exploration at Mponeng, Joel, Doornkop and Kalgold. We are also conducting studies at Target North where drilling is underway.
•In Papua New Guinea, brownfield exploration focuses on developing new satellite areas through the Kerimenge deposit with an Inferred Resource of 16.4Mt at 1.07g/t for 17 582kg (565 000oz) of gold. The Tier 1 Wafi-Golpu copper-gold project also continues as we work with Newcrest to progress the special mining lease permitting process.
•In Australia, we are set to take ownership of Eva Copper (an open-pit operation with a conventional crush, grind and flotation circuit) and Copper Mountain Mining Corporation exploration grounds, as announced on 6 October 2022. Copper, a strategic metal in developing renewable energy technology, also supports our participation in the global transition to a low-carbon economy.

Mining with purpose
Investment in our people is creating positive change and building trust among our stakeholders. We remain committed to our long-term sustainability and our people in terms of the three-year wage agreement for the period 1 July 2021 to 30 June 2024.

A greener and more equitable future is certainly within sight for our stakeholders. As part of our journey to be net-carbon zero by 2045, we began the build of phase 1 of our renewable energy programme during the year. We will fund the second phase with a R1.5 billion green term loan. These initiatives will also de-risk our operations and improve margins.

Our efforts are acknowledged by ESG rating agencies that recognise Harmony as a dedicated top performer in our sector. Our FTSE Russell rating improved from 3.4 to 4, placing Harmony in the top 9% in the gold sub-sector, and Sustainalytics placed us at a higher 37.6 in FY22 from 40.2 in FY21, demonstrating strong management of risk exposures.

Our growth journey
Reflecting on achievements since our growth strategy began in FY16, it is evident that the business has been repositioned through organic expansion and investment for future success, sustainability and delivery of long-term value.

Gold production split across a more profitable and de-risked portfolio

1    Moab Khotsong and Mponeng.
2    Hidden Valley.
3    Target 1, Tshepong Operations, Joel and Doornkop.
4    Unisel, Bambanani, Kusasalethu and Masimong.
5    Kalgold, Mine Waste Solutions, Phoenix, Central Plant reclamation and dumps.

Our acquisitive growth journey began with the purchase of our joint venture partner’s 50% share in Hidden Valley in FY17, providing potential to contribute approximately 5 600kg (180 000oz) of gold per annum to Harmony’s production profile. This was followed by investments in Moab Khotsong in FY18.

The company made a strategic decision in FY22 to redirect capital to high-grade underground assets and high-margin surface operations to help deliver on our strategy of safe, profitable ounces and increase cash conversion from reserves. This augments our organic growth efforts, including exploration drilling in FY18 at Kalgold (a safe and low-risk, open-pit mine providing an expanded, robust mineralised system extending beyond current resource limits) and incorporation of Mponeng and Mine Waste Solutions into the Harmony portfolio in FY21.

Our future focus
Planning for FY23 and beyond, safety remains non-negotiable as we maintain our focus on successfully executing key projects, delivering operational excellence through S300, growing our margins and advancing our copper footprint. The acquisition of the Australian Eva Copper project has introduced near-term copper production into our portfolio, in line with our strategy of becoming a low-cost, global gold and copper mining company. Harmony and its joint venture partner, Newcrest, continue to work with the Government of Papua New Guinea as we progress the Special Mining Lease permitting process for the Tier 1 Wafi-Golpu copper-gold asset.

Growth and replacement of ounces will be achieved through ongoing investment in our organic pipeline and progressing our pre-feasibility projects. Inorganic expansion into Africa and South-east Asia will also be considered, provided this meets our investment criteria.

We remain in a high-capital investment cycle. This impacted free cash in FY22 and will continue into FY23 as we invest in our high-grade assets and surface retreatment business to create long-term value.

Conclusion
Our business model places Harmony in a solid position to deliver operationally. However, our journey is not yet complete. Our portfolio will continue to evolve as we strive to produce safe, profitable ounces and further our efforts to grow production across the three core business areas.

I believe that concluding a year without any loss of life is possible and achieving this goal remains our priority.

Thank you to all our stakeholders for their ongoing support, which enables Harmony to achieve its goals. I commend our hard-working and dedicated employees across the globe for their contributions to our success.

Peter Steenkamp
Chief executive officer

Our external operating environment

We are committed to ensuring the resilience and sustainability of our business in a challenging external operating environment. Through mining with purpose, we can plan and respond to an ever-changing context influenced by economic, social, political and environmental pressures at a macro-economic and national level.

Global macro-environment

1 Economic and geopolitical factors
Context	Impact on Harmony	Our response
Geopolitical uncertainty
Investor sentiment, commodity prices and exchange rates are impacted by heightened geopolitical tensions and economic uncertainty.

During the year, the world faced challenges of rising inflation, the Covid-19 aftermath, the war in Ukraine and tensions between the United States and China.

This affects the commodity market and gold price, which in turn, impacts our financial capital.

A potential positive impact on our business is likely to arise from investors using gold as a hedge against geopolitical uncertainty.

We analyse potential outcomes to ensure we respond proactively and appropriately. These responses are guided by our derivative and hedging strategies, appropriate capital allocation and restructuring underperforming assets, among others.

Gold price
There has been a renewed wave of uncertainty, specifically for gold, as inflation is increasing. This uncertainty is compounded by concerns of low economic growth, the increasing risk of political conflict and further supply chain disruptions.

The higher US dollar gold price amid global geopolitical uncertainty and inflation concerns contributed to a higher rand gold price received. The gold price continued to rise as the world recovered from the Covid-19 aftermath.

Prices peaked at US$2 052.41/oz on
8 March 2022. The gold price was significantly higher than the US$1 776.60/oz at the beginning of FY22, increasing to US$1 806.89/oz at year end.

The higher gold price positively contributed to our revenue. However, despite our stringent controls and leaner operating model, we are not immune to the effects of rising costs. As such, it is imperative for us to continue scrutinising our costs while adapting to increasing inflation with protracted supply chain disruptions.

Our hedging strategy is proving successful. Our selective hedging approach supports stronger margins and cash flows. We will only hedge if we are certain that we can achieve a minimum margin of 25% above all-in sustaining costs and inflation. Additionally, we continue using conservative price assumptions to maintain a reasonable margin.

Gold market Global demand for gold remained robust. The market is particularly driven by continued demand for investment by central banks and other institutions.	This means we can continue producing and initiating plans to invest in future projects and production.	We achieved our revised annual total production guidance of between 1.48Moz and 1.56Moz, meeting global demand.

2 Environmental factors
Context	Impact on Harmony	Our response
Decarbonisation
Transitional and physical climate-related risks are a global concern, with global warming increasing the likelihood, frequency and severity of natural disasters.

To address this, broader society and investors want companies to set net zero targets underpinned by the Paris Agreement. In addition, investors are reducing exposures to carbon-intensive industries as traditional financing moves towards the green bond market.
Climate change impacts the gold mining sector through physical changes to the environment and the societal and economic mobilisation necessary to achieve net zero.

Positive impacts include the financial and stewardship benefits of diversifying our energy mix.

Harmony’s recognition of climate change and our commitment to climate change mitigation and adaptation are embedded in our business strategy and decision making.

We have responded by:
•Accelerating the expansion and rollout of renewable energy products
•Securing a R1.5 billion green loan linked to sustainable KPIs to advance our decarbonisation aspirations
•Updating our environmental and climate change strategies, and developing our decarbonisation strategy aligned to the Science-Based Targets initiative (SBTi)
•Leveraging existing collaborative partnerships and frameworks (sustainable development, preferential procurement, community initiatives, etc) and developing new partnerships in transitioning to net zero.

3 Governance and transparency
Context	Impact on Harmony	Our response
ESG data quality and disclosure
The increased awareness of environmental and social challenges is changing ways of doing business. This is due to global organisations and investors compelling companies to strategically understand ESG risks and integrate ESG into their business strategies. This includes increased requirements for transparent reporting, disclosing climate-related risks in financial results and net zero initiatives, such as green bonds.

Although organisations can adopt frameworks and guidelines voluntarily, there is increasing pressure on mining companies to demonstrate responsible allocation and management of capital, and committing to dealing with ESG issues.

If we do not deliver on ESG commitments or report transparently, we will fail to create sustainable value for our stakeholders, and lose trust and credibility. This will ultimately impact our profitability and sustainability.

Sustainable development is embedded in our business processes and practices.

Our capital allocation is based on ensuring sustainability and how we can derisk the business while improving margins and our ESG credentials.

We have considered our most material ESG impacts and matters impacting our financial sustainability through a double materiality process, which informs our interrogation of these matters and ensures the integrity of our external reporting.

Shareholder activism Shareholders are putting pressure on companies to reposition or accelerate their business strategies, and holding them accountable to their ESG commitments.	Non-compliance with increasing ESG requirements or failing to meet ESG targets could impact our market capitalisation and reputation.	We are enhancing our ESG commitments by including sustainability metrics in our funding agreements. We are guided by our sustainable development framework to ensure we deliver on ESG commitments and that our disclosure is credible, transparent and robust.

To meet shareholder expectations, we focus on continuously improving our ESG performance, while aligning our corporate targets with the UN SDGs and other guidelines where relevant.

Regional factors

1 Economic and geopolitical factors
Context	Impact on Harmony	Our response
Geopolitical uncertainty

The mining industry is a significant contributor to South Africa’s economy. The industry is impacted by, among others, policy and regulatory uncertainty, global competition, infrastructure decay, electricity disruptions and changing exploration strategies.

Papua New Guinea’s minerals play a significant role in its economy, which is affected by a rapidly changing external environment. Some of these challenges include balancing the government’s development aspirations in time of geopolitical uncertainty.
These are unpacked below.	Our derisked and diversified portfolio continues to perform well. We have various business improvement initiatives and capital projects that futureproof our business.

We remain committed to Papua New Guinea through our Hidden Valley expansion and various exploration programmes. Negotiations with the Papua New Guinea government to secure the Wafi-Golpu special mining lease continue.

Exchange rate volatility

The rand is affected by global market factors such as inflation, interest rate increases and commodity prices. In South Africa, the rand is affected by central banking policies, domestic political uncertainty and investor sentiment around the country’s energy reliability challenges.

The average of the rand appreciated against the US dollar in FY22, with an average exchange rate of R15.21/US$1 (FY21: R15.40/US$1).

A foreign exchange translation loss of R327 million (US$21 million) compared to a R670 million gain (US$44 million) in FY21 mainly reflects unfavourable translations on US dollar loan balances. These in turn are attributable to the rand weakening against the US dollar, opening at R14.27/US$1 and closing at R16.27/US$1.
We are focused on maintaining production levels. Even at the relatively lower exchange rate, the group’s South African operations are generating a margin and positive cash flow. Our derivative strategy is to only lock in pricing at favourable rates, which was observed briefly towards the end of the 2021 calendar year. We will await further opportunities to cover up to 25% of Harmony’s foreign exchange revenue exposure.

Sovereign rating

South Africa’s credit rating outlook is stable at BB-, with an upturn in near-term economic performance and improved public finances.

Papua New Guinea’s long-term foreign and local currency sovereign credit rating of B was revised to stable from negative.
	Adverse credit ratings deter some investors, threatening our long-term value and affecting our market capitalisation.	We regularly engage with investors to provide a realistic understanding of our potential operating and financial performance.

2 Environmental factors
Context	Impact on Harmony	Our response
Water
Global warming poses risks to our water supply, and increases the severity of extreme weather events across our geographies.

Although South Africa experienced high rainfall this year, water availability remains unpredictable.

In contrast, Papua New Guinea is likely to experience intensified flash floods, landslides and coastal flooding.
	Inadequate water supply or flooding could disrupt our mining operations and mineral processing, and damage property or equipment.	Our water management strategy articulates our commitment to climate change mitigation and adaptation at a strategic level.
Electricity cost and reliability

Harmony’s primary energy source is electricity purchased from the state-owned power utility, Eskom, generated by coal-fired power stations. Electricity is expensive and supply continuously interrupted due to loadshedding.

As an open pit mine, the Hidden Valley operation is less energy intensive and draws its power from the country’s Ramu grid, a reliable source predominately generated by hydropower (some 70%).
We have initiated alternative power generation projects to reduce reliance on the inconsistent national power grid. We also have a pipeline of renewable and alternative energy projects in various stages of development.	We are committed to our renewable energy programme, which will reduce our costs and decarbonise Harmony while ensuring a more reliable source of power.

Power options for the Wafi-Golpu project, including renewable energy, continue to be assessed.

3 Social factors
Context	Impact on Harmony	Our response
Social licence to operate
The nature of the extractive sector means that mining companies must pay particular attention to their social licence to operate. This is a tacit approval by local communities and other stakeholders to operate a project. To maintain a social licence to operate, companies must navigate complex social, economic and political dynamics over time to avoid conflicts with host communities.

National legislative requirements and needs communicated to us by our host communities influence the implementation of our socio-economic strategy. In South Africa, our strategy is largely dictated by requirements under the MPRDA. In Papua New Guinea, it is governed by a memorandum of agreement.

Failing to engage with stakeholders jeopardises our social licence to operate and could reduce opportunities in the market.

We take our role as a responsible corporate citizen seriously and continuously strive to preserve our social licence to operate. We constructively engage with stakeholders to share value, better understand and manage expectations, and secure and maintain our social licence to operate.

4 Governance and transparency
Context	Impact on Harmony	Our response

There are several new and amendment bills and draft policies before the South African parliament, which were delayed by the pandemic. This prolonged regulatory uncertainty, particularly on managing and reporting environmental impacts in and surrounding mining operations.

The Papua New Guinea government is undertaking a wideranging review of the country’s mining regime to increase the state’s share of proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by state-owned enterprises. There are several draft bills and policies which, if adopted, could have a material adverse effect on the business, operating results and financial condition of Harmony’s operations.
Uncertainty on future fiscal, legislative and regulatory environment causes us to exercise caution when assessing the viability of future investment in South Africa and Papua New Guinea.
In both jurisdictions, we engage with government directly and indirectly through industry representative bodies to find viable and constructive solutions to the aspirations and concerns of all stakeholders.

Our risks and opportunities

Harmony follows an integrated risk-based approach to business. Our exposure to risks and opportunities inherent to mining and factors in our external environment impact our ability to achieve our strategy and deliver sustainable returns over time.

Through identifying and understanding our material risk drivers and their interrelated dynamics, we are better able to manage their impacts and position Harmony to capitalise on opportunities, meet future challenges and deliver on our growth prospects. It also creates value by enabling employees to make risk-based decisions that consider Harmony’s strategy, risks and resilience through established risk management practices.

Our systems and processes are underpinned by effective governance and active management, and enable us to proactively evaluate, manage and mitigate risks. We have built our expertise in operating in emerging environments and we are experienced in managing socio-political challenges for over seven decades. This includes our ability to navigate the challenges of our various stakeholders, especially at our deep-level, labour-intensive and unionised gold mines in South Africa.

Our enterprise risk management (ERM) process
Our approach is to implement and maintain an integrated risk and resilience management framework, methodology and system that enables us to apply an integrated risk-based approach to our strategy, business planning and business management. This ensures sustainability and resilience. The process we follow aligns with the ISO31000:2018 Risk Management Guidelines and the COSO’s enterprise risk management framework, ensuring that we are implementing global best practice risk management at Harmony.

Our risk management approach is informed by our business strategy and related objectives. To achieve our goals, identifying and understanding the factors that could limit our ability to deliver on our strategy is vital. Equally, we need to understand those factors that present opportunities.

Since 2019, our enterprise risk management team focused on progressively evolving Harmony from risk-competent to risk-intelligent, enabling us to make risk-based decisions within our risk appetite and tolerance levels.

A risk-intelligent Harmony means the ability to:

Speak a common risk language	Think holistically about risk and uncertainty	Take the right risks for reward (managing threats and capitalising on opportunities)	Effectively use forward- thinking risk concepts and tools to make better decisions	Creating lasting value and ensuring sustainability	Continuously learn (Exclaim for risk, KPIs monitoring)

We finalised our ERM policy, risk management guidelines plan and risk appetite framework in 2021. Combined, these aim to improve the effectiveness of risk management at Harmony through a more holistic and forward-looking approach to managing risk and uncertainty. We have appointed the Institute of Risk Management South Africa to do frequent maturity assessments and to apply best practice to our ERM processes and standards. We are entering the middle stages of our five-year maturity development plan.

Summary of the risk management process

Oversight of risk governance process	↔	Executive management	↔	Implementation and daily management

Board
Top strategic, operational and safety-specific risks plus mitigating actions are reported quarterly to the board by the audit and risk as well as technical committees. Other board committees review specific risks within their mandates. The top strategic, emerging, operational and safety risks that fall outside our risk appetite and tolerance levels are reported to the board. These reports include risk treatment strategies and business continuity management plans on how the risks are managed

Quarterly review of Harmony’s strategic risk profile to:
•Assess its completeness
•Consider external and internal factors that could lead to new/emerging risks and opportunities
•Review the likelihood and impact/consequence of existing risks and assess any new or emerging risks and opportunities to determine residual ratings
•Review the completeness, effectiveness and/or relevance of mitigating actions and evaluate resulting residual risk ranking.

Operational management teams
Implement, oversee and training of risk management.

ERM teams
Implementing and maintaining one integrated risk and resilience management framework, methodology and system that supports Harmony’s strategic pillars

Safety
Four-layered, risk-based approach to actively manage safety in South Africa and Papua New Guinea.

Operations
Each operation maintains, updates and regularly reviews its risk register. These are formally reviewed weekly by regional general managers and country-based executive and management teams.

Harmony’s risk management strategy
In 2018, we adopted the Harmony risk management strategy to achieve safe, profitable production at all our operations. This strategy focuses on embedding a culture of risk awareness and mitigation in all our employees – from miners to executive management – to ensure we operate safely and productively. The modernisation and digitisation of systems and processes across the group has been key to effectively rolling out this strategy.

Refer to Safety for more on the roll-out of this strategy in the safety sphere.

Our risk management strategy is a four-layered approach to identifying, assessing and controlling all hazards and risks that could impact our ability to achieve safe and profitable production.

We continue our ERM journey which includes a focus on safety and creating risk awareness throughout the company.

Determining our most significant risks and opportunities
Once we have determined the group’s risk appetite and tolerance levels, we monitor these while identifying and managing those most material to Harmony. While group risk appetite and tolerance levels are formally reviewed annually, they are continuously monitored for relevance against changing macro-environment factors.

Group risk exposure
•Our business is gold mining – a high-risk/high-reward business
•We operate across the gold mining value chain – from exploration, feasibility studies, building and buying mines, operating mines to closure followed by rehabilitation
•We are exposed to gold price and exchange rate volatility – we mitigate some of this exposure through derivative programmes
•We operate well in emerging economies and manage associated socio-political impacts
•We continue investing in exploration – one of the most effective ways to grow an orebody and create value
•We have an appetite for change and continuous improvement – we continuously look for innovative ways to improve our existing mines and acquire assets that we can improve operationally
•We have the skills to deal with the challenges of multi-stakeholder labour relations – implicit in deep-level, narrow-reef gold mining in South Africa
•Our experienced teams have strong values and are committed to deliver.

Risk appetite and tolerance
Harmony’s risk appetite and tolerance levels are measured against our nine risk categories that were carefully selected by the group executive committee and the board to evaluate the risk impact we are exposed to and reduce the risk exposure through our mitigation strategies. We only report to the board on the risks that are outside our risk appetite and tolerance levels.

Our top strategic risks and opportunities
Our risk profile is based on potential events or factors that present a threat or an opportunity. These downside risks and upside opportunities are considered in our daily business activities and once identified, are integral to formulating and implementing our group strategy.

The diagrams of our strategic risk and opportunity profiles are based on our assessment of the residual rankings, and ranked in order of priority.

Harmony risk management – process model
01
Realistic planning
Dictated by safety, orebody and operational nameplate capacity
Infrastructural setup
All work scheduled
02
Implementation
Execute work
Routine, regular inspection and maintenance
03
Continuous monitoring
Identify improvements
Share information
Optimise assets
04
Adapt and adjust
Analyse and report
Actively manage all failures
Monitor control effectiveness
Four-layer risk approach:
Identify risk and golden controls
Implement controls
Continuous monitoring
Identify and define improvements
To achieve: SAFE, PROFITABLE PRODUCTION
Responsible stewardship
Operational excellence
Cash certainty
Effective capital allocation
Continuous improvement

Golden controls are the main controls identified to mitigate or treat a specific risk.

Terminate	Treat	Tolerate	Transfer	Take
The risk exposure is outside appetite and tolerance. Risk response strategies are not able to reduce the impact of the risk should it materialise (to within appetite and tolerance).

Harmony makes an informed decision to withdraw or not to be involved in an activity so that we are not exposed to a particular risk.
A measure that is modifying risk.

Treat is the process of selecting and executing actions and making decisions to reduce the risk exposure and bring the risk within the risk appetite and tolerance levels.
The level of risk Harmony is willing to accept with the potential benefit of gain or burden of loss from a particular risk.

Note: There is often a level of tolerance associated with any risk outside of appetite and tolerance, because of the time it will take to implement the risk response strategies in bringing the risk within appetite and/or tolerance levels.
Risk transfer and risk sharing are forms of risk treatments involving the agreed upon distribution of risk with other parties.

			It could be a complete transfer, eg insurance and/or an agreement to share the risk exposure, for example partnerships, cooperative agreements and mergers and acquisitions.	An informed decision to be made on a particular risk, and mostly associated with upside risk or benefit.

Environmental risk matrix

Potential sustainability impact	High		Point source emissions, effluents and waste	Health and safety Energy use and GHG emissions
	Medium	Physical impacts of climate change Bribery and corruption	Preserving critical skills base Water quality	Water security Community relations
	Low	Human rights	Land use and biodiversity

		Low	Medium	High

Potential business impact

Our material matters
To mine with purpose, we consider factors that we impact or could affect our ability to create and preserve value over time – our material matters. Our material matters inform the content of our integrated and ESG reports – presenting the most material information to providers of financial capital and other stakeholders.

Determining materiality
To identify material matters, we conducted a thorough materiality determination process. This year, we considered our broader impact through a double materiality lens:
•How a material matter impacts society, communities and the environment
•How a material matter impacts Harmony’s ability to create value over time.

The matters identified align with the capitals we impact, our risks and strategy, and are prioritised and grouped into material and broader (social, environmental, financial/operational and ethical) themes.

Materiality determination process

External review	•The external review considered external factors identified by global risk reports, industry materiality mapping and our industry peers.
↓

Internal Review	The internal review considered: •Internal factors identified in our risk register and strategy •Our impact on sustainability factors through reviewing the output of our GRI material aspects assessment.
↓

Executives and those charged with governance prioritise identified matters
•We interrogated and analysed the results from our internal and external reviews and how these compared to previously identified material matters
•We identified additional matters to be analysed and prepared a list of potential matters for approval by executives and senior management
•These matters were confirmed through an online survey, and the results shared with the board for approval.

↓

Output	•23 material matters and eight material themes were identified, grouped into four broader themes and used in the integrated and ESG report.

Broader themes	Material themes	Material matters
Social	Employee health and safety	A Ensuring employee safety B Protecting employee health and wellbeing
	Supporting our people	C Maintaining sound labour relations D Driving equity, inclusion and diversity E Instilling an enabling culture and empowered workforce
	Partnering for thriving, sustainable communities and our social licence to operate	F Engagement and partnership for sustainable communities G Supply chain transformation and preferential procurement
Environmental	Environmental conservation and protection	H Tailings Storage Facility management and safety I Pollution prevention J Climate change and extreme weather susceptibility
	Resource management	K Addressing energy use and climate change L Water management M Land management, biodiversity and post-closure sustainability
Financial/operational	Pursuing operational sustainability
N Re-engineering our portfolio and growing our profitable ounces
O Pursuing technology and innovation for environmental, operational and safety improvements
P Pursuing zero emissions and renewable alternatives

	Managing business resilience	Q Adapting to a changing context R Navigating commodity price and currency/forex fluctuations S Managing capital access and allocation for profitability
An ethical organisation	Ethical and accountable leadership	T Governance excellence U Fair and responsible remuneration
	Ethical mining	V Upholding human rights W Ensuring legal, regulatory and compliance excellence

Our material themes and matters
We unpack the material themes below and ESG-related material matters under the relevant sections in this report.

Material themes	Material matters
Social

Employee health and safety
In line with our purpose and commitment to responsible mining, our focus on zero harm is an investment in our people and business. A safe, healthy workforce means engaged, motivated and productive workers. This in turn minimises operational stoppages, reduces potential legal liabilities and averts reputational damage.
•Ensuring employee safety •Protecting employee health and wellbeing.

Supporting our people
A meaningful employee value proposition is key to a satisfied workforce, reducing the risk of labour-related disruptions and ensuring employee retention.

As a fair and responsible employer, promoting inclusivity and equality, we can deliver on our strategy and create sustained and shared value for all our stakeholders. This includes open engagement, development and training, and fair and responsible pay. These factors positively impact employees by enabling them to improve their living conditions and have better access to social services, healthcare, education and training. They also contribute to attracting and retaining talent.
•Maintaining sound labour relations •Driving equity, inclusion and diversity •Instilling an enabling culture and empowered workforce.

Partnering for thriving, sustainable communities and our social licence to operate
We recognise that partnering with communities, local municipalities, small businesses and various levels of government contributes to engaged, economically sustainable communities. In addition, strategic procurement facilitates the creation of sustainable businesses and entrepreneurial development, while reducing inequalities and supporting job creation as well as the sustainable socio-economic development of communities and regions where we operate.

Failing to embrace our communities could result in miscommunication, expectation misalignment, erosion of trust and potential unrest – threatening our social licence.
•Engagement and partnership for sustainable communities •Supply chain transformation and preferential procurement.

Material themes	Material matters
Environmental

Environmental conservation and protection
Mining is one of the industrial sectors with the greatest potential impact to the biophysical environment through pollution, depleting natural resources and disrupting land use and management. By not managing our environmental impacts responsibly, we put our mining licence, reputation and business at risk. As a sustainability-conscious business, we understand that environmental protection is essential to operating effectively, responsibly and sustainably.
•Tailings Storage Facility management and safety •Pollution prevention •Climate change and extreme weather susceptibility •Prudent use of natural resources.

Resource management
Our operations require natural resource inputs to operate safely and efficiently. These include energy from renewable and non-renewable sources, water and the land we mine. We need to manage these finite, shared and fragile resources responsibly as an ethical, social and business imperative. Mismanagement results in financial loss, credibility loss, and business risk and liability.

Resource management aligns with pursuing operational sustainability (detailed below).
•Addressing energy use and climate change •Water management •Land management, biodiversity and post-closure sustainability.

Material themes	Material matters
Financial/operational

Pursuing operational sustainability
A resilient and profitable business can invest in sustaining itself and employees, rewarding investors and, as a responsible corporate citizen, honouring its socio-economic commitments. New technology presents opportunities to improve safety and enhance our ability to improve cost and productivity efficiencies, as well as overall financial management. However, failure to adopt digital technologies may influence the upskill or reskilling of existing employees and retaining talent.

The global trend towards zero-emission industries is accelerating. Our portfolio of assets is characterised by high energy use and will remain so, given our future deepening projects. This poses an environmental impact and cost implication linked to carbon tax. We are diversifying from a depleting Ore Reserve base to low-carbon assets to ensure a future production pipeline of quality reserves that will enable us to operate sustainably and profitably.

•Re-engineering our portfolio and growing our profitable ounces
•Pursuing technology and innovation for environmental, operational and safety improvements
•Pursuing zero emissions and renewable alternatives

Managing business resilience
Mining is a cyclical business – as commodity prices fluctuate, so too does available funding for exploration and project development. Our shareholders expect a level of performance that ensures sustainable returns on their investment. In contrast, our broader stakeholder groups expect performance that ensures sustainable benefits. Balancing these expectations is a business imperative and reflects management’s ability to navigate good and bad times.

Our exposure to factors in our external environment and the risks and opportunities inherent to mining can affect our ability to achieve strategic objectives and generate broad sustainable value. It is vital for our sustainability that we anticipate, identify and understand all external influences that affect our business, and develop appropriate responses.
•Adapting to a changing context. • Navigating commodity price and currency/forex fluctuations •Managing capital access and allocation for profitability

Material themes	Material matters
An ethical organisation

Ethical and accountable leadership
Good governance is overarching and embodies everything we do as a business. We believe ethical leadership equals ethical mining. Our board has a responsibility and commitment to Harmony’s responsible corporate citizenship, ethical leadership and robust governance standards in line with global good governance practice. The rise of global ESG standards adds to this governance agenda, as failure to embrace these goals may impact Harmony’s market capitalisation and reputation.

The annual reviews of our board composition, fair and responsible remuneration practices as well as our governance frameworks and disclosures are aligned with best practice to ensure we are held accountable for delivering on our sustainability targets and ambition.
•Governance excellence •Fair and responsible remuneration.

Ethical mining
As ESG issues come to the fore globally, we believe our industry is setting benchmarks for ethical conduct and transparent disclosure that create value across the capitals = corporate trust and credibility.

Changing regulatory landscapes in our operating territories create uncertainty, delay key decisions, could affect investor sentiment towards Harmony and could impact our sustainability and licence to operate.

As a responsible employer, we adhere to corporate policies, comply with applicable laws and regulations, engage with our stakeholders regularly and contribute, directly or indirectly, to the general wellbeing of communities where we operate.
•Upholding human rights •Ensuring legal, regulatory and compliance excellence •Transparent disclosure.

Stakeholder engagement

Why stakeholder engagement matters
We engage with our stakeholders, principally employees, unions, host communities and government authorities, to address a wide range of issues and ultimately retain our social licence to operate. This is particularly important for Harmony as mineral deposits are geographically fixed, which can lead to unique socio-economic, environmental and political challenge.

Our approach
We are guided by our stakeholder engagement policy to address our stakeholders’ needs and concerns. We updated the policy in FY22 to include all group operating units. We have supporting engagement plans, which cover our activities in South Africa and Papua New Guinea. These plans enable us to understand stakeholders’ concerns, identify and prioritise material issues and potential risks, and determine response measures. Our plans and policy are regularly updated to remain relevant and effective.

To secure the involvement and commitment of our stakeholders, we have proactively adopted measures and practices to inform and guide these engagements in line with our stakeholder engagement policy.

When engaging, we are guided by our values and strategic intent to:
•Develop relationships founded on integrity, transparency and trust
•Support government by establishing collaborative partnerships
•Balance and align our goals and stakeholder expectations
•Establish accountability
•Improve stakeholders’ understanding of Harmony’s challenges, requirements and concerns
•Support value creation by maintaining awareness of broader economic and ESG issues.

Our stakeholder engagement approach aims to build and maintain lasting relationships with all our stakeholders, fostering partnerships and helping us better understand each other, and build trust and identify areas for collaboration. It enables Harmony to understand stakeholder needs and expectations and better manage our social performance, potential risks and opportunities.

Managing stakeholder relationships
The quality of relationships (page 29) with stakeholders and how well these are managed affect our ability to deliver on our strategy. In addition, building long-term, stable, mutually beneficial relationships protects and maintains our social licence to operate and creates shared value for all our stakeholders.

Harmony established a stakeholder relations committee in FY22 to guide the effective implementation of a cohesive stakeholder management and communication strategy. This strategy provides consistency and alignment in Harmony’s communication with internal and external stakeholders and facilitates proactive and collaborative stakeholder management, including grievances in accordance with the AA1000 Stakeholder Engagement Standard.

Governance
Our stakeholder engagement processes are informed by relevant legislation and standards, including ISO 14001, ISO 9000 and the AA1000 Stakeholder Engagement Standard. They also consider King IV and related recommendations on inclusive stakeholder engagement and the importance of addressing legitimate stakeholder concerns.

The social and ethics committee is responsible for governance and oversight of stakeholder relations with the board having ultimate accountability.

Our key stakeholders
Harmony has many stakeholders. For the purpose of this report, we identify the most material stakeholders – those with whom we engage more frequently – based on their role in:
•Delivering our strategic goals
•Contributing to our social performance
•Addressing risks, for example, highlighting issues that could lead to significant project or business risk.

Details of each stakeholder are presented on the following pages.

Investors and financiers Includes capital providers, current and future shareholders and, indirectly, investment analysts and financial media

Why we engage

We have meaningful engagements to maintain the confidence of existing investors and financiers, and to attract investments in our business. This enables us to sustain our business and growth as we can continue generating positive earnings and share price growth and delivering shareholder returns. We engage to inform stakeholders about our progress on ESG commitments, manage their expectations of financial, operating and ESG performance, and report on our progress of delivering on our strategic objectives.

2022 key conversations

ESG is embedded in everything we do, alongside ongoing efforts to enhance our disclosure. We are committed to derisking the business while improving our margins and sustainability credentials.

With this in mind, we engaged with investors and financiers on the progress against each strategic pillar:
•Responsible stewardship: We regularly engage with our investors and financiers about our commitment to our safety journey and risk-based approach. Key commitments to the market this year included launching our decarbonisation strategy, articulating our targets and anticipated cost savings and announcing the closure of Bambanani due to its increased seismic activity and how this would be executed responsibly
•Operational excellence: Investor concerns relate to meeting production targets and controlling operating costs in the face of inflation pressure. We have received recognition for the good work we do managing our assets
•Cash certainty: In response to investor interest in our cash generation ability and margins of surface operations, we openly engaged about our selective hedging approach and conservative price assumptions to maintain a reasonable margin
•Effective capital allocation: Investors continue to seek to understand how we go about prioritising our capital spend and our ability to generate returns on how capital is invested to generate returns. Our challenge is to balance investments for long-term financial, environmental and social sustainability while delivering positive returns to shareholders. We communicated our commitment to effective capital allocation to meet these requirements, invested in additional high-grade, long-life assets and successfully secured a R1.5 billion green loan ringfenced for renewable initiatives.

How we create value

•Embedding ESG in the business – responsible stewardship underpins mining with purpose
•Strengthening our delivery on sustainable KPIs and the UN SDGs as they apply to our business
•Generating positive margins and cash flow
•Maintaining balance sheet flexibility
•Delivering on production guidance
•Investing in organic growth
•Unlocking value from synergies after integrating acquired assets.

Overall economic value created

Dividends paid to shareholders: R430 million (US$28 million) (FY21: R684 million (US$44 million))

Future value creation and stay-in-business (total capital and exploration expenditure): R6.4 billion (US$423 million)
(FY21: R5.3 billion (US$344 million))*

South Africa
R5.1 billion (US$333 million) (FY21: R3.9 billion (US$253 million))

Papua New Guinea
R1.4 billion (US$90 million) (FY21: R1.4 billion (US$91 million))

* For the purposes of economic value created, capital and exploration expenditure is included as part of employee and supplier spending.

Related material themes

•Employee health and safety
•Supporting our people
•Partnering for thriving, sustainable communities and our social licence to operate
•Environmental conservation and protection
•Resource management
•Pursuing operational sustainability
•Managing business resilience
•Ethical and accountable leadership
•Ethical mining.

Capitals impacted

Employees and unions Provide human capital, including skills and experience

Why we engage

In mining with purpose, our duty of care begins with our employees – the heart of our business. Harmony believes in being a fair and responsible employer, investing in and developing our workforce, and in addressing employees’ needs and concerns through focused engagements. We aim to report transparently about our progress on delivering against our strategic objectives and ESG commitments.

2022 key conversations

•Safety remains a top priority and concern for the business and our people. We proactively and regularly engage to embed our safety culture through Thibakotsi. We introduced e-learning for employees working in high-risk mining areas.
•We engaged with employees on the Bambanani mine closure, ensuring they understood their options for section 189 retrenchment or opportunities to be reabsorbed into the company.
•We maintained stable, constructive and peaceful labour relations. No active wage negotiations took place as our current wage agreement covers 1 July 2021 to 30 June 2024. We continue open engagements with our majority unions.

How we create value

•Ensuring a positive, safe working environment
•Empowering employees by investing in training and development
•Employing people from host communities
•Promoting transformation and female representation
•Attracting and retaining the skills and expertise required
•Motivating and rewarding employees for value-added performance
•Promoting harmonious, cooperative relations with employees and unions
•Making impactful social and environmental contributions that our workforce can be proud of.

Overall economic value created

Wages and salaries paid: R17.0 billion (US$1.1 billion) to 47 373 employees (FY21: R15.3 billion (US$995 million) and 48 113)
Training and skills development: R661 million (US$43 million) (FY21: R468 million (US$30 million))

South Africa
R16.1 billion (US$1.1 billion) (FY21: R14.5 billion (US$938 million))

Papua New Guinea
R829 million (US$54 million) (FY21: R871 million (US$57 million))

Related material themes

•Employee health and safety •Supporting our people •Partnering for thriving, sustainable communities and our social licence to operate •Ethical and accountable leadership •Ethical mining.

Capitals impacted

Communities, traditional leaders and NGOs An aspect of social and relationship capital that represents responsible corporate citizenship and impacts our social licence to operate

Why we engage

The communities surrounding our operations are an important part of what we do as they are impacted by our operations. We aim to identify, understand and manage our impact and their expectations, achieving measurable social outcomes and building sound relationships around operations through our engagements.

In Papua New Guinea, where the majority of land is customary, our host communities often include our landowner stakeholders.

2022 key conversations

In South Africa, we hosted multiple community forums where we communicated about progress on our social and labour plan (SLP) commitments and project implementation, our vaccination programme and addressing local employment, and procurement and enterprise development needs and opportunities.

In Papua New Guinea, we hosted 1 160 engagements during FY22, which ranged from updates on Wafi-Golpu project permitting, our continuing data collection and environmental studies, and ongoing efforts to maximise employment and socio-economic development opportunities at our Hidden Valley operation consistent with the mine’s memorandum of agreement.

How we create value

•Investing in local economic development and corporate social investment initiatives
•Maintaining constructive relationships with communities
•Understanding, managing and addressing stakeholder expectations and concerns
•Contributing to socio-economic upliftment
•Promoting self-sustaining activities to create jobs and alleviate poverty
•Embracing safe and sustainable mining to make a positive socio-economic contribution.

Overall economic value created

Investments in CSI and socio-economic development initiatives: R140 million (US$9 million) (FY21: R136 million (US$9 million))

South Africa
R138 million* (US$9 million) (FY21: R102 million* (US$7 million))

Papua New Guinea
R2 million (US$0.1 million) (FY21: R34 million (US$2 million))

*Includes SLP commitments and CSI.

Related material themes

•Partnering for thriving, sustainable communities and our social licence to operate.

Capitals impacted

Governments and regulators
Enact legislation and related regulations that Harmony must comply with to earn or retain its regulatory licence to operate, aligning and managing interests, needs and expectations

Why we engage

We engage with national, provincial and local governments about legislation, regulations, policies and guidelines that influence how we conduct business. By engaging, we aim to meet or exceed regulatory requirements and maintain our government and regulatory stakeholders’ confidence.

2022 key conversations

In South Africa, the DMRE appealed Harmony’s application for a Mineral and Petroleum Resources Development Act section 102 application for Kalgold mine.

In Papua New Guinea, negotiations for a special mining lease for the Wafi-Golpu Project continue. We made meaningful progress in delineating the key fiscal and commercial positions of the parties. Negotiations paused during the period of the national election. We also progressed approvals for the construction of Tailings Storage Facility No 2 at Hidden Valley and are seeking resolution by the State of a royalty payment dispute related to our Memorandum of Agreement.

How we create value

•Contributing to national income by paying taxes and royalties on profits and earnings
•Maintaining constructive relationships with governments and regulators
•Maintaining our mining and related permits and licences in good standing.

Overall economic value created

Taxes and royalties paid: R675 million (US$44 million) (FY21: R1.3 billion (US$88 million))

Personal income tax on employee salaries and wages paid: R3.1 billion (US$206 million) (FY21: R2.4 billion (US$157 million))

South Africa
R578 million (US$38 million) (FY21: R1.2 billion (US$79 million))

Papua New Guinea
R97 million (US$6 million) (FY21: R127 million (US$8 million))

Related material themes

•Partnering for thriving, sustainable communities and our social licence to operate •Environmental conservation and protection •Resource management •Ethical and accountable leadership •Ethical mining.

Capitals impacted

Suppliers Provide raw materials, inputs and services essential to our business

Why we engage

We support the broader economy by procuring goods and services to operate our business. Supplier engagement is essential to meet procurement targets and commitments related to our mining rights and agreements, manage costs, deliver on our strategic objectives and support long-term viability.

2022 key conversations

In South Africa we support the government’s imperative to facilitate sustainable socio-economic development and broader participation in the economy, mainly through procurement and enterprise and supplier development.

In Papua New Guinea, we engage with local suppliers and landowner companies. We target major contracts and procurement activities that will have a significant effect on communities’ involvement, ownership and improved business development.

How we create value

•Focusing on local preferential procurement to support local economies
•Engaging with suppliers and contractors to build cooperative, trust-based relationships and manage costs
•Ensuring services are delivered as agreed and align with our values and strategic objectives
•Honest and timely communication
•Indirectly contributing to the broader economy.

Overall economic value created

Procuring goods and services: R16.6 billion (US$1.1 billion) (FY21: R14.6 billion (US$948 million))

South Africa
Total procurement (discretionary) spend:
R14.3 billion (US$940 million) (FY21: R10.7 billion (US$693 million)). Of this, 78% (R11.2 billion (US$736 million)) was preferential procurement with BEE* entities (FY21: 74% or R7.9 billion (US$515 million))

Papua New Guinea
Total procurement spend:
R2.3 billion (US$153 million) (FY21: R2.3 billion (US$253 million)):
In-country: 48% (R1.1 billion (US$73 million)) (FY21: 51% or R1.2 billion (US$150 million))
Morobe: 49% (R558 million (US$37 million)) (FY21: 49% or R489 million (US$32 million))

* Refers to >25% + 1 vote historically disadvantaged person-owned and controlled companies.

Related material themes

•Partnering for thriving, sustainable communities and our social licence to operate •Environmental conservation and protection •Ethical and accountable leadership •Ethical mining.

Capitals impacted

Sustainable development
ESG in practice

To deliver on our ESG commitments, we are guided by a framework that ensures sustainable development principles are embedded in everything we do, including our strategy, daily operations and decision making.

Our approach

Including all elements of sustainable development under the responsible stewardship strategic pillar	Guided by sustainable development guidelines and frameworks	Supporting the achievement of the UN SDGs	Enhancing disclosure and measuring our performance through benchmarking against global best practice and industry peers, and setting group targets

Our sustainable development framework is supported by ESG philosophies, with key tenets for measuring our progress against achieving specific targets.

ENVIRONMENTAL PHILOSOPHY	SOCIAL PHILOSOPHY	GOVERNANCE PHILOSOPHY

To co-exist with the natural environment, we must understand and fully appreciate the negative impacts of our operations. Our environmental philosophy enables us to manage, mitigate or offset environmental risks associated with our operations. The philosophy sets out clear plans for us to operate, decommission or close our mines responsibly beyond compliance. Performance, reputational benefit and risk management form the cornerstone of this philosophy.
We have a responsibility to:
•Create relationships of trust with our employees, suppliers, host communities and government
•Promote shared value for all
•Close our operations with dignity, knowing that we have created positive and enduring value where we operated.

Ethical mining equals ethical leadership that equals corporate trust. Good governance lies at the heart of our performance and our reporting. Guided by our policies and codes, we aim to do the right thing and tell our story honestly. Harmony is a business, but we operate in a broader, interlinked context.

Considering every element of those links in our thinking and actions will make Harmony a sustainable business – poised for growth.

Tenets
•Decarbonising our business •Environmental stewardship of natural resources •Restoration and value creation.	•Employee and community safety and health •Employment, labour relations and fair practice •Human rights and diversity •Philanthropy and socio-economic development.	•Fairness and equality •Inclusivity •Political stability •Governance •Assurance and transparency •Accountability •Corruption and conflict •Risk and performance management •Values and ethics.
The social and ethics committee is responsible for governance of the sustainable development framework, with the board having ultimate accountability.

Reporting and disclosure
Reporting and disclosure are important components of our framework:
•We voluntarily report in accordance with guidelines issued by the GRI. Harmony has a self-declared compliance to the core level of the GRI Standards
•We report on environmental information aligned with CDP Water
•Our reporting aligns with TCFD.

Assurance
Corporate credibility is crucial to our business and reinforces the need for us to build on our reputational capital. We achieve heightened credibility through our sustainable development performance and reporting. We assure six material indicators at reasonable level and an additional 16 indicators at limited assurance – all aligned to our materiality index. Through our limited assurance process in 2022, we closed out gaps identified in the gap analysis or self-assessment against the World Gold Council's Responsible Gold Mining Principles that was undertaken in FY21, as required for year one of the three-year World Gold Council certification process. We continue improving our assurance programme to cover key performance indicators and the level of assurance.

Responsible stewardship

Responsible stewardship supports our operating philosophy of profit with purpose, and hinges on maintaining strong relationships by engaging and collaborating with stakeholders. We are mindful of our responsibilities as a corporate citizen, environmental stewards and in truly living our values.

In line with our aim to produce safe, profitable ounces, we continuously consider the impacts of our business activities on the countries where we operate, our employees, host communities and the environment. We also evaluate the effectiveness of our plans to manage and mitigate these impacts. We keenly understand the importance of inclusive stakeholder engagement and partnerships that enable Harmony to mine gold responsibly and sustainably.

Over the next five years, we will continue to strengthen our delivery on sustainable development KPIs and the SDG targets most relevant to our business.

Sustainable development guidelines and frameworks

The 17 UN SDGs were adopted by member states in 2015 with 169 indicators and targets. They are aimed at creating a better world by 2030 by eliminating poverty, fighting inequality and ensuring that the world is safe from the worst effects of climate change. An important aspect is the role of the private sector, to support governments, civil society and the public, in achieving these targets.

We aligned our sustainable development framework to the SDGs in 2018.

The World Gold Council’s Responsible Gold Mining Principles address key ESG issues for the gold mining sector and set out clear expectations for consumers, investors and the downstream supply chain on what constitutes responsible gold mining. After completing the required year one gap analysis, we are in year two of a three-year process for formal certification against these principles.

The TCFD was established by the Financial Stability Board and provides recommendations on measuring, reporting and responding to climate-related risks. We produced our third report against these recommended climate-related financial disclosures in FY22.

The CDP motivates organisations to disclose their environmental impacts. We submit an annual performance report to CDP Water to help us manage our risks and opportunities.

As a member of the Minerals Council South Africa, we subscribe to its membership compact, a mandatory code of ethical business conduct, and its guiding principles.

Although we are not a member, our sustainable development framework recognises the principles articulated by the International Council on Mining and Metals (ICMM). These principles are expressed in our various sustainable development policies and position statements.

Although we are not a signatory to the UNGC or Voluntary Principles on Security and Human Rights, we have adopted their principles to support our sustainable development framework.

We consider the Organisation for Economic Co-operation and Development’s (OECD) guidelines for responsible investment. Harmony has adopted key aspects of the international tailings standards and will take decisions on full implementation once the operating guidelines have been released.

Aligning with the SDGs

We understand our role in contributing to broader sustainable development issues. We have identified areas where we can lessen our negative impacts and increase our positive impacts through targeted efforts. These include taking action against climate change and fossil-fuelled energy consumption, ending poverty, efficiently managing our use of scarce natural resources such as water and land, while protecting biodiversity and observing human rights.

Equally, as a private-sector company, we are committed to supporting the governments in South Africa and Papua New Guinea in reaching these goals. Our core purpose also aligns our business objectives with the SDGs.

We have prioritised eight SDGs directly aligned with our business strategy and its four pillars. We have also identified five SDGs where we can meaningfully contribute through our sustainable development framework and by meeting our socio-economic development commitments. Many of the SDGs are interconnected. Collaboration is an SDG that is core to all others and calls for partnerships, and pooled efforts and resources to bring sustained beneficial change to our people.

Tier 1 – central to our core business and strategy
What Harmony is doing

Ensure good health and promote the wellbeing of all
Harmony prioritises the safety, health and wellbeing of our employees because no product is as important as our employees, who should return home safely and healthy every day.

Our approach extends beyond the mine boundary to the communities affected by our operations and where many of our employees live. We believe that contributing to the health and wellbeing of our communities facilitates an ecosystem in which our business and all stakeholders can thrive.

Promote gender equality and empower women and girls
Gender equality and inclusivity is an important aspect of our human resources policy. We have gender diversity targets and are actively increasing the number of women employed across the company at all levels.

Ensure availability and sustainable management of water and sanitation for all
The climatic conditions in our two geographies are significantly different. South Africa is characterised as a water-stressed region and Papua New Guinea is a high-rainfall, tropical climate. As such, our water management strategies consider the risks, needs and impact of each geography, mine, the surrounding environment and communities with whom we share this resource.

We manage and mitigate our impacts on water-catchment areas by ensuring we do not degrade the quality or affect ecosystem health. Our overarching objective is to conserve this natural resource by improving our water efficiencies through reuse and recycling.

We contribute to SDG 6 through socio-economic projects that include assisting municipalities in managing their waste water.

Ensure access to affordable, reliable, sustainable and modern energy for all
South Africa experiences power outages due to various stages of loadshedding implemented by the country’s power utility. We are investing in alternative energy sources, including three solar photovoltaic (PV) plants.

Given the energy shortage in South Africa, our first imperative is to reduce consumption to increase availability for the country’s economic growth and societal needs. This is driven by our energy efficiency programme and a pipeline of projects at different stages of development which will depressurise the grid by adding 200MW to the grid in the short term. For social upliftment, we are liberating land for green energy projects that will feed into the grid.

Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work
To achieve our strategic objectives and ensure our long-term viability, we aim to be a fair and responsible employer that respects the rights of employees to associate freely. We aim to enhance the lives of our 47 373 employees by enabling them to improve their living conditions, and to have better access to social services, healthcare, education and training.

Ensure sustainable, responsible consumption and production patterns
A key pillar of our business strategy is operational excellence. By re-engineering our portfolio for quality assets, optimising our processes, grade management and costs, we improve and sustain productivity and efficiencies. This inherently involves the efficient use of natural resources, responsible waste management, sustainable procurement practices and regular reporting to stakeholders.

Take urgent action to combat climate change and its impacts
Mining and extractive processes are highly energy intensive. The energy we consume is mostly generated by fossil fuels in South Africa, a contributing factor to climate change.

To reduce our impact and help combat climate change, we are transforming our portfolio into low-carbon assets. We launched our decarbonisation strategy, set net zero targets and are investing in alternative energy sources.

Protect, restore and promote the sustainable use of terrestrial ecosystems, halt and reverse land degradation, and halt biodiversity loss
Our mining activities negatively impact natural ecosystems. Guided by our environmental strategy and related policies and procedures, we aim to mitigate these impacts by restoring land and biodiversity, and planning for post-mine closure.

Tier 2 – SDGs we support through our existence and sustainable development activities
What Harmony is doing

End poverty in all its forms everywhere
Our 47 373 employees support an estimated 475 000 dependants, local businesses and municipalities in the communities where they live. Many of our socio-economic initiatives create empowerment, employment and economic upliftment through, among others, sustainable economic activities – see SDG 11 – and help to combat poverty.

End hunger, achieve food security and promote sustainable agriculture
We support broad-based agriculture and commercial agricultural ventures to establish alternative, sustainable economic activities that will continue beyond mining operations and contribute to food security.

Ensure inclusive and equitable quality education and promote lifelong learning opportunities	We aim to advance mathematics, science and technology at secondary schools in our South African communities. We promote training in entrepreneurial and portable skills, and in information and communication technology among the youth. Ongoing training and skills development for our employees are a business imperative.

Make cities and human settlements inclusive, safe, resilient and sustainable	Our socio-economic development strategy focuses on agricultural, infrastructure and sustainable energy projects, which have greater potential to deliver sustainable benefits to communities. This is supported by preferential and local procurement, as well as enterprise and supplier development. The aim is to help establish sustainable communities that are economically viable post-mining. Infrastructure projects (such as roads in South Africa and water and sanitation in Papua New Guinea) help boost host community resilience.

Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels
Through ethical mining, we aim to drive ethical business practices, meet or exceed regulatory requirements, and continue partnering with key stakeholders.

We have established stakeholder forums where we engage in dialogue with our various stakeholders to understand their needs and expectations. By being honest and transparent and delivering on commitments, we build credibility. We work closely with our local governments through various structures to ensure that we are jointly identifying opportunities to support our communities.

In Papua New Guinea, we have assisted with law and order infrastructure including magistrates houses and police stations, among others, to improve access to peace and justice for our communities. We have also established a memorandum of agreement that allows our asset protection department to offer reserve policing capabilities.

Collaboration

Collaboration with various stakeholders	We believe that mutually beneficial partnerships enable SDG achievement. We partner with communities, municipalities, tertiary institutions, small businesses and governments, locally and nationally, for sustainable development. We continue strengthening current partnerships and building new partnerships by having constructive engagements and addressing our stakeholders’ needs and concerns.

Measuring how we perform
We recognise the importance of reporting transparently and accurately, and continue working to enhance the quality and quantity of our ESG disclosures. We monitor our ESG scores closely, particularly areas where we may be underperforming against our industry peers. Our ESG performance is annually assessed by global ratings agencies. In FY22, we received the following scores:

FTSE4Good

4.0 out of 5.0 FTSE Russell ESG rating

- Environment: 4.2
- Social: 3.0
- Governance 5.0.

Harmony ranks 91st percentile improving from 64th percentile last year.

MSCI

- CCC to B ESG rating
  Overall, we performed better than the industry average but acknowledge that we need to improve our health and safety, labour management and community relations performance.

Sustainalytics

Harmony ranks in the top 50 under the precious metals category.

Bloomberg Gender-Equality Index 2021

Harmony was included in the Bloomberg Gender Equality Index 2022.

CDP DRIVING SUSTAINABLE ECONOMIES

CDP score of "A" for water management.

Mining for the future
This year, we again illustrated that sustainability is the driving force of our business. We progressed in future-proofing Harmony, which is evident in the successful implementation of our decarbonisation strategy and net-zero targets. We are aiming to be carbon neutral by 2045 in collaboration with our stakeholders on this journey. In the short to medium term, we will remain focused on renewable energy sources so that, in addition to our copper and silver output necessary for renewable electrification and transportation, Harmony will be well positioned to support the transition to a clean energy future.

Delivering profitable ounces
Operational performance

Operational excellence is one of four strategic pillars on which Harmony has built its business and is vital to delivering on our strategy – to create value by operating safely and sustainably, and by growing our margins. In striving to maintain operational excellence, we prioritise safety, ensure strict cost control and management of grades mined and encourage disciplined mining to improve productivity and efficiencies.

Our approach
Our approach to improved operational performance is driven by our commitment to operational excellence and to ensuring safe, consistent, predictable and profitable production. We aim to create an enabling and safe environment to achieve our operational plans, reduce unit costs and improve productivity to maximise the generation of free cash flow. Operational excellence is central to generating cash flow.

Key focus areas of our operational excellence programme:

Safety and health •Journey to proactive safety •Agile response to the Covid-19 pandemic •Risk management and focus on critical controls •Bottom-up safety transformation interventions.	➢	Grade management and mining flexibility •Limit mining below cut-off grade •Incorporate flexibility into our mining plans.	➢	Capital allocation •Prioritised and focused capital allocation for growth and to sustain the business.

Infrastructure maintenance •Fewer unplanned stoppages.	➢	Cost management •Focused cost management and project delivery •Improved productivity •Higher grade assets will drive down costs in the long run.	➢	Environmental and social management •Sustainable and responsible environmental stewardship •Community engagement and social upliftment.

Capitals affected Directly Manufactured capital Human capital Intellectual capital Indirectly Financial capital Social and relationship capital Natural capital	➢	Stakeholders affected •Employees and unions •Investors and financiers •Governments and regulators •Communities, traditional leaders and NGOs •Suppliers.	➢	Link to strategy Responsible stewardship Operational excellence Cash certainty Effective capital allocation

Responsible committees •Technical •Social and ethics	➢
Related risks
•Loss of life/safety
•Security of electricity power supply and the impact of higher electricity costs
•Depleting Ore Reserve base
•Supply chain disruptions (including supply of goods and increasing costs)
•Divergent gold price and foreign exchange fluctuations (from planned levels)
•Geopolitical risks
•Ore Reserve/mining inflexibility (Iceberg management model)
•Labour and community unrest during wage negotiations
•Failure to achieve our operational objectives.

Safety and operational risk management
Managing safety risks: Safety is a material risk for Harmony. As such, it is imperative to ensure safe production, prevent loss-of-life incidents and embed a proactive safety culture across all our operations. We have adopted global best practice safety standards, a four-layered approach based on risk management, implemented modernised safety systems, and intensified our focus on leadership development and training to address behaviour to achieve our goal of ensuring that each employee safely returns home every day.

Managing operational risks: Operational risk management is an integral feature of our business and operating strategy. It entails managing risks effectively while working productively. Our risk-based approach helps ensure that all supporting systems are functioning efficiently. Safety hazards and operational business risks are identified and dealt with continuously at each of our operations.

Harmony’s top operational risks are:
•Loss of life/safety
•Security of electricity power supply and the impact of higher electricity costs
•Depleting Ore Reserve base
•Supply chain disruptions (including supply of goods and increasing costs).

Our performance FY22
The safety and health of our employees and their families remains our top priority. In FY22, we continued our safety journey to embed a proactive safety culture throughout the company.

Group production for FY22 decreased by 3% to 1.49Moz of gold (FY21: 1.54Moz). This was in line with our revised guidance of 1.48Moz to 1.56Moz. The average underground recovered grade decreased by 3% to 5.37g/t from 5.51g/t, mainly due to lower grades achieved at Moab Khotsong, Mponeng and Doornkop. Mponeng and related assets were included in our results for the full year versus only nine months in the previous financial year and production increased by 11% year on year for these operations. Bambanani was nearing the end of its economic life, however, due to safety concerns, a decision was taken to close the mine earlier than anticipated. It was no longer possible to operate the mine in accordance with Harmony’s safety protocols given the high risk of seismicity. Production for Bambanani was negatively affected decreasing by 28% year on year.

The average gold price received increased by 5% to R894 218/kg (FY21: R851 045/kg) for the financial year driven by higher gold prices while the rand to US dollar exchange rate remained fairly constant. Revenue increased by 2% to R42 645 million (FY21: R41 733 million), driven by the higher gold price. All-in sustaining costs rose 16% to R835 891/kg from R723 054/kg in FY21, mainly due to lower-than-expected gold production at Hidden Valley, Moab Khotsong, Doornkop, Bambanani and Mponeng. This resulted in a production profit of R9 546 million, 20% lower compared with R11 958 million in FY21.

Group capital expenditure for FY22 rose 21% to R6 192 million from R5 103 million in FY21. This reflects the inclusion of Mponeng and related assets for the full financial year as well as our continued focus on capital investment into growth projects. Capital expenditure related to growth projects increased 96% to R1 220 million compared with R622 million spent in FY21.

FY22 focus areas and actions	How we performed
Continue embedding a proactive safety culture	South African lost-time injury frequency rate improved by 9% to 5.90 per million shifts from 6.46 in FY21.
Ensure we meet our operational plans and generate free cash flow	Operational challenges at our South African operations, the earlier-than-anticipated closing of Bambanani and the conveyor belt failure at Hidden Valley resulted in our production plans not being met. Operational free cash at R2.9 billion was higher than planned, mainly due to the higher gold price received and lower-than-planned capital spend.
Create synergies in the West Wits region that will unlock value	Reef ore from Kusasalethu is now being processed at Mponeng plant while Kusasalethu plant will focus on the processing of waste ore. Savuka plant mill section was closed and the plant will focus on the retreatment of slimes dams.
Pursue organic brownfields growth strategy	Brownfield exploration at Hidden Valley and Kalgold to optimise existing open-pit operations and extend mine life, with brownfield exploration at our underground operations in South Africa.
Continue to drive down unit costs by improving our safety performance, delivering on our production plans, and increasing the productivity of our mining teams	Improvements from our surface operations and an excellent performance from Kusasalethu was negated by numerous operational challenges in South Africa and Hidden Valley.

Key operational metrics FY22 – year-on-year (YoY) comparison

	Unit	YoY move	YoY %	FY22	FY21	Comments
Gold price	R/kg	é	5.1	894 218	851 045	Average gold price received increased YoY, boosting revenue.
Underground yield	g/t	ê	-2.5	5.37	5.51	Mainly affected by lower grades at Moab Khotsong, Mponeng and Doornkop.
Margin	%	ê	-56.3	7	16	Margins lower at most operations when compared with the previous year. Kusasalethu and Moab Khotsong were our most profitable underground operations for the reporting period, delivering operating free cash flow margins of 20% and 13% respectively.
Gold produced	kg	ê	-3.2	46 236	47 755
– South Africa	kg	ê	-1.2	42 529	43 066	Affected by the closure of Bambanani in the current year and Unisel in the previous year. Surface operations stopped at Vaal River and Savuka marginal ore dumps.
– Papua New Guinea	kg	ê	-20.9	3 707	4 689	Gold production at Hidden Valley was mainly affected by the overland conveyor belt failure in January 2022.
All-in sustaining cost	R/kg	é	15.6	835 891	723 054	The increase in all-in sustaining cost was mainly due to the inclusion of Mponeng and related assets for the full year, the conveyor belt failure at Hidden Valley combined with an increase in sustaining capital expenditure.

FY23 outlook
In the next financial year, gold production is estimated to be between 1.4Moz and 1.5Moz at an all-in sustaining cost of less than R900 000/kg. Underground recovered grade is planned to be about 5.45g/t to 5.60g/t.

Looking ahead, we have a number of growth opportunities. We obtained the necessary permitting for the Kareerand extension towards the end of the financial year. The Zaaiplaats project will continue to be a focus area for Moab Khotsong in FY23. Target mine is progressing well with the infrastructure relocation project expected to be completed by the end of the calendar year.

Exploration drilling at Kalgold has yielded favourable results and the operation has the potential to be further expanded. We are also drilling in the vicinity of Target North, situated in the Witwatersrand Basin.

Key focus areas and actions in FY23:
•Continue to embed a proactive safety culture
•Ensure we meet our operational plans and generate free cash flow
•Create synergies in the West Wits region that will unlock value
•Pursue organic brownfields growth strategy
•Continue to drive down unit costs by improving our safety performance, delivering on our production plans, and increasing the productivity of our mining teams.

FY23 production and capital guidance

	Production	Capital expenditure[1]	Life-of-mine
Operation	(oz)	(Rm)	(years)
Moab Khotsong	204 000 - 215 000	1 337	22
Mponeng	198 300 - 215 500	811	7
Tshepong North	104 000 - 110 000	479	7
Tshepong South	88 000 - 92 000	516	8
Doornkop	120 000 - 126 000	742	16
Joel	59 000 - 62 000	276	8
Target 1	61 700 - 69 000	454	6
Kusasalethu	123 000 - 129 000	208	2
Masimong	63 000 - 66 000	101	2
Underground operations – total[2]	1 021 000 - 1 084 500	4 924
South African surface operations (tailings and waste rock dumps)	~120 000	126	13+
Mine Waste Solutions (MWS)	82 500 - 89 600	1 554	17
Kalgold	36 100 - 42 100	78	11
Hidden Valley[3]	152 000 - 155 000	1 772	5
Total	~1 400 000 – 1 500 000	8 454
1    Excludes Wafi-Golpu.
2    At an underground recovered grade of ~5.45g/t to 5.60g/t.
3    Includes capitalised stripping costs.

Performance by operation

South Africa – underground operations
For the year under review we noted improved production results from Kusasalethu, Target 1 and Joel, with Mponeng being included for 12 months compared with only nine months in FY21. The improvement from these operations was, however, offset by the earlier-than-anticipated closure of Bambanani at the end of June 2022 as well as mining and infrastructure-related challenges at Moab Khotsong, Tshepong Operations and Doornkop. The result was a 2% decrease in production for FY22 to 34 326kg (1 103 605oz) compared with 34 978kg (1 124 563oz) in FY21. With action plans in place to address these constraints improved results are expected for FY23.

South Africa – surface operations
Production at these operations improved marginally to 8 203kg (263 730oz) in FY22 from 8 088kg (260 034oz) in the previous year with excellent results from Mine Waste Solutions being a stand-out. During the year it was decided to halt production at Kopanang plant due to it being unprofitable to continue. We also stopped waste rock dumps being milled at Savuka plant in favour of focusing on the retreatment of slimes dams. Kalgold showed a marginal improvement and continues to focus on regaining flexibility in order to overcome operational challenges.

Papua New Guinea – opencast operations
Hidden Valley’s gold production declined 21% in FY22 to 3 707kg (119 182oz) from 4 689kg (150 755oz) in FY21, and silver production decreased 12% to 55 687kg (1 790 378oz) from 63 482kg (2 040 994oz). Gold and silver production was negatively impacted by the overland conveyor belt failure in January 2022. During this time lower grade ore was processed from stockpiles. The overland conveyor belt has since been repaired and we have implemented controls to reduce the risk of this happening again. Production profit was 55% lower at R1 036 million (US$68 million) from R2 309 million (US$150 million) in FY21 while operating free cash flow was a negative R46 million (US$3 million) compared with R1 117 million (US$73 million) in FY21 due to the above mentioned challenges.

South Africa – underground operation
Tshepong Operations

		FY22	FY21	FY20
Number of employees
– Permanent		8 186	8 292	8 224
– Contractors		888	872	792
Total		9 074	9 164	9 016
Operational
Volumes milled	(000t) (metric)	1 561	1 558	1 417
	(000t) (imperial)	1 721	1 718	1 562
Gold produced	(kg)	7 022	7 419	7 293
	(oz)	225 763	238 526	234 475
Gold sold	(kg)	7 030	7 353	7 399
	(oz)	226 019	236 404	237 882
Grade	(g/t)	4.50	4.76	5.15
	(oz/t)	0.131	0.139	0.150
Productivity	(g/TEC)	71.76	74.59	73.24
Development results
– Total metres (excluding capital metres)		21 705	20 813	17 551
– Reef metres		2 562	2 385	3 131
– Capital metres		1 126	1 000	140
Financial
Revenue	(Rm)	6 351	6 214	5 452
	(US$m)	418	403	348
Average gold price received	(R/kg)	903 407	845 031	736 863
	(US$/oz)	1 847	1 707	1 463
Cash operating cost	(Rm)	5 088	4 919	4 252
	(US$m)	334	319	271
Production profit	(Rm)	1 267	1 349	1 154
	(US$m)	83	87	74
Capital expenditure	(Rm)	1 514	1 112	930
	(US$m)	100	72	59
Operating free cash flow[1]	(Rm)	(251)	183	270
	(US$m)	(16)	12	17
Cash operating cost	(R/kg)	724 539	663 030	583 018
	(US$/oz)	1 482	1 339	1 158
All-in sustaining cost	(R/kg)	925 100	815 333	713 202
	(US$/oz)	1 892	1 647	1 416
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		1	2	2
Lost-time injury frequency rate	per million hours worked	5.92	5.44	5.05
Environment
Electricity consumption	(GWh)	593	566	549
Water consumption – primary activities	(Ml)	2 955	2 940	2 813
Greenhouse gas emissions	(000tCO2e)	641	590	581
Intensity data per tonne treated
– Energy		0.38	0.36	0.39
– Water		1.89	1.89	1.98
– Greenhouse gas emissions		0.41	0.38	0.41
Number of reportable environmental incidents		—	—	—
Community
Local economic development	(Rm)	26	19	32
Training and development	(Rm)	128	86	94
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Tshepong Operations continued

Other salient features
Status of operation	Steady-state operation: development continues
Life-of-mine*#	Tshepong North (7 years) and Tshepong South (8 years)
Nameplate hoisting capacity (per month)	283 000 tonnes (312 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001.
*    During June 2022 a decision was taken to restructure Tshepong Operations and separate the complex into two operations, being Tshepong North and Tshepong South (also known as the Phakisa section).
#    Unless specified, Tshepong Operations refers to the full Tshepong complex, including both the North and South operations mentioned above.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	7.9	6.02	48	0.5	7.24	4	8.4	6.09	51
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	8.7	0.176	1 532	0.6	0.211	119	9.3	0.178	1 652

Overview of operations
Tshepong Operations is a deep-level underground mining operation in the Free State, near the town of Welkom, some 250km from Johannesburg. It is an integrated mining complex that includes the Tshepong and Phakisa underground mines/sections. These two operations were amalgamated into a single complex from FY18 and reported as Tshepong Operations. The amalgamation was, however, reviewed at the end of FY22 and a decision taken to restructure Tshepong Operations. As a result, the Sub-75 project has been suspended and these two operations will be reported separately in future with Tshepong reported as Tshepong North and Phakisa as Tshepong South.

Tshepong North is a mature underground operation that uses conventional undercut mining, while the newer Tshepong South uses the conventional undercut and opencut mining method. Rock from Tshepong South is transported via a railveyor system to Nyala shaft, from where it is hoisted to surface. The principal gold-bearing orebody exploited by both sections is the Basal Reef, with the B Reef mined as a high-grade secondary reef. Mining is conducted at depths of 1 500m to 2 300m. Ore mined is processed at the Harmony One plant, with gold recovered using the gold cyanide leaching process.

Operating performance FY22
Regrettably, there was one loss-of-life incident at Tshepong Operations in FY22. The lost-time injury frequency rate deteriorated 9% to 5.92 per million hours worked (FY21: 5.44). The management team remains committed to improving the safety performance of these operations.

In FY22, Tshepong Operations was the group’s largest contributor of gold production at 15%, producing 7 022kg (225 763oz). This was 5% lower than the 7 419kg (238 526oz) produced in FY21. Tonnes milled remained constant year on year at 1.56 million tonnes at a recovered grade of 4.50g/t, 5% lower than the 4.76g/t achieved in FY21.

Revenue rose 2% to R6 351 million (FY21: R6 214 million) due to a 7% increase in the average gold price to R903 407/kg (FY21: R845 031/kg). Cash operating costs were up 3% to R5 088 million (FY21: R4 919 million), mainly due to annual wage and electricity tariff increases. Capital expenditure increased 36% to R1 514 million (FY21: R1 112 million), mainly for ongoing development and plant optimisation. Operating free cash flow deteriorated to a negative of R251 million in FY22 compared with a positive of R183 million in FY21, reflecting the increase in capital expenditure.

Our focus areas in FY23
The key focus for FY23 will be to complete the restructuring of Tshepong North and focus on managing the two operations as separate business units. The safety of employees, however, remains a top priority.

South Africa – underground operation
Moab Khotsong

		FY22	FY21	FY20
Number of employees
– Permanent		5 562	5 369	5 343
– Contractors		956	840	1 086
Total		6 518	6 209	6 551
Operational
Volumes milled	(000t) (metric)	959	903	746
	(000t) (imperial)	1 059	995	822
Gold produced	(kg)	6 508	7 166	6 592
	(oz)	209 237	230 391	211 938
Gold sold	(kg)	6 393	7 095	6 799
	(oz)	205 539	228 109	218 592
Grade	(g/t)	6.79	7.94	8.84
	(oz/t)	0.198	0.232	0.258
Productivity	(g/TEC)	97.26	109.73	102.76
Development results
– Total metres (excluding capital metres)		7 755	6 981	8 815
– Reef metres		1 424	1 144	1 173
– Capital metres		2 668	2 070	1 363
Financial
Revenue	(Rm)	5 779	6 048	5 008
	(US$m)	380	393	320
Average gold price received	(R/kg)	903 905	852 392	736 533
	(US$/oz)	1 848	1 722	1 463
Cash operating cost	(Rm)	4 134	3 846	3 283
	(US$m)	272	250	210
Production profit	(Rm)	1 740	2 206	1 664
	(US$m)	114	144	106
Capital expenditure	(Rm)	894	633	498
	(US$m)	59	41	32
Operating free cash flow[1]	(Rm)	752	1 569	1 228
	(US$m)	49	102	78
Cash operating cost	(R/kg)	635 146	536 710	497 953
	(US$/oz)	1 299	1 084	989
All-in sustaining cost	(R/kg)	739 870	626 795	566 942
	(US$/oz)	1 513	1 266	1 126
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		1	1	1
Lost-time injury frequency rate	per million hours worked	5.65	7.92	7.95
Environment[2]
Electricity consumption	(GWh)	745	757	738
Water consumption – primary activities	(Ml)	6 406	6 191	5 975
Greenhouse gas emissions	(000tCO2e)	804	903	784
Intensity data per tonne treated
– Energy		0.78	0.84	0.99
– Water		6.69	6.86	8.01
– Greenhouse gas emissions		0.84	0.87	0.81
Number of reportable environmental incidents[3]		1	1	—
Community
Local economic development	(Rm)	23	10	22
Training and development	(Rm)	85	58	56
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.
2    Figures include Nufcor.
3    Figures include reportable incidents in Zaaiplaats.2    Figures include Nufcor.

Moab Khotsong continued

Other salient features
Status of operation	Steady-state operation. Focus on Zaaiplaats and Great Noligwa pillar capital projects
Life-of-mine	22 years (including Zaaiplaats)
Nameplate hoisting capacity (per month)	160 000 tonnes (176 000 tons)
Compliance and certification	•New order mining right •ISO 14001.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.7	7.48	20	12.0	8.78	105	14.7	8.54	125
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.0	0.218	647	13.2	0.256	3 384	16.2	0.249	4 031

Overview of operations
Moab Khotsong is a deep-level mine near the towns of Orkney and Klerksdorp, some 180km south-west of Johannesburg. The mine, which began producing in 2003, was acquired from AngloGold Ashanti Limited in March 2018.

Mining is based on a scattered mining method, together with an integrated backfill support system that incorporates bracket pillars. The geology at Moab Khotsong is structurally complex, with large fault-loss areas between the three mining areas (top mine (Great Noligwa), middle mine and lower mine (growth project and Zaaiplaats project in execution phase). The mine exploits the Vaal Reef as its primary orebody. The economic reef horizons are mined between 1 791m and 3 052m below surface. Ore mined is processed at the Great Noligwa gold plant. The plant uses the reverse gold leach method, with gold and uranium being recovered through gold cyanide and acid uranium leaching.

Operating performance FY22
Regrettably, there was one loss-of-life incident at Moab Khotsong in FY22 The lost-time injury frequency rate for FY22 ended at 5.65 per million hours worked, 29% lower compared with the 7.92 per million hours worked recorded in FY21.

The operation suffered geological structure intersections resulting in the re-establishment of high-grade panels in the middle mine. Further structure and seismicity challenges resulted in the loss of ground and a decrease in available face length to mine. As a result, the recovered grade fell by 14% from 7.94g/t in FY21 to 6.79g/t in the current year. Gold production decreased year on year by 9% to 6 508kg (209 237oz) (FY21: 7 166kg, 230 391oz), partially offset by a 6% increase in tonnes milled to 959 000 tonnes (FY21: 903 000 tonnes).

The mine is the group’s second-largest gold operation, contributing 14% of total production. Revenue decreased 4% to R5 779 million (FY21: R6 048 million), mainly due to the lower gold production. The average gold price received increased 6% to R903 905/kg (FY21: R852 392/kg). Cash operating costs were 7% higher at R4 134 million (FY21: R3 846 million), mainly due to annual wage and electricity tariff increases. Capital expenditure rose 41% to R894 million (FY21: R633 million), mainly as a result of capital expenditure for the Great Noligwa pillar extraction as well as the Zaaiplaats project. A total of R351 million was spent in respect of ongoing development.

Moab Khotsong was the second biggest contributor to operating free cash flow at R752 million in FY22. This was, however, considerably lower than the R1 569 million recorded in FY21, reflecting the decrease in production as well as the increase in capital expenditure.

Our focus areas in FY23
With 22 years’ (including Zaaiplaats) life-of-mine left, the focus in FY23 will be on increasing mining face length and achieving the reserve grade. Planned project capital expenditure for FY23 related to the Great Noligwa pillars and Zaaiplaats project is forecasted at R690 million.

South Africa – underground operation
Mponeng

		FY22	FY21	FY20
Number of employees
– Permanent		4 692	4 650
– Contractors		595	658
Total		5 287	5 308
Operational
Volumes milled	(000t) (metric)	840	683
	(000t) (imperial)	926	753
Gold produced	(kg)	6 086	5 446
	(oz)	195 669	175 092
Gold sold	(kg)	6 041	5 299
	(oz)	194 222	170 367
Grade	(g/t)	7.25	7.97
	(oz/t)	0.211	0.233
Productivity	(g/TEC)	105.62	124.95
Development results
– Total metres (excluding capital metres)		8 331	6 299
– Reef metres		1 249	815
– Capital metres		—	—
Financial
Revenue	(Rm)	5 620	4 750
	(US$m)	369	308
Average gold price received	(R/kg)	930 257	896 474
	(US$/oz)	1 902	1 811
Cash operating cost	(Rm)	4 498	2 902
	(US$m)	296	188
Production profit	(Rm)	1 133	1 812
	(US$m)	74	117
Capital expenditure	(Rm)	605	493
	(US$m)	40	32
Operating free cash flow[1]	(Rm)	517	1 356
	(US$m)	34	88
Cash operating cost	(R/kg)	739 026	532 812
	(US$/oz)	1 511	1 076
All-in sustaining cost	(R/kg)	865 976	659 760
	(US$/oz)	1 771	1 333
Average exchange rate	(R/US$)	15.21	15.40
Safety
Loss of life		1	—
Lost-time injury frequency rate	per million hours worked	8.71	8.09
Environment
Electricity consumption	(GWh)	908	680
Water consumption – primary activities	(Ml)	2 798	2 250
Greenhouse gas emissions	(000tCO2e)	980	708
Intensity data per tonne treated
– Energy		1.08	1.00
– Water		3.33	3.29
– Greenhouse gas emissions		1.17	1.04
Number of reportable environmental incidents		—	—
Community
Local economic development	(Rm)	31	1
Training and development	(Rm)	65	11
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

The results and figures for FY21 in the table above are for the nine months from 1 October 2020 to 30 June 2021.

Mponeng continued

Other salient features
Status of operation	Steady-state operation: development continues
Life-of-mine	7 years
Nameplate hoisting capacity (per month)	165 000 tonnes (182 000 tons)
Compliance and certification	•New order mining right •ISO 14001.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.3	8.09	19	4.3	9.12	39	6.6	8.76	58
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.5	0.236	597	4.7	0.266	1 258	7.3	0.255	1 855

Overview of operations
Mponeng is a deep-level mine near the town of Carletonville, some 90km south-west of Johannesburg. The mine, which began producing in 1986, was acquired from AngloGold Ashanti Limited in October 2020.

The orebody is extracted mostly by breast-mining methods with associated waste mining in addition to the reef being extracted. The dilution from these waste sources is captured and incorporated in the tonnage calculation, with historical performance being the benchmark. The mine exploits the Ventersdorp Contact Reef as its primary orebody. The economic reef horizons are mined between 3 160m and 3 740m below surface. Ore mined is processed at the Mponeng gold plant. The plant uses the conventional gold leach method, with gold recovered through carbon-in-pulp technology.

Operating performance FY22
The current year’s results represents the first full financial year for Mponeng since its acquisition in October 2020.

Regrettably, there was one loss-of-life incident in the first quarter of FY22. The lost-time injury frequency rate deteriorated to 8.71 per million hours worked in FY22 (FY21: 8.09). The management team remains committed to improving the safety performance.

Mponeng is the group’s third-largest gold producer, contributing 13% of total production. In FY22, Mponeng was impacted by seismicity affecting available face length in higher grade areas and ultimately volumes mined. As a result the recovered grade in FY22 decreased 9% to 7.25g/t (FY21: 7.97g/t). Volumes of ore milled were 23% higher at 840 000 tonnes when compared with 683 000 tonnes in the nine months during the previous financial year. Gold produced for FY22 was 6 086kg (195 669oz) compared with 5 446kg (175 092oz) in FY21.

Revenue increased 18% to R5 620 million (FY21: R4 750 million), mainly due to the increase in gold production. The average gold price received increased 4% to R930 257/kg (FY21: R896 474/kg). Cash operating cost at R4 498 million (FY21: R2 902 million) reflects the inclusion of a full year’s expenses as well as annual wage and electricity tariff increases. Capital expenditure rose 23% to R605 million (FY21: R493 million), again reflecting a full year and was mainly for ongoing development.

Mponeng was the third-largest contributor to operating free cash flow at R517 million in FY22. This was however lower that the R1 356 million achieved in FY21, reflecting the increase in production and capital expenditure.

Our focus areas in FY23
Focus will be on improving the safety performance as well as achieving planned production.

South Africa – underground operation
Bambanani

		FY22	FY21	FY20
Number of employees
– Permanent		1 070	1 508	1 561
– Contractors		50	131	129
Total		1 120	1 639	1 690
Operational
Volumes milled	(000t) (metric)	176	227	200
	(000t) (imperial)	194	250	221
Gold produced	(kg)	1 433	1 992	2 132
	(oz)	46 072	64 044	68 545
Gold sold	(kg)	1 437	1 975	2 162
	(oz)	46 201	63 498	69 510
Grade	(g/t)	8.14	8.78	10.66
	(oz/t)	0.237	0.256	0.310
Productivity	(g/TEC)	86.53	107.37	112.43
Development results
– Total metres (excluding capital metres)		911	1 414	1 184
– Reef metres		—	—	—
– Capital metres		—	—	—
Financial
Revenue	(Rm)	1 286	1 687	1 591
	(US$m)	85	110	102
Average gold price received	(R/kg)	895 101	854 392	735 972
	(US$/oz)	1 830	1 726	1 461
Cash operating cost	(Rm)	1 157	1 168	1 025
	(US$m)	76	76	65
Production profit	(Rm)	123	531	551
	(US$m)	8	35	36
Capital expenditure	(Rm)	25	71	50
	(US$m)	2	5	3
Operating free cash flow[1]	(Rm)	103	448	517
	(US$m)	7	29	33
Cash operating cost	(R/kg)	807 652	586 588	480 620
	(US$/oz)	1 652	1 185	954
All-in sustaining cost	(R/kg)	851 977	641 426	522 990
	(US$/oz)	1 742	1 295	1 039
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	2	—
Lost-time injury frequency rate	per million hours worked	2.97	2.70	2.71
Environment
Electricity consumption	(GWh)	134	133	132
Water consumption – primary activities	(Ml)	811	1 024	1 120
Greenhouse gas emissions	(000tCO2e)	144	138	140
Intensity data per tonne treated
– Energy		0.76	0.58	0.66
– Water		4.59	4.51	5.60
– Greenhouse gas emissions		0.82	0.61	0.70
Number of reportable environmental incidents		—	—	1
Community
Local economic development	(Rm)	6	4	8
Training and development	(Rm)	18	22	23
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Bambanani continued

Other salient features
Status of operation	Mature operation closed in FY22 (June 2022)
Life-of-mine	Closed
Nameplate hoisting capacity (per month)	32 000 tonnes (35 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 – not certified but operates according to standard’s requirements •ISO 9001.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	—	—	—	—	—	—	—	—	—
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	—	—	—	—	—	—	—	—	—

Overview of operations
Bambanani is a mature, deep-level mine in the Free State, near Welkom and some 260km south of Johannesburg. It comprises two surface shafts, with the East shaft used to convey employees and West shaft used to hoist ore to the surface.

Bambanani has been one of Harmony’s most successful and profitable mines. It was nearing the end of its economic life but it was decided to close the mine earlier than anticipated. This on the basis that it was no longer possible to operate the mine in accordance with Harmony’s safety protocols, given the high risk of seismicity. The mine was closed at the end of FY22 and employees from the mine will be redeployed within the group.

Operating performance FY22
The lost-time injury frequency rate deteriorated to 2.97 per million hours worked in FY22 (FY21: 2.70).

Gold production decreased 28% to 1 433kg (46 072oz) (FY21: 1 992kg, 64 044oz), mainly due to a 22% decrease in tonnes milled to 176 000 tonnes (FY21: 227 000 tonnes). This was mainly due to the closing of Bambanani at the end of the financial year with production winding down towards June 2022. The underground recovered grade decreased 7% to 8.14g/t (FY21: 8.78g/t).

Revenue declined 24% to R1 286 million (FY21: R1 687 million) as a result of the lower production. This was partially offset by the higher gold price received of R895 101/kg (FY21: R854 392/kg).

Cash operating costs decreased 1% to R1 157 million (FY21: R1 168 million), affected by the closure of the operation. Capital expenditure decreased 64% to R25 million (FY21: R71 million), mainly spent in the first quarter of the financial year before the decision was taken to close the operation. The operation generated operating free cash flow of R103 million in FY22, compared with R448 million in FY21.

Our focus areas in FY23
The mine was closed at the end of FY22.

South Africa – underground operation
Doornkop

		FY22	FY21	FY20
Number of employees
– Permanent		3 322	3 374	3 249
– Contractors		771	772	585
Total		4 093	4 146	3 924
Operational
Volumes milled	(000t) (metric)	874	851	681
	(000t) (imperial)	963	938	750
Gold produced	(kg)	3 444	3 670	2 994
	(oz)	110 726	117 993	96 259
Gold sold	(kg)	3 464	3 603	3 038
	(oz)	111 370	115 839	97 673
Grade	(g/t)	3.94	4.31	4.40
	(oz/t)	0.115	0.126	0.128
Productivity	(g/TEC)	81.17	89.14	74.83
Development results
– Total metres (excluding capital metres)		6 500	6 271	6 042
– Reef metres		1 449	1 713	1 474
– Capital metres		2 708	1 149	315
Financial
Revenue	(Rm)	3 106	3 077	2 270
	(US$m)	204	200	145
Average gold price received	(R/kg)	896 779	853 957	747 282
	(US$/oz)	1 834	1 725	1 484
Cash operating cost	(Rm)	2 514	2 186	1 699
	(US$m)	165	142	109
Production profit	(Rm)	654	937	540
	(US$m)	43	61	35
Capital expenditure	(Rm)	491	425	281
	(US$m)	32	28	18
Operating free cash flow[1]	(Rm)	102	466	290
	(US$m)	7	30	19
Cash operating cost	(R/kg)	729 965	595 550	567 632
	(US$/oz)	1 493	1 203	1 127
All-in sustaining cost	(R/kg)	823 966	680 524	649 041
	(US$/oz)	1 685	1 374	1 289
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		2	1	1
Lost-time injury frequency rate	per million hours worked	5.59	6.89	6.10
Environment
Electricity consumption	(GWh)	214	212	204
Water consumption – primary activities	(Ml)	1 011	787	665
Greenhouse gas emissions	(000tCO2e)	231	222	217
Intensity data per tonne treated
– Energy		0.25	0.25	0.30
– Water		1.16	0.92	0.98
– Greenhouse gas emissions		0.27	0.26	0.32
Number of reportable environmental incidents		—	—	—
Community
Local economic development	(Rm)	10	6	9
Training and development	(Rm)	75	53	41
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Doornkop continued

Other salient features
Status of operation	Mining takes place on the South Reef at this single-shaft operation
Life-of-mine	16 years
Nameplate hoisting capacity (per month)	103 000 tonnes (113 000 tons)
Compliance and certification	•New order mining right – October 2008 •ISO 14001 •ISO 9001 •OHSAS 18001 •Cyanide code certified.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	5.9	4.46	26	7.9	4.29	34	13.8	4.36	60
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	6.5	0.130	842	8.7	0.125	1 093	15.2	0.127	1 934

Overview of operations
Doornkop is a deep-level single-shaft operation in Gauteng, some 30km west of Johannesburg, on the northern rim of the Witwatersrand Basin. While a mature operation, it still has 16 years life-of-mine remaining.

The operation focuses on narrow-reef conventional mining of the South Reef gold-bearing conglomerate reef. Mining is undertaken to a depth of 2 219m below surface. Ore is processed at the Doornkop plant, which uses the carbon-in-pulp process to extract gold.

Operating performance FY22
Regrettably, there were two loss-of-life incidents at Doornkop. The lost-time injury frequency rate improved 19% to 5.59 per million hours worked in FY22 (FY21: 6.89). The management team remains committed to improving safety performance.

Doornkop was affected by safety-related incidents as well as compressed air and shaft infrastructure-related challenges during FY22. Despite these challenges, volumes milled increased by 3% to 874 000 tonnes (FY21: 851 000 tonnes). The recovered grade, however, decreased by 9% to 3.94g/t (FY21: 4.31g/t), negatively affecting gold production which decreased by 6% to 3 444kg (110 726oz) from 3 670kg (117 993oz).

Revenue rose 1% to R3 106 million (FY21: R3 077 million) due to a 5% rise in the gold price to R896 779/kg (FY21: R853 957/kg). Cash operating costs were 15% higher at R2 514 million (FY21: R2 186 million) mainly due to annual wage and electricity tariff increases. Additional cost relating to compressed air generation amounted to approximately R60 million. Capital expenditure increased 16% to R491 million from R425 million in FY21, mainly on ongoing development.

Our focus areas in FY23
Continued focus on safety remains a top priority. Achieving planned development targets to enable the full life-of-mine production build-up and enhance mining flexibility will be a priority for FY23.

South Africa – underground operation
Joel

		FY22	FY21	FY20
Number of employees
– Permanent		1 839	1 823	1 883
– Contractors		224	209	131
Total		2 063	2 032	2 014
Operational
Volumes milled	(000t) (metric)	434	359	349
	(000t) (imperial)	478	396	384
Gold produced	(kg)	1 556	1 424	1 391
	(oz)	50 026	45 783	44 722
Gold sold	(kg)	1 555	1 414	1 412
	(oz)	49 994	45 461	45 397
Grade	(g/t)	3.59	3.97	3.99
	(oz/t)	0.105	0.116	0.116
Productivity	(g/TEC)	71.05	63.97	64.01
Development results
– Total metres (excluding capital metres)		3 364	3 397	2 734
– Reef metres		1 104	1 806	832
– Capital metres		—	—	—
Financial
Revenue	(Rm)	1 411	1 199	1 037
	(US$m)	93	78	66
Average gold price received	(R/kg)	907 660	848 131	734 620
	(US$/oz)	1 856	1 713	1 459
Cash operating cost	(Rm)	1 316	1 135	999
	(US$m)	87	74	64
Production profit	(Rm)	103	75	27
	(US$m)	7	5	2
Capital expenditure	(Rm)	225	172	151
	(US$m)	15	11	10
Operating free cash flow[1]	(Rm)	(129)	(108)	(113)
	(US$m)	(9)	(7)	(8)
Cash operating cost	(R/kg)	845 931	796 982	718 024
	(US$/oz)	1 730	1 610	1 426
All-in sustaining cost	(R/kg)	983 593	936 296	826 970
	(US$/oz)	2 011	1 891	1 642
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	4.62	3.42	2.03
Environment
Electricity consumption	(GWh)	94	88	85
Water consumption – primary activities	(Ml)	979	907	853
Greenhouse gas emissions	(000tCO2e)	101	92	90
Intensity data per tonne treated
– Energy		0.22	0.25	0.24
– Water		2.25	0.92	2.44
– Greenhouse gas emissions		0.23	0.26	0.26
Number of reportable environmental incidents		—	—	—
Community
Local economic development	(Rm)	6	4	6
Training and development	(Rm)	24	19	18
1 Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Joel continued

Other salient features
Status of operation	Twin-shaft operation – technically challenging, decline project completed
Life-of-mine	8 years
Nameplate hoisting capacity (per month)	60 000 tonnes (83 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •SAS 18001.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.8	5.01	14	1.0	4.85	5	3.7	4.97	19
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.1	0.146	448	1.1	0.142	149	4.1	0.145	597

Overview of operations
Joel is a twin-shaft mining operation in the Free State, some 290km south-west of Johannesburg, on the southern edge of the Witwatersrand Basin.

A pre-developed scattered mining system is used. This enables unpay and geologically complex areas to be left unmined, while considering the overall panel configuration and stability of footwall development. This allows for mining to be selective, based on the proven Ore Reserve during the development phase. The primary economic reef mined is the narrow tabular Beatrix Reef deposit, accessed via conventional grid development. Mining is currently being conducted to a depth of 1 379m below collar. As the Joel plant was decommissioned in FY19, ore mined is now processed at the Harmony One plant.

Operating performance FY22
Joel achieved 2 000 000 loss-of-life free shifts during the year under review.

In FY22, gold production increased by 9% to 1 556kg (50 026oz) (FY21: 1 424kg, 45 783oz). Volume of ore milled rose 21% to 434 000 tonnes (FY21: 359 000 tonnes) partially offset by a 10% decrease in the recovered grade to 3.59g/t (FY21: 3.97g/t). Challenging mining conditions resulted in a 9% decrease in the average mining grade directly impacting the recovered grade.

The increase in gold production combined with a 7% increase in the gold price to R907 660/kg (FY21: R848 131/kg) resulted in a 18% increase in revenue to R1 411 million (FY21: R1 199 million). Cash operating costs rose 16% to R1 316 million (FY21: R1 135 million), mainly due to annual wage and electricity tariff increases as well as the increase in production. Capital expenditure was 31% higher at R225 million (FY21: R172 million), mainly for ongoing development and major capital related to the cooling project.

Our focus areas in FY23
The key focus areas in FY23 will be managing mining practices to ultimately improve recovered grades, as well as ongoing exploration drilling to identify new reserves below 137 level and in the Klippan area.

South Africa – underground operation
Target 1

		FY22	FY21	FY20
Number of employees
– Permanent		1 516	1 550	1 682
– Contractors		343	315	380
Total		1 859	1 865	2 062
Operational
Volumes milled	(000t) (metric)	455	488	543
	(000t) (imperial)	501	537	598
Gold produced	(kg)	1 800	1 603	2 244
	(oz)	57 872	51 536	72 146
Gold sold	(kg)	1 821	1 619	2 237
	(oz)	58 547	52 052	71 921
Grade	(g/t)	3.96	3.28	4.13
	(oz/t)	0.116	0.096	0.121
Productivity	(g/TEC)	90.42	76.55	108.58
Development results
– Total metres (excluding capital metres)		1 544	2 211	2 152
– Reef metres		55	368	96
– Capital metres		194	96	191
Financial
Revenue	(Rm)	1 648	1 410	1 524
	(US$m)	108	92	97
Average gold price received	(R/kg)	904 992	870 640	681 388
	(US$/oz)	1 851	1 758	1 353
Cash operating cost	(Rm)	1 794	1 662	1 505
	(US$m)	118	108	96
Production profit	(Rm)	(164)	(257)	25
	(US$m)	(11)	(16)	1
Capital expenditure	(Rm)	384	368	347
	(US$m)	25	24	22
Operating free cash flow[1]	(Rm)	(530)	(621)	(327)
	(US$m)	(35)	(40)	(21)
Cash operating cost	(R/kg)	996 938	1 037 115	670 647
	(US$/oz)	2 039	2 095	1 332
All-in sustaining cost	(R/kg)	1 210 404	1 232 098	817 066
	(US$/oz)	2 475	2 488	1 623
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	1	—
Lost-time injury frequency rate	per million hours worked	10.08	9.99	9.62
Environment
Electricity consumption	(GWh)	206	219	212
Water consumption – primary activities	(Ml)	871	597	471
Greenhouse gas emissions	(000tCO2e)	222	232	229
Intensity data per tonne treated
– Energy		0.45	0.45	0.39
– Water		1.92	1.22	0.87
– Greenhouse gas emissions		0.50	0.48	0.42
Number of reportable environmental incidents		—	—	—
Community
Local economic development	(Rm)	5	4	8
Training and development	(Rm)	43	40	38
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Target 1 continued

Other salient features
Status of operation	Optimisation project well underway, expected to be completed by the end of the calendar year
Life-of-mine	6 years
Nameplate hoisting capacity (per month)	97 000 tonnes (107 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •OHSAS 18001 •Cyanide code certified.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.7	4.32	12	1.7	4.11	7	4.4	4.24	19
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.0	0.126	378	1.9	0.120	228	4.9	0.124	606

Overview of operations
Target 1 is an advanced, single-shaft, deep-level mine in the Free State, some 270km south-west of Johannesburg. It has a planned life-of-mine of six years.

While most of the ore extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed primarily to destress areas ahead of mechanised mining. The gold mineralisation currently exploited is contained in a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs. These reefs are mined to a depth of around 2 300m below surface. Ore mined is milled and processed at the Target plant, with gold recovered by means of gold cyanide leaching.

Operating performance FY22
The lost-time injury frequency rate at Target 1 deteriorated marginally to 10.08 per million hours worked in FY22 (FY21: 9.99). The management team remains committed to improving safety performance.

Gold production increased 12% to 1 800kg (57 872oz) from 1 603kg (51 536oz) in FY21. This was mainly due to significant improvement in the recovered grade to 3.96g/t, 21% higher than the 3.28g/t recorded in FY21. Tonnes milled, however, decreased 7% to 455 000 tonnes (FY21: 488 000 tonnes). Flexibility remains a challenge and vehicle availability were some of the constraints affecting production.

The substantial increase in production is reflected in the increase in revenue to R1 648 million, 17% higher than the R1 410 million recorded in FY21. The gold price contributed to the rise in revenue with a 4% increase to R904 992/kg (FY21: R870 640/kg). Cash operating costs rose 8% to R1 794 million (FY21: R1 662 million), mainly due to annual wage and electricity tariff increases as well as an increase in the cost of consumables.

Capital expenditure increased 4% to R384 million (FY21: R368 million), mainly for ongoing development and other shaft capital as major project capital declined by 39%.

Our focus areas in FY23
The optimisation project is expected to be completed by the end of the calendar year, resulting in improved production results and ultimately lower unit costs.

South Africa – underground operation
Kusasalethu

		FY22	FY21	FY20
Number of employees
– Permanent		3 648	3 764	4 237
– Contractors		479	496	603
Total		4 127	4 260	4 840
Operational
Volumes milled	(000t) (metric)	607	708	615
	(000t) (imperial)	669	780	678
Gold produced	(kg)	4 567	3 999	3 015
	(oz)	146 833	128 570	96 934
Gold sold	(kg)	4 586	3 980	3 085
	(oz)	147 444	127 959	99 185
Grade	(g/t)	7.52	5.65	4.90
	(oz/t)	0.219	0.165	0.143
Productivity	(g/TEC)	98.93	81.32	57.08
Development results
– Total metres (excluding capital metres)		2 817	2 202	3 039
– Reef metres		1 025	282	1 019
– Capital metres		—	—	—
Financial
Revenue	(Rm)	4 139	3 400	2 293
	(US$m)	272	221	146
Average gold price received	(R/kg)	902 634	854 201	743 153
	(US$/oz)	1 846	1 725	1 476
Cash operating cost	(Rm)	3 098	2 969	2 562
	(US$m)	204	193	164
Production profit	(Rm)	1 053	445	(284)
	(US$m)	69	29	(19)
Capital expenditure	(Rm)	210	205	188
	(US$m)	14	13	12
Operating free cash flow[1]	(Rm)	831	226	(458)
	(US$m)	55	15	(29)
Cash operating cost	(R/kg)	678 403	742 452	849 782
	(US$/oz)	1 387	1 500	1 687
All-in sustaining cost	(R/kg)	739 681	814 048	923 054
	(US$/oz)	1 513	1 644	1 833
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		8	2	2
Lost-time injury frequency rate	per million hours worked	8.11	9.83	10.72
Environment
Electricity consumption	(GWh)	612	636	599
Water consumption – primary activities	(Ml)	2 877	2 832	2 720
Greenhouse gas emissions	(000tCO2e)	661	661	635
Intensity data per tonne treated
– Energy		1.01	0.90	0.97
– Water		4.74	4.00	4.42
– Greenhouse gas emissions		1.09	0.93	1.03
Number of reportable environmental incidents		2	2	—
Community
Local economic development	(Rm)	8	8	9
Training and development	(Rm)	16	14	38
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Kusasalethu continued

Other salient features
Status of operation	Mature, steady-state operation positioned for profitability
Life-of-mine	2 years
Nameplate hoisting capacity (per month)	172 000 tonnes (190 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •Cyanide code.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	1.3	6.97	9	0.03	6.84	0.2	1.3	6.97	9
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	1.4	0.203	294	0.03	0.199	7	1.5	0.203	301

Overview of operations
Kusasalethu is a mature, deep-level mine 90km west of Johannesburg, near the border of Gauteng and North West provinces. Mining is at a depth of 3 388m with two years’ life-of-mine remaining.

The mine comprises twin vertical and twin sub-vertical shaft systems and uses conventional mining methods in a sequential grid layout. It exploits the Ventersdorp Contact Reef as its primary orebody. Ore mined is treated at the Mponeng plant.

Operating performance FY22
Tragically, eight lives were lost at Kusasalethu in four separate incidents in FY22. The management team remains committed to improving safety performance.

A 33% increase in underground recovered grade to 7.52g/t (FY21: 5.65g/t) saw gold production increase 14% to 4 567kg (146 833oz) (FY21: 3 999kg, 128 570oz), despite tonnes milled being 14% lower at 607 000 tonnes (FY21: 708 000 tonnes).

Revenue rose 22% to R4 139 million (FY21: R3 400 million), reflecting higher production and a 6% increase in average gold price received to R902 634/kg (FY21: R854 201/kg).

Cash operating costs were 4% higher at R3 098 million (FY21: R2 969 million), mainly due to annual wage and electricity tariff increases. Capital expenditure rose 2% to R210 million (FY21: R205 million), mainly for ongoing development. Operating free cash flow amounted to R831 million, reflected the increase in production and commodity price, compared with an operating cash flow of R226 million in FY21.

Our focus areas in FY23
The key focus for FY23 will be to improve the mine’s safety performance.

South Africa – underground operation
Masimong

		FY22	FY21	FY20
Number of employees
– Permanent		1 907	1 943	2 083
– Contractors		126	121	135
Total		2 033	2 064	2 218
Operational
Volumes milled	(000t) (metric)	486	510	489
	(000t) (imperial)	536	563	539
Gold produced	(kg)	1 910	2 012	1 999
	(oz)	61 407	64 687	64 269
Gold sold	(kg)	1 911	1 993	2 027
	(oz)	61 440	64 076	65 169
Grade	(g/t)	3.93	3.95	4.09
	(oz/t)	0.115	0.115	0.119
Productivity	(g/TEC)	83.86	81.23	79.22
Development results
– Total metres (excluding capital metres)		3 321	2 833	2 246
– Reef metres		723	1 044	759
– Capital metres		—	—	—
Financial
Revenue	(Rm)	1 733	1 636	1 401
	(US$m)	114	106	89
Average gold price received	(R/kg)	906 822	820 780	691 282
	(US$/oz)	1 854	1 658	1 373
Cash operating cost	(Rm)	1 509	1 440	1 241
	(US$m)	99	94	79
Production profit	(Rm)	229	209	143
	(US$m)	15	13	9
Capital expenditure	(Rm)	49	29	24
	(US$m)	3	2	2
Operating free cash flow[1]	(Rm)	176	166	136
	(US$m)	12	11	8
Cash operating cost	(R/kg)	789 912	715 835	620 804
	(US$/oz)	1 615	1 446	1 233
All-in sustaining cost	(R/kg)	845 299	764 577	655 888
	(US$/oz)	1 729	1 544	1 302
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	4.18	2.86	7.51
Environment
Electricity consumption	(GWh)	132	133	138
Water consumption – primary activities	(Ml)	805	383	510
Greenhouse gas emissions	(000tCO2e)	142	139	146
Intensity data per tonne treated
– Energy		0.27	0.26	0.28
– Water		1.66	0.75	1.04
– Greenhouse gas emissions		0.29	0.27	0.30
Number of reportable environmental incidents		1	1	—
Community
Local economic development	(Rm)	8	5	11
Training and development	(Rm)	25	23	23
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Masimong continued

Other salient features
Status of operation	Mature, single-shaft operation nearing the end of its life
Life-of-mine	2 years
Nameplate hoisting capacity (per month)	112 000 tonnes (124 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •OHSAS 18001.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0.7	4.95	4	0.3	3.47	1	1.0	4.55	5
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0.8	0.144	117	0.3	0.101	30	1.1	0.133	147

Overview of operations
Masimong is a deep-level mine in the Free State, near Welkom, some 260km from Johannesburg. The operation is close to the end of its mine life, with two years of mining left. Masimong is a mine that reflects the effectiveness of Harmony’s business model.

The Masimong complex comprises two shafts with 5 Shaft used as the operating shaft and 4 Shaft for ventilation, pumping and a second escape outlet. Masimong exploits the Basal Reef and B Reef, using a conventional tabular narrow-reef stoping method. Mining is conducted at a depth of 1 650m to 2 010m below collar. Ore mined is processed at the nearby Harmony One plant.

Operating performance FY22
Masimong recorded 2.5 million loss-of-life free shifts during FY22.

Gold production decreased by 5% to 1 910kg (61 407oz) (FY21: 2 012kg, 64 687oz), mainly due to a 5% decrease in tonnes milled to 486 000 tonnes (FY21: 510 000 tonnes). Underground recovered grade was marginally lower at 3.93g/t for FY22 (FY21: 3.95g/t).

A 10% increase in gold price received to R906 822/kg (FY21: R820 780/kg) contributed to the 6% increase in revenue to R1 733 million (FY21: R1 636 million).

Cash operating costs rose 5% to R1 509 million (FY21: R1 440 million), mainly due to annual wage increases and electricity tariff increases. Capital expenditure increased to R49 million from R29 million in FY21.

Our focus areas in FY23
The Masimong management team will focus on maintaining the safety and production performance.

South Africa – underground operation
Unisel

		FY22	FY21	FY20
Number of employees
– Permanent		—	—	750
– Contractors		—	—	77
Total		—	—	827
Operational
Volumes milled	(000t) (metric)	—	57	219
	(000t) (imperial)	—	63	242
Gold produced	(kg)	—	247	982
	(oz)	—	7 941	31 573
Gold sold	(kg)	—	242	994
	(oz)	—	7 780	31 958
Grade	(g/t)	—	4.33	4.48
	(oz/t)	—	0.126	0.130
Productivity	(g/TEC)	—	80.40	98.59
Development results
– Total metres (excluding capital metres)		—	—	1 048
– Reef metres		—	—	299
– Capital metres		—	—	—
Financial
Revenue	(Rm)	—	224	681
	(US$m)	—	15	43
Average gold price received	(R/kg)	—	925 979	684 727
	(US$/oz)	—	1 870	1 360
Cash operating cost	(Rm)	—	178	573
	(US$m)	—	12	37
Production profit	(Rm)	—	42	101
	(US$m)	—	3	6
Capital expenditure	(Rm)	—	—	7
	(US$m)	—	—	—
Operating free cash flow[1]	(Rm)	—	46	100
	(US$m)	—	3	6
Cash operating cost	(R/kg)	—	721 271	583 274
	(US$/oz)	—	1 457	1 158
All-in sustaining cost	(R/kg)	—	782 126	613 382
	(US$/oz)	—	1 580	1 218
Average exchange rate	(R/US$)	—	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	—	1.88	1.66
Environment
Electricity consumption	(GWh)	—	18	51
Water consumption – primary activities	(Ml)	—	269	414
Greenhouse gas emissions	(000tCO2e)	—	18.45	54.00
Intensity data per tonne treated
– Energy		—	0.31	0.23
– Water		—	4.72	1.89
– Greenhouse gas emissions		—	0.32	0.25
Number of reportable environmental incidents		—	—	—
Community
Local economic development	(Rm)	—	—	4
Training and development	(Rm)	—	3	8
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

The FY21 results and figures in the table above are for the four months until 31 October 2020.

Unisel continued

Other salient features
Status of operation	Mature operation closed in FY21 (October 2020)
Life-of-mine	Closed
Nameplate hoisting capacity (per month)	63 000 tonnes (69 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 9001.

Overview of operations
Unisel is a single-shaft, intermediate-depth mine in the Free State, near Virginia, some 270km south-west of Johannesburg. Having been in production since 1979, Unisel has reached the end of its life, and was closed in the first half of FY21. This mine served a myriad of stakeholders in the province well over its 40-year life. This segment has been included for comparative purposes only.

South Africa – surface operation
Mine Waste Solutions (tailings retreatment)

		FY22	FY21	FY20
Number of employees
– Permanent		487	479
– Contractors		938	797
Total		1 425	1 276
Operational
Volumes milled	(000t) (metric)	23 443	17 665
	(000t) (imperial)	25 851	19 479
Gold produced	(kg)	2 899	2 057
	(oz)	93 205	66 133
Gold sold	(kg)	2 879	2 043
	(oz)	92 563	65 684
Grade	(g/t)	0.124	0.116
	(oz/t)	0.004	0.003
Productivity	(g/TEC)	350.68	302.38
Financial
Revenue	(Rm)	2 642	1 889
	(US$m)	174	123
Average gold price received	(R/kg)	753 912	729 882
	(US$/oz)	1 542	1 474
Cash operating cost	(Rm)	1 593	1 036
	(US$m)	105	67
Production profit	(Rm)	1 054	751
	(US$m)	69	49
Capital expenditure	(Rm)	264	70
	(US$m)	17	5
Operating free cash flow[1]	(Rm)	314	385
	(US$m)	21	25
Cash operating cost	(R/kg)	549 621	503 635
	(US$/oz)	1 124	1 017
All-in sustaining cost	(R/kg)	608 952	601 978
	(US$/oz)	1 245	1 216
Average exchange rate	(R/US$)	15.21	15.40
Safety
Loss of life		—	—
Lost-time injury frequency rate	per million hours worked	3.21	4.04
Environment
Electricity consumption	(GWh)	205	142
Water consumption – primary activities	(Ml)	6 704	6 222
Greenhouse gas emissions	(000tCO2e)	222	154
Intensity data per tonne treated
– Energy		0.01	0.01
– Water		0.29	0.35
– Greenhouse gas emissions		0.01	0.01
Number of reportable environmental incidents		1	1
Community
Local economic development	(Rm)	—	—
Training and development	(Rm)	7	1
1    Operating free cash flow = revenue – Franco-Nevada non-cash consideration – cash operating cost – capital expenditure as per operating results.

The results and figures for FY21 in the table above are for the nine months from 1 October 2020 to 30 June 2021.

Mine Waste Solutions (tailings retreatment) continued

Other salient features
Status of operation	Tailings retreatment
Life-of-mine	17 years

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	21.1	0.26	6	166.8	0.24	41	187.8	0.25	46
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	23.2	0.008	179	183.8	0.007	1 307	207.1	0.007	1 485

Overview of operations
Mine Waste Solutions is a tailings retreatment operation near Klerksdorp in North West province. It reprocesses low-grade material from tailing storage facilities scattered across the Vaal River and Stilfontein area to reduce the tailings footprint.

The operation was acquired from AngloGold Ashanti Limited in October 2020.

Harmony's subsidiary Chemwes Pty Limited, the owner of Mine Waste Solutions, has a contract with Franco-Nevada Barbados (Franco-Nevada) where Franco-Nevada is entitled to receive 25% of all the gold produced through Mine Waste Solutions.

As at 30 June 2021, the balance of gold ounces to be delivered to Franco-Nevada amounted to 84 429oz. For the year ended 30 June 2022, 23 272oz has been delivered to Franco-Nevada, bringing the remaining balance of gold ounces to be delivered as at year end to 61 157oz.

Operating performance FY22
The current year’s results represents the first full financial year for Mine Waste Solutions since its acquisition in October 2020.

The lost-time injury frequency rate at Mine Waste Solutions improved 21% to 3.21 per million hours worked in FY22 (FY21: 4.04). The management team remains committed to improving safety performance.

Mine Waste Solutions processed 23.4 million tonnes in FY22 compared with 17.7 million tonnes in FY21, a 32% increase. The average recovered grade for FY22 was 7% higher at 0.124g/t (FY21: 0.116g/t), resulting in gold production increasing by 41% to 2 899kg (93 205oz) from 2 057kg (66 133oz) in the previous year.

The higher production resulted in revenue increasing 40% to R2 642 million for FY22 (FY21: R1 889 million). The average gold price received increased 3% to R753 912/kg (FY21: R729 882/kg). All-in sustaining costs increased marginally to R608 952/kg from R601 978/kg in FY21. Capital expenditure of R264 million was incurred in FY22 (FY21: R70 million), mainly on the west complex pump station and Kareerand expansion project.

Our focus areas in FY23
With an extended life-of-mine dependent on the Kareerand project, the main focus will be to ensure project timelines are met. Continued focus will be on optimising costs and efficiencies to further enhance performance.

South Africa – surface operation
Kalgold

		FY22	FY21	FY20
Number of employees
– Permanent		257	270	253
– Contractors		427	430	361
Total		684	700	614
Operational
Volumes milled	(000t) (metric)	1 432	1 507	1 541
	(000t) (imperial)	1 579	1 662	1 700
Gold produced	(kg)	1 137	1 109	1 153
	(oz)	36 555	35 655	37 070
Gold sold	(kg)	1 142	1 112	1 151
	(oz)	36 717	35 752	37 006
Grade	(g/t)	0.79	0.74	0.75
	(oz/t)	0.023	0.021	0.022
Productivity	(g/TEC)	102.32	121.92	128.80
Financial
Revenue	(Rm)	1 029	955	855
	(US$m)	68	62	55
Average gold price received	(R/kg)	900 713	859 070	742 533
	(US$/oz)	1 842	1 735	1 474
Cash operating cost	(Rm)	867	776	674
	(US$m)	57	50	43
Production profit	(Rm)	159	179	183
	(US$m)	10	12	12
Capital expenditure	(Rm)	203	208	99
	(US$m)	13	14	6
Operating free cash flow[1]	(Rm)	(41)	(36)	84
	(US$m)	(3)	(2)	6
Cash operating cost	(R/kg)	762 547	699 546	584 218
	(US$/oz)	1 559	1 413	1 160
All-in sustaining cost	(R/kg)	964 678	905 253	690 239
	(US$/oz)	1 973	1 828	1 371
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	8.47	3.21	1.65
Environment
Electricity consumption	(GWh)	54	53	54
Water consumption – primary activities	(Ml)	376	267	307
Greenhouse gas emissions	(000tCO2e)	58	75	72
Intensity data per tonne treated
– Energy		0.04	0.03	0.04
– Water		0.26	0.18	0.20
– Greenhouse gas emissions		0.05	0.05	0.05
Number of reportable environmental incidents		—	—	—
Community
Local economic development	(Rm)	3	1	8
Training and development	(Rm)	7	6	9
1    Operating free cash flow = revenue – cash operating cost – capital expenditure ± impact of run-of-mine costs as per operating results.

Kalgold continued

Other salient features
Status of operation	Open-pit mining operation
Life-of-mine	11 years
Nameplate hoisting capacity (per month)	112 000 tonnes (124 000 tons)
Compliance and certification	•New order mining right – August 2008 •ISO 14001 •ISO 9001.

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	5.6	0.94	5	15.8	1.16	18	21.4	1.10	24
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	6.2	0.028	170	17.4	0.034	587	23.6	0.032	758

Overview of operations
Kalgold is a long-life, open-pit gold mine on the Kraaipan Greenstone Belt, 55km south-west of Mahikeng in North West province.

Mining takes place from the A-zone pit, where activities are ramping up at the pillar between the A-zone and Watertank pit. Mined ore is processed at the carbon-in-leach Kalgold plant.

Operating performance FY22
Kalgold maintained its loss-of-life free record in FY22.

Gold production increased 3% to 1 137kg (36 555oz) (FY21: 1 109kg, 35 655oz), due to a 7% increase in the recovered grade to 0.79g/t (FY21: 0.74g/t). The increase in grade was, however, partially offset by lower tonnes milled at 1.4 million tonnes, 5% lower than the previous year (FY21: 1.5 million tonnes). Production was impacted by heavy rainfall as well as power outages in the second and third quarters of the year.

The increase in production combined with a 5% increase in the gold price to R900 713/kg (FY21: R859 070/kg) resulted in a 8% increase in revenue for FY22 to R1 029 million (FY21: R955 million). Cash operating costs increased 12% to R867 million (FY21: R776 million), mainly due to annual wage and electricity tariff increases as well as other above-inflationary increases on consumables such as diesel.

Capital expenditure decreased by 2% to R203 million (FY21: R208 million), mainly for capitalised stripping costs.

Our focus areas in FY23
The key focus areas in FY23 will be to optimise the pit design to produce safe, profitable ounces by mining the A-zone, Windmill and Watertank pits. Feasibility studies are underway to potentially expand milling capacity. The results from exploration drilling at Kalgold outline an expanded, robust mineralised system that extends beyond current resource limits.

South Africa – surface operation
Phoenix (tailings retreatment)

		FY22	FY21	FY20
Number of employees
– Permanent		85	86	83
– Contractors		274	247	261
Total		359	333	344
Operational
Volumes milled	(000t) (metric)	6 229	6 190	6 227
	(000t) (imperial)	6 868	6 827	6 866
Gold produced	(kg)	767	779	818
	(oz)	24 659	25 046	26 299
Gold sold	(kg)	766	777	823
	(oz)	24 627	24 982	26 459
Grade	(g/t)	0.123	0.126	0.131
	(oz/t)	0.004	0.004	0.004
Productivity	(g/TEC)	378.21	375.24	385.12
Financial
Revenue	(Rm)	689	620	589
	(US$m)	45	40	38
Average gold price received	(R/kg)	899 012	798 310	715 787
	(US$/oz)	1 838	1 612	1 421
Cash operating cost	(Rm)	441	396	363
	(US$m)	29	26	23
Production profit	(Rm)	249	227	223
	(US$m)	16	15	14
Capital expenditure	(Rm)	28	4	7
	(US$m)	2	—	—
Operating free cash flow[1]	(Rm)	220	221	219
	(US$m)	14	14	14
Cash operating cost	(R/kg)	574 438	508 162	443 972
	(US$/oz)	1 175	1 026	882
All-in sustaining cost	(R/kg)	611 580	511 946	453 937
	(US$/oz)	1 251	1 034	901
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	1.64	—	—
Environment
Electricity consumption	(GWh)	40	41	40
Water consumption – primary activities	(Ml)	102	305	320
Greenhouse gas emissions	(000tCO2e)	43	43	43
Intensity data per tonne treated
– Energy		0.01	0.01	0.01
– Water		0.02	0.05	0.05
– Greenhouse gas emissions		0.007	0.01	0.01
Number of reportable environmental incidents		1	1	—
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Phoenix (tailings retreatment) continued

Other salient features
Status of operation	Tailings retreatment
Life-of-mine	6 years

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	36.5	0.29	10	—	—	—	36.5	0.29	10
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	40.3	0.008	335	—	—	—	40.3	0.008	335

Overview of operations
Phoenix is a tailings retreatment operation in Virginia, Free State.

It retreats tailings from Harmony’s tailings storage facilities in the Free State region to extract any residual gold, using the Saaiplaas plant. It is 100% owned by the black economic empowerment company, Tswelopele Beneficiation Operation Proprietary Limited, of which Harmony is a 76% shareholder.

Operating performance FY22
Phoenix maintained its good safety performance.

Gold production was marginally lower at 767kg (24 659oz) from 779kg (25 046oz) in FY21, a 2% decrease. This was due to a 2% decrease in the recovered grade to 0.123g/t (FY21: 0.126g/t). Volumes of ore processed remained constant at 6.2 million tonnes (FY21: 6.2 million tonnes). Lower gold production was offset by the 13% rise in average gold price received to R899 012/kg (FY21: R798 310/kg), resulting in a 11% increase in revenue to R689 million (FY21: R620 million).

All-in sustaining cost rose 19% to R611 580/kg (FY21: R511 946/kg), mainly due to an 11% increase in cash operating cost. Cash cost increased mainly due to annual labour and electricity increases as well as above-inflationary increases on consumables such as chemicals. Capital expenditure for FY22 increased to R28 million (FY21: R4 million), mainly on the St Helena toe-drain and buttresses.

Operational success depends on maintaining plant efficiency and reducing pump and pipe failures (adequate spillage control).

Our focus areas in FY23
Focus will be on improving operational and plant efficiency to mitigate operational risk.

South Africa – surface operation
Central Plant Reclamation (tailings retreatment)

		FY22	FY21	FY20
Number of employees
– Permanent		97	96	97
– Contractors		151	153	151
Total		248	249	248
Operational
Volumes milled	(000t) (metric)	4 033	4 020	4 020
	(000t) (imperial)	4 447	4 434	4 433
Gold produced	(kg)	586	563	625
	(oz)	18 840	18 101	20 094
Gold sold	(kg)	591	566	625
	(oz)	19 001	18 197	20 093
Grade	(g/t)	0.145	0.140	0.155
	(oz/t)	0.004	0.004	0.005
Productivity	(g/TEC)	299.58	291.34	325.83
Financial
Revenue	(Rm)	538	482	468
	(US$m)	35	31	30
Average gold price received	(R/kg)	911 134	851 505	749 216
	(US$/oz)	1 863	1 720	1 488
Cash operating cost	(Rm)	290	271	234
	(US$m)	19	18	15
Production profit	(Rm)	246	211	234
	(US$m)	16	14	15
Capital expenditure	(Rm)	18	13	12
	(US$m)	1	1	1
Operating free cash flow[1]	(Rm)	231	198	222
	(US$m)	15	13	14
Cash operating cost	(R/kg)	494 060	480 975	373 798
	(US$/oz)	1 010	971	742
All-in sustaining cost	(R/kg)	529 591	501 947	389 611
	(US$/oz)	1 083	1 014	774
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	—	—	—
Environment
Electricity consumption	(GWh)	23	23	24
Water consumption – primary activities	(Ml)	220	203	171
Greenhouse gas emissions	(000tCO2e)	25	27	25
Intensity data per tonne treated
– Energy		0.01	0.01	0.01
– Water		0.05	0.05	0.04
– Greenhouse gas emissions		0.007	0.01	0.01
Number of reportable environmental incidents		—	—	—
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Central Plant Reclamation (tailings retreatment) continued

Other salient features
Status of operation	Tailings retreatment
Life-of-mine	13 years

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	—	—	—	47.9	0.27	13	47.9	0.27	13
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	—	—	—	52.8	0.008	413	52.8	0.008	413
Overview of operations
Central Plant Reclamation is a tailings retreatment operation near Welkom in the Free State. Originally built to process waste-rock dumps, it was converted into a tailings retreatment facility in FY17.

Operating performance FY22
The operation maintained processing volumes at 4 million tonnes, but realised a 4% improvement in recovered grade to 0.145g/t (FY21: 0.140g/t) that resulted in an 4% increase in gold production to 586kg (18 840oz) (FY21: 563kg, 18 101oz). This, combined with a 7% increase in the gold price received to R911 134/kg (FY21: R851 505/kg), resulted in revenue increasing 12% to R538 million (FY21: R482 million).

All-in sustaining cost increased 6% to R529 591/kg (FY21: R501 947/kg). Capital expenditure for FY22 rose 38% to R18 million (FY21: R13 million) on higher plant maintenance.

Our focus areas in FY23
Key focus areas in FY23 will be to continue safe operations and deliver operational excellence by maintaining costs and improving mining efficiencies.

South Africa – surface operation
Waste rock dumps

		FY22	FY21	FY20
Operational
Volumes milled	(000t) (metric)	9 043	10 107	4 476
	(000t) (imperial)	9 972	11 145	4 936
Gold produced	(kg)	2 814	3 580	1 753
	(oz)	90 471	115 099	56 630
Gold sold	(kg)	2 875	3 527	1 780
	(oz)	92 433	113 395	57 229
Grade	(g/t)	0.311	0.354	0.392
	(oz/t)	0.009	0.010	0.011
Financial
Revenue	(Rm)	2 612	3 079	1 388
	(US$m)	172	200	89
Average gold price received	(R/kg)	908 626	872 960	779 835
	(US$/oz)	1 858	1 763	1 549
Cash operating cost	(Rm)	1 921	2 127	853
	(US$m)	126	138	54
Production profit	(Rm)	663	933	527
	(US$m)	44	61	34
Capital expenditure	(Rm)	34	39	2
	(US$m)	2	3	—
Operating free cash flow[1]	(Rm)	657	913	533
	(US$m)	43	59	34
Cash operating cost	(R/kg)	682 694	594 033	486 792
	(US$/oz)	1 396	1 200	967
All-in sustaining cost	(R/kg)	689 630	619 692	484 507
	(US$/oz)	1 410	1 252	962
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	—	—	—
Environment
Electricity consumption	(GWh)	*	*	*
Water consumption – primary activities	(Ml)	*	*	*
Greenhouse gas emissions	(000tCO2e)	*	*	*
Intensity data per tonne treated
– Energy		*	*	*
– Water		*	*	*
– Greenhouse gas emissions		*	*	*
Number of reportable environmental incidents		—	—	—
*    Electricity and water consumption and related emission and intensity data for the respective plants at which the waste rock dumps are processed are accounted for as part of the primary operation’s environmental results.
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Waste rock dumps continued

Other salient features
Status of operation	Processing waste-rock dumps depends on the availability of spare plant capacity and plant requirements for grinding material
Life-of-mine	±1 year

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	—	—	—	—	—	—	—	—	—
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	—	—	—	—	—	—	—	—	—

Overview of operations
Production from processing surface rock dumps, situated across Harmony’s operations, depends entirely on the availability of spare mill capacity at the various operational plants. Waste and waste rock dump deliveries to Kusasalethu plant (near the border of Gauteng and North West provinces) supplement mining volumes to secure sufficient backfill to use as support in stoping areas. Waste rock dumps near Orkney (acquired with Moab Khotsong operations) are treated at the Great Noligwa and Mispah plants. Milling of waste rock dumps at the Doornkop plant in Gauteng began in FY18. Waste rock dumps and tailings facilities acquired with Mponeng are treated at Mponeng, Kusasalethu and Savuka plants. Surface ore treated at Kopanang plant was unprofitable and closed during the first quarter of FY22. The plant is currently on care and maintenance.

Operating performance FY22
Tonnes milled for FY22 decreased 11% to 9.0 million tonnes (FY21: 10.1 million tonnes), mainly due to the closure of Kopanang plant. The recovered grade for FY22 decreased to 0.311g/t, 12% lower than the 0.354g/t recorded in FY21. This resulted in lower gold production at 2 814kg (90 471oz) in FY22 and was 21% lower than the 3 580kg (115 099oz) recorded in FY21. Revenue for these operations was 15% lower at R2 612 million (FY21: R3 079 million) partially offset by a higher gold price of R908 626/kg for FY22 (FY21: R872 960/kg).

All-in sustaining cost rose 11% to R689 630/kg (FY21: R619 692/kg). Capital expenditure for FY22 decreased by 13% to R34 million (FY21: R39 million), mainly related to Savuka plant tailings.

Our focus areas in FY23
The priority for FY23 will be to continue safe, profitable production by maintaining costs and improving mining efficiencies.

Papua New Guinea
Hidden Valley

		FY22	FY21	FY20
Number of employees
– Permanent		1 478	1 474	1 434
– Contractors		713	754	748
Total		2 191	2 228	2 182
Operational
Volumes milled	(000t) (metric)	3 229	3 420	3 906
	(000t) (imperial)	3 561	3 772	4 307
Gold produced	(kg)	3 707	4 689	4 872
	(oz)	119 182	150 755	156 639
Gold sold	(kg)	3 662	4 755	4 949
	(oz)	117 736	152 876	159 113
Grade	(g/t)	1.15	1.37	1.25
	(oz/t)	0.033	0.040	0.036
Financial
Revenue	(Rm)	3 158	4 028	3 748
	(US$m)	208	262	239
Average gold price received	(R/kg)	862 505	847 027	757 348
	(US$/oz)	1 764	1 711	1 504
Cash operating cost	(Rm)	2 193	1 670	1 696
	(US$m)	144	108	108
Production profit	(Rm)	1 036	2 309	2 109
	(US$m)	68	150	134
Capital expenditure	(Rm)	1 249	1 260	959
	(US$m)	82	82	61
Operating free cash flow[1]	(Rm)	(46)	1 117	871
	(US$m)	(3)	73	56
Cash operating cost	(R/kg)	591 551	356 233	348 054
	(US$/oz)	1 210	719	691
All-in sustaining cost	(R/kg)	1 007 986	677 659	562 648
	(US$/oz)	2 067	1 383	1 120
Average exchange rate	(R/US$)	15.21	15.40	15.66
Safety
Loss of life		—	—	—
Lost-time injury frequency rate	per million hours worked	0.21	—	0.68
Environment
Electricity consumption	(GWh)	63	103	120
Water consumption – primary activities	(Ml)	1 930	1 983	1 810
Greenhouse gas emissions	(000tCO2e)	43	158	165
Intensity data per tonne treated
– Energy		0.02	0.03	0.04
– Water		0.60	0.58	0.46
– Greenhouse gas emissions		0.053	0.05	0.04
Number of reportable environmental incidents		—	—	7
1    Operating free cash flow = revenue – cash operating cost – capital expenditure ± impact of run-of-mine costs as per operating results.

Hidden Valley continued

Other salient features
Status of operation	Open-pit mining operation producing gold and silver (by-product)
Life-of-mine	5 years

Mineral Reserve estimates at 30 June 2022

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.5	0.86	2	16.3	1.78	29	18.8	1.65	31
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.8	0.025	70	18.0	0.052	930	20.8	0.048	1 001

Overview of operations
The Hidden Valley Mine is an open-pit gold and silver operation in Morobe Province, Papua New Guinea, some 210km north-west of Port Moresby. The mine is located at elevations of 1 700m to 2 800m above sea level in steep mountainous and forested terrain that receives around 3m of rainfall per year. The major gold and silver deposits of Hidden Valley are in the Morobe Granodiorite of the Wau Graben.

Crushed ore is conveyed from the pit via a 5.5km overland pipe conveyor and treated at the Hidden Valley processing plant, using a two-stage crushing circuit followed by a semi-autogenous grinding mill, gravity, counter current decantation/ Merril Crowe circuit for silver and a carbon-in-leach circuit for gold.

Operating performance FY22
Hidden Valley’s safety performance is among the best in the industry, with a sixth consecutive year of zero loss-of-life incidents and nearly 3.5 million loss-of-life free shifts in FY22. This is testament to the culture of zero harm, safety coaching and leadership, as well as the use of critical control management that has been embedded operationally to drive safety.

On 5 January 2022, the overland conveyor belt was damaged, resulting in the plant not being able to process ore for an extended period. Despite the failure, volumes milled for FY22 only decreased by 6% to 3.2 million tonnes (FY21: 3.4 million tonnes). This was mainly due to stockpiles being processed during this time. However, the lower grade ore processed affected the recovered grade, which decreased 16% from 1.37g/t in FY21 to 1.15g/t for FY22. As a result, gold production declined 21% to 3 707kg (119 182oz) (FY21: 4 689kg, 150 755oz) and revenue decreased 22% to R3 158 million (FY21: R4 028 million). The average gold price received increased by 2% to R862 505/kg (FY21: R847 027/kg). The all-in sustaining cost rose 49% to R1 007 986/kg (US$2 067/oz) (FY21: R677 659/kg, US$1 383/oz), also largely impacted by the overland conveyor failure.

Our focus areas in FY23
The key focus in FY23 will be to safely mine the current cutback to produce 152 000oz to 155 000oz.

Exploration and projects

Optimal mix of investments to create value

CAPITAL PRIORITISATION

- **Safety and production optimisation:** ZERO loss-of-life and S300
- **Organic growth and investment:** focus on increasing grade and margins
- **Returning capital to shareholders:** Paying a consistent dividend
- **Debt repayment:** <1x net debt/EBITDA
- **Inorganic growth:** Value accretive M&A

VALUE REALISATION

- **Lower risk profile** All ESG factors considered especially safety and climate change
- **Improving margins** targeting acquisitions with AISC* <$1 250/oz
- **Generating returns** IRR ** >15%
- **Execution excellence** Delivering on time and to plan

MAJOR PROJECTS

- Hidden Valley extension
- Moab Khotsong GN# Pillar and Zaalplaats
- MWS – Kareerand
- Target 1 optimisation
- Doornkop expansion
- Renewables

EXPLORATION

- Target North
- Kalgold drilling
- **Pre-feasibility**
- Savuka pillar
- Tau Tona pillar
- Mponeng deepening
- Kalgold expansion
- Kerimenge Heap Leach Project
- Savuka TSKs
- **Permitting**
- Wafi-Golpu

* *AISC: All in sustaining cost*

** *IRR: Internal rate of return*

\# *GN: Great Noligwa*

Exploration
Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short to medium-term organic Mineral Reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting Mineral Reserve base.

Key work streams underpinning the FY22 exploration programme include:
•Brownfield exploration at Hidden Valley and Kalgold to optimise existing open-pit operations and extend mine life
•Brownfield exploration at our underground operations in South Africa
•Greenfield exploration at Target North
•Reviewing exploration opportunities as part of our new business strategy.

Target North
The exploration drilling programme from surface advanced and a total of 14 408 metres was drilled. Mal21A drill hole was completed and a deflection programme produced 10 intersections. At a second drill hole (Mal22), the mother hole was completed and deflection drilling commenced. Drilling of the third borehole, Mal23, commenced in November 2021 and the hole advanced to a depth of 2 845 metres. Drilling continues. The Resource model of Target North will be updated once Mal23 is completed.

Kalgold
Resource extension drilling was carried out for the Windmill Zone. A total of 30 boreholes were drilled (4 745 metres of RC drilling). Drilling returned very encouraging initial results. A Windmill resource model update is planned once all assay results are obtained and verified. Exploration aimed at improving understanding of the potential to develop the Kraaipan Greenstone Belt into a new mineralised province with multiple mining centres.

Pre-feasibility

Savuka and Tau Tona pillar
Study will aim to understand if portions within theshaft pillars can be extracted safely and economically to extend the current life-of-mine.

Mponeng deepening
Study will aim to access ground below current infrastructure for the VCR and CLR reefs economically. This is essential to ensure a life-of-mine beyond the current FY28/29 expectation.

Kalgold expansion
A feasibility study was completed. The study has investigated the building of a new 300 000 tonnes per month plant which would see the current plant stopping production. The project, although positive, requires significant capital. Additional resources are required in order to boost return on investment.

Kerimenge Heap Leach Project
Kerimenge prospect – The Kerimenge prospect is located approximately 8km to the east of the Hidden Valley mine. Review of existing drill data commenced with the aim of developing a new resource estimate. Kerimenge is a historic gold deposit outlined by previous explorers that contains components of refractory and free milling oxide gold mineralisation.

Savuka TSFs
Upgrade tailings reclamation to 300 000 tonnes per month.

Permitting

Papua New Guinea

Wafi-Golpu project
The Wafi-Golpu project is in the permitting phase. The proposal for development underpinning the special mining lease 10 (SML 10) application was submitted to the Papua New Guinea Mineral Resources Authority in August 2016 and was updated in March 2018, when the feasibility study update was completed.

This update identified deep-sea tailings placement as the tailings management solution for the project. Informed by the feasibility study update, the environment impact statement (EIS) was submitted to the Conservation and Environment Protection Agency in July 2018.

Negotiations with the State Negotiating Team regarding the terms and conditions of the grant of SML 10 and its associated tenements, including the terms and conditions of participation in the project by the State and its nominees, commenced in April 2018. In December 2018, the Wafi-Golpu joint venture participants entered into a memorandum of understanding (MoU) with the State of PNG, establishing a framework for the parties to progress the permitting of the Wafi-Golpu project.

In May 2019, the permitting process was injuncted pursuant to a stay order given in an action for judicial review of the MoU brought by the governor of the Morobe Province, which injunction remained in place until February 2020 when the State withdrew from the MoU and the judicial review was dismissed on that basis.

In December 2020, the Conservation and Environment Protection Agency concluded its assessment of the Wafi-Golpu project’s environment permit application and granted an environment permit approving deep-sea tailings placement as the project’s tailings management method. In March 2021, the governor of Morobe Province and the Morobe Provincial Government commenced legal proceedings seeking judicial review of the grant of the environment permit, and for interim orders to stay the environment permit and restrain the State of PNG from granting a special mining lease for the Wafi-Golpu project.

The legal proceedings are continuing, but do not prevent the conduct of the SML 10 negotiations, which resumed in early 2022 and is ongoing.

In the interim, no mining has occurred in the project area.

Major projects
We have identified substantial opportunities in our existing portfolio through exploration and brownfield projects which will extend the life of some of our larger and higher-grade assets, adding lower-risk, higher-margin ounces to Harmony’s portfolio. Each project brings multiple benefits to Harmony and exceeds all our minimum criteria for allocating capital. We will continue to focus on ensuring all our mines operate safely and optimally and will continue to invest across all our operations to ensure optimal production.

The salient features of our key projects are:

Papua New Guinea

Hidden Valley brownfield exploration
Kerimenge prospect – The Kerimenge prospect is located approximately 8km to the east of the Hidden Valley mine. Review of existing drill data commenced with the aim of developing a new resource estimate. Kerimenge is a historic gold deposit outlined by previous explorers that contains components of refractory and free milling oxide gold mineralisation.

Webiak prospect – Assay results were returned for drilling at the Webiak prospect, located approximately 7.5km north of Hidden Valley. While no significant gold assays were obtained, results highlighted several zones of coincident anomalous silver-arsenic-antimony-mercury element anomalism consistent with the upper parts of a low sulphidation precious metal system.

Hidden Valley extension
This project in Papua New Guinea will be self-funded and will extend the life-of-mine to 2027. We expect the project to deliver approximately 160 000oz to 200 000oz of gold per annum and 2.1Moz to 3.1Moz of silver per annum at a life-of-mine all-in sustaining cost of US$1 150/oz.

South Africa

Zaaiplaats project
Implementation of the project has commenced in October 2021 and the project progressed with limited detailed design requirements. Development and project construction have commenced in order to support project deliverables on the 101 level area. The project developed 1 164m in FY22 to create the platform for the future decline development to commence in FY23.

The project was integrated into the operations business plan for FY23 and continues to show economic value add as a life-extension project.

Moab Khotsong – Great Noligwa shaft pillar extraction
The GN Pillar continued with project execution phase in FY22. The waste development achieved 1 443m and reef development achieved 404m for FY22. Infrastructure rehabilitation upgrades were conducted on the GN shaft surface and underground access routes. Opening up and rehabilitation were conducted on the required development ends on 70, 71 and 73 levels. The over-stoping of 73 level infrastructure was completed in FY22.

MWS – Kareerand
Mine Waste Solutions (MWS) is a reclamation operation in the Stilfontein/Orkney area treating 2.2 million tonnes per month from historical tailings facilities through the MWS plant. The residue is deposited on the existing Kareerand Tailings Storage Facility (TSF). Kareerand TSF is a cyclone facility on a 560ha footprint and based on the current production plan will reach its authorised height of 80 metres in 2025. The existing Kareerand TSF was sized to receive the reprocessed tailings from the MWS sources. The inclusion of additional sources into the MWS business in 2012 required additional deposition facilities. The study to select the suitable site for the replacement TSF was initiated in 2016. The prefeasibility study investigated 7 options and the outcome was to extend the current footprint by 340ha while increasing the height of the combined complex. The project progressed through feasibility study and detailed design.

Target 1 optimisation
A new sub-level open stope method was adopted in BLK12, which will do away with the NRM de-stressing and the use of backfill. Mining will commence from top to bottom in the western margin of EA1, EA2 and EA3 reefs. The top massive stopes will create a de-stressed window which retreats ahead of the lower massive stopes below.

Doornkop expansion
Exploration drilling is set to continue in the coming financial year. Focus will be on targeting areas with limited geological information and those that are potentially high grade in order to increase the geological confidence and payable ounces.

Renewables
In order to achieve the renewable energy targets as set out in the Harmony Energy Efficiency and Climate Change Strategy document, it became necessary to implement a number of renewable energy technologies, including built PV plants, wheeling of wind renewable energy, syngas (or LNG) generated electricity as well as small scale solar PV plants.

Environment

Environmental management and stewardship

We are committed to championing environmental stewardship through pollution prevention, prudent use of natural resources, maximising circular economy and a transition to a low-carbon future. Our actions aim to minimise, mitigate and remediate the harmful impacts of our operations on the environment.

In South Africa, our activities are primarily regulated by the Mineral and Petroleum Resources Development Act and related environmental laws such as the National Environmental Management Act (together with a suite of supporting Acts and Regulations), the National Water Act and the Carbon Tax Act, which aim to mitigate and manage our impacts and promote a low-carbon economy. Legislation in South Africa continues to be updated or amended, most notably the financial provisioning for mitigation and rehabilitation of environmental damage caused by reconnaissance, prospecting, exploration, mining or production operations due to be implemented in September 2023.

In Papua New Guinea, water extraction and waste discharge by mining projects are regulated by the Environment Act 2000, administered by the Conservation and Environment Protection Authority. Extensive legislative review continues with several policy changes under consideration. Of particular relevance to Harmony is the revised mine closure policy and mine closure guidelines, which include provision for financial assurance as security for mine closure costs, and the proposed introduction of a biodiversity offsets policy.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 308-1 and 308-2.

Our approach
Harmony’s environmental strategy, and related policies and procedures, seek to mitigate the impacts of our mining activities by focusing on:

Emissions reduction through energy efficiency	Emissions reduction through improved energy mix	Water conservation	Environmental leadership and disclosure	Pollution prevention and resource protection	Land restoration	Value creation	Environmental conservation

Our mining activities transform natural capital while avoiding or mitigating any adverse environmental impacts. We therefore approach environmental management and stewardship intending to preserve our natural capital.

Excellent environmental performance is a pillar of our business strategy. We operate in compliance with legislation as a responsible steward of our shared natural resources. The business benefit of mitigating our environmental impact is reduced operating costs and risk exposure while supporting our endeavours to leave a positive post-mining legacy.

Our environmental management and stewardship policy, outlined in Harmony’s sustainable development framework, guides us in fulfilling our commitments to:
•Prevent pollution wherever we operate or minimise, mitigate and remediate our harmful impacts on the environment
•Comply with host country environmental laws and regulations
•Promote active partnerships with governments, communities, labour and NGOs for environmental protection and conservation
•Continually improve environmental management systems with:
–Targets that promote efficient use of resources and reduce environmental exposure
–Progress reporting to internal and external stakeholders
–Responsible management of hazardous substances
•Contribute to biodiversity protection and consider ecological values and land use aspects in investment, operational and closure activities
•Engage in transparent dialogue about environmental matters with our communities
•Disclose our environmental KPIs through GRI assurance processes.

Independent auditors conduct detailed assurance of these material KPIs annually.

Operations are guided by technical and performance standards, incorporated into environmental management systems, and implemented according to ISO 14001 (2015). Environmental management programmes include detailed closure plans for each operation within five years of planned closure to expedite beneficial post-mining land use and activities to ensure sustainable community livelihoods.

Harmony’s assets range from development to long-life operational, short-life operational, decommissioned and closed operations. Accordingly, we require that long-life assets with a remaining life of more than five years are ISO-certified, and short-life and decommissioned assets are compliant although not certified. Improvements are noted annually.

In addition, we subscribe to global best practice. Although Harmony is not a member of the World Gold Council, we implement the World Gold Council’s Responsible Gold Mining Principles applicable to our business.

In line with best practice, we provide environmental awareness training to new South African and Papua New Guinea employees, reinforced by leadership training courses and monthly initiatives.

Environmental strategy
To enhance our delivery of the SDGs, in alignment with Harmony’s strategic priorities, we have outlined our key environmental deliverables with associated measurements and targets.

Capitals affected	SDGs impacted	Key deliverables
Natural capital		•Secure/maintain licence to operate •Enhance credibility •Pollution prevention •Reduce and/or diversify energy and natural resource consumption •Environmental footprint reduction.

Responsible stewardship: suppliers and market Considering environmental impacts in our supply chain

Suppliers
To comply with South Africa’s National Environmental Management Act, each supplier must adhere to our environmental management policies and standards. We thus ensure our suppliers observe laws and regulations governing issues like water and air quality, and employ reasonable measures to avoid environmental pollution and degradation.

As our extensive supply chain indirectly contributes to our scope 3 greenhouse gas emissions, we engage with our top 20 suppliers about their carbon and water footprints to reduce their emissions and associated climate change.

Market
Rand Refinery, in which Harmony has a 10% stake, is committed to excellent environmental performance and compliance as well as internationally accepted responsible sourcing (specifically the London Bullion Market Association’s responsible gold guidance and OECD due diligence guidance for responsible supply chains of minerals from conflict-affected and high-risk areas).

Rand Refinery smelts, evaluates, refines and fabricates the gold we produce for investment and retail clients. One of our executive directors is also a non-executive director and chair of Rand Refinery’s social and ethics committee. Our board therefore oversees and influences Rand Refinery’s ESG strategy and performance.

For Harmony, as a company with a cradle-to-grave approach to environmental management, sound practice in our downstream value chain is significant for us to deliver gold ethically and responsibly.

The certified gold chain of custody is independently audited as independent bodies and legislation require.

Setting environmental targets
We finalised new environmental targets to be implemented from FY23 to FY27. Our baseline group environmental performance targets focus on our strategic imperatives and material risks, including energy, water, land and biodiversity. Our five-year baseline target, which ended during this period, will be followed by a new set of five-year targets ending in FY27. These targets are aligned with our adoption of science-based targets to achieve net zero emissions by 2045.

In FY21, data for our newly acquired Mponeng and Mine Waste Solutions assets was recorded over nine months. We recorded a full 12 months for these and other assets in FY22. Therefore, while consumption increased, we saw an improvement in intensities and efficiencies and achieved our targets.

Group environmental targets
KPI	Five-year baseline target (FY18 to FY22)		Year on year
	Target	Cumulative actual	Target	Actual	Achieved
Energy
Reduce absolute electricity consumption (% MWh)	5	(64)	1	(30)	✗
Electricity intensity (% kWh/tonne treated)	5	41	1	33	✓
Total carbon emission intensity reduction (% tCO2/tonne treated)	5	32	1	34	✓
Diesel intensity (% kl/tonne treated)	2	42	0.4	50	✓
Petrol intensity (% kl/tonne treated)	2	43	0.4	39	✓
Energy intensity (% GJ/tonne treated)	5	43	1	34	✓
Water
Reduce water used for primary activities (% m3)	7	(84)	1.4	(54)	✗
Water intensity (% m3/tonne treated)	7	34	1.4	21	✓
Water recycling (% increase)	6	116	1.2	38	✓
Waste
Non-hazardous waste recycled (% increase)[1]	10	37	2	52	✓
Land and biodiversity
Reduce impacted land footprint (%)	3	n/a	0.6	0.03	✗
Environmental fines	—	—	—	—	✓
Implement biodiversity action plans (%)	100	70	20	70	✓
[1] Timber, steel and plastic.

Consumption KPIs
KPI	Five-year target based on consumption (FY18 to FY22)			Year five (FY22)
	Target	Actual	Achieved	Target	Actual	Achieved
Energy
Renewable energy (% of total electricity consumption)[1]	10	3	✗	2	3	✓
Waste
Hydrocarbon recycling[2] (% increase of total hydrocarbon consumption)	80	24	✗	16	3	✗
[1] Sources that produce electricity for Harmony’s consumption. Renewable sources are based on installed capacity. [2] Hydraulic oil and lubricants.

Mitigating environmental risks
Our environmental risk matrix, included in our corporate risk register, underscores the importance of our natural capital and environmental management strategy. This matrix details the most significant threats to our business, employees and communities over the medium to long term. Related risks could affect future operating costs, infrastructure requirements, operations and operating conditions, host communities and the supply chain.

Material climate-related risks, which could have substantive financial impacts, include safety (due to excessive heat and heavy rainfall), regulatory changes (such as South Africa’s Carbon Tax Act and the Climate Change (Management) Act in Papua New Guinea) and major infrastructure incidents such as those caused by flash flooding.

Environmental-related lost production days have a substantial financial impact, equivalent to approximately R10 million per day at a typical Harmony operation. Additionally, we estimate the impact on our business from the carbon tax will be R300 million to R500 million by 2030. There are ongoing conversations with national treasury as it relates to their plans for carbon tax rates beyond 2026.

We are de-risking the business through our ESG-linked financial transactions concluded in FY22. The key performance indicators (KPIs) of this sustainability-linked funding focus on energy and associated greenhouse gas emissions and water. These are two major environmental concerns for Harmony and South Africa.

The KPIs reflect an absolute reduction in greenhouse gas (GHG) emissions, an increase in renewable energy consumption as a percentage of the total energy mix and reduction in absolute potable water consumption. These KPIs also address four of the six material environmental sustainability issues in the metals and mining industry according to the Sustainability Accounting Standards Board (SASB) materiality map. The six material issues identified by the SASB include: GHG emissions, air quality, energy management, water and wastewater management, waste and hazardous materials management, and ecological impacts.

Our environmental risk matrix shows how these KPIs address risks with a high business impact and a medium to high sustainability impact.

Another consideration in our environmental risk matrix is land degradation as a significant contributor to climate change. Land degradation generally means poorer vegetation cover, which impairs the ability of plants to absorb carbon dioxide, increases the likelihood of soil erosion during rain and dust storms (particularly detrimental to high arable land) and impacts biodiversity.

Legislative framework
The legislative frameworks regulating the mining industry in South Africa and Papua New Guinea remain in flux with several new and amended bills and draft policies before the respective parliaments. The pandemic delayed promulgation while regulatory uncertainty continued in both countries, particularly regarding managing and reporting environmental impacts in and around mining operations. The associated implications for our business are outlined below.

South Africa	Papua New Guinea
•Financial provision regulations
The mining industry continues to engage with the Department of Environment, Forestry and Fisheries on the publication of the financial provisioning for mitigation and rehabilitation of environmental damage caused by reconnaissance, prospecting, exploration, mining or production operations. Implementation of these regulations was deferred to September 2023 to allow for draft reviews. We remain concerned that some of the implications for the industry, such as the inclusion of VAT, remain unaddressed. Harmony will present comments to the regulator.

•Carbon tax
In February 2022, the Minister of Finance commented on proposed changes to the Carbon Tax Act. Some of these comments were published in draft regulations that realise a substantial increase in the base rate of the levy on emitted emissions through carbon tax. These costs would increase in phase 1 of carbon tax implementation, which ceases in December 2025, before a stricter new tax regime becomes applicable in 2026. Harmony will engage with National Treasury to motivate a lower tax rate.

Policy changes
While the principal environmental legislation in Papua New Guinea (the Environment Act 2000) remains applicable, several national policy changes are being considered with provisions for imposing additional taxes and levies on resource industries:
•Mine closure
Revised mine closure policy and mine closure guidelines include provision for financial assurance as security for closure costs.

•Climate change taxes
Fees to support the country’s Climate Change (Management) Act include taxes on carbon in fuel products and a green fee (departure tax applied to non-residents exiting the country). We are taxed on carbon in fuel through our bulk fuel supplier at a nominal rate per litre.

•Protected Areas Bill
In March 2022, the latest draft of the proposed Protected Areas Bill was tabled in the Papua New Guinea parliament. It aims to:
–provide for the conservation and replenishment of the environment, biodiversity, the land and its sacred, scenic and historical qualities
–regulate the management of a protected area network, protected area policies and protected areas.

Concerns about the bill, ongoing since the first draft was released in 2016, are addressed with the regulator by the Papua New Guinea Chamber of Mines and Petroleum working group, comprising industry representatives and their legal teams. Limited progress was made in 2022 on addressing these concerns and future engagement remains critical.
The bill includes the introduction of a biodiversity offsets policy, including a mechanism for associated payments to support national biodiversity incentives. Beyond this, financing for protected areas is unclear and further definition is required on proposed funding mechanisms.

Our response to South Africa’s carbon tax requirement
Accounting for our direct and indirect carbon tax liability
In South Africa, the carbon tax is levied on operations that exceed the regulated emissions threshold. Operations that exceed the threshold must also report annual emissions to the Department of Environment, Forestry and Fisheries.

Harmony’s currently reported scope 1 GHG emissions liable for the carbon tax are derived from:
•Combustion of diesel and jet fuel by generators
•Fuel combustion by boilers
•Railway diesel combustion
•Wastewater treatment and managed waste disposal sites.

Phased approach to carbon tax and allowances
The carbon tax is being implemented in phases. The current phase 1 is due to end in 2025 when tax-free allowances will remain applicable in calculating the carbon tax liability to ease implementation. Tax-free allowances will then change and fall away over time. Basic tax-free allowances (60%) will be reduced and will likely completely fall away from 2026 to 2030. In phase 2, the carbon offsets allowance is due to increase by 5%, the trade exposure allowance from the current 10% and the carbon budget allowance could fall away. Changes to the tax-free allowances will affect the direct carbon tax liability and therefore the pass-through from Eskom.

Decarbonisation strategy
Our carbon tax considerations align with the successful implementation of our decarbonisation strategy (page 54). This considers the life-of-mine and energy consumption of each operation, based on audited figures, as well as implementation of energy efficiency projects, implementation of solar renewable energy, wheeling and liquefied natural gas (LNG) energy sources The decarbonisation strategy will address carbon taxes and address greenhouse gas emissions, energy security and lower energy costs.

Our focus areas and performance in FY22
We spent R328 million (US$21.6 million) (FY21: R281 million/US$18 million) on our group environmental portfolio in FY22.

Annual expenditure on our environmental portfolio	FY22		FY21		FY20
	Rm	US$m	Rm	US$m	Rm	US$m
South Africa
Implementation of environmental control	249	16	198	13	64	4
Mine rehabilitation projects	52	4	49	3	62	4
Total	301	20	247	16	126	8
Papua New Guinea
Implementation of environmental control	27	2	34	2	32	2
Harmony total	328	22	281	18	158	10

Material used	FY22	FY21	FY20	FY19	FY18
Tonnes treated (000t)	53 801	49 253	25 429	25 980	22 441

Compliance and certification

South Africa	Papua New Guinea
Compliance
No directives or fines were issued by regulators in FY22.

Certification
•13 of our South African operations are ISO 14001 compliant (including Mponeng plants and Mine Waste Solutions)
•Bambanani and Unisel are not certified as both are in closure
•The Central and Saaiplaas plants were certified in FY22
•We expect recertification of the Mponeng shaft in FY23.

Compliance
While Hidden Valley did not have formal regulatory inspections or audits during the year, the mine hosted two representatives from the Conservation and Environment Protection Authority in September 2021 via a helicopter tour (as per Covid-19 protocols that restricted movement of people to the operation) following an extended absence due to the pandemic. The regulator found the site infrastructure performance and the current monitoring programme within receiving catchments satisfactory.

Hidden Valley continues to operate in accordance with the conditions of its environmental permit, last amended in April 2021, and the supporting environmental management plan.

Certification
Hidden Valley’s environmental management plan is aligned with the ISO 14001 standard.

Environmental incidents
Harmony reports environmental incidents in terms of a risk matrix that evaluates the severity of the incident against the financial and reputational implications for the group. It reflects the levels of severity, incident descriptions, financial and legal implications, and aligns with Harmony’s enterprise risk matrix.

South Africa experienced more frequent water-related incidents due to exceptionally high rainfall in FY22. All incidents were of a very short duration and have been corrected immediately with limited impact to receiving environments.

Harmony recorded six level 3 (moderate) reportable environmental incidents in South Africa during the year and zero in Papua New Guinea. Appropriate remedial action was taken in all cases.

Severity level	Mitigation costs	Environmental impact	Reputation impact	Legal impact
5	>R10 million	Irreversible damage to habitat or ecosystem	International condemnation	Potential director liability
4	<R10 million	Significant impact on habitat or ecosystem	National and international concern (NGO involved)	Very significant fines or prosecutions
3	<R5 million	Longer-term impacts and ecosystem compromised	Adverse media attention (locally and nationally)	Breach of legislation and likely consequences from the regulator
2	<R1 million	Moderate short-term effects but do not affect ecosystem function	Unresolved local complaints and possible local media attention	Minor breach of legislation
1	<R500 000	Localised affected area of low impact	Local complaints	No major breaches of legislation

Reportable environmental incidents in South Africa are summarised below.

South Africa
Location	Incident level and description	Environmental impact

Kalgold	Level 3: Heavy rainfall of 130mm was received in the space of three days in January 2022. The water catchment area was saturated and flowed down the Morokwa stream. Relevant dams were filled to capacity. The stream burst its banks, broke through the river diversion running into the D-Zone Pit, where tailings from the plant is being deposited.	No environmental damage or impact to downstream users was recorded. The breached berm walls for the river diversion have since been repaired.

Mine Waste Solutions	Level 3: Heavy rainfall was received resulting in Bokkamp Dam containment reaching near capacity. The theft of pipelines and electrical cabling that usually pumps water to a different containment facility directing process water worsened the overflow to Bokkamp Dam and subsequently limited flow reached the Vaal River. The overflow incident in February was repeated in April 2022, thus the incident was recorded on two occasions.	Our impact was monitored from a point source where higher sulphate levels and total dissolved solids were detected. However, no detrimental impact could be detected on the receiving environment based on laboratory samples taken. The stolen pipelines have been replaced.

Mine Waste Solutions	Level 3: Heavy rainfall was recorded during this period and process water was contained in the Queen Mary Dam. The containment facility from a separately owned gold plant in the vicinity overflowed, thus resulting in discharge into the Schoon Stream.	The impact was monitored from the point source as well as within the stream. Water quality results indicated higher levels of total dissolved solids within the discharge. Lower sample results indicated no detrimental impacts to downstream users.

Our focus areas in FY23
In South Africa, we are planning for electricity tariff increases due to the carbon tax while implementing our decarbonisation plan. We will also advance water optimisation by increasing recycling to decrease our reliance on external potable water supply. At the same time, our land management systems will focus on ongoing rehabilitation of our tailings storage facilities and implementation of our biodiversity programme.

In Papua New Guinea, we will continue focusing on responsible waste and water management, and pursue involvement in industry working groups supporting legislative reform.

Land rehabilitation and management

We offset the impact of our mining activities by restoring sustainable value to land disturbed by our operations with respect for local ecosystems and people.

Our rehabilitation strategy in South Africa aims to reduce our environmental footprint through concurrent and final rehabilitation. We honour the commitments of our environmental management programme, reduce our environmental liability and mitigate the risk of illegal mining activities by, where feasible, refurbishing infrastructure for alternative use by communities and by demolition and rehabilitation of decommissioned infrastructure.

In Papua New Guinea, most disturbed areas at our Hidden Valley mine remain actively used in support of ongoing operations. Progressive rehabilitation activities are therefore predominantly intended to stabilise exposed areas, prevent ground movement near critical infrastructure and limit off-site sediment transportation.

GRI Standards	Related SDGs
Prepared in accordance with 3-3 and 304-3.

Our approach
The main objectives of our group’s rehabilitation strategy include:
•Set aside sufficient funds to cover closure and rehabilitation
•Conduct Closure Cost Assessments on an annual basis and update the Closure and Rehabilitation Plans
•Rehabilitation of decommissioned mine infrastructure to reduce the mine-impacted footprint
•Where possible, liberating land for alternative land uses
•Using land for carbon removal, offsets and biodiversity conservation and ecosystem function, where feasible, and to cultivate crops for food security
•Promoting job creation and environmental skills development among youth and women
•Engaging with the community in closure planning and enabling communities to be involved in greening for the future of their environment
•Focus on biodiversity management and development through rehabilitation.

REHABILITATION STRATEGY

Responsible stewardship	Alternative energy mix climate mitigation	Vegetation management	Socio-economic benefits	Final land use

•Responsible environmental impact management is a priority:
–Demolition and rehabilitation of mining impacts
–Carbon sink/offsets
–Biodiversity offsets
•Enhance socio-economic benefits for host communities through holistic closure planning
•Strive to create and share value through resource inputs (human, financial, natural, manufactured, and social and relationship capitals)
•Responsibility to host communities extends beyond direct employment
•Adoption of SDGs.
•Using rehabilitated mine land for generating alternative energy sources and reducing carbon emissions •Planting vegetation to create a carbon sink.	Identifying and mapping sensitive and protected plant species and environments through our environmental impact assessment processes.

Developing site specific Biodiversity Action Plans for all our assets.
•Developing local host community entrepreneurs in rehabilitation and restoration
•Social licence to operate (corporate citizenship) through job creation
•Assisting with the development of township economies and food security at local level

Socio-economic development focuses on
•Uplifting communities
•Infrastructure
•Agriculture
•Educating, upskilling and enabling youth.

•Link to agri business, agri-processing and food security
•Woodlots for carbon removal
•Conservation and biodiversity protection
•Composting and converting land to agri quality
•Establish modified natural ecosystems in remote mining areas.

Our focus areas and performance in FY22
Our undiscounted value of the land rehabilitation liabilities carried on Harmony’s balance sheet, amounted to R7.1 billion (US$438.0 million) in FY22. The increase was due to higher rates, as a result of increases in fuel prices and inflation, and continued mining operations that increase the footprint of our liabilities.

Land rehabilitation liabilities (Rm)	FY22	FY21	FY20	FY19	FY18
South Africa	5 752	5 559[1]	3 038	2 884	2 919
Papua New Guinea	1 374	1 306	1 228	1 039	1 336
Group	7 126	6 865	4 226	3 923	4 255
Total US$m	438	438	244	278	308
1 Following acquisition of Mponeng and related assets.

South Africa
The total land under our management is 92 255ha. Of this, 13 925ha is affected by our mining-related infrastructure. In FY22, we rehabilitated 31.8ha of the planned 117ha.

Over more than a decade, Harmony’s rehabilitation of decommissioned shafts and hostels has mitigated the impacts of illegal mining, particularly in the Free State.

In FY22, we rehabilitated two plant footprints, and decommissioned and closed shafts as well as one hostel. We also sealed and capped shaft barrels for safety purposes, and to deter illegal mining access. Before rehabilitation work continued, the regulator had to approve various safety-related aspects for deposition into the shaft barrel. In addition we have started the rehabilitation of our decommissioned tailings in the Free State with plans to also expand this initiative to the North West.

To date, we have demolished 46 shafts while rehabilitating broader footprints (former plants and ancillary service infrastructure).

Rehabilitation and socio-economic development in South Africa
Integrating our environmental stewardship and socio-economic development imperatives
We integrate our environmental stewardship and socio-economic development imperatives in rehabilitating and reclaiming land, tailings dams and waste-rock dumps by:
•Seeking opportunities to make unused rock dumps available to entrepreneurs after receiving relevant radiation clearances
•Donating dumps with commercial quantities of recoverable gold to local communities in line with our shared ownership principle
•Conducting extensive due diligence of our community partners and providing protection against criminal groups involved in illegal mining
•Ensuring the success of these small businesses by assisting in building their technical and financial capacity.

It remains incumbent on us to contain our impacted footprint and seek responsible practices for avoiding, mitigating and remediating negative impacts as we aim to create positive benefits for healthy ecosystems and societies. The rehabilitation programme has already created 200 jobs, supported the development of numerous local small businesses and decreased illegal mining activity in the Free State. As a result, safety and security have also improved for employees and communities.

The next phase in the strategy is to use mine-impacted land to support the agribusiness sector for small-scale and commercial production.

Our decarbonisation plan also includes planting of thousands of trees on our tailings facilities. This has been costed and we are preparing to establish a nursery that will employ local people to grow and plant the trees. We will thus rehabilitate land and reduce our emissions by 2045.

Other socio-economic development projects underway on rehabilitated land include:
•The labour-intensive alien and invasive vegetation removal project near Kusasalethu and Doornkop (this project, which began in 2016 at Kusasalethu, is rolling out in phases)
•Establishing commercially viable agricultural projects as well as subsistence agriculture in Gauteng, Carletonville and Matlosana.

Reclamation of waste-rock dumps is progressing well at Kusasalethu, Doornkop, Moab Khotsong and several sites at our Free State operations. Waste rock is considered a resource by the aggregate industry. Additionally, we are attempting to support and assist a junior and local community grouping to participate in this sector. This approach is growing in Welkom and initiatives are being finalised in Klerksdorp.

When a feasibility study showed that the cost of repurposing old mine-site buildings into employee accommodation in the Free State was prohibitively expensive, Harmony began seeking empty or serviced stands within municipal proclaimed land. This investigation is due to be completed at the end of August 2022, focusing on civil and electrical engineering, foundation and architectural designs, and associated development costs, including the cost per unit.

Our focus areas in FY23
The group will be closing the gap in compliance in our biodiversity action plans and implementation of carbon offset program.

In Papua New Guinea, we propose to maintain our rehabilitation program to safeguard infrastructure and advance our understanding and readiness for eventual mine closure.

In South Africa, we continue to rehabilitate, with specific focus being given towards growing rehabilitation of our decommissioned tailings facilities.

Climate change, energy and emissions management

Our decarbonisation strategy is taking us towards a sustainable future by reducing our consumption of fossil fuel-based energy and related costs.

Energy consumption is a significant financial and environmental concern for Harmony.

Mining and extractive processes are highly energy intensive, with a considerable impact on our operating costs:
•Our assets are predominantly deep underground mining operations, which are more energy intensive than surface-level mines, and in FY22 accounted for 97% of the group’s total electricity consumption and 19% of operating expenditure.

In South Africa, our dependence on the country’s coal-based electricity grid means the energy we consume is mainly generated by fossil fuels, a contributing factor to GHG emissions and climate change, and that carbon tax liabilities and electricity supply security are material risks. As electricity accounts for around 18% of our operating costs, incremental cost increases by Eskom add millions of rand to our operating cost.

In Papua New Guinea, our Hidden Valley Mine sources power from the Ramu grid, while also maintaining backup diesel generators on site to address supply shortfall. The primary generator for the Ramu grid system is the Ramu hydropower plant, which experienced a number of disruptions to output in FY22. Hidden Valley is presently exploring opportunities to enhance the reliability of hydroelectric power supply to the mine via direct connection to the Bauine hydro power station located nearby.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 302-1, 302-2, 302-3, 302-4, 302-5, 305-1, 305-2, 305-3, 305-4, 305-5 and 305-6.

Our approach
Harmony’s policies and strategies acknowledge that climate change will impact the gold mining sector, in terms of physical environmental changes and the socio-economic mobilisation necessary to achieve the United Nations Framework Convention on Climate Change (UNFCCC) objectives, over the coming decades. We are pursuing the Paris Agreement’s goal to limit global warming to 1.5°C by the end of the century with science-based targets, approved by our board and verified by the Science Based Targets initiative, and key performance indicators (KPIs) linked to our sustainability performance targets.

The group’s policy on energy efficiency and climate change mitigation is responsive to our current context, and is based on the following commitments:
•Optimising electrical energy and carbon resource consumption to enhance efficiency in operations while identifying opportunities to improve the energy mix
•Improving energy efficiency through effective energy management
•Reducing GHG emissions, measuring progress and reporting results
•Developing appropriate responses to climate change through implementation of renewable energy and mitigation
•Encouraging employees to continuously conserve energy at work and home
•Collaborating with government in associated policies and strategies.

Meeting the requirements of our sustainability-linked loan facilities
Demonstrating ESG in action
The energy-related KPIs included in our sustainability-linked facilities (outlined on page 58) are:
•Absolute reduction in scope 1 and 2 GHG emissions from an FY21 baseline of 4 896 000 tonnes to 4 074 000 tonnes carbon dioxide equivalent (CO2e) by FY25
•Increase in renewable energy consumption as a percentage of the total energy mix from 0% in FY21 to 20% by FY25.

An independent service provider applying the sustainability-linked loan principles, issued by the Loan Market Association, among others, verified the credibility of these targets. Upon meeting the KPIs, Harmony will receive meaningful interest savings. If we miss targets, penalties will be payable.

Climate change reporting

Transparent disclosure of quantitative and qualitative financial and non-financial data on our journey to a low-carbon economy
In line with global best practice, we publish a separate report on our carbon-related performance, and associated risks, concerns and opportunities. Available on our website at www.har.co.za, this report aligns with TCFD requirements. We continue to submit annual water performance reports to CDP.

The TCFD, the South African carbon tax and related updates from National Treasury are incorporated into our financial modelling to enhance our understanding of the likely impact of climate change on our business. We also include carbon pricing in our strategic and operational plans.

Decarbonisation strategy
Acknowledging the global shift towards a low-carbon economy, our decarbonisation strategy is an important aspect of our environmental management approach.

Our asset portfolio is characterised by high energy use. We therefore focus on transforming these assets into low-carbon consumers by:
•Advancing our surface reclamation programme to produce ounces at lower energy intensity, and growing our low-carbon metals and minerals portfolio
•Decommissioning energy-intensive and low-margin assets to avoid generating high emissions for low returns
•Driving efficiency programmes
•Enhancing our energy portfolio mix with a strong pipeline of renewable and low-carbon energy sources (page 58).

In the short to medium term, we remain focused on renewable energy sources so that, in addition to our copper and silver output necessary for renewable electrification and transportation, Harmony is well positioned to support the transition to a clean energy future.

Our progress and plans are summarised below.

Decarbonising Harmony

Energy efficiency	Adaptation	Rebalancing our asset portfolio	Energy mix

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2016 – 2022
•Reduction: 1.3TWh
•Investment: R181 million
•Cumulative savings: R1.3 billion and 1.5Mt of CO2.

2023 – 2026
•Planned reduction: 1.5% per annum
•Estimated investment: R44 million per annum
•Estimated savings: R85 million per annum.
•Carbon removal •Agriculture and forestation •Water beneficiation.
2008 – 2020
•Closed energy-intensive shafts.

2019 – 2023
•Closed further deep-level and energy-intensive shafts
•Increased portfolio of surface assets
•Papua New Guinea:
–Hidden Valley secures increased supply of hydropower.

Renewable energy roll-out plan
Harmony is implementing various initiatives to reduce GHG emissions in line with our target to be net zero by 2045. This phased strategy (page 58) includes:
•Solar PV projects
•Wheeling in wind energy and hydropower
•Energy from other sources including, for example, LNG
•Energy efficiency projects.

Our focus areas and performance in FY22

We reduced our electricity intensity by 42% over the past seven years through our commitments to optimising energy efficiency and climate change mitigation. The graph below illustrates the success of our energy management programme, supported by our service provider, ETA Operations. Since 2016, we have generated cumulative savings of around R1.3 billion in energy costs and reduced CO2 emissions by 1.5 million tonnes.

As illustrated below, the acquisition of Mponeng and related assets significantly positively impacted our performance. While Mponeng is a deep-level mine, Mine Waste Solutions is a high-volume surface tailings retreatment operation, which is less energy intensive and helps to eliminate and process surface sources. The combined result is a decrease in energy intensity per tonne of ore treated.

Improving energy efficiency by reducing consumption
The group improved efficiencies by reducing energy and fuel consumption during the year. Energy consumption increased by 6% due to the acquisitions and recording a 12 month consumption for Mponeng and Mine Waste Solutions while our total carbon emissions intensity increased by 1% primarily due to marginal increases in electricity purchased for Mponeng and Mine Waste Solutions and Hidden Valley’s increased diesel consumption.

Energy consumption (000MWh)[1,3]	FY22	FY21	FY20	FY19	FY18
Electricity	4 253	4 123	3 171	3 326	2 518
Diesel[4]	605	448	462	488	486
Other sources (petrol and heating oil)[2]	66	60	5	5	3
Total	4 924	4 631	3 638	3 819	3 007
Energy consumption intensity (MWh per tonnes treated)	0.09	0.09	0.14	0.15	0.13
1    Annual DEFRA conversion factors used for PNG and Technical Guidelines for monitoring, reporting and verification of GHG emissions by industry for SA.
2    Heating oil reported from FY21.
3    Acquisition of Mponeng and Mine Waste Solutions operations from October 2020 (only 9 months reporting in FY21).
4    PNG internal energy consumption is accounted for under diesel.

Electricity purchased (000MWh)[3]	FY22	FY21	FY20	FY19	FY18
South Africa[1,2]	4 190	4 020	3 051	3 209	2 457
Papua New Guinea[4]	63	103	120	117	59
Total	4 253	4 123	3 171	3 326	2 518
Consumption intensity (MWh per tonnes treated)	0.08	0.08	0.12	0.13	0.11
1 Increase in energy consumption driven by Harmony’s acquisition of Moab Khotsong in FY19.
2 Acquisition of Mponeng and Mine Waste Solutions operations from October 2020 (only 9 months reporting in FY21).
3 Operational excellence programme started May 2016.
4 PNG values updated to only reflect electricity purchase from bulk supplier.

South Africa
Harmony consumes energy as electricity purchased from the state-owned power utility Eskom and generated by coal-fired power stations in South Africa. From 2005 to 2022, Eskom increased electricity tariffs by 2 213% while inflation over this period increased by 125%.

The tariff increase in FY22 was 9.61%, which translates to around R540 million in additional operating costs. We therefore focus on reducing our electricity consumption and dependence on Eskom’s energy.

While we are pursuing renewable energy options to reduce our dependence on fossil fuels and to improve margins (page 58), we are also keenly aware of the need to be far more efficient in consuming energy.

Our energy efficiency initiatives focus on mine cooling, compressed air, water management and ventilation. Total savings from these initiatives were R365 million for FY22 of which R22 million originated from new projects (difference reflects ongoing savings from earlier projects). To date, we have implemented over 200 energy-efficiency initiatives at our operations, generating cumulative savings of around R1.3 billion since 2016.

Energy management projects producing the most significant annual savings include:

South Africa: Energy-saving projects in FY22
Operation	Project description	Description	Annual cost savings

Kusasalethu	Optimise refrigeration and dewatering control	Optimisation of dewatering and refrigeration control and improved utilisation of available dam capacities	R11.6 million
	Optimise compressor control	Optimisation of underground users (leak fixing and OAN valve control)	R4 million
	Deelkraal fan optimisation	Improved ventilation supply through main fan control	R4.8 million
Moab Khotsong	Optimise control of refrigeration units	Improved control and utilisation of Moab refrigeration equipment, extending ice melt through improved dam utilisation	R7.4 million
	IGVs on main fans	IGV control implemented to improve ventilation supply	R7 million
Great Noligwa	IGVs on main fans	IGV control implemented to improve ventilation supply	R1 million
Mponeng	Optimise dewatering control	Implementation of a complete pumping load shift out of Eskom's peak time-of-use periods	R11.4 million
	Optimise refrigeration control	Improved TOU control of surface refrigeration units	R1.7 million
Masimong	Ventilation sealing plan and IGVs on main fans	Sealing off inactive mining areas and control IGVs to accurately match demand requirements.	R1.7 million
	Optimise refrigeration control	Improved TOU control of surface refrigeration units	R1.7 million
Tshepong	Optimise refrigeration and dewatering control	Improved time-of-use control on refrigeration and pumping systems. Load shifts on refrigeration units without influencing service delivery.	R1.3 million
Savuka, Covalent, Eland and Deelkraal	Critical Peak Pricing (CPP) programme	Participated in Eskom's Critical Peak Pricing (CPP) programme.	R6.7 million
All Operations	Power Factor Correction	Improved control and monitoring of power factor correction banks at the operations.	R2.8 million

Papua New Guinea
During FY22, we used 52% (FY21: 78%) grid power and 48% (FY21: 22%) site diesel-generated electricity. Overall, total energy consumed was lower than FY21. A contributing factor to this was the failure of the Hidden Valley overland conveyor that interrupted production between January and March 2022.

The decreased percentage of grid power supply in FY22 compared to FY21 was primarily due to the reliability of grid supply, which was affected by disruptions at the Ramu hydropower station. This was despite the Yonke Toe-of-Dam project being recommissioned by PNG Power, adding a further 18MW to the Ramu grid. Several other projects are underway to strengthen the Ramu grid system’s hydropower capacity and transmission capabilities.

The opportunity of isolating Hidden Valley from the Ramu grid and receiving power directly from the nearby Bauine hydropower station will be harnessed with permission of PNG Power, moving forward to allow for direct feed from the Baiune plant if or when the PNG Power network is down. The upcoming PNG Forestry Products Baime hydropower plant is also set to be commissioned by early 2023. This presents an opportunity for power required by Hidden Valley to be entirely from hydropower sources and further de-risk the current unstable power supply.

Reducing GHG emissions with renewable energy initiatives
Most of our emissions are scope 2 as South Africa uses fossil-fuel-generated electricity (evident in the graphs below).

1 FY21 Scope 3 value restated from 748 016 to 870 851 due to an update in calculation methodology in Chemwes (Mine Waste
Solutions) sodium cyanide and caustic soda figures.

Decarbonisation strategy
During May 2022, we secured funding to pursue our phased decarbonisation strategy (outlined below).

Phase 1	Phase 2	Phase 3
•30MW solar power (in construction) •Cost saving: R340 million over 15 years •Carbon reduction: 62 000tpa •Capital investment: R5 million.	•137MW solar energy •Estimated NPV over 15 years: R3 billion •Carbon reduction: 444 000tpa •Capital investment: R1.56 billion.	•56MW solar power (Harmony considering to increase renewable energy through wheeling up to 100MW).
An independent power producer is building three PV plants with total installed capacity of 30MW to deliver more than 68GWh of clean power to our Free State operations and mitigate 65 000 tonnes of CO2e emissions in the first 12 months.

Over 20 years, these plants are expected to produce 1.3TWh of clean energy.

Jointly developed by Harmony, Energy Group and BBEnergy, to deliver energy from March 2023, the solar PV plants will be among the largest for private offtake in South Africa to date.

Currently in feasibility stage and awaiting the necessary permits and licences, an additional 137MW of solar energy will be installed at our longer-life mines to deliver over R500 million per annum in electricity cost savings at full production by FY25.

This phase is in planning and progressing as anticipated. We are looking to source an additional 100MW of renewable energy, predominantly wind and solar, to augment the phase 1 and 2 initiatives. We are also exploring opportunities to access gas and hydropower.

Sustainability-linked facilities and the green loan
Our decarbonisation strategy is facilitated by a project finance debt solution from Rand Merchant Bank, supported by African Clean Energy Developments, and equity-funded by African Infrastructure Investment Managers and Mahlako Energy Fund. Absa and Nedbank lead this lending group’s syndicated, multi-tranche, multi-currency loan facilities of R4 billion and US$400 million.

The facilities comprise a R1.5 billion green loan for phase 2 and sustainability-linked R2.5 billion and US$300 million revolving credit facilities as well as a US$100 million term loan.

The green loan closely matches the solar PV project's expected cash flow and the expected energy cost savings for Harmony’s South African mining operations. The sustainability-linked loans align with Harmony’s ESG and sustainable development targets.

Our focus areas in FY23
The group will focus on meeting its FY23 targets for decarbonisation; supported by our energy efficiency programme and the renewable energy mix. We will be evaluating mobilitisation opportunities to further advance our decarbonisation programme.

In South Africa, we will focus on energy efficiency, complete the phase 1 build and phase 2 feasibility study, and begin our offset programme.

In Papua New Guinea, we will focus on reliability improvements and opportunities, and driving energy efficient processes.

Water use

Water availability is critical for developing our assets, the mining process and our growth prospects.

It is a business imperative to manage water consumption and secure water supply. Water is a critical natural resource necessary for our mining and processing activities as well as future growth and development. Potable water is a crucial resource for Harmony’s employees and the communities in which the group operates. As such, managing and mitigating the impact on water catchments, by ensuring we do not degrade water quality or reduce the volume of potable water available to surrounding areas, is crucial to maintain our social licence to operate.

Harmony has the twin challenges of South Africa generally being a water-scarce region while our operations in Papua New Guinea experience a positive water balance with over two metres of rainfall every year.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 303-1, 303-2, 303-3, 303-4 and 303-5.

Our approach
Our water management policy guides the group’s approach. However, given that our operations face drastically different climatic conditions, our water management strategies are adapted to the characteristics and requirements of each area in which we operate.

We have an embedded understanding of water management and risks across our operational spectrum. Water security and risks are integrated into managing long-term strategic business objectives and financial planning. Harmony’s commitment to responsibly managing water use is driven from executive level, and has evolved from a strategy into practical and relevant actions across the group.

The group’s overarching objective is to conserve water by improving our efficiencies through reuse and recycling. Where we return water to the source, we aim to ensure it is treated and discharged responsibly into the receiving environment, complying with relevant legislation in our host countries.

Our focus areas and performance in FY22
Absolute potable water consumption is one of the KPIs of our sustainability-linked funding agreement (page 58) that was concluded in June 2022. This KPI is material to our core sustainability and business strategy, and addresses a relevant environmental challenge experienced by our industry. Harmony therefore focuses on reducing potable water demand from our mining operations to reduce supply pressure on constrained local water treatment and distribution infrastructure, and increase water available to communities (especially due to droughts and climate-related water availability challenges). We thus also improve local municipal systems’ climate change resilience. We have also linked our water management strategy to our social investment strategy to improve our support of WASH programmes.

Our successful water recycling initiatives continue to drive these efforts. Harmony’s operations measure volumes of water used and recycled at least monthly. This tracks performance against our target to reduce potable water consumption by 10% from the FY21 baseline by FY26.

We aim to reuse process water while increasing the amount of water recycled. In addition we aim to reduce absolute potable water consumption through water treatment plants and engineering initiatives, including demand and pumping optimisation and leak management. This enables the group to maintain or improve water use intensity.

•The split of water withdrawal from municipal sources is 63% and from surface and groundwater sources is 37%
•Our water discharge increased marginally by 6%. Margaret shaft realised an increase due to high precipitation reporting into the deep aquifer and discharges realised at Target operation
•Water recycled increased by 6%.

1 FY21 water intensity has been corrected from 0.59 to 0.62.

South Africa
Harmony’s South African operations largely depend on municipal water, which exposes the group to tariff increases and supply shortages. Water availability is also unpredictable in parts of water-stressed South Africa where it is critical for our current and future operations.

Water-stressed areas are determined by the World Resources Institute, which uses an aqueduct tool to plot water-related risks on a water risk atlas. Baseline water stress measures the ratio of total water withdrawals to available renewable surface and groundwater supplies. Water withdrawals include domestic, industrial, irrigation, and livestock consumptive and non-consumptive uses. Available renewable water supplies impact water availability for upstream consumptive water users and large dams downstream.

Water management strategy
Our water management strategy, committed to climate change mitigation and adaptation, supports water conservation and demand management, including optimisation to secure supply during a protracted drought. It also considers the sustainable development of businesses and host communities.

Our climate change scenario analysis indicates water security is a risk due to extreme storm and drought events, and increased temperatures that could affect the underground environment and food security. Harmony manages this risk through various initiatives and close water use monitoring across our operations.

Water use, treatment and discharge
We reuse process water which increases the amount of water recycled. This enables us to maintain or improve our water use intensity.

At many of our underground operations, three water-treatment plants treat fissure water to quality standards for use in our processes and to liberate fresh water for other users in line with our zero discharge aspiration. These plants deliver dual benefits: reducing potable water consumption and recycling much of our fissure water while saving operating costs. We are therefore undertaking a feasibility study to assess the purpose and volume treatment of plants to be constructed in the North West and Free State provinces where water is particularly scarce. In parallel, Harmony also engaged the Institute for Technology and Society to conduct feasibility studies into innovative agriculture applications using relatively expensive water for economically viable cultivation of high-income crops and fruits.

Other valuable assets in our portfolio are the Covalent and Margaret water companies, which present opportunities to beneficiate and commercialise water. The previous owners established the water companies to manage dewatering from adjacent historical mine voids. Covalent discharges an average of 20Ml per day into the nearby Wonderfonteinspruit. Margaret also pumps an average of 20Ml daily, mostly recycled in the Moab Khotsong and Mine Waste Solutions reticulation circuits. This discharge of high-quality dolomitic water positively impacts the Vaal River by supplying local farmers while improving water quality for downstream users.

We ensure that our water use does not impact upstream and downstream users by continuously engaging with stakeholders through regional water management. As orebodies are contiguous, many mines are in the same catchment area. Combined with water scarcity, this warrants a collaborative, coordinated approach. Harmony participates in several regional catchment management agencies, including the Far West Rand Technical Working Group, KOSH (Klerksdorp, Orkney, Stilfontein and Hartbeesfontein) mine water forum and the Free State government task team. In the western basin, we collaborate with Sibanye-Stillwater in its Cooke shafts closure programme to prevent water ingress into our Doornkop operation.

Target and Kusasalethu are our only local operations currently discharging water. We have plans to ensure Target achieves zero discharge status. Kusasalethu, striving to achieve zero discharge, currently discharges an average of 1.5Ml per day of fissure water.

Water use categorised by water quality (Ml)
		FY22	FY21	FY20	FY19	FY18
Water withdrawal
Potable water from external sources	Fresh water	21 190	19 468	14 576	15 933	12 646
	Other water	—	—	—	—	—
Surface water	Fresh water	2 144	2 695	2 570	3 252	1 359
	Other water	612	89	118	798	673
Groundwater	Fresh water	9 166	218	191	337	234
	Other water	304	7 836	2 238	2 838	561
Water discharged[2,3]
Surface source	Fresh water	892	912	246	547	655
	Other water	2 947	2 706	2 918	2 130	2 350

Water use categorised by water-stressed areas (Ml)[1,4]
		FY22	FY21	FY20	FY19	FY18
Water withdrawal
Potable water from external sources	Arid and low water use	—	—	—	—	—
	Low	14 553	13 669	11 289	12 597	284
	Low-medium	945	716	601	177	9 826
	High	5 692	5 083	2 686	3 159	2 536
Surface water	Arid and low water use	61	89	113	207	94
	Low	2 695	2 695	2 575	3 843	1 938
	Low-medium	—	—	—	—	—
	High	—	—	—	—	—
Groundwater	Arid and low water use	315	178	194	376	230
	Low	9 090	7 789	2 120	2 642	437
	Low-medium	65	71	64	89	61
	High	—	16	52	68	68
Water discharged[2,3]
Surface water	Arid and low water use	—	—	—	—	—
	Low	3 087	3 463	3 008	2 130	2 350
	Low-medium	—	—	—	—	—
	High	752	156	156	547	655
[1] Water-stressed areas are classified using the WRI Aqueduct Water Risk Atlas.
[2] Due to operational issues and maintenance at Doornkop Reverse Osmosis Plant, water was discharged.
3 A group-wide review of our water discharge streams was done and reporting control measures were updated for all previously presented figures .
[4] Harmony’s moisture in ore figures is part of our WDP reported figures.

Water companies’ water use (Ml)
		FY22	FY21	FY20	FY19	FY18
Water sold	Covalent	—	37	n/a	n/a	n/a
	Margaret[1]	3 259	4 020	3 231	3 100	n/a
Water pumped	Covalent[2]	5 688	6 948	n/a	n/a	n/a
	Margaret[1]	6 411	5 447	4 339	3 684	n/a
Water discharged to surface source	Covalent[2]	5 688	6 948	n/a	n/a	n/a
	Margaret[1]	3 245	1 072	737	584	n/a
[1] Harmony has a 66% share in Margaret Water Company.
[2] Water pumped and discharged corrected for FY21

Papua New Guinea
At Hidden Valley, steep topography, high rainfall and low evaporation levels create a year-round positive water balance. This presents significant environmental challenges, particularly in managing water discharge from the mine site into the surrounding environment.

Water management strategy
Our management approach therefore includes:
•Rainfall run-off control to prevent erosion and sediment entering the Watut River system
•Recycling site water to limit water stored in the tailings storage facility and reduce extraction from surface water sources
•Treating wastewater before discharge.

Water use, treatment and discharge
We primarily extract water from Pihema Creek, one of many tributaries draining to the Watut River and prioritise process water recycling to limit volumes extracted as far as practical. Wastewater is treated at a cyanide detoxification plant beside the tailings storage facility before being discharged to the receiving environment at either Pihema Creek or the Upper Watut River. We measure the performance of our discharges and the impact of our operations at a compliance point in Nauti village, 18km downstream of the mine, in accordance with our environmental permit. This compliance monitoring continued to detect low-level exceedances of dissolved (soluble) manganese during FY22. All other metals remain below their respective water quality criteria. Geochemical test work programmes are in progress to understand the properties and behaviour of the elevated manganese source (understood to be waste rock material) and to inform refinements to operational waste management practices and landform designs for closure. Despite these exceedances, an independent review by Australian-based consultants concluded that the overall objectives of the Hidden Valley mine acid and metalliferous drainage management plan and the waste-rock dumping strategy remain appropriate to limit acid and soluble metals discharge from the landforms to the Watut River system. Manganese at current levels detected in the river is unlikely to cause any significant impact on the river system as recorded concentrations remain well below conservative international ecosystem protection guidelines.

We routinely provide updates to the regulator, outlining the ongoing monitoring programme, results and potential remedial actions.

Our focus areas in FY23
As water availability is less predictable, particularly in some regions of South Africa where it is critical for our growth prospects, particularly hydraulic tailings reclamation, we are acutely aware of the impact on our future mineable reserves, especially in water-scarce regions, such as the Free State in South Africa where our two water companies add strategic value by limiting the impact of climate change on our business and our use of water shared with host communities.

In South Africa, to reduce potable water use, we plan to build water-treatment plants at Covalent in FY23, and at Chemwes and Moab Khotsong in FY24, while expanding the facility at Nyala.

As a group, we will commit significant capital to increasing our water recycling ratio and reducing potable water intake by materially adjusting our water sourcing profile in line with good industry practice and local sustainable development objectives.

Tailings and waste management

Our global gold mining industry acknowledges that tailings and waste are harmful to communities and the environment within our sphere of influence, and we understand the imperative to proactively mitigate associated risks.

Part of the mining process results in the deposition of waste material into tailings storage facilities. Harmony manages 85 tailings storage facilities in South Africa and one in Papua New Guinea.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 306-1, 306-2, 306-3, 306-4 and 306-5.

Our approach
Tailings management approach

Robust and meticulous engineering and dam design, continuous management of risks, layered assurance and oversight ensure sustainable integrity, stability, environmental and legal compliance for our tailings storage facilities. These are all in good standing as verified by:
•International Mining Industry Underwriters (IMIU) annual audits of operating tailings storage facilities
•International Cyanide Management Institute (ICMI) audits every 18 months
•Mine residue deposit updates to the DMRE every two years
•Quarterly reports by accredited consulting engineers in South Africa and Papua New Guinea.

Global tailings management standard

Integrating social, environmental and technical considerations

We implement aspects of the Global Industry Standard on Tailings Management (GISTM) that augment our existing protocols for heightened protection. Harmony will revisit implementation of GISTM when the supporting guidelines are issued.

In the meantime, we continue to enforce exemplary standards in the design, engineering, operation and decommissioning of tailings dams with controls dictated by the terrain.

The GISTM, published in 2020, with an integrated approach to tailings management, aims to prevent catastrophic failure and enhance the safety of our host communities.

Environmental management around our tailings facilities is also conducted in line with ISO 14001:2015 requirements. Similarly, environmental standards and associated proceeds are determined by ISO14001:2015 and IFC standards.

Waste management approach

Responsible and effective waste management is a priority focus area as this reduces our environmental impacts and mitigates associated liabilities. We include guidelines on mineral, non-mineral and hazardous waste materials in operations’ environmental management systems.

Waste management begins from generation to handling, storage and transport as well as recycling, re-treatment and/or disposal.

By understanding the actual cost of waste management, we can plan effectively for new projects and mine closure. Pragmatically, we maximise recycling and waste reduction during the life of a mine, and design plans to minimise waste and reclaim mineral waste (such as waste rock from dumps as aggregate) to curtail our total mining footprint.
Cyanide Code

A voluntary industry programme for the safe management of cyanide, and cyanidation of mill tailings and leach solutions

Harmony’s plants operate according to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the Cyanide Code).

Seven of our nine operational processing plants are certified against the code following audits by an independent third party.

Our Kalgold and Saaiplaas plants in South Africa, and Hidden Valley in Papua New Guinea, meet the requirements for certification but have not pursued recertification as remaining mine life is limited.

Our focus areas and performance in FY22
Tailings management
Harmony manages 21 operational, 10 re-mining, and 54 dormant and inactive facilities in South Africa – all operational facilities use upstream deposition incorporating day wall and basin deposition or upstream cyclone deposition.

Our Hidden Valley operation uses a tailings storage facility designed and operated in accordance with the Australian National Committee on Large Dams (ANCOLD). The facility comprises two cross-valley embankments (main and saddle dams) constructed using the downstream build methodology. It is the first large facility of this kind to be operated successfully in Papua New Guinea.

Our daily tailings management focus areas

Overtopping	Slope failure	Foundation failure	Progressive failure	Liquefaction	Operational status

•Lack of freeboard •Penstock status •Basin shape/profile.			•Seepage and sloughing •Erosion.	•Seismic events •Pore water •Pressure.	•Infrastructure management •Controlled/authorised deposition.

Our interventions include but are not limited to:
•Freeboard control
•Water management
•Maintaining stability and safety, as advised by the engineer of record
•Erosion controls
•Monitoring and control measures implemented to ensure compliance.
•Fallout Dust Management
•Emergency Preparedness and Response Planning.

This includes regular inspections, audits and meetings at various intervals with subsequent actions, minutes and reports ensuring we deliver the desired outcomes. Areas of concern are addressed and resolved by management, the appointed experienced deposition contractor and specialist consulting engineer that assist with the operation, maintenance and management of the facilities to ensure global best practice.

Freeboard (safe operating water levels on top of the tailings storage facility) remains one of the most critical parameters for legal compliance at operational facilities. However, water management and control are important as excessive water should not accumulate on facilities except during the night shift to allow controlled decanting (pour out) during the day shift. We have 24-hour decant at Kareerand in South Africa as this facility holds a specific volume of water. Drone technology is used to support monthly freeboard surveillance. At Hidden Valley, continuous compliance in maintaining sufficient freeboard on our tailings storage facility is an important element of the overall mine site operating conditions, as is the need to minimise free water held on the facility surface. The Hidden Valley tailings storage facility is operated as a “zero-discharge of untreated water” facility, hence water drawn from the tailings dam is either recirculated back to the process plant for re-use or passed through a treatment system prior to controlled discharge.

At re-mined facilities our focus remains on accurate water control through effective management and establishment of containment paddocks in the general and mined our areas. Most of the facilities are re-mined from the top to the bottom of the face to minimise the risk of sloughing and inundation and to maintain a stable slope face by stopping limits on the monitoring gun that controls the angles.

On dormant and inactive facilities, we primarily use containment paddocks in the basins and berms to lower groundwater levels and dry out the tailings dam. In addition, we continually repair side slopes after rains while ensuring safe and proper access routes to the top of the tailings facilities. We also maintain solution trenches around the tailings facilities and monitor return water to the plants.

South Africa
Our internal auditors conducted an audit of tailings dam compliance and found our performance to be satisfactory. Over and above this, Ngubane assures compliance and concluded that 71% of material recommendations have been implemented for heightened control. An independent audit of Harmony’s tailings management in 2022 found that our South African operations satisfied the country’s legal requirements. In most cases, our standards exceed legal requirements, and the extent of our surveillance and investigative work is comparable with international standards. Remedial action closed out areas of concern identified in the independent inspections:
•St Helena 123: This facility showed signs of historic wet spots along the toe of the facility and resulted in seepage flowing through the legacy tailings material on which the facility was constructed. Phase 1 remedial work included additional toe drains which were installed to improve drainage. This was completed in June 2022. Phase 2 buttressing has commenced
•St Helena 4: Construction work for the re-commissioning of the St Helena 4 facility commenced in June 2021 and was completed in June 2022. This site was commissioned as an alternative deposition site for Harmony One Plant to improve deposition flexibility after stability concerns led to the de-commissioning of the Free State South 8 complex
•Target 1: Phase 2 of the remedial work for improved drainage and the installation of rock buttresses in the affected areas for improved overall stability was completed in February 2022. Remedial work for Phase 3 as a continuation of the remedial work from phase 2 to improve drainage and overall stability in the affected areas will commence towards the end of 2022.

Our tailings storage facilities in South Africa are highly compliant with the tailings facility code of practice.

International Mining Industry Underwriters risk ratings received in 2022 have once again confirmed our performance in managing our assets and business continuity. Our tailings are measured against the most conservative measures to assure industry-leading stability and to align with our company strategy which includes responsible stewardship and operational excellence.

Nature of tailings storage facilities	Tailings management strategy
	Operation	Inspection	Monitoring	Periodic review
Operating (21 locations)	✓	✓	✓	✓
Re-mined (10 locations)	✓	✓
Dormant (54 locations)		✓		✓

Papua New Guinea
Independent audits of the tailings storage facility at Hidden Valley were interrupted by Covid-19 restrictions affecting international travel, and limiting visitor and contractor access to the Hidden Valley mine in FY22. However, independent construction audits were conducted remotely (desktop reviews and meetings) and via a site visit in June 2022. The desktop construction review concluded that the facility's construction, operations and surveillance were satisfactory in accordance with ANCOLD standards. We await the outcomes of the site visit.

The detailed design for a second tailings storage facility at Hidden Valley, to support the life of the mine, progressed in FY22 although construction did not begin. The proposed site of the facility is the final void of the Hamata open pit, which significantly reduces the disturbance footprint associated with this landform. As with our existing tailings storage facility, the new dam has been designed in compliance with ANCOLD standards and will require a single cross-valley embankment for tailings storage. The early-warning system will similarly safeguard communities downstream of this second facility.

Wafi-Golpu project deep-sea tailings placement
The Wafi-Golpu Joint Venture is confident that DSTP is the safest and most environmentally and socially responsible tailings management solution for this project
For the Wafi-Golpu project the environment permit, secured in 2020, approves construction and operation of a deep-sea tailings placement system, which is the preferred solution after investigations of on-land and submarine options.

Submarine tailings placement is currently employed in six countries and used at three operations in Papua New Guinea. Terrestrial tailings sites examined for the project present significant risks and constraints, given the region's high seismicity and rainfall, topography and soil type. A surface tailings facility would severely impact heritage sites, communities, and productive and ecologically sensitive land.

Instead, tailings could be deposited in the Huon Gulf from an outfall at some 200m depth, mixing with natural sediments from various rivers as they flow down the submarine Markham Canyon and settle on its floor. The tailings will represent only a small percentage (less than 20%) of the total sediment flow in the area. The Markham Canyon does not have clear water suitable for most fish life and lacks biodiversity because of significant volumes of natural sediment.

Wafi-Golpu is expected to place over 360 million tonnes of tailings over its 28-year life-of-mine. After closure of the mine, natural sediment loads will continue and eventually bury the deposited tailings. Tailings placement will occur well below the productive surface layers of the ocean, and is not predicted to affect the coastal environment, biologically productive surface waters, community health or fisheries.

At the boundary of the proposed mixing zone in the Huon Gulf, the tailings discharges will be diluted to levels that meet Papua New Guinea water quality criteria as well as Australian and New Zealand water quality guidelines for marine aquatic ecosystem protection.

Our stakeholder engagement on this project and the deep-sea tailings placement facility continued throughout FY22.

Waste management
Our mining and extractive processes generate mineral and non-mineral waste. Mineral waste comprises tailings and overburden, often viewed as a resource in waiting. Non-mineral waste is classified as hazardous and non-hazardous, and managed by recycling or reuse, off-site treatment or disposal to on-site landfills.

Mineral waste
Effective mineral waste management reduces aesthetic and land use challenges of mining, particularly during closure, as well as the potential for water and air pollution while maximising the recovery of ore, minerals and metals with significant savings and reduced energy consumption.

Our year-on-year increase in mineral waste is due to waste stripping in cutbacks at Hidden Valley. Waste rock is also generated from our underground operations in South Africa.

We have a five-year target to reclaim at least 10% of our total available mineral waste footprint. Meeting this target depends on the market as well as provincial infrastructural needs and capacity to support repurposing activities.

Although waste rock is not valuable as a gold mineral resource, it is useful as plant grinding media and backfill plant feed, and is regarded as a resource by the aggregate industry. Committed to inclusive mining and our social purpose, we ring-fence some of our waste rock for local businesses and entrepreneurs. This supports our relationships with legitimate licensed artisanal and small-scale operators in our South African host communities (as outlined below).

South Africa
Gauteng and Free State	We are investigating the feasibility of waste rock dumps creating employment through aggregate initiatives. This would enable local participation in economic development and make economical use of a liability.

Additionally, the land is available for rehabilitation when the waste-rock dumps are cleared.
North West	We are engaging with host communities in Orkney on the reclamation of the Scott rock dump, which will be donated to the local municipality for the benefit of residents.
Welkom
In a commercially sustainable venture, surplus waste rock has been processed by local aggregate producers for more than a decade.

We are exploring opportunities to work with local community representatives from Allanridge and a BEE entrepreneur to establish additional aggregate producers.

In FY22/over the past five years:
•Our waste rock decreased by 26% due to the closure of Koponang Plant previously used to treat waste rock
•Slimes recycled increased by 25% due to Mine Waste Solutions recording a full 12 months of production compared to the previous 9 months
•The rock mined (43Mt) increased by 5%.

Non-mineral waste
We ensure responsible storage, treatment and disposal of non-mineral waste with group environmental standards integrated into existing ISO 14001 systems.

Hydrocarbons are the principal hazardous waste streams at our operations. We aim to minimise waste sent to landfill by sending these waste streams to accredited institutions, such as the Recycling Oil Saves the Environment (ROSE) Foundation, for repurposing while the remaining hydrocarbon waste is sent to appropriate landfill sites.

In regards to effluent management; initiative are in place to reduce, reuse and recycle our effluent from our operation. Mechanisms have similarly in place to monitor and measure effluent and effluent management in effort to prevent pollution or otherwise minimise, mitigate and remediate harmful effects of this exposure. Reporting on effluent issues is being done as required.

Hazardous waste by type
	FY22	FY21	FY20	FY19	FY18
Oils and grease waste generated
Grease (t)	524	552	424	506	426
Lubricating and hydraulic oil (Ml)	3.0	3.0	2.5	3.2	2.7
Hydrocarbons recycled (000l)	698	527	813	978	n/a
Hazardous waste generated
Tailings (Mt)	52	47	24	24	21
Hazardous waste to landfill (t)	803	524	250	399	344

As we actively promote recycling of our waste streams, we have initiated a reclamation programme that harvests underground equipment and infrastructure, which is sent to the salvage yard and repurposed for potential consumption by other operations. In keeping with our transformation objectives, this initiative has helped develop and promote local entrepreneurs in the core mining sector.

Non-hazardous waste generated and recycled (tonnes)
(000t)	FY22	FY21[1]	FY20	FY19[2]	FY18
Timber	2 727	3 121	1 868	2 377	1 085
Steel	8 889	8 739	5 863	7 765	5 699
Plastic	591	625	509	479	314
Total	12 207	12 485	8 240	10 621	7 098
1 Inclusion of Mponeng and related assets.
2 Increase reflects the inclusion of Moab Khotsong.

Our focus areas in FY23
We will continue to operate safely and responsibly, demonstrating a high degree of compliance and integrity in our tailings storage facilities, managing surface water levels, and reclaiming and recycling as planned.

In addition, we will continue to plan, build and operate our waste management assets at Hidden Valley in a manner that maintains rigorous governance, ongoing compliance and stakeholder support.

In South Africa, we are seeking growth opportunities to expand surface reclamation, rolling out the buttressing programme, building the Kareerand surface dam extension and recommissioning in the Free State.

Air quality

We implement area-specific mitigation measures to reduce atmospheric emissions from our gold plants and tailings facilities.

Primary atmospheric emissions from our gold plants are sulphur oxides (SOx), nitrous oxides (NOx) and particulate matter as well as non-greenhouse gas emissions (dust fallout) from our operations (including tailings storage facilities). Preventing or managing air pollution is an essential facet of our environmental strategy and crucial in protecting our surrounding communities and environment.

GRI Standards	Related SDGs
Prepared in accordance with 3-3 and 305-7.

Our approach
We measure our primary atmospheric emissions in terms of atmospheric emissions licences for each plant.

Most of our gold plants meet the thresholds stipulated by government with occasional exceedances in particulate matter. We address these exceedances by purchasing higher-quality carbon from suppliers. With regard to GHG emissions risk management, Harmony identifies and monitors its GHG risks at company and asset level as part of a multi-disciplinary process. GHG risk management processes are similarly multi-dimensional to determine the best approach for mitigating these risks, including developing GHG reduction programmes.

In addition, we monitor and mitigate dust fallout from our operations (including tailings storage facilities), applying the American Standard for Testing and Materials Method (D1739) across the group. In South Africa, we also comply with the National Environmental Management: Air Quality Act national dust control regulations in our collection and analysis of dust fallout.

Monitoring often indicates other fugitive dust sources coupled with tailings facility fallout. When we find exceedances, we record these as non-compliance and take remedial measures where applicable. Other sources include algal growth in wet seasons as well as soil and other organics that may cause results to be recorded as contaminated samples.

Although our remote Hidden Valley operation in Papua New Guinea is far from sensitive receptors, we monitor atmospheric emissions as we do in South Africa where our operations comply with regulations governing air quality standards and dust control.

Our focus areas and performance in FY22
In FY22, Harmony was largely compliant except for sporadic and infrequent exceedances at Doornkop, Kalgold and our Free State operations. Where exceedances were attributed to our mining operations, dust management plans have been developed. At the Doornkop tailings facility, we installed wind breaks as the mitigation measure. At tailings facilities contributing to dust fallout, mitigation focuses on areas where sequential exceedances are prevalent. Over the next three years, we will continue to roll out mitigating measures, including installing barriers (artificial netting or trees), dust suppressants and vegetation through rehabilitation. The success of these measures depends on cooperation by communities in preventing vandalism of installed barriers.

An anomaly for nitrous oxides was registered at Mponeng in FY21. Maintenance at the plant has fixed the error to ensure emissions remain in an appropriate range. Mine Waste Solutions and Mponeng plants will require focused strategies to reduce atmospheric emissions for these emission elements.

In FY22/over the past five years:
•Particulate Matter (PM) Intensity: Our particulate matter intensity decreased due to improved management practices and understanding of the plant processes. Furthermore, sampling methodologies were refined at identified plants allowing for a truer representation of results.
•Sulphur Dioxide (SO2) Intensity: SO2 increased due to an increased amount of SO2 recorded at Harmony One Plant. Although an increase was recorded, it did not result in Harmony One Plant breaching regulated limits.
•The NOx intensity increased in FY21 as a result of Harmony’s acquisition of Mponeng shaft and Mine Waste Solutions retreatment plant. Since FY21, the NOx intensity has decreased through improved management practices and understanding the plant processes at Mponeng and Mine Waste Solutions.

All plants that have emissions, applied and received their respective Air Emissions Licences from Department of Forestry, Fisheries and Environmental Affairs. Conditions within these licences dictate whether plants are to sample on an annual basis or on a quarterly basis. There has been no uniform application by our regulators, that determine the frequency of samples for Harmony’s South African assets.

The monitoring campaign for those plants monitored annually have had their results allocated according to the financial year they fall within. If a plant is not monitored before the end of the financial year, then it is excluded from the from that financial year’s calculations. However, in the following financial reporting year, the emissions data and tonnes treated data will be included in the calculations for the previous financial year. Hence the FY21 calculations have been updated to reflect the data collected.

1  Not all sites were sampled in FY21 as some samples were taken later in calendar year 2021. None of the samples in calendar 2021 detected SO2.

Our focus areas in FY23
In South Africa, we will increase rehabilitation efforts by planting vegetation to mitigate dust and rehabilitate land to final closure standards.

Biodiversity and conservation

We conduct biodiversity impact assessments and progressive rehabilitation governed by policies on sustainable management of natural resources.

Our operations in South Africa and Papua New Guinea are in vulnerable ecosystems with various endangered and threatened species. Recognising that our mining activities affect the biodiversity and ecology of the surrounding environment, and that these impacts could span the life of mine and beyond, we implement appropriate management systems and processes to limit our footprint and mitigate and offset our impacts.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 304-1, 304-2, 304-3 and 304-4.

Our approach
In line with our goal of net positive gain on biodiversity in ecologically sensitive environments as stipulated in our biodiversity and rehabilitation statement, our approach focuses on protecting, restoring and promoting sustainable use of terrestrial ecosystems while halting and reversing land degradation. Sensitive and protected species and ecosystems are identified and mapped through our environmental impact assessments. Our approach includes:
•Developing and implementing Biodiversity management and action plans
•Undertaking Invasive alien plant eradication
•Identifying and implementing conservation programmes and offset opportunities.

We consider land degradation in our environmental risk matrix (page 15) as a significant contributor to climate change. Land degradation generally means poorer vegetation cover, which impairs the ability of plants to absorb carbon dioxide, increases the likelihood of soil erosion during rain and dust storms (particularly detrimental to high arable land) and impacts biodiversity.

Our focus areas and performance in FY22
We operate in compliance with the stringent conditions of our environmental authorisations.

South Africa
Implementation of our approach in South Africa is summarised below.

Biodiversity management and action plans	Invasive alien plant eradication	Conservation programme
•Policy and strategy in place
•Gap analysis
•Management and action plans to include:
–Sensitive habitats (such as riverine systems along the Vaal River)
–Wetland delineations
–Avoiding operating in World Heritage sites
•Participating in biodiversity disclosure projects (such as the Endangered Wildlife Trust).
	•Programmes developed and implemented at Kusasalethu, Kalgold and our Free State operations.	Biodiversity offsets and trade-offs	Land rehabilitation
•Develop one offset project in each region to ensure net zero impact •Investigate carbon trading.
•Continue demolition and rehabilitation programmes
•Land use function determined by land capability
•Re-vegetate areas with indigenous grasses or create alternative, economically viable end-use land post-closure.

Biodiversity management and action plans
Our long-life South African sites implement biodiversity management plans through their mine closure plans, environmental management plans or specific biodiversity action plans. Our biodiversity management plans are aligned with biodiversity disclosure projects implemented across our operations to ensure compliance. In addition, biodiversity offsets are planned per region.

In the North West province, our operations are in a critical biodiversity area with endangered, vulnerable ecosystems including endemic vegetation types such as the critically endangered Brachystelma canum and endangered Aloe braamvanwykii. Both plants are endemic to a province that has experienced agricultural expansion in recent decades, resulting in habitat loss. According to the IUCN Red List of Threatened Species, the only critically endangered fauna is the white-backed vulture (Gyps africanus).

Also in North West, Moab Khotsong is beside the Vaal River, the main tributary of South Africa’s largest river, the Orange River. The region has differing biodiversity criteria, including sandy and rocky grasslands as well as riverine and valley bottom wetlands.

Our Free State operations are in the Vaal-Vet sandy grassland and the western Free State clay grassland ecosystem. The Vaal-Vet vegetation is considered endangered as it is in a conserved area. No Red Data species are identified although the commonly known threatened sungazer or giant girdled lizard and near-threatened lesser flamingo are in these habitats.

In Gauteng, our operations are near urban areas and not in critically endangered, endangered or vulnerable biodiversity areas but we encounter near-threatened ecosystems or species.

Invasive alien plant eradication
We continue to minimise alien species' growth and infestation, aiming to eradicate these plants. Infested areas are mapped and divided into management units for prioritisation and appropriate planning. Since FY16, these efforts primarily focus on our Kusasalethu operation with some 5 000ha of the surface mining right area cleared of alien vegetation. Once an area is cleared, follow-up monitoring continues for a period.

Conservation programme and offset opportunities
To offset our impact in clearing vegetation for mining activities at our Kalgold operation, we planted another 200 indigenous trees within the mining boundary, including Combetrum erythrophyllum, Olea africana, Rhus lancea and Vachellia erioloba, in partnership with the local community.

In the Free State, we built a breeding site for the lesser flamingo, a near-threatened species commonly found in shallow eutrophic, open saline water bodies (salt pans, estuaries and lagoons). The site is on an island in a pan near Welkom.

Biodiversity management in Papua New Guinea
Home to the third-largest block of unbroken tropical forest and the largest tract of primary forest remaining in the Asia-Pacific region, Papua New Guinea supports over 5% of the world's plant and animal species. Some two-thirds of its flora and fauna are endemic. Hidden Valley in Morobe Province hosts a variety of habitats, and flora and fauna communities. The Huon Peninsula, forming most of the province, has moderate to high species richness with a variety of threatened mammal fauna. Of some 3.3 million hectares, two-thirds are forest, and lowland forests are heavily deforested or degraded.

Human activities have disturbed the area around Hidden Valley over a long period. The area is home to several species of mammals or birds protected under Papua New Guinea’s Fauna (Protection and Control) Act 1976, the Red List or the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES). Vulnerable or endangered fauna include two species of tree kangaroo (Dendrolagus dorianus and Dendrolagus goodfellowi), the long-snouted or giant echidna (Zaglossus bruijni), the rare nectar bat (Syconycteris hobbit) and the New Guinea harpy eagle (Harpyopsis novaeguineae).

Hidden Valley operations remain within a confined footprint without expansion to new undisturbed areas in FY22 and for many prior years.

At Wafi-Golpu, three ecological subdivisions assess the national conservation status of principal forest types in the area as part of baseline characterisation for the project:
•Floodplain forest vegetation is vulnerable as its extent reduced by more than 30% over the past 50 years due to ongoing commercial logging across Papua New Guinea
•Mixed hill forest (over an estimated 13.3 million hectares across Papua New Guinea) reduction is estimated to be less than 30% over the past 50 years and therefore not considered threatened
•Swamp forest is difficult to safely access for assessment as Papua New Guinea has not experienced broad-scale draining and clearing of swamps for agriculture.

We have recorded seven fauna species of conservation significance. One is classified as critically endangered, three as vulnerable, one as near-threatened and the rest as data-deficient. Two other near-threatened species, Doria's goshawk (Megatriorchis doriae) and forest bittern (Zonerodius heliosylus), are respectively likely or potentially located in the terrestrial ecology study area.

Project design for Wafi-Golpu includes extensive efforts to avoid potential biodiversity impacts, minimise those that cannot be avoided and consider restoration and offset opportunities. These will be explored further as the project advances beyond permitting stage.

Our focus areas in FY23
In the coming year, our focus will be on:
•Planning and designing the biodiversity and climate change offset programmes
•Accelerated rehabilitation and mine closure programmes.

Climate-related Financial Disclosures (TCFD) Report
Introduction

Harmony Gold Mining Company Limited (Harmony, the group or the company) is a leading global gold and copper company. Our embedded commitment to sustainable development drives integrated risk-based decision making, which creates shared value for all our stakeholders. We recognise the importance of our role in contributing towards the transition to a low-carbon economy, in the context of the mining and minerals industry. Responsible stewardship is our first strategic pillar, and decarbonisation principles are fundamental to our strategy, business processes and decision making. As testament to this, Harmony began decarbonising its operations in 2008. We pre-empted regulations and started our journey proactively.

Addressing climate change through our Decarbonisation Strategy is a cornerstone of Harmony’s overall Environmental Strategy, which will take operations to net-zero greenhouse gas (GHG) emissions by 2045.

Our journey to bolster our climate change policies and strategy began in 2021 following board approval of our Decarbonisation Strategy. We developed our net-zero emissions (net-zero) strategy as part of our commitments to the Paris Agreement and the developing global landscape. In January 2022 we submitted a science-based target (SBT) to the Science Based Targets Initiative (SBTi) for validation. We set a robust emission reduction target by joining the Business Ambition for 1.5°C campaign.

Harmony supports the climate-change commitments of our host countries, South Africa and Papua New Guinea. We also align with the South African Minerals Council of South Africa’s Climate Change Position Statement.

The first step of our net-zero strategy is to reduce GHG emissions through operational efficiency initiatives and, recently, our switch to renewable energy. The next step is to neutralize latent or final or residual or the tail emission reductions that are not feasibly achievable. Our approach is to use land under our control for carbon removals to achieve this neutralisation.

Part of the Harmony strategy is to re-engineer our portfolio through value-accretive acquisitions. Despite recent acquisitions the GHG intensity of our operations is decreasing, on a milling of ore basis. The acquisition of the Moab Khotsong and Mponeng operations in 2018 and 2020 respectively led to the GHG intensity of gold production to increase by approximately 14%. However, the implementation of our Decarbonisation Strategy will facilitate Harmony’s net-zero journey while Harmony pursues growth objectives.

Our net-zero journey has a strong pipeline for the deployment of small-scale and large-scale renewable energy projects. We took the strategic decision to invest in small-scale solar projects to expedite our renewable energy drive. These include rooftop solar projects at our offices and all our administrative buildings. To be resilient as a business and maintain our reputation, the low-carbon transition remains a key consideration in strategic decision making over the coming decades.

We initiated Phase 1 of our renewable energy programme in 2016, when we started with planning and design of the various aspects. We intend to reduce energy consumption from electricity procured through the national grid.

To date, we have obtained generation licences for 30MW installed capacity of renewable energy, for which we are in the build phase. This phase of the programme will achieve beneficial operation by the end of March 2023.

On the back of Phase I, Harmony secured a R1.5 billion (US$92 million) green loan for the renewable energy programme’s Phase II rollout. Phase II’s planned capacity is 137MW on key operational sites. The project is in the feasibility stage, with expected completion by December 2022. It is envisaged that Phase II will reach commercial operation by Q3/Q4 of FY24.

Incentives driving the renewable energy project include cost savings (purchasing less grid electricity), GHG emissions reduction (to meet the 2045 net-zero target) and positioning Harmony as a leader in the global race to decarbonisation.

We give due consideration to capital allocation projects that aid capital towards projects that aid in achieving decarbonisation and address climate change. Our re-engineered portfolio is well placed to transition the company to a low-carbon economy given its gold and copper reserves. The demand for copper and silver will increase as the rollout of global renewable energy and electric vehicles advances.

Governance

Our approach to the governance of our business and operations continued developing over the past year. Historically, we focused on low-cost gold production. However, over the past decade the energy intensity of production has played an important role. This shift in focus allowed us to achieve 28% reduction in GHG intensity (against ore treated) over the past six years. Our strategic focus informs our net-zero commitment and is developing towards zero-emission gold and growing our re-engineered portfolio, including copper and uranium.

The board of directors
is responsible for aligning our business strategy with our climate change objectives. The board recognises that achieving our target of net-zero GHG emissions by 2045 is mission-critical.

The board social and ethics committee has strategic oversight regarding climate change within the group. The committee is primarily guided by our overarching responsibility to mine responsibly. In developing our strategy, the committee is guided by relevant and developing environmental legislation, and our host countries’ international climate change commitments. Our strategy also considers internationally peer-reviewed science.

The chief executive officer (CEO) is responsible for strategy implementation. He takes ownership of Harmony’s climate change policy and strategy. The CEO leadership role includes being responsible for all day-to-day management decisions, and for implementing the group’s long and short-term plans.

The CEO is supported by the senior executive for sustainable development, who is responsible for the climate change policy and Environmental Strategy’s execution. South Africa and Papua New Guinea executives are responsible for this strategy’s engineering, operational delivery and project management.

Harmony has integrated the recommendations of the TCFD into the corporate reporting approach. Transparent reporting on our climate change strategies and actions informed our approach to repositioning our business as a climate resilient operation.

Risk management

Through an integrated approach to risk-based decision making, we continuously monitor our risks and opportunities. These include climate change risks, at a company and asset level, as part of a multi-disciplinary process.

Energy and climate change risk is reviewed considering our enterprise risks at audit and risk committee meetings. The committee’s role in the risk management processes is multi-dimensional. Our risk management in terms of climate change and energy aligns with ISO 14001, ISO 31000 and ISO 50000 standards, which enable the company to identify and manage risks appropriately.

The executive committee and the audit and risk committee meet quarterly to discuss emerging risks and changes in the importance and mitigation of risks. This risk management process reflects Harmony’s integrated approach to business and strategic developments.

The social and ethics committee addresses climate change risk. It has oversight of environmental, social, and sustainable development policies, practices, and performance. The investment committee reviews investments in energy efficiency and capital programmes.

We identified several climate-related risks to our operations. Key transitional risks include Harmony’s dependency on South Africa’s fossil fuel-based electricity grid, and potential carbon tax increases. The South African government plans to change the carbon tax legislation to make Eskom (South Africa’s national power utility) liable to pay carbon tax from January 2026 onwards. This will result in a pass-through cost on electricity from January 2026. We are assessing the potential impacts on our operating costs. We are engaging with government on this issue through the Minerals Council of South Africa.

Papua New Guinea faces a key transitional risk relating to the lack of investment in and unreliability of power generation and transmission infrastructure. This is underpinned by factors such as the base-case decision for the Wafi-Golpu project to self-generate using intermediate fuel oil. As the project requires stable power for underground safety, this necessitated method is emissions intensive. We will reconsider alternative power options for Wafi-Golpu in line with Harmony and Newcrest net-zero commitments. Grid capacity and reliability are major factors in selecting a power solution.

We continuously assess physical risks to our operations, supply chains and broader communities.

Harmony conducted a climate change scenario analysis in July 2020, informed by the TCFD recommendations. This enabled the group to plan for potential scenarios caused by climate change. Our approach to the scenario analysis comprised five steps to determine the financial impacts of climate change scenarios on Harmony’s business.

The scenario analysis showed that Harmony is well placed to transition to a low-carbon economy given its gold and copper reserves. Gold is typically seen as a hedge against geo-political uncertainty.

Figure 1: The five main steps applied in the climate change scenario analysis

The scenario analysis identified Harmony’s transitional and physical risks. These are presented in figure 2, which identifies climate change risk, intermediate drivers and the financial impact.

Figure 2: Climate change risks identified during the climate change scenario analysis

Harmony’s operations will likely experience climate variance, resulting in increased risks to water scarcity and intense periods of rainfall leading to floods. Some operations were affected by excessive rainfall in 2022, including:
•Kalgold, which resulted in production stoppages
• Kusasalethu, which caused the return-water dam to overflow, resulting in process water flowing into the local catchment
• Mine Waste Solutions repaired the return-water dam’s outlet pipe at the Kareerand tailings storage facility, causing overflow into the Vaal River.

The impact was considered low for all operations. Our response strategy to improve excessive rainfall management included constructing a stormwater dam at the cost of R96 million.

Climate resilience and adaptation are key matters for our host communities. In Papua New Guinea, the country’s Climate Change Management Act has a strong focus on building community resilience.

Strategy

Harmony’s climate change journey

Harmony has proactively positioned itself to address climate change since 2008. The company has taken significant strides in lowering its emissions and managing energy and water use across its operations. We took a decision to redirect capital towards projects that will progress our objectives of decarbonising and addressing climate change. While much progress was made through to the end of FY21, FY22 was a significant year in the evolution of Harmony’s policy and corporate commitments.

In October 2021, we updated our climate change and energy policy and our climate change policy and energy efficiency strategy. Achieving the objectives of the Paris Agreement necessitates physical changes to our environment and societal and economic mobilisation.

Harmony’s energy efficiency and climate change policy statement evolved in response to the transitional and physical risks and impacts of climate change. Our strategy aimed to give effect to the policy statement. The strategy focuses on the following key areas:

Our strategy outlines the background to the key performance indicators, which in turn set out the targets and their implementation at an operational level.

We achieve our policy statement and strategy through the following:

Upon review and in seeking to make continuous improvements against the backdrop of improving technology innovation, Harmony considered the following:

During January 2022, we completed our SBT submission, which is being validated by the SBTi. We secured a green loan of R1.5 billion to fund Phase II of our renewable energy programme, which is linked to our net-zero target of 2045.

Performance and targets

Harmony’s total GHG emissions for FY22 were 5.84 mtCO2e, with the largest portion of emissions attributed to Scope 2 (79%), as shown in figure 3 below. Scope 1 GHG emissions in the figure below relate to increased diesel consumption in back-up diesel generators due to load-shedding in South Africa. We received less than our targeted rates of grid electricity supply in Papua New Guinea on account of third-party generator outages, the impact of El Niño and the use of mobile diesel compressor at Hidden Valley.

Figure 3: Harmony’s total GHG emissions in FY22

In FY16, Harmony set two 10-year GHG emissions intensity targets, through to FY26 using an FY14 base year. The first target relates to tonnes CO2/tonne ore milled and the second to tonnes CO2/kg of gold produced.

As of FY22, Harmony has now also introduced our net zero by 2045 target, which involves net reduction of total emissions by 206ktCO2e/year, against an FY21 base year.

Figure 4: Harmony’s GHG emissions intensity for FY22

Figure 5: Harmony’s GHG emissions intensity percentage change from the FY14 baseline

Progress on our 10-year target to date includes a 39% decrease in emissions intensity per tonne of ore milled against an FY14 baseline. This decrease was largely due to our energy efficiency programme and portfolio rebalancing to focus on fewer energy-intensive resources.

The decrease from 12% below baseline in FY20 was partly due to acquiring Mine Waste Solutions. This operation processes surface materials with low-energy consumption.
FY22 saw an increase to 39% below baseline from 42% below baseline in FY21 owing to the integration of new operations, Mponeng mine and related assets, into Harmony’s portfolio from October 2020. Scope 1 and Scope 2 emissions of these assets accounted for 23% of Harmony’s total emissions in FY21.

In FY22 our GHG emission intensity per tonne of gold produced increased by 33% against an FY14 baseline. The initiatives above resulted in a reduction of 13% below the baseline in FY19. Mponeng was a recent acquisition and we feel confident that in aligning the operation to the Harmony way, we will realise opportunities to further improve our efficiencies. The intensity increased to above the baseline in FY22 partly due to Mponeng’s high energy consumption, and the low grade of the surface materials processed by Mine Waste Solutions.

Noting that our previous targets period was coming to an end in FY22, we have revised our targets with a baseline of FY23 running up to FY27 including:
•25% renewable energy implemented
•Reduce absolute Harmony group emissions down to 3.9 million tonnes of CO2
•10% reduction in potable water consumption
•10% reduction in water intensity (kl/tonnes treated)
•Recycle 50% of Harmony’s water consumption.

Energy efficiency

In South Africa, Eskom is Harmony’s electricity provider, which mainly relies on coal-fired power stations.

We implemented and maintained multiple energy optimisation projects across 68 operational systems in FY22, which resulted in an estimated energy cost saving of R365 million of which R22 million is savings from FY22. These systems include compressed air, refrigeration, water reticulation and ventilation. The company-wide integration and resilience of our previous Energy Efficiency and Climate Change Strategy (2010) is a testament to our efforts to reduce energy use and GHG emission. Under our updated policy and strategy, we plan to implement various energy efficiency capital projects that aim to increase energy savings.

Our energy efficiency initiatives focus on mine cooling, compressed air, water management and ventilation. These initiatives saved R365 million for FY22, of which R22 million originated from new projects (the difference reflects ongoing savings from earlier projects). To date, we have implemented over 200 energy efficiency initiatives at our operations, with cumulative savings of around R1.35 billion. The energy efficiency programme approach considers the following:
•Energy management teams at South Africa operations
•Infrastructure to enable energy metering and management
•Baseline electricity consumption at all operations
•Exploration, identification and investigation of optimisation opportunities
•Implementation of optimisation strategies and capital projects
•Maintenance of implemented initiatives
•Reporting and management controls
•Awareness programmes to encourage energy conservation.

Hydro-power supply in Papua New Guinea
In Papua New Guinea, most electricity is obtained from the country’s Ramu grid. The primary generator for the Ramu grid system is the Ramu hydro-power plant. Grid reliability is low, which led to the Hidden Valley operation utilising back-up diesel generators to address shortfall when grid supply targets were not met. This has been exacerbated by the El Niño droughts, which are anticipated.Papua New Guinea (PNG) has been suffering from drought and frost caused by the El Niño Southern Oscillation (ENSO) phenomenon since mid-2015.

The Hidden Valley operation is proximal to the 9.4MW Upper Bauine hydro-power station, owned by PNG Forest Products Hydro, an independent power producer that supplies the Ramu grid.

In FY22, grid-operator PNG Power, PNG Forest Products Hydro and Harmony’s Hidden Valley operation made good progress with commissioning and testing the “Bauine Switch”, which will allow the Hidden Valley operation to be isolated from the Ramu grid and receive power from the Upper Bauine hydro-power station. Although limited to 9MW (similar to the percentage received from the grid), supply is expected to be more stable and reliable. Parties anticipate the implementation of this agreement in FY23.

PNG Forestry Products Hydro is constructing the 11.4MW Baime hydro-power station and targeting the station’s commissioning by February 2023, which may present further opportunities.

Diversification of energy portfolio mix in South Africa

Harmony is working toward diversifying the energy portfolio mix through small-scale and large-scale projects. We decided to invest in small-scale solar projects to expedite our renewable energy drive. Projects include rooftop solar projects at our offices and administrative buildings across Harmony’s footprint. In July 2022 the threshold for exemption from license requirements for self-generation projects was removed. This provides an opportunity for Harmony to reduce our GHG emissions and pursue renewable energy more aggressively in South Africa.

Our solar photovoltaic (PV) energy initiative is planned in three phases. The first two phases are underway, for 30MW and 137MW of installed capacity respectively. Off the back of Phase I of the renewable energy programme, Harmony secured a R1.5 billion green loan for Phase II rollout. Phase II is currently in the feasibility stage. The feasibility study phase’s completion is planned for December 2022. Phase II is planned to reach commercial operation by Q3/Q4 2024.

Harmony is exploring options for liquefied natural gas (LNG) or synthesis gas. Although not renewable, we are considering LNG in the mix to lower emissions intensity of our power requirements relative to the predominantly coal-fired South African electricity grid. Table 1 highlights our planned energy diversification pipeline for South Africa, which emphasises renewables and will support our decarbonisation targets.

Energy diversification rollout plan

Parameter	Phase 1 PV	Phase 2 PV1	Phase 3 PV	Wind wheeling	LNG
Size of plant (MW)	30	137	56	100	60
Energy generated per year (GWh)	75	343	139	250	525
Full production year	FY23	FY24	FY25	FY24	FY25
[1] Additional 20MW for Phase II pending the Doornkop site identification.

Table 1: Harmony planned energy diversification pipeline (South African operations)

Figure 6: Low-carbon energy generated
Grid decarbonisation
Harmony’s emissions mostly comprise Scope 2 emissions, relating to energy purchased from the grid. Scope 2 emissions in our South African operations depend on the grid emission factor. South Africa intends to decarbonise its grid, which will reduce our Scope 2 emissions. The reduction in national grid emissions in the integrated resource plan is primarily due to the retirement of coal-fired power plants. Most of these plants are forecast to be decommissioned by 2042, and only Medupi and Kusile are expected to be operational.

Our net-zero target
In January 2022, we submitted our net-zero target to SBTi for validation. Our target is to decrease Harmony’s total emissions by 206ktCO2e annually. This is based on the annual reduction of 4.2% of the base year amount. This is based on the SBTi requirements for a net-zero target aligned with Business Ambition for 1.5°C. This results in the following interim emission targets:
•2026 – 3.9MtCO2e
•2031 – 2.8MtCO2e
•2036 – 1.8MtCO2e.

If the same rate of emission reductions continues beyond 2036, Harmony can achieve net zero in 2045.

Based on emissions forecasts, Harmony is projected to meet the 2026, 2031 and 2036 targets, provided South Africa’s grid decarbonises as projected in the integrated resource plan and Harmony implements its planned initiatives. Beyond 2040, a range of challenges will need to be addressed, including consideration of further mitigation outside our value chain to reach net zero. These could include enhancing carbon sinks or carbon sequestration.

Our emissions forecast factors in the Wafi-Golpu project, which is a key driver of emissions beyond 2040. This project has not yet received a special mining lease from the Papua New Guinea Government, nor has development been board approved by its joint venture participants. The Wafi-Golpu project feasibility study was prepared in 2018, and assumes self-generated, fossil-fuel-based power solutions. Prior to any board approval of this project, we will actively investigate options to reduce emissions to align to and support our 2045 net-zero target.
Figure 7: Total annual energy supply for Harmony operations

Water
Reliable water supply is critical for developing our assets, the mining process and realising our growth prospects. We have a thorough understanding of water management and water risks across the operational spectrum. We integrated the management of water security and water-related risks into our long-term business objectives, our business strategy and our financial planning. Harmony’s commitment to responsibly managing water usage is driven from an executive level and has evolved from a strategy into practical and relevant actions across the group.

Harmony’s water strategy sets out objectives related to water conservation, efficient water use, and the necessities surrounding water supply in the context of its host communities, including:
•Integrating water management and efficiencies
•Acknowledging water-related risks regarding climate change
•Planning for water management at mine closure
•Recognising water as a critical resource for local communities.

Harmony has the opportunity to reduce its operating costs and alleviate water availability pressures experienced by our host communities through reusing and recycling its water. Harmony’s water strategy supports the shift towards self-generation and zero discharge of water where it is practical to do so, to encourage the group’s water conservation and demand management objectives. Harmony prioritises the conservation of potable water, especially considering the potential worsening drought conditions in the regions in which we operate. Self-generating water will ensure we offset our consumption and allow this to be fed back into host communities.

The figure below shows our progress against our water targets, which ran up to FY22. On a non-normalised basis, potable water consumption increased considerably in FY21 and FY22, driven by the acquisition of Mponeng and related assets.

Figure 8: Progress against our water targets

Harmony adopted a group-wide campaign to reuse process water and reduce our dependency on potable water from water utilities. In support of this, we set long-term targets to reduce potable water consumption by 10% and increase water recycled by 50% by FY27. To achieve these targets, Harmony implemented various water conservation initiatives.

Harmony’s three water treatment plants in South Africa assist in securing water supply to our operations, while reducing water consumption and assisting with water conservation initiatives. The water treatment plants save Harmony R5.6 million in operating cost per year.

Further to our water treatment plants, Harmony continues to pump water out of our Margaret and Covalent shafts, some of which is used in treatment processes, with the remaining being discharged. This surplus water could provide Harmony with water resources to adapt to future water-stressed conditions. With the physical impacts of climate change posing potential threats to water security in South Africa, water from Covalent and Margaret water became strategic assets for community upliftment and operational growth and development.

In 2018, the Wafi-Golpu joint venture initiated a water, sanitation and hygiene (WaSH) programme to target 19 projects in the proposed special mining lease (SML) and Demakwa access road area, which is home to over 5 000 persons. Projects aim to improve sanitation and support communities’ water security. Five projects were completed prior to the Covid-19 pandemic. In FY22 the WaSH programme resumed and we completed two projects in Zimake and Levilivan (Fly Camp) village, benefiting around 350 village residents. The remaining 10 projects are being scoped, and we hope to complete these during FY23 and FY24.

Strategic direction
Harmony is committed to achieving net zero by 2045 including via interim SBTs that are in line with SBTi Business Ambition for 1.5°C. We look forward to the validation of our submission to the SBTi.

FY22 was a significant year in the evolution of Harmony’s policy and corporate commitments. The revision of our Energy Efficiency and Climate Change Policy in 2022, and the accompanying body of work, underpinned our net zero by 2045 commitment and established our new corporate targets. The company made tangible strides to and investment in new renewable energy projects. We participate in business and mining industry initiatives that support decarbonisation. In the community development space, we embarked on initiatives to support our host communities’ climate resilience.

Outlook
We will continue on our strategic path, and we look forward to the challenges ahead. Our commitment to reporting against the TCFD remains a priority.

Harmony’s various strategies will enable meaningful change, and we are confident in our ability to meet our targets. Our commitment to net zero drives our ambitions and enables the transition to a low-carbon economy. Our progress to date and commitment to strategic decision making ensure that we are well placed to continue on our journey.

Social
Principal social imperatives

Creating a safe working environment to prevent loss of life	Human rights are articulated in our human resource policies, charters and contracts of engagement	Risk management innovation: development of a systematic model to embed safety risk management and promote safe behaviours at our operations	Meaningful and sustainable socio-economic development to build resilient communities	R34.8 billion (US$2.2 billion) total economic value distributed to employees, investors, suppliers, communities and government stakeholders

Capitals affected Directly Human capital Social and relationship capital Indirectly Financial capital Intellectual capital Manufactured capital	➢	Stakeholders affected •Employees and unions •Communities, traditional leaders and NGOs •Governments and regulators •Suppliers.	➢	Link to strategy Responsible stewardship Operational excellence

Related risks
•Loss of life/safety
•Not achieving operational plans at our critical operations
•Illegal mining, attacks on plants, theft and legalisation of artisanal mining
•Retaining key skills and experience
•Regulatory changes.
➢
Related opportunities
•Mponeng deepening project
•Drive Wafi-Golpu up the value curve
•Productivity improvement projects
•Exploring value-accretive merger and acquisition opportunities
•Unlocking the full potential of our surface source ounces
•Exploring alternative sources of energy to reduce electricity costs to less than 15% of our production costs and reduce the effect of load curtailment
•Enhancing our ESG commitments by including sustainability metrics in our funding agreements.

Governance and management

Safety and health
The board's technical committee approves and monitors compliance with our safety and health policy and legislation although there is oversight by the social and ethics committee as safety and health relates to sustainability and ESG criteria. Our CEO regularly reports safety incidents and achievements to the technical committee and board. At every board meeting, the technical committee chairman provides feedback on safety performance. Management also considers safety a key performance indicator (KPI) in determining remuneration.

In South Africa, our regional COO reports on safety to the group executive committee weekly and quarterly, and quarterly to the technical committee. Demonstrating our inclusive approach, representatives of management, unions, Minerals Council South Africa and government participate in structures emphasising safety and how to eliminate loss of life. Harmony also contributes to external safety initiatives and leading best practice through the Mining Industry Occupational Safety and Health (MOSH) community-of-practice adoption process.

For each aspect of occupational safety and health, nominated champions attend industry meetings and disseminate information to operations. Safety and health committees ensure employees are involved in safety management. In FY22, we had 76 (FY21: 77) full-time safety and health representatives at operations.

In Papua New Guinea, safety managers report at least monthly to the South-east Asia executive committee. Through our regional CEO, this committee reports weekly to Harmony’s group executive team and quarterly to the technical committee. In addition, an independent clinical team, executive general managers and business unit managers attend Covid-19 meetings.

Human resources and community engagement
Aligned with the guidelines of the International Labour Organization, our employment policies and practices comply with labour legislation in South Africa and Papua New Guinea. Recruitment initiatives focus on local communities in both countries. We regularly review related procedures and policies, including remuneration and incentive schemes.

Reporting to the social and ethics committee of the board, our human resources function and community engagement managers closely monitor human rights performance at operations.

The social and ethics committee oversees socio-economic development, corporate social responsibility and public safety policy and strategies. Our management team and executive responsible for sustainable development implement policies. Guidelines and standards informing site-specific management systems, aligned with our sustainable development framework, support discipline-specific policies.

Social investment governance is formalised with a local economic development strategy, supported by operating procedure and a strategy for investing in mine community development, to ensure processes and systems are entrenched in Harmony. We thus roll out projects responsibly, successfully and sustainably.

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Related SDGs

•We implement broad-based agriculture and viable commercial agricultural ventures to promote food security, sustain livelihoods and contribute to alternative sustainable post-mining economic activities.

•Our employees’ health and wellness are important for full, productive lives
•We focus on employees’ comprehensive wellbeing including occupational health and chronic diseases such as TB and HIV/Aids among other lifestyle-related conditions
•We embedded our proactive safety and health approach during the Covid-19 pandemic.

•Education is a key aspect of our strategy:
–We support primary schools in Papua New Guinea
–In secondary schools, we promote mathematics, science and technology
–In tertiary institutions and communities, we develop entrepreneurial and portable skills, especially in information and communication technology, focusing on mining-related fields (engineering, surveying and environmental science, among others) in Papua New Guinea.

•Gender equality is an essential aspect of our human resources policy
•We have gender diversity targets in South Africa and actively increase the number of women employed at every level, focusing on women in mining in both countries.

•As a responsible employer, providing decent work includes safeguarding employees, ensuring workplaces are safe and preventing harm so that they return home safe every day
•Employees have the right to refuse to work in a workplace considered unsafe
•Training and other support encourage safe behaviour.

•Promoting preferential local procurement as well as enterprise and supplier development uplifts and economically sustains communities
•Infrastructure projects (roads, water and sanitation) enhance community resilience and functionality.

GRI Standards
We list the relevant GRI Standards in each section of this chapter and will include the GRI Sector Standards for Mining when published.

Related material themes and material matters

Material themes
Employee health and safety
•Ensuring employee safety •Protecting employee health and wellbeing.
Supporting our people
•Maintaining sound labour relations •Driving equity, inclusion and diversity •Instilling an enabling culture and empowered workforce.
Partnering for thriving, sustainable communities and our social licence to operate
•Engagement and partnership for sustainable communities •Supply chain transformation and preferential procurement.
Ethical and accountable leadership
•Fair and responsible remuneration.

Safety

Zero loss of life is a core value and therefore a non-negotiable imperative.

Our commitment to complex underground mining in South Africa requires the most stringent safety measures to offset the risks that accompany this complexity.

Applying the same principles in Papua New Guinea, our open-pit gold and silver Hidden Valley operation has an exemplary safety record.

Guiding principles	People management	Culture and attitude	Innovation

•Policies and practices aligned with the Mine Health and Safety Act in South Africa and the Mining (Safety) Act in Papua New Guinea
•Critical control management consistent with the International Council on Mining and Metals (ICMM) guidelines and principles
•Contributing to discourse and implementation of leading practices through the Mining Industry Occupational Safety and Health (MOSH) community-of-practice adoption process.

•Executive-driven strategic priorities and safety-focused key performance indicators (KPIs)
•Well trained, full-time safety and health stewards across operations
•Visible felt leadership and behavioural interventions
•Work stoppage when a workplace or action is considered unsafe
•Employees empowered to recognise positive and negative safety behaviour.

•Proactive risk assessment as a way of life
•“Learning from incidents” reviews
•Clear communication sharing strong, accessible safety messaging in local languages
•Bi-annual national safety days
•Implementing a company culture transformation model.

•Modernisation of safety systems and processes to deliver safety and hazard information before every shift
•Systems to monitor and manage mining-related seismicity with advice on short-term hazard assessments and long-term plans.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 403-1, 403-2, 403-4, 403-5, 403-6, 403-7, 403-8 and 403-9.

Related material matter

Ensuring employee safety

Our employees are our most important stakeholders and a vital capital resource. Ensuring their safety is a moral and business imperative. Safety is our foremost corporate value – no product is as important as our people who should return home safe and healthy every day.

Our approach
We are embedding safety in everything we do with internal and external stakeholders participating in our multifaceted and cooperative approach aimed at achieving our goal to reduce injuries and eliminate loss of life.

Our employees' safety is among the top strategic risks in our business. We therefore foster a proactive zero harm culture, encouraging employees to stop, assess and manage risks.

Risk management strategy
Our group-wide safety risk management strategy involves identifying, assessing and controlling harmful threats. It is based on real-time data, particularly leading indicators, to support proactive risk management initiatives and safe, profitable production. It also strives for more engaged and proactive behaviour.

We are encouraged by our leading indicators (more reliable indications of preventing harm than lagging indicators, which monitor past events), particularly safe declarations, golden control monitoring and learning from incidents. Automated systems and processes enable continuous assessment of workplace conditions and equipment to avoid risks on surface and underground, and effectively monitor safety-related initiatives at our operations.

We are rolling out this strategy to systematically embed risk management in our operational culture and employees’ behaviour.

Capacitation
In the second phase, from April 2018, we modernised systems, processes and information sharing to facilitate proactive management. Our mining teams therefore require information before entering a workplace so that crews are aware of hazards identified in previous shifts and can ensure the area is safe before entry.

Interventions
Since February 2021, we have been systematically entrenching the ICMM’s critical management plan in the third phase so that we are better equipped to identify significant unwanted events and related mitigating controls.

This phase, which we plan to complete by the end of January 2023, focuses mainly on ensuring appropriate processes are in place at each operation to embed a proactive approach to safety. It includes implementing golden control monitoring and improved responses to golden control failures.

Golden controls are the principal preventive safety measures in our operations such as hazard awareness campaigns, including training, with risk assessment methods such as the new engineering safe operating model (ESOM) that identifies potentially high-risk tasks.

Hierarchy of control

We have introduced a risk manager role to support operations in implementing this proactive approach to create a safety first culture in an environment that enables employees at all levels to live the company’s values and experience high levels of mutual trust, respect and hope. This will manifest in the belief that zero loss of life is possible with an empowered workforce.

Reinforcement
In calendar years 2021 to 2023, Harmony is focusing on the sustainability and integration of our Thibakotsi (Sesotho for “prevent harm”) initiative as a humanistic approach to transforming our company culture on a proactive journey to zero harm.

Harmony began the Thibakotsi journey in FY16 to empower employees and contractors to significantly reduce injuries and ultimately eliminate loss of life.

The culture transformation framework has three key company culture change drivers:
•How leaders show up, develop themselves and adopt a collaborative leadership style aligned to the company values
•How leaders empower, develop and engage with middle management and supervisors
•How leaders empower and engage with front line employees to ensure a bottom-up approach to culture change.

Our focus areas and performance in FY22
Our safety risk management strategy significantly increased our white flag (accident-free) days in FY22. Our lost-time injury frequency rate (LTIFR) in South Africa improved to 5.90 (FY21: 6.46) per million hours worked and our group LTIFR was 5.65 (FY21: 6.18) per million hours worked at year end.

Despite this progress, we tragically lost 13 (FY21: 11) colleagues at our South African operations while our Hidden Valley operation in Papua New Guinea had no loss of life for the fifth consecutive year.

Team training is crucial in this humanistic transformation process. Our Humanistic Transformation Charter includes Thibakotsi team training as a bottom-up culture change driver. Team training began at one operation in 2016 and was implemented at all operations by April 2021 by four service providers. A multi-disciplinary steering committee governs implementation. Emphasis is on learning from each other through a community of practice forum in which best practice, lessons learnt and feedback are shared. Training is followed by visits to crews when organisational effectiveness improvement officers assess behaviour in the workplace (such as absenteeism and implementation of S300). Training implementation is also monitored and reported monthly. Initially, we focused on management visibility and formalising feedback on issues raised by crews in training. We now analyse employee feedback and measure business impact.

Loss of life
Each loss of life is investigated in detail to ensure that no life was lost in vain and that we learned lessons now embedded in our strategy. In addition, we ramp up business improvement initiatives to identify feasible best practice mitigation measures.

	FY22	FY21	FY20	FY19	FY18
Number of loss of life
Group	13	11	6	11	13
South Africa	13	11	6	11	13
Papua New Guinea	—	—	—	—	—
Fatal injury frequency rate (per million hours worked)
Group	0.13	0.11	0.08	0.12	0.16
Lost-time injury frequency rate (per million hours worked)
Group	¹5.65	²6.18	²6.33	²6.16	²6.26
South Africa	5.90	6.46	6.69	6.48	6.67
Papua New Guinea	0.17	—	0.77	0.35	—
1 Assured by independent assurance providers in the current year.
2 Assured by independent auditors in prior years.

In memoriam			Cause
15 July 2021	Thembile Simon Mabala	Phakisa rock drill operator	Scraper winch accident
6 August 2021	Pule Jan Mokhatsi	Moab Khotsong stope team member	Gravity-related fall-of-ground
1 September 2021	Richard Mohapi	Mponeng rock drill operator	Seismic-related fall-of-ground
21 October 2021	Thobela Gwangxu	Kusasalethu winch operator	Seismic-related fall-of-ground
	Mbongeni Zulu	Kusasalethu stope team member
31 October 2021	Sicelo Tshovana	Doornkop artisan	Fall down shaft
10 December 2021	Andile Michael Mafilika	Kusasalethu stope team leader	Scraper winch accident
11 March 2022	Makoae Cosma Makhang	Doornkop tramming team leader	Rail-bound equipment accident
7 May 2022	Sifiso Siphamandla Gumede	Kusasalethu fitter and turner	Settler dam inundation
	Emmanuel Zolile Dhlamini	Kusasalethu engineering assistants
Joao Andre Nhanthumbo
Lemohang Lerato
6 June 2022	Linda Mgudzi	Kusasalethu development team member	Conveyance accident

Understanding causes of injury
In FY22, contributors to reportable injuries included slip-and-fall incidents, gravity-induced falls of ground, rolling rock and material handling. Each incident was investigated through a section 11(5) process to determine the causes and contributing factors. Lessons learned are an integral part of our learning from incidents (LFI) process.

Identifying leading indicators, using Harmony’s risk management strategy as a basis, enables front line employees to proactively address risks in the workplace, implement mitigating controls and decrease the probability of an incident, accident or injury.

The leading indicators are reported daily in the miner’s work note, which provides safety, occupational health and production-related information that informs crews about workplace risks.

South Africa
We reduced our fall-of-ground LTIFR in South Africa to 1.36 (FY21: 1.51) per million hours worked by increasing risk monitoring with golden controls and addressing inadequate control performance.

Our critical control monitoring tools included:
•Monthly pre-planning digitisation to ensure mine layout and design support ground conditions
•Analysing data on declaration of safe areas to identify improvement opportunities
•Weekly walkabouts to examine rock engineering and compliance with mining sequence and layout
•Strata control inspections to monitor potential changes in strata.

We addressed inadequate performance by focusing on repeated control deviations to either correct behaviour, the environment or the control.

Papua New Guinea

Hidden Valley maintains a world-class safety record without loss of life since 2015, equating to three million LoLFS as this open-pit operation has fewer risks than our underground operations in South Africa. In addition, the operation implements our safety risk management strategy with critical controls and has a proactive safety culture. Visible felt leadership and regular, focused safety training reinforce positive behaviour.

The operation is also highly mechanised so vehicle interaction is the most significant safety risk, followed by fatigue and uncontrolled release of energy (hydraulic and compressed) in workshops. Monitors on mining vehicles mitigate driver fatigue, prevent collisions, observe driver behaviour and track productivity.

At our Wafi-Golpu project, we similarly ensure proactive safety risk management with critical risk monitoring and visible felt leadership.

Radiation protection
Harmony has 17 certificates of registration (CoRs) from the National Nuclear Regulator (NNR)
The CoRs are managed by eight legally appointed radiation protection officers (RPOs) assisted by two permanently employed radiation protection monitors (RPMs). The RPOs and RPMs report to the group radiation manager.

The NNR requires the following from Harmony as a licence holder:
•Monitoring occupationally exposed employees (OEPs) for all pathways (radon, beta, gama and long-lived alpha) to ensure operations remain within legal dose limits included in our medical surveillance programme
•Monitoring and safeguarding the public visiting radiologically controlled areas
•Screening, sampling and monitoring of scrap waste and repairable items as well as effluent and gas discharges from our operations
•Safeguarding the public by analysing strategic water sampling points (surface and underground)
•Managing and reporting occurrences (surface water dams overflowing, spillages etc), transportation of radioactive materials as per NNR guidelines and decommissioning of redundant operations
•Reporting quarterly, bi-annually and annually on all of the above to the NNR.

No overexposure of OEPs was reported within the Harmony group in FY22.

In compliance with the radiation protection programme, the group conducts quarterly self-inspections, internal radiation audits, and NNR inspections and audits. In FY22, we achieved:
•Average self-inspection compliance: 99%
•Average internal audit compliance: 98%
•NNR compliance: 19 inspections and audits, and 11 non-conformances.

Our focus areas in FY23
We will continue our digitisation programme with ESOM, data integration to provide a holistic view of critical information for proactive decision making, and middle management engagements to support and sustain the Thibakotsi journey while investigating the feasibility of new technologies to improve controls.

A major focus area will be the S300 programme aimed at achieving an average of 300m2 of zero harm per in-stope team every month.

Health

We safeguard our employees’ health and wellbeing with accessible healthcare services.

Harmony is dedicated to employees’ health and wellness (occupational healthcare in the workplace) and non-occupational (lifestyle-related) healthcare so that every person can live a fulfilled and productive life.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-8, 403-9 and 403-10.

Related material matter

Protecting employee health and wellbeing

The health and wellbeing of employees are important for full, productive lives. A motivated, engaged and productive workforce enables Harmony to deliver on our business strategy and create sustained and shared value for our stakeholders. Our duty of care for employees extends beyond compliance to ensure safe and healthy workplaces, easy access to healthcare and occupational disease related compensation.

Our approach
Our pro-active, risk-based approach aims to ensure employees are fit for work, life and the physiological age appropriate for retirement. Our robust medical surveillance promotes active case finding, early detection and treatment of disease as integral aspects of our healthcare strategy, based on four pillars:
1.Education, awareness and promotion of good health
2.Disease prevention and risk management
3.Clinical intervention (treatment programmes)
4.Continuous risk profiling.

The intention is to have resilient employees who proactively drive their own health and wellbeing.

Strategic focus areas for 2022 to 2026

Valued leaders enabled to deliver value	Digitised and data-driven healthcare	High quality and standards	Resilient, fit-for-work and fit-for-life employees	Leaders in healthcare and wellness	Collaborative ways of work

Develop a health team with the right people, in the right places, who create and deliver value and are valued in the process.	Enable transformation of healthcare system, services and practices through investment in fourth industrial revolution technology and data-driven business intelligence.	Ensure high-quality healthcare practices within Harmony go beyond compliance.	Ensure a holistic and proactive approach to wellbeing for resilient employees who proactively drive their own health and wellbeing.	Lead the healthcare and wellness sector by adopting and advancing best practice while maintaining cost effectiveness.	Ensure a collaborative approach to achieving common goals through strategic and aligned internal and sustainable external partnerships.

In South Africa, medical scheme membership is compulsory for officials and management, and voluntary for category 4 to 8 employees who can use free comprehensive on-site healthcare services. We refer employees to external specialist service providers, and private hospitals for secondary and tertiary healthcare needs.

In Papua New Guinea, employees and contractors also have access to fully equipped medical centres at our operations.

An electronic integrated health management system provides a holistic view of an employee’s health status to on-mine medical professionals. The system eliminates inefficient and costly manual processing by incorporating occupational and primary healthcare, injuries on duty and chronic disease cases on the same platform, allowing clinicians to make timeous fitness decisions. It is the foundation of the digital transformation of our health strategy for 2022 to 2026.

In Papua New Guinea, online medical registers track employees’ progress from diagnosis to treatment of occupational and unrelated injuries and illnesses. Employees and contractors also receive primary healthcare and occupational health surveillance services in medical centres with full-time doctors and nurses. Privately owned companies supply medication, consumables and clinical advice.

Our focus areas and performance in FY22
Dedicated medical hubs at our operations care for employees' health needs – occupational (health and wellness in the workplace) and non-occupational (lifestyle-related diseases).

We continue to reduce costs at the newest medical hub in our portfolio, Mponeng, by insourcing health services aligned with Harmony’s health strategy. This intervention saved more than R60 million during the year by reducing overheads from R2 400 per person to R1 527, which is more than the budgeted R1 633. Optimisation of health programmes will continue in the coming financial year and we expect further cost reductions.

In FY22, we spent R1.1 billion (US$70.8 million) (FY21: R1 billion/US$65.3 million) on health initiatives across South Africa. Of that, R204 million (US$13.3 million) (FY21: R291.6 million/US$18.9 million) funded Covid-19 management in South Africa and R237.8 million (PGK55.0 million) (FY21: R290 million/PGK66.3 million) in Papua New Guinea.

In South Africa, a further R560 million (US$36.4 million) (FY21: R465 million/US$30.2 million) provided free health benefits for 27 707 employees and contractors. The main drivers were inflationary increases in medical goods and services, particularly personal protective equipment (PPE), and a higher hospitalisation rate due to Covid-19-related referrals. The full impact of pandemic-related health costs was evident in the review period. Having brought Mponeng operations medical hub into the portfolio resulted in a higher medical cost base.

Our on-site healthcare hubs conducted 66 862 (FY21: 68 651) medical examinations. The decrease is due to the electronic integrated health management system roll-out, and lifting of Covid-19 restrictions and screening requirements. Medical examinations at the Hidden Valley clinic in Papua New Guinea increased in the third and fourth waves of Covid-19, which also increased health-related absenteeism.

In South Africa, 9 823 (FY21: 9 793) employees participated in medical schemes in FY22. Harmony’s monthly subsidy of related costs was R27.2 million (US$1.8 million) (FY21: R25.7 million/US$1.7 million).

We spent R15.6 million (PGK3.6 million) (FY21: R12.68 million/PGK2.9 million) on healthcare in Papua New Guinea in FY22 when our in-house team successfully delivered Covid-19 services, and we replaced former doctors and nurses as well as a supplier of consumables affected by the pandemic.

At PNG medical centre 15 539 (FY21: 11 489) health examinations were conducted in FY22 – 29% (FY21: 31%) were random drug and alcohol tests.

Papua New Guinea: Healthcare expenditure (Rm)	FY22	FY21	FY20
Total excluding Covid-19	16	13	19
Covid-19-related management	238	290	Not reported

Papua New Guinea: Health statistics	FY22	FY21	FY20	FY19	FY18
Health examinations conducted	15 539	11 489	20 452	17 601	15 198
Employees treated for respiratory ailments	1 545	707	1 905	2 191	2 581

Occupational healthcare
Prevention and management of occupational diseases avoid serious health implications for employees, and financial liability and reputational damage to Harmony.

South Africa
Our key concerns are occupational lung diseases, particularly silicosis, noise-induced hearing loss (NIHL) and heat-related illness.

Silicosis
Silicosis is an occupational lung disease caused by inhaling free respirable crystalline silica dust over a long period. Given the severe risk presented by this disease, which can increase susceptibility to tuberculosis (TB), particularly among HIV/Aids patients, Harmony has an integrated silicosis, TB and HIV/Aids policy and programme for proactive prevention and management.

To eliminate silicosis in our South African operations, we aim for the local gold mining industry milestone: 95% of personal silica dust samples must be below 0.05mg/m3 by 2024. We set annual dust load reduction targets to achieve this goal – our FY22 target was 93% (FY21: 92%). Our milestone achievement in FY22 was 88.2% (FY21: 86.3%) with most metallurgical plants and a third of the mines above the aspirational target of 93%.

In FY22, we submitted 108 (FY21: 141) silicosis cases (20% former Harmony employees) to the Medical Bureau for Occupational Diseases for certification and possible compensation. A total of 184 (FY21: 54) silicosis and silico-TB cases were certified. In FY22, no new cases were noted among previously unexposed individuals who entered the mining industry since 2009. To date, there are two certified cases of silicosis among previously unexposed employees.

As silicosis is caused by inhaling silica dust over time, we aim to eliminate dust discharged during rock breaking at the source, in stoping, development and trackless mining. Engineering controls in our underground operations also minimise employees’ exposure to silica dust, based on Mining Industry Occupational Safety and Health (MOSH) leading practice

In FY22, we reduced dust at the following rates with sustainable engineering controls at our operations:
•Main tips – foggers (97.6%), covers (98%) and filters (96.1%)
•Main intake haulages – airway sprays (94.9%), spray cars (92.3%) and footwall treatment (78.5%)
•Stopes – winch covers (98.4%) and in-stope atomisers (99.1%)
•Continuous real-time monitors (95.7%).

Settling occupational lung disease claims
Tshiamiso (Setswana for “to make good” or “to correct”) describes our motivation to settle occupational lung disease claims
Harmony continues to assist government’s Ku-Riha project addressing challenges in administering occupational lung disease compensation through our ReConnect initiative.

With the mining industry’s support, Harmony ReConnect was the driving force in the development of a paperless compensation claims management system (CCMS) to help government’s Medical Bureau for Occupational Diseases and Compensation Commissioner for Occupational Diseases, as well as the Tshiamiso Trust, efficiently settle claims and pay unclaimed benefits. The CCMS reduced the average claim processing time from 500 to 90 days.

During FY22, the Compensation Commissioner for Occupational Diseases paid compensation of R5.5 million to 434 current Harmony employees and R36 million to 1 001 former employees. Another 616 current and 20 881 former employees lodged claims with the Tshiamiso Trust, which has already paid benefits of R221 million to 2 605 former Harmony employees.

We were involved in establishing the Tshiamiso Trust after the High Court approved the R5.2 billion settlement of the silicosis and TB class action suit between the Occupational Lung Disease Working Group – representing Harmony, Gold Fields, African Rainbow Minerals, Anglo American South Africa, AngloGold Ashanti and Sibanye-Stillwater – and lawyers for affected mine employees in 2019.

Noise management
We aim to eliminate NIHL by ensuring that no employee’s standard threshold shift exceeds 25dB from the baseline when averaged at 2 000Hz, 3 000Hz and 4 000Hz in one or both ears. The standard threshold shift, a sensitivity marker used to identify early deterioration in hearing, guides modification and enhancement of occupational noise controls to prevent progressive hearing loss.

Employees exposed to high noise levels, receive personalised hearing protection devices, which reduce noise levels by 25dB.

In FY22, there was an increase in employees compensated for NIHL – 106 (FY21: 71) cases were compensated. Moab Khotsong, Mponeng, Tshepong and Masimong recorded the most cases.

A notable achievement was adopting the tyre-deflation noise reduction simple leading practice. The MOSH adoption team trained each of our occupational hygienists and equipped them with the knowledge and resources to drive implementation of this practice at our South African operations.

Managing underground temperatures
For employees exposed to excessive heat in the workplace and ventilation in our operations manage temperatures exceeding normal working ranges. In addition, we provide heat tolerance testing, acclimatisation programmes, and adequate hydration and support.

In FY22, we conducted 17 868 (FY21: 15 364) heat tolerance tests and recorded 211 (FY21: 126) cases of heat-related illness. Mponeng, Moab Khotsong and Tshepong accounted for 70% of cases.

Tests are conducted with each mine’s risk assessments, allowing less risky occupations to use natural acclimatisation to minimise the threat, including alcohol testing to avoid dehydration. Environmental working conditions are also monitored continuously.

Radiation protection
Monitoring radiation levels and exposure at our South African operations
Our operations comply with the dose limits of 50 millisieverts a year and 100 millisieverts over five years. Controls ensure that elevated monitoring results are investigated and corrected.

Radiological clearances at decommissioned sites ensure future declassification of these areas.

Papua New Guinea
NIHL is a significant focus area at Hidden Valley as the open-pit operation uses large mining vehicles and earthmoving equipment. Our robust noise monitoring programme addresses this by ensuring employees constantly wear appropriate hearing protection devices.

In FY22, we contracted consultants (GCG) to conduct risk assessments of our NIHL, silicosis and hygiene monitoring programmes, although we did not record any cases.

Non-occupational healthcare
Using our electronic health management system, which enables follow-ups, Harmony’s integrated lifestyle programme addresses communicable diseases such as HIV/Aids, TB and Covid-19, and non-communicable lifestyle diseases, including increasing mental-health-related conditions.

In FY22, 2 494 (FY21: 2 006) employees participated in this programme.

`Note: If an employee has more than one chronic disease, this is counted against each condition.

South Africa
Non-communicable chronic lifestyle diseases, such as hypertension, heart disease and diabetes, remain significant challenges for our employees. At the same time, we manage challenging communicable lifestyle conditions such as HIV/Aids and TB.

The percentages of our employees diagnosed with these conditions are illustrated below.

HIV/Aids
The scourge of HIV/Aids in South Africa continues to impact our employees and their dependants despite progress in raising awareness and prevention as well as the availability of antiretroviral therapy (ART). Harmony is concerned that this disease, and opportunistic infections, including Covid-19, contribute negatively to absenteeism while reducing productivity and our skill set, which translates into heavier economic burdens.

Motivating employees to disclose their HIV status remains challenging, worsened by the stigma and confidentiality. We therefore focus on encouraging positive behaviour.

At our South African operations in FY22, 29% of our permanent workforce was HIV-positive with 9 595 (FY21: 9 328) in the HIV/Aids programme and receiving ART. The estimated national HIV prevalence rate for adults aged between 15 to 49 is 19.5%.

We continue to distribute Dolutegravir, as part of first-line treatment, which accelerated viral suppression conveniently and with fewer side effects for 78% (FY21: 78%) of employees in FY22. This drug supports South Africa’s achievement of the United Nations Programme on HIV/Aids (UNAids) 90-90-90 targets (refer to the table below). Harmony’s HIV/Aids programme is aligned with this global campaign. Four of our operations achieved the first target and six reached the second during the year.

Target 90%	South Africa: Harmony’s HIV status (%)
		FY22	FY21	FY20
	of people living with HIV will know their status	85	76	83
	of people with diagnosed HIV infection to receive sustained ART	89	86	85
	of people receiving ART to have viral suppression	78	78	71

To meet the UNAids 2030 targets to identify at least 95% of people living with HIV, initiate at least 95% living with HIV onto effective ART and ensure that at least 95% on treatment remain virologically suppressed, Harmony participated in World Aids Day on 1 December 2021 with build-up campaigns from 8 November across our operations. The theme was “Working together to end inequalities, Aids, TB and Covid-19”. The campaign ran concurrently with the Covid-19 vaccination programme. We thus raised awareness of the importance of vaccination and HIV status knowledge. During the campaign, 5 970 employees were offered voluntary counselling, and testing and screening for TB – 5 083 were tested for HIV, and 16 new positive cases were identified and began treatment. Five TB suspects were found negative. Another 458 community members were screened for TB and counselled for HIV.

Employees continue to receive pre-test counselling and voluntary testing through ongoing initiatives at our healthcare hubs. In FY22, 67 035 (FY21: 50 949) employees received voluntary counselling and testing, and 61 565 (FY21: 48 308) confirmed their status. We returned to pre-pandemic levels during the year.

Responding to Covid-19 and other virus outbreaks
Despite relaxing national Covid-19 regulations, we remain vigilant in our awareness and precautionary approach. This includes precautionary measures to prevent the spread of Covid-19, promoting education and awareness, and improving hygiene and infection control.

The significant reduction in the number of employees needing isolation or hospitalisation during the year validates the arguments for vaccination, which we provide at shafts in terms of best practice guidance from the WHO, National Institute for Communicable Diseases, South African Department of Health and Minerals Council South Africa. Our protocols are also informed by engagement with union representatives.

We encourage employees at our operations, including 85% who voluntarily received a double Covid-19 vaccination, to receive booster and influenza (flu) injections, particularly high-risk people.

Harmony’s seasonal flu vaccination programme began in April 2022 with permission from the Department of Health to administer Covid-19 vaccinations simultaneously. A total of 4 519 employees, 11% (FY21: 23%) of our South African workforce, received the flu vaccination. We attribute the decrease to employees’ reluctance to receive both vaccinations, although vulnerable employees received booster vaccinations and we achieved over 84% herd immunity by the final Covid-19 wave of the year.

Of 101 employees infected during the fifth wave of Covid, seven were admitted to hospital with moderate disease symptoms and recovered. There were no related deaths during this wave.

South Africa: Covid-19 management at 11 July 2022

Deaths (including contractors) 79	Active cases 1	Recovery rate 98%

Vaccinations 38 096 (84%)	First dose 87%	Second dose 84%

Booster 34%
Community members vaccinated in partnership with district health departments from 15 March 2022 (aligned to the provincial community mobilisation campaign with capacity to vaccinate 200 000 citizens over the coming 12 months)
West Rand: 2 952  Matlosana: 1 812

Since the beginning of May 2022, we are also monitoring the global rise in monkeypox infections, and we are prepared to respond to the disease, guided by the WHO, which recorded two confirmed cases in South Africa during the year.

Mental health
Emerging from Covid-19, we are actively addressing increased mental health and psychosocial wellbeing issues by raising employee awareness, empowering our stakeholders including managers, and providing easy access to psychosocial services. Our social workers reached employees in engagements related mainly to grief, adjustment disorder, stress and relationships during the year.

Harmony’s health and wellness team work closely with the South African National Council on Alcoholism and Drug Dependence (SANCA) Sanpark substance abuse clinic providing in-hospital and outpatient services and social worker training. We also offer on-site and telephonic or virtual psychosocial support to employees and their families through our partnership with Reality Wellness Group.

Papua New Guinea
TB and comorbid HIV/Aids receive the full attention of our medical team while Covid-19 continues to impact our planned activities as we replace infected employees who leave the site.

In addition, lifestyle diseases, such as hypertension and diabetes, are increasing in Papua New Guinea as more people adapt to unhealthy developed world habits and diets. These diseases are the main reasons for off-site referral for further checks as well as failed pre-employment medicals.

HIV/Aids and TB
Given the humid climate, upper respiratory tract infections and TB are our main medical concerns in Papua New Guinea. To effectively manage TB, we have digital X-ray, GeneXpert and other medical laboratory equipment to accurately diagnose this chronic disease as well as tropical diseases.

In FY22, we treated 1 545 (FY21: 707) employees for respiratory ailments. Emphasis on hygiene (regular hand washing, sanitising and wearing masks) to address Covid-19 helped decrease these and other infections.

At Hidden Valley, 332 (FY21: 323) employees voluntarily tested for HIV/Aids and received counselling. This 3% increase was due to incentives, such as free shirts, to encourage employees to ignore discrimination in testing for HIV and Covid-19.

Covid-19
Papua New Guinea has one of the lowest Covid-19 vaccination rates in the world. Most off-site families are not vaccinated or have only received the first dose.

We did not reach Harmony’s target to vaccinate 85% of mine employees in FY22. We vaccinated 40% of employees and continue to offer vaccinations to employees and contractors on site, although Covid-19 restrictions have lifted. Our clinic also provides booster shots and vulnerable employees are sent off site for active management.

Malaria
Although rampant in Papua New Guinea, malaria does not affect our Hidden Valley operation as it is located at a high altitude. Employees, contractors and communities in lower valleys, and at Wafi-Golpu, are at risk of contracting this disease.

In FY22, our malaria cases decreased by 25% to 306 (FY21: 406). We attribute this to Permethrin foggers and spraying rooms with alcohol to prevent the spread of Covid-19.

Our malaria management programmes for Wafi-Golpu communities include awareness and education campaigns, and distributing mosquito nets to households with young children.

Mental health
Increasing mental health issues are more challenging to assess as most patients do not disclose necessary information. Our on-site medical team addresses this issue with continuous health promotion activities, including a topic of the month and campaigns that encourage regular health checks. As exercise is among the recommended treatments for mental health conditions, we also have a gym and undercover sports facilities for employees at our Hidden Valley operation.

Managing health-related absenteeism
We address health-related absenteeism with early identification and management of chronic illness or debilitating diseases that may render employees medically incapacitated
Our At Work programme continues to identify employees with extended sick leave, monitoring their medical conditions and ensuring appropriate treatment and early return to work with health and productivity as goals.

In South Africa, Covid-19 was not a major contributing factor in the latter part of FY22. It was replaced mainly by respiratory, musculoskeletal and psychological conditions.

In Papua New Guinea, respiratory tract infections commonly caused health-related absenteeism in FY22 at the peak of the Covid-19 pandemic when the virus and cold night-time temperatures at our high altitude aggravated infections. Employees who did not improve within two days of treatment were transported to private hospitals.

Our focus areas in FY23
The group will include Covid-19 protocols in integrated health management as the norm while we continue early detection and treatment of TB-infected employees to minimise its spread (particularly considering the prevalence of Covid-19). In addition, we will invest in health digitisation opportunities that integrate individual risk profiles (personalised care using predictive analysis for safer production), human resource capacity (shift, fitness and productivity information), safety (injuries and hygiene data), occupational health (vision, hearing and physical assessments), disease management (laboratory, X-ray, hospital, primary healthcare and medical incapacity data), psychosocial (safety and health psychology), missing person locator (personal health and environment monitoring) and environmental (Covid-19 screening, physical activity and nutrition) factors.

In Papua New Guinea, we will improve clinical governance systems with Aspen Pharmacare to provide best practice on-site medical services. We will also develop a health and hygiene monitoring programme with standards recommended by consultants (GCG).

Caring for our employees

Employees are our most valuable asset in mining with purpose. Our employee relations are based on mutual respect and trust, reflecting our firm belief that each person is critical to our business strategy.

Duty of care
Our duty of care is our moral and legal obligation to ensure the safety and wellbeing of our people. This starts with our employees and extends to our communities, and aims to go beyond compliance in providing uplifting support and meeting the employment needs of the countries in which we operate.

Legislated targets
In South Africa, we go beyond compliance with the Mining Charter III in creating and maintaining an employee profile that addresses the country's needs. In Papua New Guinea, we are required to deliver local employment in a tiered approach and thus exceed our memorandum of agreement targets, which are evolving with increasing obligations to share the value we create on the people’s land we mine.

South Africa		Papua New Guinea
Human resources development (ring-fenced)	•5% (percentage of the leviable amount excluding mandatory skills development levy) –Mining Transformation and Development Agency: 2% –Essential skills development: 2% –South African historically black academic institutions: 1% (70% of the budget must be spent in South Africa – half of this budget on research and development at these institutions).	Tiers 1 and 2: Local landowners and impacted districts	40%
		Tiers 3 and 4: Morobe province and the rest of Papua New Guinea	57%
Employment equity
•Historically disadvantaged people (including black women, people with core and critical skills, and disabled people) representation in board and management
•Career progression plans aligned with social and labour plans (SLPs).
		Tier 5: Expatriates	Less than 3%
Housing and living conditions	•Decent housing, home ownership, integrated human settlements and measures to address demand •Affordable, equitable and sustainable healthcare services with proper nutrition.	Women	16%

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 401-1, 401-2, 401-3, 402-1, 404-1, 404-2, 404-3, 405-1, 405-2, 406-1 and 407-1.

Related material matters

Maintaining sound labour relations
Our South African deep-level gold mines are labour-intensive and unionised. As such, the company must be able to navigate the challenges of multi-stakeholder labour relations to reduce the risk of labour-related stoppages or strike action. We recognise the value organised labour brings to improving our business, our employees and contractors, and respect freedom of association.
Driving equity, inclusion and diversity
The company aims to redress historical imbalances, particularly at managerial levels, experienced by certain population groups and women. In the South African context, we believe our workforce must represent the diversity of South Africa so that we are and remain to be seen as a good corporate citizen, and ensure compliance with the Mining Charter’s employment equity targets. In Papua New Guinea, we focus on attracting and retaining locally recruited employees, particularly landowners and citizens, in alignment with the prime minister’s aim to increase employment of Papua New Guineans, particularly in the mining sector.
Instilling an enabling culture and empowered workforce
An unmotivated and ineffective workforce could translate to efficiency challenges and affect profitability. We strive to establish a high-performance culture by ensuring an organisational structure that is fit for purpose, and empower employees by equipping them with the necessary skills to deliver on our strategy.
Fair and responsible remuneration
Fair and responsible pay embodies our initiatives to enhance the lives of our employees by enabling them to improve their living conditions, and to have better access to social services, healthcare, education and training. Fair and responsible remuneration ensures we are able to attract and retain key talent.

Our approach
The tenets of our human relations approach include:
•Upholding the principle of fairness and enacting our employment equity policy through personalised development and training to empower individuals to contribute to the company and broader society
•Recognising and capitalising on the rich diversity of our people while ensuring local communities have preferential recruitment opportunities
•Generating benefits through our employee shareholder schemes in South Africa
•Where we are expanding our geographic footprint, ensuring we respect the customs, traditions and needs of local people
•Ensuring freedom of association for employees and recognising the value of organised labour in business improvement.

Employee safety and wellbeing are central to our approach to ensuring positive employee relations. For more information, see Safety and Health.

Our focus areas and performance in FY22

Key metrics	South Africa	Papua New Guinea
Total permanent workforce	35 989	1 555
Historically disadvantaged persons (HDPs)[1] (South Africa)/local (Papua New Guinea)
Total workforce (%)	73	97
Total management (%)	57	29
Female employees (%)	19	16
Employee remuneration
Wages and benefits (Rm)	16 144	829
Total training spend (R/US$)	657	4
1 Includes women.

Age profile
Our employee age profile is 57% (FY21: 58%) younger than 45 in South Africa and 74% (FY21: 70%) younger than 45 in Papua New Guinea. We attribute this to recruiting young people who graduate from our South African community training programme, launched in February 2018.

Workforce profile

	Permanent employees			Contractors			Employees from local communities (%)
Region	FY22	FY21	FY20	FY22	FY21	FY20	FY22	FY21	FY20
South Africa[1]	35 989	36 873	31 502	9 013	8 860	5 841	82	78	76
Papua New Guinea[2]	1 487	1 599	1 589	792	780	782	98	97	96
Harmony total	37 476	38 472	33 091	9 805	9 640	6 623
1 Includes South African underground and surface operations.
2 Excludes employees of the Wafi-Golpu joint venture.

South Africa
South Africa remains our largest labour sourcing area, contributing 29 472 (FY21: 29 950) people to the group’s workforce – 81.9%
South African nationals, and others from neighbouring countries, primarily Lesotho and Mozambique.

Papua New Guinea
The total number of employees in Papua New Guinea increased to 2 371 (FY21: 2 228) in FY22. Currently, 38.2% at Hidden Valley are local, drawn from host communities, and others are foreign nationals.

Employment equity and gender diversity
Harmony’s commitment to gender equality is internationally recognised with our third inclusion in the Bloomberg Gender-Equality Index, which tracks the performance of public companies committed to supporting gender equality through policy development, representation and transparency.

South Africa
Our efforts to create and maintain a workforce that represents the diversity of the South African population place us among exemplary corporate citizens in redressing historical imbalances, particularly at managerial levels, for specific groups and women.

To meet employment equity targets and improve gender diversity in our business, we accelerate the representation of HDPs in managerial positions. In FY22, HDP representation in management increased to 67% (FY21: 65%).

Mining Charter III: Employment equity performance by category at 30 June 2022	HDPs[1]			Female HDPs
Occupation category	Target %	Actual FY22	Actual FY21	Target %	Actual FY22	Actual FY21
Board	50	57	67	20	21	27
Executive management	50	55	47	20	25	24
Senior management	59	59	55	24	28	27
Middle management	59	57	54	24	27	25
Junior management	69	68	66	28	19	18
Core and critical skills	60	72	71	n/a	n/a	n/a
Persons with disabilities	1.5	0.14	0.3	n/a	n/a	n/a
1 HDPs include women, and exclude white males and foreign nationals.

While exceeding HDP managerial targets, we have not yet achieved our gender diversity objectives at junior management level. By the end of FY22, 19%% (FY21: 16%) of our permanent employees, excluding contractors, were women.

In FY22, employees with disabilities accounted for 0.14% of our workforce versus the 1.5% target. The nature of our operations and the challenging work environments add complexity to achieving this target but it is a focus area of our transformation office.

Papua New Guinea
The proportion of female employees remained steady at 15% (FY21: 14%) in FY22. At management level, 11% are women. To accommodate more female employees, we provide additional, gender-specific accommodation, and run awareness campaigns to promote gender equality and combat gender-based violence.

We aim to employ equal numbers of men and women, encouraged by our progress in increasing the number of female truck operators despite entrenched patriarchy in Papua New Guinean culture. We see signs of incremental change and growing acceptance of female colleagues at Hidden Valley.

Skills development and training
Our skills development, training and talent management initiatives provide opportunities for employees to achieve their full potential. Individual development is a social and business imperative to address dire skills shortages, and the historical inequality in education and training of citizens.

Employee training and skills development programmes align with our strategic and operational needs – designed to enable employees to acquire the skills, resources and motivation needed to ensure optimum performance and productivity.

South Africa
In FY22, 93% (FY21: 94%) of our South African workforce attended training and skills development, totalling R657 million or US$30 million (FY21: R468 million/US$30 million). We attribute this increase in skills development spend to the impact of Covid-19 on initiatives in the previous financial year. This included South African-based research and development in exploration, mining, processing, technology efficiency, beneficiation and environmental conservation. A total of 96 (FY21: 83) employees in critical positions attended 170 training interventions in FY22.

Papua New Guinea
Historical underinvestment in Papua New Guinea's technical training facilities resulted in a shortage of adequate technical skills, particularly in the mining sector. Our workforce training initiatives therefore focus on providing the skills local recruits need for our Hidden Valley operation and career training to advance their skill sets.

Our training initiatives include career path and professional development, production, safety compliance, National Training Accreditation Council compliance, and computer software and supervisor skills.

In FY22, 23 260 (FY21: 14 596) employees attended online training and skills development at a cost of R4 million (US$0.26 million) (FY21: R20 million/US$1.3 million).

Our women empowerment initiatives include training female haul truck operators at Hidden Valley where 28% (FY21: 25%) of employees are women and 20% (FY21: 46%) of small haul truck operators are women.

Addressing employee over-indebtedness
Impact of the pandemic on remuneration
The pandemic has extraordinarily affected our society and economy in South Africa and Papua New Guinea. For the past 18 months, we have faced the challenge of sustaining our business in a severely disrupted environment but remained resolute about being transparent with employees, particularly on remuneration.

Since March 2020, organised labour has negotiated different pay arrangements in South Africa and agreed to by organised labour for the initial lockdown period. At all times, we endeavoured to balance the financial needs of our business with those of our employees.

South Africa
Financial over-indebtedness remains a burden for many employees in South Africa with impacts on mental health and productivity. Our financial literacy programme teaches our semi-skilled and skilled employees how to better manage their finances.

In FY22, 709 (FY21: 1 014) employees completed this programme. This brings the total to 25712 (FY21: 25 003) employees or 73%% (FY21: 68%) of the workforce receiving financial counselling since the programme's inception. Harmony spent around R3.2 million (FY21: R3.5 million) on this programme in FY22.

Employees also benefit from our verification of new emolument attachment (garnishee) orders before payroll processing. In FY22, we assessed 33 (FY21: 225) orders and restructured 127 (FY21: 225) employees’ accounts, resulting in monthly instalment reductions of R415 326 (FY21: R211 728). This also helped facilitate R142 817 (FY21: R405 926) worth of prescribed debt write-off by creditors and removed negative listings from credit bureaus, totalling R206 666 (FY21: R102 220). It also improved employees’

credit ratings and allowed them to qualify for mortgages and vehicle finance. The total number of employees with garnishee orders declined to 928 (FY21: 1 386) in FY22.

Papua New Guinea
Freedom of association, labour disputes and strikes
Recognising the value of organised labour, our employees and contractors have the right to freedom of association.

We experienced a partial stoppage at Hidden Valley in December 2021 following removal of Covid-19 allowances and return to normal rosters without pre-site Covid-19 isolation and testing.

South Africa
We strive for honest and open communication with a policy framework formalising union recognition rights at each operation in South Africa. A multi-union environment promotes coexistence, inclusion and collaboration.

To mitigate the risk of labour disputes, we frequently engage with unions at mine and management levels in addition to direct engagement with employees. We proactively address employee and union queries through established structures and processes. We hold regional meetings with unions every quarter, encouraging proactive and robust engagement on specific issues. Our general managers and human resources leaders meet daily with full-time stewards who interact at union branch level and with shaft committees. Our regional managers meet regularly with regional union structures.

Harmony recognised five unions in FY22 (listed below).

Recognised unions (%)	FY22	FY21	FY20	FY19	FY18
NUM	53	52	58	58	59
AMCU	28	28	23	24	24
UASA	5	5	5	6	6
Solidarity	2	3	3	3	3
NUMSA	6	6	5	4	2
No union	6	6	6	5	6

Our current three-year wage agreement, in respect of wages and conditions of service, is for the period 1 July 2021 to 30 June 2024, signed by AMCU, the Coalition (NUM, UASA and Solidarity) and NUMSA. It allows for the following:
•Category 4 to 8 employees receive a wage increase of R1 000 for each year of the wage agreement, which translates to an average increase of 8.4% for these employees
•Miners, artisans and officials receive an increase of 6% of their basic wage for each year of the agreement
•The average wage increase negotiated is 7.8% in the first year, 7.4% in the second year and 7.0% in the third year
•98% of Harmony employees are part of the bargaining unit covered by this wage agreement.

In addition to the basic wage increases above, the parties agreed to the following benefits:
•To promote home ownership, a housing allowance of R2 750 in the first year, increasing incrementally every year to a maximum of R3 240 in the third year, for employees who choose to purchase a residence or have existing bond agreements
•Employees not eligible for the housing allowance can receive a living-out allowance of R2 500 in the first year, which will increase by R100 in the second and third years
•Several non-wage-related and process benefits, including maternity and paternal leave, medical incapacity and medical aid.

Papua New Guinea
Hidden Valley does not have union representation but we continuously engage with employees, contractors and government (national, provincial and local), landowners and regulators.

The employee representative committee oversees industrial relations and engages with employees about wage increases with a joint management forum.

Employee benefits
We have a range of employee benefits in South Africa.

Employee share ownership plan
We launched our third employee share ownership plan (ESOP), Sisonke (isiXhosa for “We are together”), in FY19. It applies to 30 700 non-managerial employees with 6.7 million ordinary shares issued to the Sisonke ESOP Trust and 225 participation units to each eligible employee. The units were converted into shares in FY22, and then sold and paid out to each beneficiary with dividends accumulated since allocation.

Based on Harmony’s fluctuating share price, payouts can vary significantly. In FY22, participating employees received R11 186 each.

Promoting home ownership
We promote home ownership through our housing and living conditions strategy. Employees can buy Harmony-owned properties at prices below market value. In FY22, employees purchased 367 (FY21: 118) company properties and registered 220 (FY21: 73) at the deeds office. Harmony also identified empty stands in proclaimed municipal areas. Of 278 (FY21: 558) empty stands, 66 (FY21: 27) were sold to employees and 212 (FY21: 140) awaited purchase applications. In addition, we participate in the pension-backed home loan scheme negotiated for the mining industry by the Minerals Council – 26 (FY21: 39) employees participated in the scheme in FY22.

Access to adequate housing as a universal human right
Managing Harmony’s portfolio of land and properties by reducing running costs and associated liabilities while improving stakeholders’ access to adequate, affordable housing and commercial properties
Supporting South Africa’s land redistribution, sustainable housing and socio-economic development policies, we sell our land and non-residential properties to black-owned companies at preferential rates. We also donate unused land to the South African government.

In addition, our employee home ownership scheme offers a once-off discount of up to 45%, refurbishment, recognition of long service, and a discount on voluntary termination or retrenchment.

Accommodation and living conditions
Adequate housing and decent living conditions is a constitutional right that upholds human dignity. The Mining Charter also requires mining right holders to improve housing and living conditions for employees, ensuring the accommodation is in line with the industry standard.

None of our employees resides in hostels as we have converted this accommodation into single rooms. In FY22, 8 057 (FY21: 8 547) employees and 33 (FY21: 19) contractors lived in Harmony accommodation while 6 214 (FY21: 6 022) resided in company-owned houses with their families. We paid R745 million (FY21: R669 million) as a living-out allowance to employees who chose alternative accommodation.

Human rights
We uphold the ILO principles with a highly unionised workforce (94.5%) participating in collective bargaining, and our employment policy and established practices prohibit any forms of indirect or direct compulsory, forced or child labour (we do not employ people under the age of 18 years).

In addition, we subscribe to the Minerals Council’s membership compact, a mandatory code of ethical business conduct with guiding principles, and we have policies to prevent sexual harassment and workplace bullying.

We will provide human rights training to security personnel, as enshrined in our code of conduct and human rights policy, from FY23.

Our focus areas in FY23
To ensure that we meet regional plans as it relates to housing.

In South Africa, we will establish a joint task team to evaluate future shift systems in terms of the wage agreement.

In Papua New Guinea, we continue to develop our human resources systems and capacity to ensure we deliver employee training and development together with productivity improvement programmes.

Empowering communities

We aim to contribute to the resilience and prosperity of our host communities now and into the future – supporting employees, local businesses, municipalities and other national socio-economic development goals through our programmes and local economic development initiatives.

In South Africa, social and labour plans (SLPs) are attached to our mining rights so that we implement legislated local economic development initiatives. In many instances, Harmony’s impact and investment exceed compliance.

In Papua New Guinea, many of our local economic development commitments are set out in our Hidden Valley memorandum of agreement (MoA) between government, landowners and Harmony. For the Wafi-Golpu project, which is in permitting stage, we support a range of voluntary local economic development initiatives, with particular focus on health and agribusiness.

With respect for human rights entrenched in our code of conduct, we acknowledge the constitutions of the countries where we operate and comply with legislation in those territories. In Papua New Guinea, this includes the rights of indigenous people.

GRI Standards	Related SDGs
Prepared in accordance with 3-3, 203-1, 203-2, 204-1, 411-1, 413-1, 413-2, 414-1 and 414-2.

Related material matters

Economically unsustainable, disengaged and discontent communities could challenge our licence to operate, cause disruptions and jeopardise production. As such, we recognise that partnering with communities, local municipalities, small businesses and various levels of government contributes to our sustainable development.
Supply chain transformation and preferential procurement
Strategic procurement facilitates job creation and entrepreneurial development. This supports the sustainable socio-economic development of the communities and the regions where we operate – pillars supporting and maintaining healthy and robust social capital. Positive social capital reinforces a thriving ecosystem in which our business and stakeholders can thrive.

Our approach
We strategically focus our socio-economic development endeavours to align to national imperatives of job creation and poverty alleviation. We promote and support community empowerment, sustainable development initiatives and community resilience.

Our approach aims to:
•Contribute to areas with the most meaningful impact: critical infrastructure, education and skills development, job creation and entrepreneurial development
•Enhance broad-based local and community economic empowerment and enterprise development initiatives
•Facilitate socio-economic development through SLPs in South Africa, the MoA in Papua New Guinea, and other corporate citizenship programmes
•Build relationships of trust through transparent dialogue and delivering on our commitments.

Harmony’s community development approach

Group

Delivering on our community development commitments	Preferential/local procurement	Enterprise and supplier development	Corporate citizenship

Ú	Ú	Ú	Ú
Keeping our commitments to community development as stipulated in mining agreements (SLPs in South Africa and MoA in Papua New Guinea).	Procurement spend that stimulates economic activity in local and host communities (including women and youth empowerment).	Promoting and developing local enterprises.	Supplementing other socio-economic activities and initiatives for positive impacts and outcomes.

South Africa
To varying degrees, national legislative requirements and needs communicated by host communities influence the implementation of our socio-economic development strategy. It is primarily dictated by compliance with regulation 42 of the Mineral and Petroleum Resources Development Act (MPRDA), which stipulates that a mining right is only granted if an SLP is submitted to the Department of Mineral Resources and Energy.

SLPs are five-year programmes intended to implement local economic development in terms of the Mining Charter, MPRDA and codes of good practice for the minerals industry.

Papua New Guinea
Community development initiatives are delivered through several channels in Papua New Guinea. The principal vehicle for our Hidden Valley operation is our MoA, which sets out a range of socio-economic development undertakings for each of the parties.
Hidden Valley	Wafi-Golpu
1. MoA
•Physical and social infrastructure undertaking
Harmony funds education, training, health (including alcohol, drug and HIV/Aids awareness), agriculture, water supply and identified sustainable development programmes and projects every year
•Royalty payments
Various parties receive royalty payments according to the percentage distribution set out in the MoA:
–Landowners and local governments
–Future Generations Trust
–Settlers Fund
•Employment and training plan undertaking
•Business development plan undertaking.
2. Hidden Valley Mine Trust
A benefit-sharing agreement established the Hidden Valley Mine Trust in return for the Hidden Valley landowners and provincial government forgoing equity interest in the mine as per an entitlement under the MoA. The trust receives quarterly fixed and variable payments for community-initiated and endorsed projects. Harmony is the trustee.
3. Primary and Secondary School Fees Programme
Contribution to school fees for Hidden Valley employees’ dependents.
4. Settlers Fund Project Facilitation
Project management of social projects as agreed by State authorities and funded by the Settlers Fund.
5. Donations
Harmony’s ad hoc assistance includes, for example, medical emergency transport and food for bereaved families and community events.

1. Community development programme
Harmony supports local economic development initiatives (agribusiness, health, education, water and sanitation).
2. Donations
Harmony’s ad hoc assistance includes, for example, emergency medical transportation, and food for bereaved families and community events.

At such time that a special mining lease is granted, an MoA for the Wafi-Golpu project, and workforce development, supply and procurement plans and related commitments will come into effect.

Our focus areas and performance in FY22
Total group spend on community development commitments, preferential/local procurement, enterprise development and corporate citizenship was R14.1 billion (FY21: R8.0 billion).

South Africa

Delivering on our community development commitments	Preferential/local procurement	Corporate citizenship – Going beyond compliance

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•Local economic development projects •Community human resource development initiatives.	Investment in companies which are greater than 25% black owned and that have a BBBEE Level of 4 and above.	Donations and Social trust investment to: •Education •Socio-economic advancement •Healthcare •Arts, culture, sports and recreation.
Spend: R93 million	Spend: R11.2 billion	Spend: R10.5 million

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Total spend: R11.3 billion

Papua New Guinea

Delivering on our community development commitments	Preferential/local procurement and enterprise and supplier development	Corporate citizenship

Ú	Ú	Ú
•Physical and social infrastructure undertaking •Royalty payments •Employment and training plan undertaking •Business development plan undertaking •Hidden Valley Mine Trust.	Localised procurement in Morobe Province and In country consistent with the terms of the MoA.	Activities and donations supporting our social licence to operate.
Spend: R453 million	Spend: R2 324 million	Spend: R1.5 million

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Total spend: R2.78 billion

We comply with laws, and go beyond compliance by establishing partnerships with our suppliers and government for meaningful social upliftment while creating and sharing value with our stakeholders. We thus collaborate in directing transformative funding to projects that address the real needs of communities.

South Africa
We are approaching the end of our third-generation (FY18 to FY23) SLPs with a total financial spend thus far of R433 million of which a total of R235 million was invested in socio-economic upliftment through our mine community development programmes. Following the acquisition of Mponeng its commitments are reflected in FY21 and FY22 mine community investments. We ought to have spent R309 million to date on mine community development but are running slightly off schedule but are intent on expediting implementation to meet our five year timeline.

The current SLP commitments will run to the end of December 2022, while mine community development runs until June 2023.

We are designing and developing fourth-generation SLPs, which involve public consultation to meet communities’ needs.

The diagram below summarises annual investment since FY19 and planned investment into the next financial year.

Total actual investment for third-generation SLPs
Our SLPs end on 31 December 2022 except for MCD, which will end on 30 June 2023.

Actual and planned annual investment in mine community development through third generation SLPs
1 Includes Mponeng from FY21.
2 Planned investment in FY22 and FY23 is expected to decline as several mines reach the end of their operating lives.
* Includes Mponeng.

Mine community development focus areas
The mine community development focused on the areas below, which we believe will lead to our communities' most significant and sustainable social upliftment.

Rationale for third-generation SLP focus areas	Expenditure in FY22
Agriculture
For our poorest communities, obtaining fresh, nutritious food is not always possible, particularly from a cost perspective. To help alleviate this hardship, the second pillar of our mine community development strategy focuses on promoting agricultural initiatives (broad-based livelihoods and commercial ventures). This improves access to life-giving food and the sale of excess produce generates income.
R18.2 million
Youth and small, medium and micro enterprise (SMME) development
We facilitate meaningful, lasting socio-economic development by empowering individuals and communities with the appropriate skills and resources. Upskilling youth and nurturing SMMEs is the priority of our mine community development plan. Initiatives range from incubation hubs, supporting youth and female entrepreneurs, to workshops and commercial spaces where these companies can trade.
R21 million
Infrastructure
Infrastructure development is essential to uplift communities while generating employment opportunities. We therefore focus on road infrastructure to enable movement of goods and people for economic benefit. Our road improvement projects in the Free State are connecting host communities with larger towns. At the same time, we pay attention to water management as this is a threatened resource in South Africa.
R21.4 million
Science, technology, engineering and maths
Investment in science, technology, engineering and maths to upskill the youth in our host communities so that they can be equiped with stem capabilities when they finish matric.
R5.7 million

Expenditure by province and focus areas
Our socio-economic development projects in over a five year period focused on water infrastructure development for municipalities to improve quality and secure supply, developing economic hubs for youth and advancing township economies. We also ran outreach programmes in our labour-sending areas (Lesotho and the Eastern Cape). This summarises our investment over the five years.

Socio-economic development expenditure	Agriculture	SMME and youth development	Infrastructure	Science, technology, engineering and maths

Ú	Ú	Ú	Ú	Ú
Free State R133 million	R8 million	R52 million	R65 million
Gauteng R56 million	R27 million	R24 million	R3 million	R5.7 million
North West R41 million	R20 million	R16 million	R4 million

Socio-economic closure planning
A key issue in planning for socio-economic development is mitigating the impact of mine closures on our communities, particularly in the Free State where several mines are nearing the end of their operating lives. Many of our initiatives consider establishing alternative economic activities and livelihoods that can be sustained post-mining. This includes stimulating SMME development and portable skills training to collectively empower employees and communities.

We also use our land rehabilitation strategy (refer to the Environmental management and stewardship section) to facilitate alternative economic development initiatives. Given the available land under our control, we support food security and poverty alleviation through agricultural and agri-processing initiatives.

Community engagement forums on SLP progress
We believe building trust and maintaining positive relationships with host communities, and other stakeholders, including the South African government is crucial. Our approach is inclusive through SLP update forums in communities where community members can engage directly with a company representative. Representatives of the municipalities, traditional authorities, communities and local business forums are also members of these structures, depending on the dynamics of each location.

These forums share information with communities on progress in project implementation, test their needs and expectations, and manage their perceptions of Harmony’s capacity. This positively impacts our community stakeholder engagements and helps to better understand mutual issues and concerns. Since the forums began, this proactive and open communication approach has decreased disruptions and reports of discontent in communities each year.

Papua New Guinea
Every year under our Hidden Valley MoA, Harmony funds a selection of physical and social infrastructure projects. In FY22, these ranged from road, district office and local airport improvements, through to agribusiness support and the distribution of solar lighting kits and biomass stoves to our landowner villages. Through the Hidden Valley Mine Trust, we also supported water supply, road and village facilities improvements and maintenance.

In terms of our Hidden Valley Memorandum of Agreement (MoA), the state of Papua New Guinea undertakes, under the Mining Act 1992 and in line with current sustainable development planning goals, to pay royalties from our operation to the provincial government (42% split 50:50 between the Morobe provincial and Bulolo district governments), affected communities (2.5%), mining lease landowners (39%), immediate impact local level government (14%) and others (2.5%).

Royalty distribution	%	Amount (US$ million)
Morobe provincial government	18.00	0.92
Bulolo district treasury	18.00	0.92
Mumeng LLG	3.00	0.15
Waria LLG	2.00	0.10
Buang LLG	1.00	0.05
Wau/Rural LLG	5.00	0.25
Watut LLG	5.00	0.25
Wau/Bulolo Urban LLG	4.00	0.20
Highway communities	0.50	0.03
River communities	0.50	0.03
Subsidiary landowner communities	1.50	0.08
Settlers Fund	2.00	0.10
Wafi Landowner Association	0.50	0.03
Nakuwi Landowner Association	2.00	0.10
Future Generations Trust	2.00	0.10
Hidden Valley landowners – Winima recipients	8.75	0.45
Hidden Valley landowners – Kuembu recipients	8.75	0.45
Hidden Valley landowners – Nauti recipients	17.50	0.89
Total	100.00	5.10

Preferential/local procurement
Strategic procurement and enterprise development facilitate the creation of sustainable businesses and entrepreneurs while reducing inequalities and supporting job creation for sustainable socio-economic development of communities and regions in which we operate.

Preferential procurement strategy

Approved by the board in 2019, this strategy is implemented with variations (colour-coded below) for each selected supplier.

We use our annual procurement plan to identify development and procurement opportunities for SMEs to participate through our enterprise and supplier (ESD) incubation programme. In addition, we use our extensive SME databases to identify and match SMEs to our supplier value chain and subcontracting opportunities.

Enablement ensures preferential procurement is embedded in procurement processes and procedures – tender committees ensure cost containment while promoting transformation, policy and procedures are implemented, and supplier audits are conducted to confirm Harmony is engaging with compliant, and not merely politically connected, suppliers.

Red flag (one to two-year contract)	Blue ocean (two to three-year contract)	Greenfield (three to five-year contract)	Brownfield (five-year contract)

•Increase black ownership of non-black generic entities •Fewer trusts and more technical black ownership.	•Partnerships with generic large entities •Skills transfer •Value chain integration •Subcontracting.	•Find black-owned qualifying small/exempt micro enterprises (QSE/EME) already in business •Combine QSE/EME to increase black ownership •Capacity and capability •Create new suppliers.	•Shift spend to local QSE/EME •Prioritise shifting to Harmony’s current black-owned suppliers.

•High risk •Few benefits •Should be voluntary •Status quo remains.	•Medium to high risk •Force long-term commitments •Target technical skills •Less financial impact on Harmony •Contract-dependent.	•Low to medium risk •Medium to high impact •High inclusive growth.	•Low risk •High impact on localisation •Increased sustainability.

Source: Harmony and Bayajula Services Analysis.

South Africa
Our preferential procurement as well as enterprise and supplier development strategy prioritise on transformation and spending in local and host communities by focusing on:
•Supporting existing non-compliant suppliers to meet the minimum black ownership targets as required by Mining Charter III or to shift procurement spend to compliant suppliers
•Enhancing Harmony’s current supply-chain model and ensuring preferential procurement is embedded in the sourcing process
•Promoting partnerships and joint ventures to encourage skills transfer and development of local partners
•Working with generic and original equipment manufacturers to invest in local enterprises, especially local manufacturing units
•Incubation that creates a pipeline of small and medium enterprises to take up procurement opportunities in core mining and engineering services, particularly women and youth.

Harmony supports the South African government’s imperative to facilitate sustainable socio-economic development and broader participation in the economy, mainly through procurement and enterprise and supplier development. Full compliance to the Mining Charter III targets is currently challenging for the mining industry largely due to dependency on multinationals and original equipment manufacturers as well as limited availability of registered and approved companies producing locally manufactured goods to the required standard.

In support of the Preferential Procurement and Enterprise and Supplier Development strategy an annual procurement plan is provided to identify procurement opportunities for SME participation. Harmony’s extensive SME databases identify and match companies to supply value chains and subcontracting opportunities. New tender committees were established to oversee the process of promoting and embedding inclusive procurement in accordance with the approved policy and procedures. Appropriate measures have been established to ensure that genuine transformation is achieved for host communities and previously disadvantaged groups.

While Covid-19 restrictions and challenges last year disrupted delivery against this strategy, good transformation progress was made in the review period. This includes, inter alia, shifting procurement spend from non-compliant suppliers. Harmony has encouraged large entities and multi-nationals to support SMEs by transferring skills and intellectual property, thereby creating new capabilities in the local communities.

The Preferential Procurement (PP) and Enterprise and Supplier Development (ESD) strategy is being implemented in four phases of which two have been completed. The first phase which was initiated in FY20 and comprised 68 suppliers achieved about 97% compliance to the mining charter requirements. The second phase, comprising of 85 suppliers achieved 84% compliance to the mining charter requirements. Currently phase three of the implementation is underway with a total of 130 suppliers and expected to be completed by the end of 2022.

The programme tracked the implementation impact on an annual basis focusing on the actual and forecast discretionary spend attributed to suppliers that are more than 25% + 1 and more than 50% + 1 black ownership (BO) as shown in the diagram below. By the end of FY21 the spend to suppliers that are more than 25% + 1 BO was 79% of the total discretionary spend and those with 50% + 1 BO the discretionary spend was 54%.

The focus is on ensuring new entrants to our supply chain, particularly black women and youth-owned enterprises, shifting spend, increase geographical reach and entering into longer-term contracts with compliant suppliers.

We have seen a 27% improvement in compliance since implementing this strategy and framework. The PP and ESD strategy also tracked annual spend impact on key categories as shown in the diagram below, for example 50% + 1 BO spend for the Mining Service category increased from 8% of the discretionary spend in 2018 to 50% in 2022.

Although there has been a year-on-year improvement for designated groups, this has been marginal for black women and youth-owned suppliers. Our emphasis in the next two years will be on women and youth-owned businesses. It remains the priority for our ESD programme. In FY22 the total discretionary spend was R14.27 billion of which 23% (FY21: 27%) was spent with black-owned SMMEs and 10% (FY21: 8%) with black women-owned enterprises.

Host community spend
Our preferential procurement strategy aims to accelerate the transformation of our business while facilitating meaningful transformation in our communities and the broader economy. We are morally and ethically obligated to build capacity and capability that supports livelihoods in our host communities. This secures our social licence to operate and develops our social and relationship capital.

We focus on creating opportunities in the supply chain for our host communities. In FY22, this translated into contracts for black-owned host community vendors with a combined value of R7.7 billion (FY21: R7.4 billion).

Supplier days
We facilitate supplier days through webinars and forums in our host communities. We use these engagements to introduce our preferential procurement strategy, and enterprise and supplier development framework, to local businesses. The sessions expose SMEs to procurement opportunities and tendering processes. This is also a platform to discuss partnerships, contracting opportunities and, most importantly, how women and youth-owned companies could participate.

Through this initiative, we spent R50 million (FY21: R170 million) on new black-owned and controlled (>51%) enterprises and R26 million (FY21: R38 million) on 45 (FY21: 41) new 100% black-owned SMEs.

Enterprise and supplier development
The enterprise and supplier development framework below supports our preferential procurement strategy.

Enterprise and supplier development framework

Entrepreneur incubation	Integration of local suppliers in Harmony’s supply chain	Funding with external partners and internal support	Partnerships with OEMs and local large companies	Access to market through Harmony’s procurement pipeline and beyond	Supplier development KPIs for tenders

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Enterprise development			Supplier development

Monitoring and evaluation are the foundation of this framework to ensure transformation gaps are identified and addressed.

South Africa
Our development framework focuses on two areas:
•Enterprise development: potential suppliers mainly drawn from local communities where we operate with incubation centres in key areas and satellite centres supporting other host communities.
–209 enterprises are incubated
–Over 122 enterprises are assisted with business development
–Over 187 enterprises are supported through funding and other business support initiatives
•Supplier development: procurement opportunities for enterprises graduating from incubation and other qualifying small and medium enterprises. We spent R33 million with small and medium enterprises that registered as new companies on the Harmony vendor database in FY22.
–Direct procurement opportunities and contracting
–Partnering with OEMs as subcontractor or strategic partners across the value chain
–Creating partnerships with funding institutions to support preferential procurement, buying shares in non-compliant companies and creating black industrialists.

Our entrepreneur incubation programme, launched in FY20, aims to assist 100% black, women and youth-owned enterprises to transition to suppliers of key mining and manufacturing commodities and services. Enterprises operating in the following areas are encouraged to apply:
•Mining and related value chain
•Fuel and chemicals
•Metal commodities
•Engineering products and services
•Manufacturers of mining-related products.

At the beginning of the programme, 63 women and youth-owned companies were approved to participate. In addition, we awarded procurement contracts to several enterprises in the incubation programme while others were matched with OEMs for joint ventures and downstream opportunities. As these companies graduate, they are integrated into our supply chain where opportunities arise.

Mining Charter procurement requirements in South Africa
The Mining Charter III emphasises the need to increase inclusion of historically disadvantaged persons (HDPs), women and youth in procurement opportunities in addition to spending on BEE-compliant businesses.

It emphasises the creation of South African manufacturing capability by including local content requirements in procurement targets for mining goods and services. Accordingly, mining companies should purchase mining goods with local content of at least 60% and, after a two-year grace period, goods provided in the mining supply chain should have a local content certificate, issued by accredited service providers or the South African Bureau of Standards. Expenditure on fuel is no longer included in these calculations, which significantly impacts the scores of large mines and opencast operations.

Our performance improved in FY22:
•Of discretionary spend totalling R14.27 billion, 79% was preferential procurement
•Total procurement expenditure with BEE entities was R11.2 billion of which R1.4 billion was spent with black women-owned businesses and R7.7 billion with black-owned businesses
•Compliant spend increased by 42%.

We expect to reach compliance levels for women and youth-owned businesses by 2025.

For details, see Mining Charter III – compliance scorecard.

Papua New Guinea
Requirements for the Hidden Valley Operation to maintain business development and procurement and supply plans are embedded in our MoA. We continue to target major contracts and procurement activities that will have a significant effect on communities’ involvement, ownership and improved development, and to procure goods from local companies wherever possible.

Procurement expenditure by our Papua New Guinea assets in FY22 totalled R2.3 billion/US$153 million (FY21: R3.9 billion/US$253 million), of which R1.1 billion/US$72 million (FY21: R2.3 billion/US$150 million) was spent in Papua New Guinea. Of this, R582 million/US$38 million (FY21: R493 million/US$32 million) was spent in Morobe Province. Harmony holds contracts with local landowner companies for a range of goods and services including drilling works, earthmoving equipment hire, catering and accommodation, security services, bus transport and labour hire.

Corporate citizenship
Our corporate social investment (CSI) goes beyond compliance. This is an additional commitment we make to uplift and improve the livelihoods of our host communities and labour-sending areas. The following strategic pillars guide our focus areas for social investments in our South Africa and Papua New Guinea operations.
•Education and training
•Health
•Sports recreation, arts and culture
•Social entrepreneurship and farmer development
•Social infrastructure.

In South Africa, to identify initiatives for a financial year, we conduct due diligence on potential projects in consultation with communities and engage with local government. In FY22, we invested R17.9 million/US$1.7 million (FY21: R10.8 million/US$0.8 million) in CSI projects impacting at least 10 000 individuals and families. These included social and welfare donations through the Harmony Community Trust.

Harmony also supports specific strategic initiatives through non-profit organisations totalling R4 million annually:
•Enactus South Africa promotes the development of entrepreneurial skills at tertiary level. This initiative is a constructive way to assist in combating unemployment, poverty and inequality
•Harmony has been the main sponsor of the national Science Olympiad programme of the South African Agency for Science and Technology Advancement (SAASTA) for the last 13 years.

In Papua New Guinea, we have established programmes in place for Wafi-Golpu project host communities. While the majority of our activities at Hidden Valley are delivered under our MoA, we also maintain select additional programmes. For example, in FY22, Harmony agreed with the Papua New Guinea government to facilitate the delivery of a range of social projects predominately funded by the Settlers Fund, which receives royalties under our MoA. State authorities oversee the use of these funds and Harmony provides project management expertise, eg, sourcing and procuring project materials and labour, and overseeing the execution of the works. Harmony funds these projects upfront and State authorities release the project cost back to Harmony after handover.

South Africa

Education and training
•Donations and improvements for basic education programmes and facilities.

Health
•Improvement of centres for people living with disabilities
•Donations and improvements for healthcare and alcohol/drug rehabilitation facilities.

Sports recreation, arts and culture
•Sports, arts, culture and tradition programmes.

Social entrepreneurship and farmer development
•Agri-processing project support
•Support for Enactus international non-profit organisation inspiring students to pursue entrepreneurism
•Promotion of South African Agency for Science and Technology Advancement.

Social infrastructure
•Access to commercial properties (social leases)
•Flood relief donations
•Sponsorship of waste recycling for cash generation.

Papua New Guinea

Hidden Valley
Education and training
•Primary and secondary school education assistance program for dependents of Hidden Valley operation employees.

Supporting local institutions
•Police reservist training programme
•Bulolo police vehicle maintenance (parts) assistance
•Food, toiletries and diesel donations to Wau and Bulolo police
•Justice sector vehicle purchase facilitation
•Wau police station cells maintenance facilitation.

Donations
•Haus Pikinini orphanage support
•Mattress donations to Grace Memorial Secondary School and Baiyune High School
•Diesel donation for various community services
•Haus Krai (mourning house) support
•Christmas food.

Wafi-Golpu
Education and training
•Biodiversity e-library and training for schools.

Health
•Water, sanitation and hygiene (WaSH) project at Zimake and Levilivan (Fly Camp) villages
•Support to distribute supplies from the Morobe Provincial Health Authority to five community clinics including Malahang Health Center, Timini Aid Post, Zindaga Clinic, Wafi Clinic and Wonkins Clinic
•Electricity supply to Wafi Clinic
•Medical emergency transportation for two patients from the Wafi area to Lae.

Social entrepreneurship and farmer development
•Ongoing Cocoa Partnership Programme.

Donations
•Community Christmas sports carnival sports ball donations
•Emergency medical assistance.

Public safety
There were no major incidents or serious concerns raised during the year on road transport and radiation exposure. Together with dust, these are the primary public and community safety risks associated with our operations. We accelerated our plans to contain dust from tailings storage facilities at certain Free State operations after they exceeded permissible limits during the year. We continue to raise awareness in our host communities on potential risks to the public that might emanate from activities.

Our focus areas in FY23
In South Africa, we will revitalise and reposition our CSI programme in line with our corporate affairs strategy, strategically leveraging stakeholder engagements through high-impact community projects. Additionally, work is underway to quantify our initiatives' impact and establish partnerships with major companies in our operating regions to optimise that impact through key partnerships, specifically local and preferential procurement, and SLPs. This will include restarting the health outreach programme for mine-impacted communities in collaboration with our community affairs department.

In Papua New Guinea, our FY2023 programme will continue along established themes. For Hidden Valley, this includes our school fees assistance program for employees’ dependents and further support to strengthen local law and order institutions in Wau and Bulolo. For the Wafi-Golpu project, this includes ongoing support for our Cocoa Partnership Programme and completion of water, sanitation and hygiene projects at a further three villages and three schools.

The impacts of illegal mining

Illegal mining significantly impacts the environment, economy, communities and broader society.

Our internal and contracted security services teams are under severe pressure to address increasing illegal mining activities that threaten the sustainability of our business and licence to operate.

Across our operations in South Africa, illegal mining is increasing exponentially with deteriorating socio-economic conditions in the southern African region and the associated breakdown in the rule of law without adequate public enforcement resources.

Statistics show that 70% of illegal miners, known colloquially as “zama zamas” (derived from the Nguni word “ukuzama” meaning “to try”), are undocumented immigrants assisted by local communities, mine employees and contractors who receive lucrative payments in return.

The cost of illegal mining:
•Loss of life and injuries among illegal miners and mine employees
•Production stoppages due to safety incidents and infrastructure damage
•Soil instability and water pollution
•Security expenses
•Waning investor appetite threatening jobs and community development.

Illegal mining is difficult to police as it is highly organised and linked to human trafficking, forced labour, illegal weapons and explosives, tax evasion, money laundering, corruption, gang-related activities, intimidation, murder and other violent crimes.

In response, Harmony invests significantly in protecting employees, communities, the environment and assets by sealing abandoned mines and implementing state-of-the-art security measures.

Supported by the Mineral and Petroleum Resources Development Act prohibiting mining without required statutory authorisation, we work with the South African Police Service and a multi-disciplinary national task team comprising mining houses, the Department of Mineral Resources and Energy, the South African Revenue Service, the Directorate for Priority Crime Investigation, the Department of Home Affairs and the National Prosecuting Authority to combat illegal mining.

In FY22, year on year, our efforts decreased criminal activity by 285% with 78 arrests of illegal miners and 25 colluders. We seized 316 157kg of gold-bearing material worth almost R1.45 million compared to 194 288kg valued at R0.19 million in FY21.

Surface illegal mining	Underground illegal mining	Artisanal mining

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•Mostly illegal immigrants from Lesotho, Zimbabwe and Mozambique trespassing on mine premises for personal gain
•Targets are disused plant and shaft areas
•Identify or sample suitable mining land through James Tables (extracting gold using carpets, water and gravity)
•Illegal miners sell amalgam (liberated by mixing gold ore with mercury) to syndicate boss runners
•Groups from Marashian tribe-controlled areas of Lesotho provide armed protection on surface against other criminal gangs.
•Activities differ at operating and redundant shafts •Highly organised in the Free State •Structured and profitable reporting, gold sales, food supply and logistics chain.
•Mining companies around the world work alongside artisanal miners
•In Papua New Guinea, government encourages alluvial mining downstream of Harmony’s Hidden Valley operation
•Legal artisanal mining outside of formal mining lease areas sustains communities
•Private and public law enforcement on mining leases protects employees and assets
•South African government plans to legalise artisanal mining but this is not viable until illicit gold trading, corruption and territorial battles are addressed.

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Respect for human rights
Despite exposure to dangerous criminals, we avoid using force in our encounters with illegal miners. As outlined in our human rights policy at www.harmony.co.za, we respect the fundamental and universal human rights and freedoms of everyone.

Harmony’s security department and suppliers comply with our code of conduct at www.harmony.co.za and we provide annual training reinforcing the Voluntary Principles on Security and Human Rights as well as prevailing legislation.

We also regularly engage with peers, government and civil society about our policies on ethical conduct and human rights in providing security services to local communities.

Governance

Our board of directors, committed to ethical leadership, upholds our duty to be a responsible corporate citizen.

Capitals affected		Stakeholders affected		Link to strategy
Directly Human capital Financial capital Manufactured capital Indirectly Intellectual capital Natural capital Social and relationship capital	➢	•Investors and financiers •Employees and unions •Communities, traditional leaders and non-governmental organisations (NGOs) •Governments and regulators •Suppliers.	➢	Responsible stewardship Operational excellence

Related risks		Related opportunities

•Loss of life/safety
•Security of electricity/power supply and the impact of higher electricity costs
•Depleting Ore Reserve base
•Geopolitical risks
•Supply chain disruptions (including supply of goods and increasing costs)
➢
•Mponeng deepening project
•Drive Wafi-Golpu up the value curve
•Productivity improvement projects
•Exploring value-accretive merger and acquisition opportunities
•Unlocking the full potential of our surface source ounces
•Exploring alternative sources of energy to reduce electricity costs to less than 15% of our production costs and reduce the effect of load curtailment.

GRI Standards We will include the GRI Sector Standards for Mining when published.	Related SDGs

Prepared in accordance with 2-9, 2-10, 2-11, 2-12, 2-13, 2-14, 2-15, 2-16, 2-17, 2-18, 2-19, 2-20, 2-21, 2-22, 2-23, 2-24, 2-25, 2-26, 2-27, 2-28, 2-29, 2-30, 3-3, 205-1, 205-2, 205-3, 206-1, 405-1 and 405-2.

Related material themes and material matters

Material themes
Ethical and accountable leadership
Governance excellence
Good governance is the core of our performance and reporting. Guided by our policies and codes, we aim to do the right thing and disclose honest, transparent and comparable information to the market. The board’s philosophy is to adhere to sound corporate governance principles to enable strong, experienced management teams and promote a culture of shared value for all stakeholders.
Ethical mining
Upholding human rights

As a responsible employer, providing decent work includes respecting human rights*. We adhere to corporate policies, comply with applicable laws and regulations, have regular dialogue and engagement with our stakeholders and contribute, directly or indirectly, to the general wellbeing of communities where we operate.

Ensuring legal, regulatory and compliance excellence
Changing regulatory landscapes in our operating territories create uncertainty, delay key decisions, and may affect investor sentiment towards our group. In South Africa, we face increasing regulatory compliance costs such as carbon tax, uncertainty on land expropriation, rising social demands and an inhibiting regulatory environment. In Papua New Guinea, growing regulatory uncertainty may jeopardise our existing operation and decision to proceed with future projects. As such, we aim to operate beyond compliance, ensuring we deliver on our commitments and retain our licence to operate.

Responsible, ethical governance
The board subscribes to the principles of good corporate governance. Accordingly, it supports the definition of corporate governance as being the exercise of ethical and effective leadership to achieve specific governance outcomes, summarised below:

Ethical culture and responsible corporate citizenship	Good performance and value creation	Effective control	Legitimacy

Ú	Ú	Ú	Ú
•Ethical leadership •Organisational ethics •Responsible corporate citizenship.	•Strategy and capital allocation •Reporting •Political donations •Executive key performance indicators (KPIs) linked to ESG performance.
•Governing structures and processes
•Role of the board
•Board committees
•Appointment and delegation to management.

Functional areas
•Risk governance
•Technology and information governance
•Compliance governance
•Remuneration governance
•Assurance and internal audit.
•Inclusive stakeholder engagement model and related disclosures.
ÚÚÚÚÚÚ
Underpinned by the principles of King IV

Corporate governance – an overview
The Harmony board’s philosophy is to adhere to sound corporate governance principles to enable strong, experienced management teams and promote a culture of shared value for all stakeholders.

The strong foundation of corporate governance principles continues to steer Harmony’s board and management. The safety and wellbeing of our employees and communities remains the driving force in our approach.

ÚÚÚÚÚÚ

Strategic risk management
The board has oversight of the group’s risk governance process and progress in delivering on its strategy to produce safe, profitable ounces and increase margins. This includes a risk-based and proactive safety culture journey, now in its sixth year, and value-accretive acquisitions including the Hidden Valley reinvestment, Moab Khotsong operations and, most recently, Mponeng and Mine Waste Solutions.

Sustainable development
Harmony’s sustainable development framework and associated policies consider the SDGs and the group’s role in advancing our communities through preferential procurement, responsible environmental stewardship, employment equity and women-in-mining strategies, among others.

Adding value
The role of the board is key in supporting Harmony’s ability to create sustainable value. The interconnected pillars that drive value creation by the board are strategy, stakeholders, sustainability and ethical and responsible corporate citizenship. All four pillars correspond with the principles of King IV. By exercising ethical and effective leadership, oversight of solid risk and performance management practices as well as commitment to good corporate governance, the board drives the efficient use of resources and ensures sustainability. In addition, the diversity of the board supports a stakeholder-inclusive approach to addressing multi-stakeholder interests.

Transformation and broader diversity of the board
The board, through the nomination committee, has embarked on a board representation transitional plan to not only strengthen Harmony’s commitment to the four key pillars of King IV for good corporate governance but to further demonstrate its commitment to transformation and the promotion of broader diversity in terms of gender, age, expertise, culture, race, field of knowledge, skills and experience.

The transformation and diversity of the composition of the board is paramount. As such, the board representation transitional plan includes an annual evaluation of key gaps on the board and plans to close and mitigate against those gaps are implemented. The review of the boards succession plans is an ongoing exercise to ensure that the board is consistently creating value for stakeholders through continuity, sustainability and transparency.

Corporate governance continued

The board at a glance
Our duty to be a responsible corporate citizen is supported by our board of directors and their commitment to ethical leadership.

	Composition and tenure		Independence
Overarching principle	•Responsible corporate citizenship and commitment to ethical leadership.
Board independence, broader diversity and experience (as at 30 June 2022)	Members	14	64%	Nine members of the board are independent non-executive directors
	Chairman and lead independent director	✓
	Average age (years)	62
	Tenure (number of directors)
	Transformation		Representation
	57%	Eight members are historically disadvantaged persons	21%	Three members are women

	Core skills and experience
	Number of directors with skills in the following areas

Governance and compliance policies	•Terms of reference for the board •Terms of reference for board committees •Board delegation of authority •Code of conduct •Behavioural code •Corporate governance and compliance policy and framework.		•Internal audit charter •Disclosure required by section 303A.11 of the NYSE listed company manual •Public Access to Information Act manual (PAIA) •Whistleblower policy.
Foundation of corporate governance compliance
•Companies Act, JSE Listings Requirements (primary), New York Stock Exchange requirements, memorandum of incorporation, King IV
•Voluntary compliance with the principles of the United Nations Global Compact, International Council on Mining and Metals, GRI Standards and the International Cyanide Management Code For the Manufacture, Transport and Use of Cyanide in the Production of Gold (Cyanide Code).

Compliance policy and framework
Harmony subscribes to the iCraft framework of ethical leadership as recommended by King IV.

With its long-standing commitment to good corporate governance, the Harmony board is satisfied that appropriate practices are in place to promote the company’s reputation as an ethical, reputable and legitimate organisation and a responsible corporate citizen.

In terms of the JSE Listings Requirements, Harmony is required to disclose its application of the principles of King IV. The board, to the best of its knowledge, believes Harmony has satisfactorily applied the principles of King IV.

Annual General Meeting (AGM)
The AGM of the company will be held on Tuesday, 29 November 2022 at 09:00 (SA time), to transact the business as stated in the Notice of AGM.

The issued share capital of Harmony comprises of ordinary and preference shares that entitles the holder to vote on any matter to be decided by the shareholders of the company and to one vote in respect of each ordinary share held.

Ethical culture and responsible corporate citizenship
Ethical leadership
The board leads by example. Each director is therefore expected to continually exhibit the characteristics of integrity, competence, responsibility, accountability, fairness and transparency in their conduct. Collectively, the board’s conduct, activities and decisions are characterised by these attributes, which also form part of the regular assessment of the board and individual directors’ performance. The board recognises that ethics is one of the pillars of sustainable business practice.

The board charter elaborates on the standard of conduct expected from members. In addition, the board policy on declaration of interests limits the potential for a conflict of interest and ensures that, in cases where conflict cannot be avoided, it is properly disclosed and proactively managed within the boundaries of the law and principles of good governance.

Organisational ethics
The board sets the group’s approach to ethics. Oversight and monitoring of organisational ethics is the mandated responsibility of the social and ethics committee on behalf of the board.

During FY19, the Ethics Institute of South Africa conducted an ethics opportunity and risk assessment at Harmony, reporting its findings to the social and ethics committee. Key action items identified included:
•Increase awareness of corruption and adopt zero tolerance
•Actions taken against transgressors
•Promote and emphasise the fair treatment of employees despite their status, age, gender or rank
•Communicate a clear process flow chart indicating how whistleblower concerns are addressed in the organisation, and ensure anonymity when using the whistleblowing line
•Implement additional training opportunities in the organisation on ethical topics
•Develop a process to monitor all disciplinary actions to ensure consistency and fair treatment of employees.

During FY21, the Ethics Institute of South Africa reviewed its findings from FY19 and provided further training and workshops to the social and ethics committee and key ethics champions in Harmony to further strengthen the governance of ethics and ethical leadership towards ethical cultures throughout the organisation. The implementation of the ethics strategy continued in FY22.

Ethics department and ethics management committee
To embed an ethical culture, Harmony has an ethics department that includes a permanent certified ethics officer who ensures the ethics management plan and programme are executed sufficiently and communicated throughout the organisation. Our ethics management committee monitors our ethical culture and integrity, assisted by the ethics officer and the white-collar crime committee. The following noteworthy processes were introduced and developed further in the review period:

•Enhanced declaration-of-interest management and reporting
•Enhanced gift-logging management and reporting
•Enhanced reporting format to the social and ethics committee
•Integrated electronic ethics management system
•Centralisation of all ethics management activities in the group.

The ethics management committee also assesses declarations of interest in terms of the code of conduct and provides feedback to the executive committee, which then reports to the board’s social and ethics committee. As a result, ethics are discussed and examined at every level of management in the company. The Ethics Institute of South Africa is currently assisting management and the social and ethics committee to embed the governance of organisational ethics.

Illegal mining remains a challenge in South Africa and for Harmony.

Responsible corporate citizenship
The mining industry introduces a unique duty and opportunity to the group to be a responsible corporate citizen. Although the board sets the tone and direction for the way in which corporate citizenship should be approached and managed, ongoing oversight and monitoring of the group’s performance against targets is part of the mandate of the social and ethics committee. Additionally, the social and ethics committee, remuneration committee and audit and risk committee are tasked with specific aspects of ESG oversight roles on behalf of the board to align Harmony’s strategy with key ESG considerations.

Extensive detail on the consequences of the group’s activities and outputs, which affect its status as a responsible corporate citizen, with relevant measures and targets are provided elsewhere in this report.

Good performance and value creation
Strategy
The board is responsible for approving the group’s short-, medium- and long-term strategy as developed by management. In doing so, it focuses on critical aspects of the strategy including the legitimate and reasonable needs, interests and expectations of material stakeholders as well as the impact of the group’s activities and output on the various capitals employed in the business process. Risks and opportunities connected to the triple context (economy, society and the environment) in which the group operates are integral to the board’s strategic reviews of the business.

Policies and operational plans supporting the approved strategy are submitted regularly by management for review and formal board approval. The board attends an annual strategy session to confirm and review the company’s strategy.

Strategy is part of the ongoing conversation in the boardroom. Regular oversight of the implementation of Harmony’s strategies and operational plans takes place against agreed performance measures and targets.

Given that the company’s reputation as a responsible corporate citizen is an invaluable attribute and asset, the consequences of activities and outputs, in terms of the capitals employed, are continuously assessed by the board through its committees. This will ensure we are able to respond responsibly and limit any negative consequences of our activities, to the extent reasonably possible. In addition, the board continuously monitors the reliance of the group on these capital inputs – our natural capital (including Mineral Resources and Reserves), employees, financial capital, communities and society at large, our mining infrastructure and our intellectual and technological know-how – as well as the solvency, liquidity and going-concern status of Harmony.

Reporting
In protecting and enhancing the legitimacy and reputation of the group, the board ensures comprehensive reporting takes place on different platforms. The FY22 suite of reports appears on the inside front cover.

The board’s intention is to meet and exceed legal requirements, as well as the legitimate and reasonable information needs of material stakeholders. The board is satisfied with management’s basis for determining the materiality of information to be included in our external reports. The audit and risk committee, assisted by the social and ethics committee, is tasked with reviewing all external reports to verify the integrity of information.

Political donations
Harmony supports the democratic processes in South Africa and Papua New Guinea, and contributes to their political parties. A policy relating to political donations has been adopted by the company. Harmony had donated approximately R1.7 million towards the 2022 local authority elections of Papua New Guinea. The funds were divided proportionally to the support that the political parties had received during the previous national election.

Effective control – governing structures and processes
Role of the board
The board exercises its leadership role by:
•Steering the group and setting its strategic direction
•Approving policy and planning that gives effect to the direction provided
•Overseeing and monitoring implementation and execution by management
•Ensuring accountability for the group’s performance by means of reporting and disclosures.

The role and function of the board, including guidelines on its composition and procedures, are detailed in the board charter. This is reviewed annually (and when necessary) to ensure it remains relevant.

There is a protocol in place should any of the board members or committees need to obtain independent, external professional advice at the cost of the company on matters within the scope of their duties. Non-executive directors are also aware of the protocol for requisitioning documentation from, and setting meetings with, management. Board members have direct and unfettered access to the chief audit executive, group company secretary and members of executive management.

Based on its annual work plan, the board is satisfied that it fulfilled its responsibilities in the review period in line with its charter.

Board committees
The board has delegated particular roles and responsibilities to standing committees, based on legal requirements, what is appropriate for the group and to achieve the objectives of delegation. The board recognises that duties and responsibilities can be delegated, but accountability cannot be abdicated. The board therefore remains ultimately accountable.

The following committees have been established:
•Audit and risk
•Social and ethics
•Remuneration
•Nomination
•Investment
•Technical.

Each committee has formal terms of reference, reviewed annually (and when necessary) to ensure the content remains appropriate. The terms of reference address, the requirements of the JSE Listings Requirements, Companies Act, and the recommended items in King IV.

Effective control – functional areas
Risk governance
The board appreciates that risk is integral to the way it makes decisions and executes its duties. Risk governance encompasses both risks and opportunities as well as a consideration of the potential positive and negative effects of any risks on achieving Harmony’s objectives. The group’s risk appetite and tolerance levels, which support its strategic objectives, are considered annually. The board is supported in this area by the audit and risk committee.

Responsibility for implementing and executing effective risk management is delegated by the board to management. The board acknowledges the need to integrate and embed risk management in the business activities and culture of the group. The audit and risk committee is tasked with ensuring independent assurance on the effectiveness of risk management in the group, when deemed necessary and appropriate.

Technology and information governance
The board, assisted by the audit and risk committee, is responsible for governing technology and information to support the group in setting and achieving its strategic objectives.

A technology and information steering committee has a well-defined charter and is responsible for oversight of technology and information direction, investment and alignment with business strategy and priorities. It is chaired by the financial director and members include the head of information services and group executive committee.

Management adopted the Control Objectives for Information and Related Technologies (COBIT). COBIT provides recommended best practices for governance and control processes of information systems and technology to align IT with business. This high-level framework has been aligned with more detailed IT standards and good practices.

In addition, internal audit provides assurance to management and the audit and risk committee on the effectiveness of the governance of technology and information.

Harmony completed the first phase of the centralised human resource management system to improve human capital management efficiencies in FY21; the second and third phases were initiated in FY22. In addition, the upgrade of the enterprise resource planning (ERP) system was completed, with no material issues or risks realised.

Compliance governance
Being an ethical and responsible corporate citizen requires zero tolerance for any incidents of legislative non-compliance. In addition, compliance with adopted non-binding rules, codes and standards is essential in achieving strategic business objectives.

The foundation of our corporate governance complies with:
•The Companies Act
•Listings Requirements of the JSE, where we have our primary listing
•Listings Requirements of the New York Stock Exchange, where we have our secondary listing
•King IV and related principles and codes of good corporate governance.

Harmony also complies voluntarily with the principles of:
•United Nations Global Compact
•International Council on Mining and Metals
•GRI Standards
•Cyanide Code.

Code of conduct
Our behavioural code and code of conduct commits Harmony, our employees and our contractors to the highest moral standards, free from conflicts of interest. The board reviews the code at least every second year, while its application in Harmony is continually monitored by management. The code of conduct was reviewed and updated in FY21. Our ethics programme is also subject to independent assurance as part of the internal audit coverage plan. The code of conduct addresses critical issues including respect for human rights, anti-corruption, gifts and entertainment and declarations of interests. It encourages employees and other stakeholders to report any suspected irregularities. This can be done anonymously through a 24-hour hotline (managed independently) and other channels. All incidents reported are investigated and monitored by the white-collar crime committee, which comprises managers representing various disciplines in the company and reporting to the management ethics committee.

Whistleblowing policy
Our whistleblowing policy encourages shareholders, employees, service providers, contractors and members of the public to report practices at any of our workplaces that are in conflict with any law, regulation, legal obligation, ethical codes or governance policies. It also provides a mechanism for our stakeholders to report these practices internally, in confidence, independent of line management, and anonymously if they wish. The whistleblowing policy informs whistleblowers of their rights. Harmony is committed to protecting whistleblowers from any reprisals or victimisation.

The identity of any employee or stakeholder who reports non-compliance with the code of conduct and other irregularities is protected. Our anonymous ethics hotline numbers are widely advertised throughout the organisation:
•South Africa: +27 (0) 800 204 256
•Papua New Guinea: +675 (0) 00 478 5280
•Australia: +61 (1) 800 940 949.

Human rights
At Harmony, we conduct our activities in a way that respects human rights as set out in the laws and constitutions of the countries in which we operate in line with the Human Rights Policy adopted in FY22. Our approach to respecting human rights includes adhering to corporate policies, complying with applicable laws and regulations, regular dialogue and engagement with our stakeholders and contributing, directly or indirectly, to the general wellbeing of communities within which we operate.

Legislative compliance
The compliance function ensures compliance with laws, codes, rules and standards applicable to the company. Compliance information and reports on the status of legislative compliance are presented at audit and risk committee meetings.

The Protection of Personal Information Act 4 2013 (POPIA) came into effect on 1 July 2021. Harmony has effected the necessary measures to adhere to the requirements of this act in support of good governance. Implementation of POPIA compliance, including promoting POPIA awareness in the organisation is ongoing.

In line with POPIA, Harmony’s appointed information officer is registered at the information regulator. This officer is responsible for managing all personal information and ensures compliance with this act.

Dealing in Harmony shares
During price-sensitive periods, our employees and directors are prohibited from dealing in Harmony shares. Written notice of these restricted periods is communicated to them by the group company secretary. In terms of regulatory and governance standards, directors, prescribed officers and the group company secretary are required to disclose any dealings in Harmony shares in line with the JSE Listings Requirements. The clearance procedure for directors, prescribed officers and the group company secretary to deal in Harmony shares is regulated by the company’s policy on trading in shares and insider trading. This policy is reviewed every second year, and was updated in FY21.

Significant fines
Harmony paid no significant fines in any of its areas of operation. No actions were brought against it for anti-competitive behaviour or anti-trust or monopoly practices in FY22.

Foreign private issuers
New York Stock Exchange foreign private issuers, such as Harmony, must highlight any significant ways in which their corporate governance practices differ from those followed by United States domestic companies subject to the listing standards of the New York Stock Exchange.

Remuneration governance
Attracting and retaining the required skills depends largely on the remuneration levels and practices in any business. It is therefore vital to ensure the group remunerates fairly, responsibly and transparently to support the achievement of strategic objectives and positive outcomes in the short, medium and long term. The board is supported in this area by the remuneration committee.

Provision has been made in the notice of the 2022 annual general meeting for a non-binding advisory vote of shareholders on the remuneration policy and remuneration implementation report.

Assurance and internal audit
The audit and risk committee oversees arrangements for assurance services and functions on behalf of the board to ensure these are effective in achieving the objectives of an enabling control environment and supporting the integrity of information for internal decisions and external reporting.

A combined assurance framework effectively covers the group’s significant risks and material matters through a combination of internal functions and external service providers.

Despite the output of the combined assurance framework, board members are expected to apply an enquiring mind, form their own opinion on the integrity of information and reports, and the degree to which an effective control environment has been achieved.

Internal audit plays an important part in the overall assurance approach and effectiveness of the assurance framework. The audit and risk committee oversees the internal audit function on behalf of the board.

External independent quality assessment
In FY19, the internal audit function underwent an independent quality review conducted by the Institute of Internal Auditors South Africa. The function was found to generally conform with international standards for the professional practice of internal auditing. No material findings were noted. The external quality assessment is performed every five years.

Legitimacy
Inclusive stakeholder engagement model
The board sets the direction for the group’s approach to stakeholder relationships. An inclusive stakeholder engagement approach considers whether the legitimate needs, interests and expectations of all material stakeholders have been adopted.

Group organisational structure
The group is led and directed by a unitary board of directors that is guided by ethical leadership practices, supported by board and committee charters that are reviewed regularly. The group executive management team, headed by the chief executive officer, is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning and governed appropriately in line with a formal delegation of authority framework.

Board composition, chairman, independence and meeting attendance
Board broader diversity
Diversity and transformation are key focus areas for the board. Harmony has adopted a promotion of broader diversity policy at board level, specifically focused on promoting the diversity attributes of gender, race, culture, age, field of knowledge, skills and experience.

The board is satisfied that its composition reflects the appropriate mix of knowledge, skills, gender, race, culture, age, experience and independence. In addition, the composition of the board and its leadership structure ensures there is a balance of power in the boardroom and that no one director has unfettered authority of decision making.

Board composition
The board has 14 highly experienced and reputable members: 11 are non-executive directors of whom nine are independent; three are executive directors; three are female and nine are historically disadvantaged persons.

The role and function of the board, including guidelines on its composition and procedures, are detailed in the board charter. This is reviewed regularly to ensure it remains relevant.

Role of chairman
The chairman of the board, Dr Patrice Motsepe is a non-executive director but is not classified as independent. The board is satisfied that, following an assessment that was undertaken during the year under review, that the lead independent director, Dr Mavuso Msimang, meets the requirements for an independent director under the Companies Act, JSE Listings Requirements, King IV, and any other criteria evidencing objectivity and independence established by the board.

The duties of the chairman and lead independent director have been included in the board charter and are based on the recommendations of King IV. The roles of the chief executive officer and chairman are separate. In addition to the chairman and lead independent director, the board also has an independent non-executive deputy chairman, Ms Karabo Nondumo who was appointed on 18 August 2022 following the resignation of Mr Modise Motloba on 27 June 2022.

These appointments are reviewed annually and form part of the board’s succession plan for the position of chairman, deputy chairman and lead independent director.

Guidance provided by King IV on the chairman’s membership of board committees has been applied. The board chairman is only a member of the nomination committee, which is chaired by the lead independent director.

Assessing independence of directors with tenure of over nine years
The majority of non-executive directors are classified as independent and their independence has been reviewed by the nomination committee. The board appreciates that independence is primarily a state of mind and all board members, despite their categorisation, are expected to act independently and with unfettered discretion at all times. This expectation is confirmed in the board charter.

Following an assessment of Mr Joaquim Chissano who has served on the board for 17 years, Dr Mavuso Msimang (11 years) and Mr John Wetton (11 years) undertaken by the nomination committee during the year under review.

The committee is satisfied that these individuals do not have any relationships that may impair, or appear to impair, their ability to apply independent judgement. In addition, there are no interests, positions, associations or relationships which, from the perspective of a reasonable and informed third party, are likely to influence the members unduly or cause bias in their decision making.

The board thus concluded that the members demonstrated they were independent of mind and judgement, and had objectively fulfilled their roles as independent non-executive directors, despite their tenure on the board. The wealth of experience of these members, in addition to their standing as reputable individuals of integrity and character, makes their ongoing input and contribution an invaluable asset to the board and the group.

In line with the board composition transitional plan, the board (with the assistance of its nomination committee) continued to consider its composition, structure, size and independence, to align with best practice and with the board’s broader diversity policy. Two of our longest serving board members, Ms Fikile De Buck and Dr Simo Lushaba, retired by rotation and did not seek re-election (although eligible) as of the conclusion of the 2021 annual general meeting. Mr Modise Motloba, having served on the board for since 2004, resigned effective 27 June 2022.

In addition, Mr Joaquim Chissano and Mr Andre Wilkens, who retire by rotation this year, although eligible, will not be seeking re-election to thee board effective as of the conclusion of the 2022 annual general meeting.

Nomination, election and appointment
The nomination committee is tasked with identifying potential candidates for appointment to the board, while actual appointment is a matter for the board as a whole. The collective knowledge, skills and experience required by the board, as well as broader diversity, are all aspects considered by the board before appropriate candidates are identified for nomination. The nomination committee conducts the necessary independence checks and investigations on potential candidates, as recommended by King IV.

All new board members receive formal letters of appointment. In addition, they participate in an extensive induction programme to enable them to make the maximum contribution in the shortest possible time, and further receive, from Harmony’s appointed JSE Sponsor, a formal explanation on the nature of their responsibilities and obligations arising from the JSE Listings Requirements. Ongoing mentorship is provided to members with no or limited governance experience and they are encouraged to undergo appropriate training. Provision has also been made in the board’s annual work plan for regular briefings on legal and corporate governance developments, as well as risks and changes in the external environment of the group.

As required by the provisions of Harmony’s memorandum of incorporation, a third of the non-executive directors are expected to retire by rotation at each annual general meeting of the company. The board is comfortable in recommending their reappointment to shareholders.

The role and function of the board, including guidelines on its composition and procedures, are detailed in the board charter, which is reviewed regularly to ensure it remains relevant and applicable.

Board performance evaluations
The board fully supports the thinking that an appropriate evaluation of the board and its structures is a strategic value-adding exercise that facilitates continual improvement of its performance and effectiveness. An independent formal self-evaluation process was undertaken in FY22. This included an assessment of the performance of the board, its chairman and individual members as well as committees, chief executive officer and group company secretary.

Overall, the self-evaluation reconfirmed that the board and its committees were considered:
•Highly effective
•Appropriately positioned to discharge their governance responsibilities
•Well supported by its committees
•Working as a cohesive unit and that the highest ethical standards are applied in deliberations and decision making, enabling the board to provide effective leadership from an ethical foundation.

The consensus among board members is that the chief executive officer:
•Communicates consistently and effectively with all Harmony’s stakeholders
•Created and implemented an effective strategy, supported by management
•Demonstrates ethical and transparent leadership by living the company’s culture and reinforcing its values.

Considering the outcome of the evaluation process, the board is satisfied that the process is improving its performance and effectiveness.

Conflicts of interest
Each member of the board is required to submit a general declaration of financial, economic and other relevant interests and to update these declarations as necessary. In addition, the declaration of interests in any matter on the agenda of a board or committee meeting is a standard item at the start of every meeting. In the event of a potential conflict being declared, the board proactively manages this conflict within the boundaries of the law.

Appointment and delegation to management
The board is responsible for appointing the chief executive officer on recommendation by the nomination committee. Harmony’s chief executive officer, Mr Peter Steenkamp, is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning, and serves as a link between the board and management.

He is accountable and reports to the board. He is not a member of the remuneration, audit or nomination committees. He does attend meetings of these committees as required to contribute insights and information.

Succession planning for this position forms part of the executive succession plan that is monitored on behalf of the board by the nomination committee. An emergency succession plan is also in place and reviewed annually.

A formal delegation-of-authority framework is in place and reviewed regularly by the board to ensure its appropriateness to the business. The delegation-of-authority addresses the authority to appoint executives who may serve as ex officio executive members of the board and to make other executive appointments.

Group company secretary
The group company secretary, Ms Shela Mohatla, is a full-time employee of Harmony who was appointed by the board on 14 August 2020. She is a chartered secretary by profession.

The board has direct access to the group company secretary who provides professional and independent guidance to the board as a whole and to members individually on corporate governance and legal duties. She also supports the board in coordinating the effective and efficient functioning of the board and its committees.

The group company secretary has unrestricted access to the board and, at all times, retains an arm’s-length relationship to enhance the independence of the position. She is not a member of the board but, being accountable to the board, reports to the board via the chairman on all statutory duties and related functions.

To facilitate and enhance the independence and effectiveness of the group company secretary, the board ensures the office of the group company secretary is empowered and the position carries the necessary authority. The remuneration committee considers and approves the remuneration of the group company secretary on behalf of the board.

Following the assessment of the group company secretary by the board in August 2022, the board is satisfied that the group company secretary has the necessary competence, qualifications, experience, gravitas and objectivity to provide independent guidance and support at the highest level of decision making in the group.

The board is therefore satisfied that arrangements in place for accessing professional corporate governance services are effective.

Discharge of responsibilities
The board is satisfied that the committees properly discharged their responsibilities over the past year.

Furthermore, the board complies, to the best of its knowledge, with the Companies Act and its memorandum of incorporation, monitors such compliance on an ongoing basis and operates in conformity with its memorandum of incorporation.

Board and committee attendance

				Attendance at committee meetings
Name	Age	Appointed director	Independent	Audit and risk*	Social and ethics*	Technical*	Investment*	Remuneration*	Nomination	Attendance at board meetings
Non-executive directors
Dr Patrice Motsepe (chairman)	60	2003**							3/4	4/4	100%
Ms Karabo Nondumo (deputy chairman)	44	2013		6/6	3/3(b)	6/7	6/7		2/2(c)	4/4	100%
Dr Mavuso Msimang (lead independent)	81	2011	✓		7/7				4/4	4/4	100%
Mr John Wetton	73	2011	✓	6/6	7/7		7/7	4/4		4/4	100%
Mr Vishnu Pillay	65	2013	✓			7/7	7/7	4/4	4/4	4/4	100%
Mr Joaquim Chissano	83	2005	✓		6/7		5/7			4/4	100%
Mr André Wilkens	73	2007				6/7	6/7	4/4		4/4	100%
Ms Given Sibiya	53	2019	✓	6/6	3/3(b)					4/4	100%
Mr Peter Turner	66	2021	✓			7/7	7/7			4/4	100%
Mr Bongani Nqwababa	56	2022	✓	1/1(a)			n/a	n/a		n/a	n/a
Mr Martin Prinsloo	53	2022	✓	1/1(a)		n/a	n/a			n/a	n/a
Ms Fikile De Buck	62	2004	✓	3/3(d)	3/4(d)			2/2(d)	2/2(d)	2/2(d)	100%
Dr Simo Lushaba	56	2002	✓	3/3(d)	4/4(d)		2/2(d)	2/2(d)		2/2(d)	100%
Mr Modise Motloba	56	2004			5/7(e)	3/7(e)	4/7(e)		2/2(e)	3/4(e)	75%
Executive directors
Mr Peter Steenkamp	62	2016								4/4	100%
Ms Boipelo Lekubo	39	2020								4/4	100%
Mr Harry Mashego	58	2010								4/4	100%

as at 30 June 2022
*    Includes ad-hoc meetings for the year.
**    Appointed chairman in 2004.

a.Appointed as board members and members of audit and risk committee on 18 May 2022.
b.Ms Karabo Nondumo was appointed as chairperson of the social and ethics committee and Ms Given Sibiya was appointed as member of the social and ethics committee from 15 December 2021.
c.Appointed member of the nomination committee on 15 December 2021.
d.On 7 December 2021, Harmony announced the retirement of Dr Simo Lushaba and Ms Fikile De Buck as independent non-executive directors from 7 December 2021.
e.On 28 June 2022, Harmony announced the resignation of Mr Modise Motloba as independent non-executive director from 27 June 2022.

Subsequent to 30 June 2022, Mr Bongani Nqwababa was appointed as chairperson of the investment committee and member of the remuneration committee. Mr Martin Pirnsloo was appointed member of the technical and investment committees.

Board committees

The board has delegated particular roles and responsibilities to standing committees based on relevant legal requirements and what is appropriate for the group to achieve the objectives of delegation. The board recognises that duties and responsibilities can be delegated but accountability cannot be abdicated. The board, therefore, remains ultimately accountable.

The following committees have been established:
•Audit and risk
•Social and ethics
•Remuneration
•Nomination
•Investment
•Technical.

A brief description of each committee, its functions and key activities and actions in FY22 appears on the following pages.

Terms of reference
Formal terms of reference have been adopted for each board committee and are reviewed annually (and when necessary) to ensure the content remains relevant. The terms of reference address, as a minimum, the recommended items in King IV.

Committee membership
In considering committee membership, the board, assisted by the nomination committee, is mindful of the need for effective collaboration through cross-membership between committees, where required. The timing of committee meetings is coordinated to facilitate and enhance the effective functioning and contribution of each committee. Duties and responsibilities are documented to clearly define the specific role and positioning of each committee on topics that may be within the mandate of more than one committee. Committee membership has also been addressed to ensure a balanced distribution of power across committees so that no person has the ability to dominate decision making and no undue reliance is placed on any one person.

The board is satisfied that each committee, as a whole, has the necessary knowledge, skills, experience and capacity to execute its duties effectively and with reasonable care and diligence. Each committee has a minimum of three members. Members of executive and senior management are invited to attend committee meetings as deemed appropriate and necessary for the effective functioning of the committee.

In FY22, the majority of members of all board committees remained independent non-executive directors. All board committees were chaired by an independent non-executive director, except for the technical committee, chaired by André Wilkens, and the investment committee (prior to 27 June 2022), chaired by Modise Motloba, both non-independent and non-executive directors. The board remains confident that their leadership as chairs of the technical and investment committees respectively is in the best interests of the company, based on their extensive knowledge of the specific areas of responsibilities of those committees.

Committee meetings
Any director who is not a member of a specific committee is entitled to attend meetings as an observer, but not entitled to participate without the consent of the committee chairperson. Such directors have no vote in meetings and will not be entitled to fees for attendance, unless specifically agreed by the board and provided for in the board fee structure as approved by shareholders. As part of the board induction process, Mr Bongani Nqwababa and Mr Martin Prinsloo attended various ad hoc committee meetings to further acclimate them to the Harmony board.

The board considers recommendations from its committees in matters requiring its approval, but remains responsible for applying its collective mind to the information, opinions, recommendations, reports and statements presented by the committees.

Audit and risk committee

Member	Committee tenure
J Wetton (chairperson)*	11 years
Karabo Nondumo	9 years
Given Sibiya	3 years
Dr Simo Lushaba**	19 years
Fikile De Buck***	2 years
Bongani Nqwababa^	<1 year
Martin Prinsloo^	<1 year
*    Appointed as chairperson on 15 December 2021.
**    Retired as member and director on 7 December 2021.
***    Retired as chairperson of committee and director on 7 December 2021.
^    Appointed as member on 18 May 2022.

Primary functions
•Monitors operation of an adequate system of internal control and control processes
•Monitors preparation of accurate financial reporting and statements in compliance with all applicable legal and corporate governance requirements and accounting standards
•Monitors risk management, ensures significant risks identified are appropriately addressed and supports the board in overall governance of risk.

Key activities and actions in FY22

Social and ethics committee

Member	Committee tenure
Karabo Nondumo (chairperson)*	<1 year
John Wetton	11 years
Mavuso Msimang	11 years
Joaquim Chissano	16 years
Given Sibiya^	<1 year
Fikile De Buck**	15 years
Dr Simo Lushaba***	3 years
Modise Motloba+	16 years
*    Appointed as chairperson on 15 December 2021.
**    Retired as member and director on 7 December 2021.
***    Retired as chairperson of committee and director on 7 December 2021.
^    Appointed as member on 15 December 2021.
+    Resigned as member and director on 27 June 2022.

Primary functions
•Oversees policy and strategies on occupational health and employee wellbeing, environmental management, corporate social responsibility, human resources, public safety and ethics management
•Monitors implementation of policies and strategies by executives and their management teams for each discipline noted above
•Assesses Harmony’s compliance against relevant regulations
•Reviews material issues in each of the above disciplines to evaluate their relevance in the reporting period, and to identify additional material issues that warrant reporting, including sustainability-related key performance indicators and levels of assurance.

Key activities and actions in FY22
•Reviewed and recommended the social and ethics committee report to be included in the integrated annual report
•Reviewed and considered the social, economic, human capital, environmental, health and safety issues affecting the company’s business and stakeholders
•Reviewed and considered the effect of the company’s operations on the economic, social and environmental wellbeing of communities, as well as significant risks within the ambit of its responsibilities
•Considered its oversight role in terms of ESG and monitored ESG risks and opportunities
•Approved material elements of sustainability reporting and key performance indicators that were externally assured
•Considered and monitored the company’s internal and external stakeholder relations
•Considered and approved Harmony’s sustainable development framework and policy
•Considered and approved the company’s preferential procurement strategy and policy
•Considered and approved the group stakeholder management policy
•Considered and approved its ethics management strategy and plan
•Considered the governance of ethics and ethical leadership
•Reviewed and recommended Harmony’s decarbonisation strategy to the board for approval
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Considered its oversight role in terms of combatting corruption
•Attended a site visit at Mine Waste Solutions for a detailed update on the Kareerand tailings storage facility – focusing on environmental and social matters.

Remuneration committee

Member	Committee tenure
Vishnu Pillay (chairperson)*	5 years
Fikile De Buck**	11 years
John Wetton	11 years
Dr Simo Lushaba**	16 years
André Wilkens	14 years
Bongani Nqwababa^	<1 year
*    Appointed as chairperson on 11 May 2017.
**    Retired as member and director on 7 December 2021.
^    Appointed as member on 17 August 2022.

Primary functions
•Ensures directors and executive management are fairly rewarded for their contribution to Harmony’s performance
•Assists the board in monitoring, reviewing and approving Harmony’s compensation policies and practices, and administration of its share incentive schemes
•Operates as an independent overseer of the group remuneration policy and makes recommendations to the board for final approval.

Key activities and actions in FY22

•Reviewed benefits and remuneration principles for Harmony executive management
•Received and discussed a summary of the suite of Harmony executive management incentive schemes to obtain a holistic view
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Reviewed and recommended the company’s incentive plan policy to the board for approval
•Reviewed and recommended the non-executive ad hoc fee policy to the board for approval
•Reviewed and recommended the non-executive travel policy to the board for approval
•Reviewed the company’s overall retention strategy and policy based on global trends on staff retention
•Considered and recommended the remuneration policy and implementation report to the board for inclusion in the notice of annual general meeting for consideration by shareholders as non-binding advisory resolutions (see Remuneration Report)
•Reviewed executive directors and executive management’s remuneration benchmarks and recommended their annual salary increases to the board for approval (see Remuneration report)
•Reviewed the annual salary increases of the group company secretary and chief audit executive
•Reviewed non-executive director fees with the assistance of an independent service provider
•Considered and recommended the company’s total incentive plan balanced scorecard for FY23 for board approval.

Nomination committee

Member	Committee tenure
Mavuso Msimang (chairperson)*	10 years
Dr Patrice Motsepe	19 years
Fikile De Buck**	11 years
Modise Motloba***	12 years
Vishnu Pillay	3 years
Karabo Nondumo^	<1 year
*    Appointed as chairperson on 10 May 2018.
**    Retired as member and director on 7 December 2021.
***    Resigned as member and director on 27 June 2022.
^    Appointed as member on 15 December 2021.

Primary functions
•Ensures procedures governing board appointments are formal and transparent
•Makes recommendations to the board on all new board appointments
•Reviews succession planning for directors and other members of the executive team and oversees the board’s self-assessment process.

Key activities and actions in FY22
•Reviewed succession planning for directors and other members of the executive team and oversaw the board’s self-assessment process
•Reviewed and recommended for re-election directors who retire by rotation in terms of the company’s memorandum of incorporation
•Reviewed and made recommendations on the composition, structure and size of the board and its committees, in line with the board’s policy on gender and race diversity
•Considered the positions of the chairman and deputy chairperson of the board and lead independent director and made recommendations to the board
•Reviewed and recommended the independence of non-executive directors (especially independent non-executives serving on the board for longer than nine years)
•Reviewed and recommended immediate and long-term succession plans for the board, chairman of the board, chief executive officer, executive management and the group company secretary
•Considered the programme in place for the professional development of directors and regular briefings on legal and corporate governance developments, risks and changes in the external operating environment of the organisation
•Considered and applied the policy on the promotion of broader diversity at board level, specifically focusing on the promotion attributes of gender, race, culture, age, field of knowledge, skills and experience on the appointment of Bongani Nqwababa and Martin Prinsloo. Their financial and investment expertise in the chemicals, mining and extractives industries, globally and nationally, adds value in executing on Harmony’s strategic objectives and make a significant contribution to the development and growth of the company.

Investment committee

Member	Committee tenure
Bongani Nqwababa (chairperson)*	<1 year
Dr Simo Lushaba**	17 years
John Wetton	11 years
Karabo Nondumo	9 years
Modise Motloba***	3 years
Vishnu Pillay	9 years
André Wilkens	15 years
Joaquim Chissano	3 years
Peter Turner	2 years
Martin Prinsloo^	<1 year
*    Appointed as chairperson on 17 August 2022.
**    Retired as member and director on 7 December 2021.
***    Resigned as member and director on 27 June 2022.
^    Appointed as member on 17 August 2022.

Primary functions
•Considers projects, acquisitions and disposals in line with Harmony’s strategy and ensures due diligence procedures are followed
•Conducts other investment-related functions designated by the board.

Key activities and actions in FY22
•Considered investments, proposals, projects and proposed acquisitions in line with the board’s approved strategy and delegation of authority as well as the committee’s terms of reference
•Considered the company’s exploration expenditure
•Reviewed and recommended the budget and business plans for FY23
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Post-investment monitoring of recent acquisitions (Mponeng and Mine Waste Solutions)
•Attended a site visit for a detailed update on the safety interventions in the company
•Attended a site visit for a detailed update on the Target North exploration project.

Technical committee

Member	Committee tenure
André Wilkens (chairperson)*	14 years
Vishnu Pillay	9 years
Peter Turner	2 years
Modise Motloba**	3 years
Karabo Nondumo***	2 years
Martin Prinsloo^	<1 year
*    Appointed as chairperson on 22 January 2008.
**    Resigned as member and director on 27 June 2022.
***    Resigned as member on 15 December 2021.
^    Appointed as member on 17 August 2022.

Primary functions
•Provides a platform to discuss strategy, performance against targets, operational results, projects and safety
•Informs the board of key developments, progress against objectives and challenges facing operations
•Reviews strategic plans before recommending to the board for approval
•Provides technical guidance and support to management.

Key activities and actions in FY22
•Monitored safety across all operations
•Monitored exploration and Ore Reserves in South Africa and Papua New Guinea
•Monitored all South African and Papua New Guinean operations
•Considered and approved the company’s health and safety policy
•Evaluated and considered Harmony’s risks, and measures taken to mitigate those risks
•Reviewed and recommended to the board the company’s annual budget and business plans for FY23
•Considered investments, proposals, projects and proposed acquisitions from a technical viewpoint
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Attended a site visit for a detailed update on the safety interventions in the company
•Attended a site visit for a detailed update on the Target North exploration project.

Remuneration report

Dear shareholder
It gives me great pleasure to present the 2022 remuneration report on behalf of the remuneration committee (Remco).

Through the Remco, the board continues to make strides in sustaining remuneration policies and practices that are aligned with Harmony’s strategic objectives. This is outlined throughout Harmony’s integrated reporting suite.

Despite a challenging local and global macro-economic environment, the rising costs of living (driven by post pandemic inflation rates), a volatile gold price as well as the energy crisis created by the conflict in Europe, Harmony remains committed to its growth strategy through appropriate investments to reduce its all-in sustaining costs, increase safe production and ensure operational continuity. To enable this, the appropriate human resource driven by diversity and appropriate pay remains the key focus of this committee. This is further supported by ensuring that Harmony pays a living wage to its workforce.

2022 focus areas
Our remuneration policy was updated to provide for vesting at the original dates, with no prorating for no-fault terminations for deferred shares awarded in terms of the total incentive plan. This was approved by a majority of our shareholders at the December 2021 AGM and implemented during the year.

We continue to monitor the implementation of the multi term wage agreement, as introduced last year.

In the spirit of applying fair and responsible pay principles in FY22, an average increase of 5% in guaranteed remuneration packages for non-bargaining-unit employees was awarded and 7.08% for bargaining-unit employees, in line with collective bargaining agreements.

The Palma Income ratio has been selected to enable the committee to track the income dispersion between high- and low-income earners more efficiently. The Palma Income ratio is calculated by comparing the average income of the top 10% of earners compared to the average of the lowest 40% earners at Harmony (South African operations). Harmony’s Palma Income ratio is expected to be 5.02 in 2022 compared to 5.82 in 2021, 5.3 in 2020 and 5.5 in 2019. The latest Palma Income ratio for corporate employers in South Africa is 8.5, as determined by recent analysis of survey data provided by RemChannel.

Growth strategy and performance highlights
Over the past three years, Harmony has added gold ounces by acquiring Moab Khotsong, reinvesting in Hidden Valley (Papua New Guinea), and the FY21 acquisition of Mponeng and related assets. We have demonstrated our ability to successfully integrate our new acquisitions to increase our production profile in South Africa and Papua New Guinea while sustaining communities around our mining operations and preserving jobs. The closure of Unisel and Bambanani allowed for a transfer of employees to other group operations, which enhanced efficiencies without contributing to current unemployment rates in South Africa.

Safety
The remuneration committee acknowledges and mourns the tragic loss of 13 employees at our South African operations in FY22.

The nature of our business places an emphasis on safe production as our number one priority. To that end, we continue to follow an integrated risk management approach, which includes safety training, awareness campaigns, safety days at each operation and equipping our employees with the necessary skills to identify hazards and act safely. Safe production is a responsibility that we take very seriously. Every person has the right to withdraw from an unsafe area and employees are encouraged to report unsafe working conditions. With each accident, a thorough investigation is conducted, and lessons learnt are shared throughout the company.

Harmony recognises that the number of loss-of-life incidents across the group is unacceptable and that every effort is continuously being made to achieve a state of reduced harm. To this end, a comprehensive broad based strategy is being implemented across the organisation that covers medical care and wellness, risk management and individual assessment of risk propensity and a leadership learning and training programme.

It is envisaged that this intervention will take between 5 to 7 years to fully embed and complete. We are currently in year 6 of its implementation. Initial benefits of the programme are beginning to be recorded at individual operations.

Additionally, employees are held accountable for not complying with safety regulations. Initiatives to improve safety cannot, however, focus solely on discipline and training. They also include mining practice and the use of monitoring technology. The desired safety outcomes are therefore pivotal and reinforced in our remuneration policy.

Safety carries a weighting of 15% of the total score on the balanced scorecard. A score of 0% was awarded in the FY22 balanced scorecard for lost-time injury frequency rate (LTIFR) as a final outcome in accordance with the policy regarding loss-of-life incidents. This is applied at the discretion of the remuneration committee after due consideration.

Changes to the Remuneration policy for FY23
Harmony ESOP
Harmony established the Harmony Employee Share Ownership Scheme (also known as the Sisonke share scheme or ESOP) on 15 January 2019 to provide employees with an ownership interest in Harmony and to empower and create potential wealth for employees. The Harmony ESOP had a lock-in three-year period that expired on 15 January 2022.

All permanent employees in Category 4-8, Miners and Artisans, and Officials Bargaining Unit that were in service on 11 February 2019 received a once-off allocation of 225 units (shares), while new appointments from 9 May 2019 received a pro rata allocation based on the number of months these employees participated in the ESOP up to its expiry on 15 January 2022.

A new ESOP is being considered in collaboration with all stakeholders to further create and enhance shared value for all beneficiaries and will be implemented in 2024, subject to shareholder approval.

Key Performance Indicator (KPI) alignment for Balanced Scorecard:
An alignment of the cost measure for the South-east Asia operations (SEA ops) with the South African operations (SA ops) was approved by the board to ensure that the cost metric is not double penalised or rewarded in the case of the SEA ops.

	South African operations	South-east Asia operations
Previous	Total production cost	All-in sustaining cost per ounce (USD)
Current	Total production cost	Total production cost*
* Total production cost consists of:
•Operating cost – excluding royalties, Covid-19 related cost, accounting adjustments and by-product credits
•Capital expenditure – sustainable capital, deferred stripping cost and leased asset payments
•Corporate cost allocation.

King IV principles
The remuneration committee continues to compare local and global remuneration trends with our remuneration strategy. At the 2021 annual general meeting, the non-binding advisory vote on the remuneration policy was supported by 98.46% of the votes exercised on the resolution. The implementation of the remuneration report was, however, only supported by 76.32%.

Feedback from our shareholders on the implementation report indicated that they did not support the 5% discretionary upwards adjustment to the vesting of the deferred share awards. This was made to reflect the substantial additional efforts of management to address the operational challenges presented by the Covid-19 pandemic. The Remco has noted the opposition of institutional shareholders to such discretionary changes, and this feedback is well noted. No such changes have been effected this year and the outcome of the group scorecard governing the vesting of the total incentive plan awards for the year has been applied without any adjustment.

As required by the Companies Act and King IV, in the event that either the remuneration policy or the implementation report, or both, are voted against by 25% or more, the board will engage with shareholders to understand concerns raised. This engagement may be done by virtual meeting or in writing and will be implemented at a time after the release of the voting results. Where possible and prudent, objections are taken into consideration when formulating any amendments to the company’s remuneration policy and implementation report in the following financial year.

The committee is also satisfied that the remuneration policy has achieved its stated objectives for the year.

Use of consultants and their independence
During the year, we employed the services of 21st Century Pay Solutions, RemChannel (Old Mutual) and Bowmans for advice on remuneration matters. The committee is satisfied that their advice was independent and objective.

Statement on effectiveness of policy
We are satisfied that our policy has generally achieved its objectives, although much room exists for improvement of our safe production performance. We remain confident that the total incentive plan will further enhance our company performance, deliver returns to shareholders and support our growth objectives.

In closing
I remain grateful to the board, remuneration committee members and executive management for their support and commitment in FY22. The committee is confident that it has discharged its duties with diligence, ensuring that fair and responsible remuneration practices are executed equitably.

No member of the committee has a personal interest in the outcome of decisions made in the review period, and three of its four members are independent non-executive directors. The chairman of the board is not a member of the committee.

Vishnu Pillay
Chairperson: remuneration committee

25 October 2022

PART 1: REMUNERATION POLICY
Harmony’s reward strategy underpins our business strategy of safely producing profitable ounces, increasing our margins and expanding our reserves and resources through organic growth and acquisitions.

To sustain this growth, we rely on experienced, skilled teams who live our values and maintain stakeholder relationships to grow profits safely and support a sustainable company.

Our remuneration policy has been designed with our business strategy in mind – to attract and retain these experienced, skilled teams, and to motivate them to achieve our key business goals. To ensure this happens, we need to be certain that all elements of our remuneration and wider reward offerings are aligned, fair and competitive. In determining remuneration, the remuneration committee considers shareholders’ interests as well as the financial health and future of the company.

Gender and race equality
Harmony’s remuneration policy is to remunerate based on an individual’s ability, skills and knowledge. Men and women, irrespective of their race or any other arbitrary factor, are paid equally for equivalent roles.

Fair and responsible pay
Harmony is committed to the concept of a living wage, which is based on the philosophy of fair and responsible pay. It embodies our initiatives to enhance the lives of our employees by enabling them to improve their living conditions, and to have better access to social services, healthcare, education and training.

Total incentive plan
The total incentive is determined every year on the following basis:

Total incentive (R)	Guaranteed pay (R)	Participation factor (%)	Balanced scorecard result (%)

The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. The scorecard for FY23 is detailed below.

A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares, which will vest at a rate of 20% per annum over the next five years for executive directors and prescribed officers, and 33% per annum over the next three years for management.

In the event of fault termination of employment, including resignation and termination for disciplinary reasons, all unvested deferred shares are forfeited.

A provision for no fault terminations has been approved. This means that the awards of executives who leave the company in good standing, do not vest early, on a time-prorated basis, on termination of employment but will continue in force to vest on the original vesting dates.

Each element of the total incentive plan is described below.

Element		Description
Guaranteed pay		Guaranteed pay excludes short- and long-term incentives. To compete effectively for skills in a challenging employment market, we identify the target market to use in benchmarking guaranteed pay. This target market includes organisations or companies that employ similar skills sets to those we require. Comparisons are made predominantly within the South African mining sector to ensure that Harmony remains competitive. The median of the target market is used as the basis of our pay ranges. This same philosophy is applied to our South-east Asia operations.
Participation factor		Employee	% guaranteed pay
		Chief executive officer	250%
		Financial director, other executive directors and prescribed officers	230%
Balanced scorecard result	Cash portion of total incentive (40%)	A portion of the total incentive is settled in cash immediately when the balanced scorecard results for the financial year have been determined and approved by the board.
		Cash portion (balance settled in deferred shares)	% of incentive
		Chief executive officer	40%
		Financial director, other executive directors and prescribed officers	40%
	Deferred share portion of total incentive (60%)	The balance of the total incentive is settled in deferred shares, vesting at a rate of 20% per annum over the next five years for executive directors and prescribed officers, and 33% per annum over the next three years for management.

FY23 balanced scorecard

	Scorecard component	Group (%)	South Africa operations (%)	South-east Asia operations (%)
Shareholder value	Total shareholder return (absolute)	8.34	6.67	6.67
	Total shareholder return (relative to SA JSE-listed gold-mining comparators)	8.33	6.67	6.67
	Total shareholder return (relative to FTSE Gold Mines Index)	8.33	6.66	6.66
Financial and operational	Production	20.00	35.00	35.00
	Total production cost	15.00	20.00	20.00
	Free cash flow	10.00	—	—
Growth	Development	—	10.00	10.00
	Additions to Mineral Reserves	10.00	—	—
	Project execution (for future measurement)	—	—	—
Sustainability	Safety performance: Lost-time injury frequency rate (LTIFR)	15.00	15.00	15.00
	Environmental, social and governance (ESG)	5.00	—	—
Total		100.00	100.00	100.00

The balanced scorecard will be applied to eligible employees as follows:
•Group: Prescribed officers, executives in the office of the CEO and all off-shaft services operational managers (South Africa)
•South Africa operations: Operational executive managers and all on-shaft operational managers
•South-east Asia operations: Operational executive managers and all operational managers.

For each of these performance measures, 60% of the maximum weighting is scored for target performance and 100% of the maximum weighting is only reflected for meeting the stretch performance objective for that measure.

Details of the FY22 balanced scorecard for the total incentive and actual performance outcomes are disclosed in the remuneration implementation section (part 2).

Scorecard components
Total shareholder return
Shareholder value is measured as total shareholder return (TSR) over a trailing three-year period (measurements are generally taken at the end of August). It comprises two components:
•Absolute performance over the measurement period, compared to the company’s cost of equity (COE), taking into account the growth in the company’s share price and the value of dividends paid
•Relative performance of the company versus SA JSE-listed gold-mining comparators and FTSE Gold Mines Index over the measurement period
–The threshold, target and stretch performance criteria for TSR are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Shareholder value	TSR (absolute)	To be measured over a three-year period	COE + 0% per year	COE + 3% per year	COE + 6% per year
	TSR (relative)	To be measured over a three-year period relative to South African JSE-listed gold-mining comparators	On index	Index plus 10%	Index plus 20%
	TSR (relative)	To be measured over a three-year period relative to the FTSE Gold Mines Index	On index	Index plus 10%	Index plus 20%

Financial and operational performance
Financial and operational performance comprises gold production and cost management for the financial year measured against the board-approved business plan.
•Production
–Total gold production against board-approved business plan for the year
•Total production cost
–Operating cost – excluding royalties, Covid-19 related cost, accounting adjustments and by-product credits
–Capital expenditure – sustainable capital, deferred stripping cost and leased asset payments
–Corporate cost allocation
•Free cash flow
–Cash flow generated by operations adjusted for exploration capital, dividends and the effect of commodity price and exchange rate changes in excess of 10% (higher or lower).

The threshold, target and stretch performance criteria are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Financial and operational	Production	To be measured against board-approved plan	(5)%	Plan	5%
	Total production cost	To be measured against board-approved plan	(5)%	Plan	5%
	Free cash flow	To be measured against board-approved plan	(30)%	Plan	30%

Growth
Growth comprises three areas:
•Development
–Development is measured against the board-approved business plan of ongoing capital development – the development of reef and waste metres (South Africa) and waste tonnes (South-east Asia) for the financial year.
•Addition to Mineral Reserves
–Addition to Mineral Reserves through acquisitions and major capital projects is calculated for the financial year.
•Project execution.

The threshold, target and stretch performance criteria are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Growth	Development	To be measured against board-approved plan as a leading indicator of medium to long-term sustainability	(5)%	Plan	5%
	Addition to Mineral Reserves	Will measure Ore Reserve addition on a year-on-year pre-depletion basis excluding asset sales	+1Moz	+1.5Moz	+2Moz
	Project execution	For future measurement

Sustainability
Sustainability comprises two components:
•Safety performance: LTIFR
–LTIFR will be measured against the board-approved plan
•ESG
–ESG will be measured on the basis of continued inclusion in the FTSE4Good Index as verified by FTSE Russell.

The threshold, target and stretch performance criteria are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Growth	LTIFR	To be measured against board-approved plan	(5)%	Plan	5%
	ESG	To be measured on the basis of continued inclusion in the FTSE4Good Index as verified by FTSE Russell	Yes		No
			5%		N/a

Minimum shareholding requirement
We have encouraged executive directors and prescribed officers to retain performance shares when they vest and a minimum shareholding requirement (MSR) was again confirmed in the new total incentive plan to achieve this. The requirement provides that:
•50% of the shares that will vest to an executive director or prescribed officer will, immediately prior to the applicable vesting date, be automatically locked up on the terms and in accordance with the MSR
•The lock-up will apply for as long as the relevant target MSR applicable to the executive director or prescribed officer has not been met
•An executive director or prescribed officer may elect to voluntarily lock-up shares that vest in terms of the 2006 share plan to meet their target MSR
•Once the relevant target MSR has been met, any deferred shares that subsequently vest in and are settled to an executive director or prescribed officer will vest and be settled in accordance with the terms of the deferred share plan
•An executive director or prescribed officer may elect to voluntarily lock-up shares that vest in terms of the 2006 share plan or deferred share plan even if it results in locked-up shares exceeding the target MSR – if the locked-up shares exceed the target MSR, the excess shares will remain in lock-up until the next vesting date (in terms of any relevant Harmony share incentive plans applicable at the time) at which point the excess shares will be released from lock-up and settled in accordance with the terms of the deferred share plan.

The minimum shareholding requirement will continue to apply to an executive director or prescribed officer as long as they remain an executive director or prescribed officer.

If an executive director or prescribed officer ceases to be employed by the group for any reason, their locked-up shares will be released from the lock-up on the date of terminating employment.

Target MSR
The target MSR is the relevant target minimum shareholding value (expressed in South African Rand) that is required to be held by an executive director or prescribed officer from time to time pursuant to this MSR being a minimum of 100% of their respective cost to company.

Measurement of target MSR
Each tranche of locked-up shares will be deemed to have a value for the purposes of determining whether the target MSR has been met, equal to the one-day volume-weighted average price (VWAP) of a share in South African Rand (ZAR) at the date of such lock up, multiplied by the number of shares to be locked up in such tranche. This value will be increased yearly by the applicable consumer price index (CPI) rate for the year.

Any locked up shares in terms of the 2006 Harmony share plan MSR will remain locked up and will be taken into account for purposes of determining whether the target MSR has been met.

Trading restriction
Appropriate entries in the relevant registers will be made to record that all the executive director or prescribed officer’s shares, which are subject to the lock-up, will be noted by the relevant central securities depository participant in terms of section 39 of the Financial Markets Act and the appropriate flag placed on the relevant securities account.

Voting and dividends
An executive director or prescribed officer will, in respect of vested shares that are subject to the lock-up:
•Exercise all voting rights in respect of such shares
•Receive all distributions payable in respect of such shares.

Application to foreign prescribed officer
The target MSR of the foreign prescribed officer will be determined on the date on which this MSR is adopted or first applies to the foreign prescribed officer (whichever occurs first). In calculating the target MSR of the foreign prescribed officer, the company will use the cost to company (in ZAR) of the chief operating officer: South Africa operations.

The ZAR value of any shares that are to be locked up (in terms of this MSR) will be determined on the applicable vesting date with reference to the share price on that date.

To determine whether the target MSR has been satisfied, the pre-tax value of the locked-up shares will be taken into account.

Deferred share plan limit
The overall limit for deferred shares, issued under the 2018 deferred share plan, is 5% of the shares in issue at the time the plan was approved, amounting to 25 000 000 shares. The individual limit is 0.6%, amounting to 3 000 000 shares.

Harmony ESOP Trust (IT001237/2018(G))
At the special general meeting on 1 February 2018, shareholders approved the issue of 6.7 million authorised but unissued ordinary shares to the new Harmony ESOP Trust, commonly referred to as the Sisonke Trust. The scheme covers all employees in non-managerial categories.

In terms of the allocation criteria in the trust deed, each eligible employee who qualified as an employee beneficiary on the formation of the trust, or within six months afterwards, received 225 ESOP units which are directly attributable to 225 ESOP Trust shares. After that, ESOP units are allocated on a pro rata basis depending on the period such persons join/qualify as eligible employees.

The scheme ended after the three-year lock-in period on 15 January 2022.

The following process was followed:
•All the vested units converted to Harmony shares
•As a default, beneficiaries received a cash payment
•Beneficiaries who wished to exercise the option of keeping their Harmony shares needed to inform the ESOP Trust administrators through Tamela. Six beneficiaries opted to keep their 1 045 shares
•Beneficiaries who did not wish to retain shares automatically received the cash proceeds from the sale of their shares unless they communicated per the above. The Harmony ESOP Trust, through its administrators, sold the shares and the cash payment was made via Harmony payroll during the month of March 2022.

As a precaution, employees were warned to be extra careful of potential fraudulent activities during this time and were advised to report any individual(s) pretending to offer help, fraudulent emails, calls or messages immediately to the Harmony Ethics Hotline on 0800 20 42 56. Furthermore, employees were advised to make use of the financial counselling services existing in the Company.

Payroll payment
The table below depicts a high-level summary of the total payment:

Number of employees	Dividend	Share payment	Total payment
34 898	7 169 756	383 203 652	390 373 408
•Average payment before tax: R11 186
•Share price at R58.22

The tables below depicts an analysis of payment per Condition of Employment:

Category 4 to 8		Mine & Artisans
Number of employees	Total payment	Number of employees	Total payment
26 945	303 302 002	3 413	37 629 755

Monthly Paid		Officials
Number of employees	Total payment	Number of employees	Total payment
450	5 023 194	4 041	44 145 857

Promotion to Management/Good Leaver		Grand total
Number of employees	Total payment	Number of employees	Total payment
49	273 600	34 898	390 373 408

A few beneficiaries had SARS penalties resulting in negligible net proceeds. This affected about 4 320 employees as depicted below.

	Number of employees	Total sum of SARS penalties
Grand total	4 320	17 163 549
•Average penalty: R3 973

Pay mix for prescribed officers
The tables below illustrate the pay mix for prescribed officers, based on achieving minimum, on-target and stretch performance. The composition of total remuneration outcomes for FY22 and FY23 is illustrated below.

Chief executive officer
FY22 and FY23 pay mix

	Minimum (%)	On-target (%)	Stretch (%)
Salary benefits	85	85	85
Retirement savings and contributions	15	15	15
Guaranteed pay	100	100	100
Short-term incentive	—	60	100
Long-term incentive	—	90	150
Total remuneration	100	250	350

Other executives (financial director, other executive directors and prescribed officers)
FY22 and FY23 pay mix

	Minimum (%)	On-target (%)	Stretch (%)
Salary benefits	90	90	90
Retirement savings and contributions	10	10	10
Guaranteed pay	100	100	100
Short-term incentive	—	55	92
Long-term incentive	—	83	138
Total remuneration	100	238	330

Average monthly wages and benefits
FY22 policy

Total remuneration	Category 4 (%)	Category 8 (%)
Fixed earnings	64	62
Company benefits	12	11
Guaranteed pay	76	73
Variable pay	24	27
Total remuneration	100	100

Each component includes:
•Fixed earning: Basic pay, service increment, 13th cheque, living-out allowance
•Variable income: Average overtime, shift allowance, average bonus, meal allowance, unemployment insurance fund/skills development levy, insurance benefit
•Company benefits: Employer provident/pension fund and medical aid.

Non-executive director fees
Market comparisons, the fiduciary risks carried by non-executive directors, their workload, time commitments, expertise and preparation expected of each non-executive director role are considered when reviewing our non-executive director fees.

Harmony’s philosophy on remunerating non-executive directors is to ensure that they are fairly rewarded for their contribution to the company’s governance. Non-executive directors’ fees are reviewed annually and compared to the market median of companies of comparable size and complexity to ensure they remain fair and competitive.

The benchmarking exercise in September 2019 indicated that fees for certain roles were significantly below the applicable market median and a three-year process of adjustment to market was initiated. This process was paused in 2020 due to the Covid-19 pandemic and an inflationary increase implemented for all roles, but resumed in 2021 and will continue for the final year in 2022.

An increase of 6% is proposed in FY23 for non-executive director fees that are already in line with the market. This is consistent with executive increases. Additional increases are proposed for roles that are below market to align them with the market median.

In line with the recommendations of King IV, our non-executive directors are paid a retainer for board meetings and attendance fee for every board meeting attended. Non-executive directors also receive a retainer for serving on a committee. In addition, a per-day ad hoc fee is paid for site visits, special meetings or attending to company business. This fee is reduced commensurately to reflect time actually spent in this regard which is shorter than a full day.

Non-executive directors do not receive share options or other incentive awards correlated with the share price or group performance, as these may impair their ability to provide impartial oversight and advice.

Performance of management
The personal performance of employees will not be taken into account in determining the total incentive plan outcome. Harmony follows a team-based balanced scorecard approach in determining incentive awards. All management employees are assessed every year against set key performance indicators which are used to guide the development and promotion of such employees.

Contracts, severance and termination
Executive directors and executive managers have employment contracts with Harmony that include notice periods of up to 90 days. There are no balloon payments on termination, automatic entitlement to bonuses or automatic entitlement to share-based payments other than in terms of the company’s approved share incentive plans.

Malus and clawback
Malus is the forfeiture of a variable pay award before it vests or is settled, and clawback refers to a requirement to repay some or all of an award after it has vested or is settled.

The remuneration committee has the discretion to determine that a prescribed officer or executive manager’s total share plan award is subject to reduction, forfeiture or clawback (in whole or in part) if:
•There is reasonable evidence of misbehaviour or material error by a prescribed officer or executive manager
•The financial performance of the group, company, employer company or relevant business unit for any financial year, used to determine an award, have subsequently appeared to be materially inaccurate
•The group, company, employer company or relevant business unit suffers a material downturn in its financial performance for which the prescribed officer or executive manager can be seen to have some liability
•The group, company, employer company or relevant business unit suffers a material failure of risk management for which the prescribed officer or executive manager can be seen to have some liability or in any other circumstances if the remuneration committee determines that it is reasonable to subject the awards of one or more prescribed officers or executive managers to reduction or forfeiture.

Procedures to impose any malus or clawback provisions must be initiated within three years of the award. To eliminate doubt, the provisions of this malus and clawback policy do not detract from any other legal rights or measures the company has as recourse for acts of fraud, wrongdoing and/or negligence by its prescribed officers or executive management.

Shareholder feedback
We maintain open communication channels with our shareholders, listen to feedback and take action where this is deemed to be in the best interests of the company.

PART 2: REMUNERATION IMPLEMENTATION REPORT ON THE POLICY APPLICABLE IN FY22
This section of the report includes details of the implementation and outcomes of the remuneration policy for FY22. We report on the increase in guaranteed packages and performance outcomes for the total incentive plan.

We have also included disclosure of total single-figure remuneration, the schedule of unvested awards and cash flows for executive directors and prescribed officers in line with the applicable King IV requirements, and with the guidance statement from the Institute of Directors and the South African Reward Association. The remuneration of non-executive directors is disclosed as required by King IV and the Companies Act.

Increases to guaranteed packages during the year
An assessment of executive remuneration was undertaken during the year. Taking into consideration prevailing market conditions, affordability and shareholders’ expectations, an average increase of 5% to guaranteed remuneration packages of management was made in FY22. The average percentage increases awarded to executives, management and bargaining-unit employees staff in, FY20, FY21 and FY22 are illustrated below.

Pay fairness and equality
In FY22, an average increase of 5% in guaranteed remuneration packages for management and executives. The bargaining-unit employees received a 7.08% increase as approved in the June 2021 wage agreement. Bargaining-unit employees have received above-inflation increases for the past six years. The average total monthly remuneration of our category 4-8 employees is set out below. We continue to focus on fairly remunerating our employees at this level to address the challenges of inequality and poverty.

Grade

	Fixed earnings (R)	Variable income (R)	Company benefits (R)	Total per month (R)
Category 4 underground employee (general worker)	16 420	6 046	3 100	25 566
Category 8 underground employee (team leader)	20 569	8 931	3 672	33 172

Incentive payments attributable to FY22
Total incentive plan
Actual performance outcomes based on the FY22 balanced scorecard for the period 1 July 2021 to 30 June 2022 is as follows:

FY22 scorecard result for the group

Performance drivers	Description	Target	Actual	% Achieved	Qlfy	Weighting	Scorecard line result	Final outcome
Shareholder value	Total shareholder return (TSR)
	– TSR absolute	56.09%	(10.45)%	(10.50)%	NO	8.34	0.00%	0.00%
	– TSR versus SA JSE-listed gold-mining comparators	10.00%	(4.27)%	(4.30)%	NO	8.33	0.00%	0.00%
	– TSR versus FTSE Gold Mines	10.00%	19.73%	19.73%	YES	8.33	98.90%	8.24%
Operational and financial	Kilograms total Harmony	50 103	46 236	92.28%	NO	20.00	0.00%	0.00%
	Total production cost (SA)	35 287	34 677	101.70%	YES	12.00	73.80%	8.86%
	AISC (SEA ops) (US$/oz)	1 337	1 889	58.70%	NO	3.00	0.00%	0.00%
	Net free cash flow	3 009	3 619	120.30%	YES	10.00	87.00%	8.70%
Growth	Reserve addition (Moz)		1.050		YES	10.00	42.00%	4.20%
Sustainability	LTIFR total SA ops	6.21	5.90	105.50%	YES	15.00	99.90%	14.99%
	ESG				YES	5.00	100.00%	5.00%
						100.00		49.99%

	FY19	FY20	FY21	Three-year average	FY22	% variation	% of LTIFR awarded
Loss of life incidents versus actual*	11	6	11	9	13	(44.00)%	0.00%
					Final LTIFR %		0.00%

					Final scorecard result		35.00%
* Penalisation on the BSC end results due to the number of loss-of-life incidents during the financial year.

Discretion to be applied based on the number of loss-of-life incidents in the financial year
The LTIFR award percentage will be adjusted as follows:
•The actual number of lives lost compared to average loss-of-life incidents over the previous three years:
–Equal to or better than the average – full LTIFR award
–Up to 20% above the average – 60% of LTIFR award
–Between 20% and 40% above the average – 40% of LTIFR award
–More than 40% above the average – 0% of LTIFR award.

FY22 total incentive award calculation

Total incentive (R)	Guaranteed pay (R)	Participation factor (%)	Balanced scorecard result (%)

*    Please refer to table on total single-figure remuneration below.

		Total incentive plan (TIP) FY22 award
Executive directors and prescribed officers	Cost to company*	Participation factor	BSC results	TIP value*	% settled in cash	TIP cash value*	% settled in shares	DSP awarded**	Vesting years
PW Steenkamp	10 823	250%	35.00%	9 340	40%	3 736	60%	149	5
BP Lekubo	7 132	230%	35.00%	5 741	40%	2 296	60%	91	5
HE Mashego	5 595	230%	35.00%	4 504	40%	1 801	60%	71	5
AZ Buthelezi	5 266	230%	35.00%	3 914	40%	1 565	60%	62	5
M Naidoo-Vermaak	5 266	230%	35.00%	4 239	40%	1 695	60%	67	5
BB Nel	6 500	230%	29.73%	4 444	40%	1 777	60%	70	5
MP Van Der Walt	5 266	230%	35.00%	3 879	40%	1 551	60%	61	5
JJ Van Heerden	8 687	230%	26.95%	4 943	40%	1 977	60%	78	5
*    Figures in R’000.
**    Figures in ‘000.

Remuneration of executive directors and prescribed officers
Total single-figure remuneration
Executive director and prescribed officer remuneration, in terms of total single-figure remuneration, as required by King IV and in line with the guideline note issued by the Institute of Directors South Africa and the South African Reward Association (the guideline note), is detailed below.

Remuneration paid for the year ended 30 June 2022

	Salary and benefits	Retirement savings and contributions	Total incentive cash portion accrued	Total incentive deferred share portion accrued	Total single figure of remuneration	Less: amount accrued not settled in FY22	Plus: amount of previous accruals settled in FY22	Total cash remuneration
Executive directors
PW Steenkamp	9 199 648	1 589 154	3 736 028	5 604 043	20 128 873	(9 340 071)	6 933 693	17 722 495
BP Lekubo	6 713 098	389 996	2 296 544	3 444 816	12 844 454	(5 741 361)	4 134 667	11 237 760
HE Mashego	4 914 375	744 094	1 801 904	2 702 856	10 163 229	(4 504 760)	3 298 342	8 956 811
Prescribed officers
AZ Buthelezi[1]	1 569 192	189 690	1 565 812	2 348 719	5 673 413	(3 914 531)	2 735 249	4 494 131
M Naidoo Vermaak[1]	1 560 115	195 665	1 695 910	2 543 864	5 995 554	(4 239 774)	2 809 316	4 565 096
BB Nel	5 530 304	912 050	1 777 854	2 666 781	10 886 989	(4 444 635)	3 391 895	9 834 249
VP Tobias[2]	5 407 721	312 839	—	—	5 720 560	—	3 588 186	9 308 746
MP van der Walt	4 630 796	616 535	1 551 873	2 327 810	9 127 014	(3 879 683)	3 078 807	8 326 138
JJ van Heerden[3]	8 037 000	304 000	1 977 537	2 966 305	13 284 842	(4 943 842)	3 715 000	12 056 000
1Classified as prescribed officer on 23 February 2022.
2Resigned effective 14 November 2021.
3Salary is paid in A$ and the Rand equivalent is influenced by the weakening or strengthening of the Rand/A$ exchange rate.

Subsequent to the departure of Mr Phillip Tobias, the work under his portfolio was split between Mr Beyers Nel and Mr Johannes van Heerden. Mr Nel was allocated South African projects and execution thereof, while Mr van Heerden was allocated the new business portfolio.

Their guaranteed pay was adjusted based on independent benchmarking exercises conducted for South Africa and Australia to test comparators of a similar size to Harmony in terms of total average compa ratio, the cost of living in Australia as well as the increased size and complexity of both roles.

Non-executive directors’ fees
On the recommendation of the remuneration committee, the board proposed increases in fees ranging from 5% to 20% for non-executive directors fees, depending on the extent to which the fee for the role was below benchmark, which was approved at the annual general meeting in December 2021. Non-executive director fees paid in FY21 and F22 are set out below:

Director (R000)	Note	2022[1]	2021[1]
Dr Patrice Motsepe		1 636	1 440
Karabo Nondumo		1 183	923
Dr Mavuso Msimang		1 076	968
Joachim Chissano		724	636
Fikile De Buck[2]		637	1 382
Ken Dicks[3]		—	198
Dr Simo Lushaba[2]		591	1 160
Grathel Motau[4]		—	280
Modise Motloba[5]		1 494	1 550
Bongani Nqwababa[6]		111	—
Vishnu Pillay		1 220	1 130
Martin Prinsloo[6]		111	—
Given Sibiya		820	676
Max Sisulu[7]		—	107
Peter Turner		977	329
John Wetton		1 310	1 084
Andre Wilkens		1 028	986
Total		12 918	12 849
Notes
1Directors' remuneration excludes value added tax.
2Retired as non-executive director effective 7 December 2021.
3Resigned as non-executive director effective 30 September 2020.
4Resigned as non-executive director effective 18 December 2020.
5Resigned as non-executive director effective 27 June 2022.
6Appointed as non-executive director on the 18 May 2022.
7Resigned as non-executive director effective 30 September 2020.

Audit and risk committee: Chairperson’s report

Dear shareholder
I am pleased to present the audit and risk committee report for the financial year ended 30 June 2022 (FY22).

This report considers those material matters on which the audit and risk committee (the committee) deliberated during the reporting period. These matters extend beyond statutory compliance and relate to the committee’s role in supporting value creation and delivery on Harmony’s strategic objectives.

Introduction
This committee is an independent, statutory committee whose members are appointed annually by Harmony’s shareholders in compliance with section 94 of the South African Companies Act of 2008, as amended (the Act), and the principles of good governance. In addition to this Act, the committee’s duties are guided by the JSE Listings Requirements, the King IV Code on Corporate GovernanceTM* 2016 (King IV) and its terms of reference. Furthermore, the board of directors delegates oversight of specific functions to the committee.

*    Copyrights and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved.

Terms of reference and discharge of responsibilities
The formal board approved committee terms of reference are reviewed and updated annually (or more frequently if required) by both the committee and the board. The committee is satisfied that, during FY22, it has conducted its affairs and discharged its legal and other responsibilities in accordance with its terms of reference.

Composition and function
Members: J Wetton (Chairperson); K Nondumo; G Sibiya; B Nqwababa; M Prinsloo.

Following the retirement of Ms De Buck and Dr Lushaba at the 7 December 2021 annual general meeting, Mr Bongani Nqwababa and Mr Martin Prinsloo were since appointed as independent non-executive directors and members of this committee effective 18 May 2022. The rest of the members were re-elected by shareholders at the 2021 annual general meeting. All members have the appropriate academic qualifications, financial literacy, business and financial acumen. As at the date of this report, the committee has five members, all of whom are independent non-executive directors.

The chairman of the board is not a member of the committee but may attend meetings by invitation. Board members are entitled to attend committee meetings as observers. However, non-committee members are not entitled to participate without the consent of the chair, do not have a vote and are not entitled to fees for attendance.

The group chief executive officer (CEO) and financial director (FD) – together with members of the executive team and senior managers representing areas relevant to the discussions at the committee, as well as the external auditors, the chief audit executive and assurance providers attend meetings either by standing invitation or as and when required.

The internal and external auditors have unlimited access to the chairperson of the committee. The chief audit executive reports directly to the committee.

Responsibilities
The responsibilities of the committee are set out in the committee terms of reference and include, among others:
•To ensure the integrity of financial statements and related reporting, that they comply with International Financial Reporting Standards (IFRS), the SAICA Financial Reporting Guides and other relevant regulatory bodies stated above and fairly represent the financial position of the group, the company and our operations
•To monitor internal controls, the internal audit function, combined assurance and matters pertaining to the external auditors
•To oversee corporate governance, particularly in relation to legislative and regulatory compliance
•To oversee the management of risk, as well as information technology (IT) governance and cyber security.

The committee believes that it complied with its legal, regulatory and other responsibilities during the past financial year. No major concerns were raised in FY22.

Reporting
The committee reviewed the appropriateness of the following FY22 reports and their related processes:
•Integrated annual report and its related suite of reports
•Mineral Resource and Mineral Reserve statement
•Annual financial statements and accounting practices
•Annual report filed on Form 20-F with the United States Securities and Exchange Commission.

The committee submits that these reports represent a fair view of the group’s performance for FY22 and recommended them to the board for approval.

Duties discharged in FY22
•Reviewed the company’s quarterly and annual financial results
•Ensured it has access to all the financial information of Harmony to allow the company to effectively prepare and report on its financial statements
•Monitored the internal control environment in Harmony and found it to be effective
•Discussed the appropriateness of accounting principles, critical accounting policies, management’s judgements, estimates and impairments, all of which were found to be appropriate
•Executed its responsibility by ensuring that Harmony has established the appropriate financial reporting procedures and these procedures are operating. These procedures, include consideration of all entities included in the consolidated group IFRS financial statements, to ensure that it has access to all the financial information to allow Harmony to effectively prepare and report on its financial statements
•Considered the JSE‘s latest report on the proactive monitoring of financial statements
•Considered the appointment of the external auditor, PricewaterhouseCoopers Inc. (PwC), as the registered independent auditor for the ensuing year*
•Considered the mandatory audit firm rotation*
•Ensured that the appointment of PwC as the external audit firm for the financial year ending 30 June 2023, and the appointment of Ernst & Young Incorporated (EY), as the external audit firm for the financial year commencing on 1 July 2023, are presented and included as resolutions at the forthcoming annual general meeting*
•Considered the suitability, and satisfied itself, of the external audit partner firm following assessment of the information provided by that firm, in terms of paragraph 3.84(g)(iii) and paragraph 22.15(h) of the JSE Listings Requirements, to determine the suitability of its appointment as the external audit firm and of the designated individual partner
•Ensured that the appointment of the external audit firm is presented and included as a resolution at the annual general meeting
•Satisfied itself that the external audit firm, PwC, was suitable and independent from the company
•Reviewed and approved external audit plans, terms of engagement and fees, as well as the nature and extent of non-audit services rendered by the external auditors
•Evaluated the independence and effectiveness of the internal audit function
•Reviewed and approved internal audit budget, the internal audit charter and risk-based plans
•Evaluated and coordinated the internal audit, external audit and sustainability assurance processes
•Received and considered reports from the external and internal auditors
•Considered the appropriateness, expertise and experience of the FD and the finance function – both were found to be adequate and appropriate
•Evaluated and considered Harmony’s risks, and measures taken to mitigate those risks
•Considered whether IT risks are adequately addressed and whether appropriate controls are in place to address these risks. The committee oversees and monitors the governance of IT on behalf of the board, a task it views as a critical aspect of risk management
•Considered and confirmed the company as a going concern
•Considered and approved the company’s non-audit services policy
•Reviewed and recommended changes to the committee’s terms of reference to the board for approval
•Reviewed the adequacy of the group’s insurance coverage
•Reviewed legal matters that could have a significant impact on the company’s business.

*    Refer to audit firm rotation process in the external auditor section below.

Key focus areas in FY22
Interim and annual financial statements
The annual financial statements have been prepared in accordance with IFRS, SAICA Financial Reporting Guides, the requirements of the South African Companies Act 71 of 2008, the Listings Requirements of the JSE Limited and the recommendations of King IV.

In terms of paragraph 3.84(k) of the JSE Listings Requirements, the committee reviewed and assessed the process implemented by management to enable the CEO and the FD to pronounce on the annual financial statements and the system of internal control over financial reporting. The results from the process were communicated to the committee. The committee considered any deficiencies as well as the appropriateness of management’s response including remediation, reliance on compensating controls and additional review procedures. The committee, on behalf of the board, has noted the final confirmation of the CEO and FD.

External auditor – appointment, independence and tenure
Having considered the external auditor’s previous appointments and the extent of other work undertaken for the group, the committee is satisfied that PwC is independent of the group, as per section 94(8) of the Act. The committee also satisfied itself as to the suitability of PwC and the designated audit partner.

A formal procedure has been adopted to govern the process whereby the external auditor may be considered for non-audit services and the extent of these services is closely monitored by the committee. Total fees approved for the external auditor for the year were R52 million, of which R45 million was for audit-related services, R6 million for audit-related services and R1 million for non-audit services.

PwC has been Harmony’s external auditor for 72 years. At the 2021 annual general meeting, PwC was reappointed as the independent external auditor and undertook to hold office until the end of the 2022 annual general meeting on 29 November 2022.

Mr S Masondo remained the registered lead audit partner responsible for the audit for the financial year ended 30 June 2022.

As part of Harmony’s commitment to transformation, PwC continued to partner on its audit with Ngubane & Co, a level 1 broad-based black economic empowerment company. To facilitate the transfer of skills in the audit of mining companies and registrants on the Securities and Exchange Commission in the United States, Ngubane & Co assisted PwC on the audit of our South African operations. PwC had overall responsibility for the audit and signed off the financial statements.

Audit firm rotation
As audit firm rotation will be mandatory from the financial year beginning on or after 1 April 2023, this will apply from the 2024 financial year for the company.

In compliance with paragraph 3.75 to 3.78 of the JSE Listings Requirements, and in accordance with the mandatory audit firm rotation rule issued by the Independent Regulatory Board for Auditors, shareholders were advised on 1 July 2022 that Harmony intends to appoint EY as the external auditor for the company with effect from the financial year commencing 1 July 2023, being the 2024 financial year. The committee has recommended, and the board endorsed, the proposed appointment following the conclusion of a comprehensive and rigorous tender process. The appointment will be subject to shareholder approval at the forthcoming annual general meeting to be held on 29 November 2022.

PwC will continue to act as external auditors of the company for the 2022 and 2023 financial years, subject to shareholder approval at the 29 November 2022 annual general meeting.

The company, again, thanks PwC for their services over the years and looks forward to beginning a new chapter with EY.

Internal controls and internal audit
Having reviewed the design, implementation and effectiveness of the group’s system of internal financial controls, the committee is satisfied that these are effective and form a reliable basis for the preparation of the financial statements. No findings came to the attention of the committee to indicate any material breakdown in internal controls during the past financial year.

In terms of internal audit, the committee is responsible for:
•Ensuring that the group’s internal audit function is independent and has the necessary resources, standing and authority within the group to enable it to perform its duties
•Overseeing cooperation between internal audit and the external auditors, and serving as a link between the board of directors and these functions.

In line with King IV and its recommendations, the committee has confirmed the effectiveness of the group chief audit executive, Ms Besky Maluleka-Ngunjiri, and is satisfied that she has the appropriate expertise and experience to meet the responsibilities of this position. The chief audit executive reports quarterly, or as necessary, to the committee on internal audit and has direct access to the committee, primarily through its chairperson.

The committee is satisfied that internal audit follows an approved risk-based internal audit plan and regularly reviews the group’s risk profile. Internal audit submits an overall statement on the effectiveness of the group’s governance, risk management and control processes.

Combined assurance
The combined assurance framework was refined during the course of the year.

The committee is satisfied that the group has optimised the assurance coverage obtained from management, and internal and external assurance providers. The committee is also satisfied that the various external assurances that are obtained and related systems and procedures are effective in achieving the following objectives:
•Enabling an effective internal control environment
•Supporting the integrity of information used for internal decision-making by management, the board and its committees
•Supporting the integrity of external reports
•Minimising assurance fatigue.

Governance of risk
The committee fulfils a dual function – as an audit committee and as a risk committee. Internal audit conducts regular and full assessments of the risk management function and framework, on which it reports to the committee. The committee is satisfied with the effectiveness of its oversight of risk governance in the group.

In the past year, the committee continued to monitor the newly developed enterprise risk management and resilience policy, risk management guidelines and risk management framework to ensure continued focus on the company’s material risks. The board further approves the group’s risk appetite and tolerance framework.

Appropriateness and experience of FD and effectiveness of the finance function
The committee confirms that it is satisfied that Ms Boipelo Lekubo, the current FD, possesses the appropriate expertise and experience to meet the responsibilities of this position. The finance function was also considered and the committee found the expertise and experience to be adequate and appropriate.

Oversight of derivative programme
The committee also monitors and reviews the group’s derivative and hedging strategy. The derivative programmes currently in place were introduced in FY16. In terms of these programmes, up to 20% of gold production may be hedged while transactions for up to 25% of foreign exchange exposure may be entered into.

Technology and information governance
We recognise the increasing importance of technology as both a source of future opportunities and a means by which we conduct our business and improve organisational efficiencies. Accordingly, this committee monitors the governance of technology and information quarterly.

The committee has delegated responsibility to management for digitising the company, implementing enterprise-wide technology and information management policy, and embedding it into the organisation’s day-to-day, medium- and long-term decision-making activities and culture. This ensures operational excellence and delivery on our first strategic pillar.

Given the multiple critical information system changes implemented simultaneously across the organisation, this was a major focus area for the committee during the year. Progress was closely monitored, with management providing detailed quarterly updates on this and on challenges encountered and the steps taken to address such challenges.

In particular, during the past year, as part of the process to digitise the company, the committee oversaw management’s implementation of two significant upgrade projects aimed at improving our operating and business efficiencies. The company completed the first phase of the centralised human resource management system (HRMS) focused on core human resource (HR) processes. Furthermore, the second and third phases were initiated to improve human capital management (HCM) efficiencies. In addition, the upgrade of the enterprise resource planning (ERP) system was completed, with no material issues or risks realised.

Due to the nature of ever-changing cybercrime attack vectors, significant effort and focus is required to keep pace and abreast of cyber-related threats. To this end, it is imperative to balance the risks, controls and investment associated with these threats, which is a major focus area for the committee. As a result, effectiveness is closely monitored, with management providing detailed quarterly updates.

Dividend policy and dividends declaration
The board declared an interim ordinary dividend of 40 cents for the year ended 30 June 2022, with R247 million paid on 11 April 2022. And further declared a final ordinary dividend of 22 SA cents for the year ended 30 June 2022, paid on 17 October 2022. In addition, dividend payments were made in 2021 and 2022 to the non-controlling interest holders in Tswelopele Beneficiation Operation of R7 million and R16 million, respectively.

Harmony declared an annual preference share dividend to the Harmony Gold Community Trust (the Trust). The board declared a preference dividend of R9 million and it was paid to the Trust on 11 August 2022 (2021: R9 million on 10 August 2021).

In considering the payment of dividends, the board, with the assistance of the audit and risk committee, took into account the current financial status of the company and the payment of a proposed dividend subject to the successful application of the solvency and liquidity test as set out in section 4 of the Companies Act of 2008.

The company’s dividend policy remains to pay a return of 20% on net free cash generated to shareholders, at the discretion of the board of directors.

Going concern
The committee has reviewed a documented assessment, including key assumptions prepared by management, of the going concern status of the group.

Integrated annual report
The committee has overseen the integrated reporting process, reviewed the report and has recommended the 2022 Integrated annual report and consolidated financial statements for approval by the board.

Events post year end
•On 29 August 2022, a final dividend of 22 SA cents per ordinary share was declared, paid on 17 October 2022
•During the budgeting process for the 2023 financial year, a decision was taken to restructure the Tshepong Operations into two separate operations, being the Tshepong North and the Tshepong South operations. This decision was taken to create immediately profitable operations and had the impact of reducing the life-of-mine of Tshepong North from 19 years to seven years. From 1 July 2022, the operations will be reported on separately to the chief operating decision maker and as a result be disclosed as two reportable segments
•On 6 October 2022, Harmony entered into an agreement with Copper Mountain Mining Corporation (Copper Mountain), to acquire its wholly owned Eva Copper Project and its 2 295km2 exploration land package in Queensland, Australia (collectively the acquired assets) for a total consideration of up to US$230 million.

Under the terms of the transaction, the acquisition consideration consists of the following:
–US$170 million in upfront cash payable on closing of the transaction
–Up to US$30 million in cash, based on a contingent payment arrangement where Harmony will pay Copper Mountain 10% of the incremental revenue generated from the acquired assets which is above revenue based on a US$3.80/lb copper price
–Up to US$30 million in cash, based on a contingent payment arrangement where Harmony will pay Copper Mountain US$0.03 per pound of contained copper for any SAMREC copper resource discovered and declared on a new deposit within the acquired assets after the closing of the transaction.

Harmony plans to fund the upfront purchase price using available cash and revolving credit facilities.

The closing of the transaction is subject to certain customary conditions, including approval from the Foreign Investment Review Board in Australia and Copper Mountain bondholder approval. The transaction has received approval from the South African Reserve Bank.

Management will assess the accounting treatment upon the closure of the transaction.

In closing
I wish to thank my fellow committee members for discharging their duties professionally and in accordance with the committee mandate, terms of reference and statutory responsibilities.

John L Wetton
Chairperson: audit and risk committee

25 October 2022

Social and ethics committee: Chairperson’s report

Dear stakeholder
Once again, we are pleased to publish our ESG Report 2022, complementing our 2022 suite of annual reports. It is an honour and a privilege to preside over this committee at a time when ESG is so pivotal to our company’s purpose and shared value intent. This report will provide further insight on our environmental, social and governance (ESG) performance. Many of the challenges facing the world today, such as climate change, water scarcity, inequality and hunger, can only be resolved by promoting and striving for development that is sustainable in the long term. Harmony understands and supports that our business can have a positive influence in all ESG spheres and in doing so, create shared value for all our stakeholders. Mining with purpose is ingrained in our business strategy, models and processes.

Consequently, the work of the social and ethics committee has become even more significant. Our sustainable development framework and associated policies are evidence of our commitment to responsible stewardship. In compiling our framework, policies and related procedures, we have considered the principles of the International Council on Mining and Metals, the United Nations Global Compact and the Voluntary Principles on Security and Human Rights.

Integrating the six capitals into our organisational strategy enables us to unlock profits while fulfilling our purpose to deliver optimal bottom line results. This while also ensuring we build trust with our employees and stakeholders, as we aim to protect the delicate natural environment for future generations.

At Harmony, good corporate citizenship and tangible acts of moral responsibility have become the way we do business. We have demonstrated our intent of a harmonious coexistence with host communities and working collaboratively with our suppliers, communities and partners to ensure the development of healthy, inclusive communities.

This committee has a unique mandate set out by the Companies Act. It is also responsible for overseeing governance and our performance in terms of our sustainable development activities. These include ESG considerations; ethics management; stakeholder engagement; employee relations (including empowerment, transformation, employee health and wellness); environmental management and stewardship; socio-economic development and upliftment; and public health and safety. The committee also considered the inevitable trade-offs between capitals to ensure Harmony continues to create shared value.

The committee thus complied with its regulatory, legal and other responsibilities mandated by the board. Accordingly, we have applied the principles of King IV with greater emphasis on ethical governance and conduct, as well as responsible corporate citizenship to support the sustainable growth of the company.

Value creation – Key focus areas in FY22
As part of ongoing initiatives to create and share value, this committee continues to assess, review and approve the ethics policy, stakeholder engagement policy, environmental policy, employment equity as well as the preferential procurement policy and strategy.

Although some gaps are still being addressed, we are particularly pleased with the company’s progress against short-, medium- and long-term targets.

In the review period, the committee focused on ESG issues and its oversight role. Understanding that our business may have an impact on ecosystems, we ensured that our environmental management programmes are robust and effective.

Harmony’s energy transition
Pivotal to our environmental strategy is our climate-change and decarbonisation strategy. Since 2016, we have focused on using less energy as well as being more efficient in the use of that energy. Given that South Africa and Papua New Guinea are members of the 2015 Paris Agreement (a legally binding international treaty on climate change); Harmony, with operations in both countries, recognises its impact on carbon emissions as well as its obligation to combat climate change.

The committee recommended Harmony’s decarbonisation strategy for board approval and supported the science based targets for 2026, 2031 and 2036. The committee further endorsed the intent to achieve net zero by 2045.

This is underpinned by an aggressive renewable energy plan and a substantive green loan.

Ethics management
The Ethics Institute of South Africa continued to assist management and the committee to embed and further improve the governance of organisational ethics. While the governance of ethics is mandated to this committee, the board sets the group’s approach to ethics and is equally responsible and committed to the highest standards of ethical conduct throughout Harmony.

We understand that implementing sound corporate governance practices to mine ethically cannot be compromised or negotiated – our licence to operate rests on legitimate and ethical leadership. Equally, the principles of sustainable development are fundamental in ensuring sustainability and profitability for our stakeholders.

The negative impact of illegal mining in South Africa remains a challenge for our economy and stakeholders alike. Although Harmony has intensified its partnerships to combat the issue, we remain cognisant that further partnerships and collaborations are required to develop innovative solutions in this regard. The committee continued to monitor and assess key improvement areas to address this challenge in Harmony and the industry at large.

Kareerand tailings storage facility
As part of our commitment to our strategic pillar of responsible stewardship, our responsible tailings management measures at Kareerand limit environmental impact, particularly on the nearby Vaal River which is a crucial water source for South Africa, and neighbouring communities.

The board approved an investment of R2 billion in the Kareerand expansion project. The extension design includes a full geomembrane liner and a comprehensive cut-off drainage system to avoid groundwater and surface impacts by shifting 70% of deposition. As with Kareerand’s current siting, the extension will be on stable geology and away from dolomites.

Social responsibility
Harmony continues to support the spirit of the mining charter as it relates to transformation and we are making good progress against the key tenets. As it relates to our social and labour plans, we are making good traction in delivering on our commitments. That said, our mine community development programmes are behind plan for the financial year, however, we are currently expediting delivery and are making good progress.

The committee continued to monitor the company’s improved stakeholder engagement to proactively reach all levels of government and host communities in South Africa and Papua New Guinea. This stakeholder-inclusive approach focuses on reactive and proactive engagements, which positions Harmony well with its stakeholders and increases our social and reputational capital.

The successful three-year wage agreement signed in September 2021 with all five organised-labour representatives is testament to our inclusive approach. An agreement of this nature secures a stable labour force with limited business interruptions.

The safety and health of our workforce remains a key focal point of Harmony’s sustainability. Safety is an important consideration for the committee in terms of ESG and during board discussions. The technical committee has specific oversight of employee safety, while this committee focuses on employee health and public safety.

The board, through the remuneration committee, ensures the implementation of Harmony’s remuneration policies as approved by shareholders. We remunerate fairly and responsibly by ensuring that our remuneration is market-related and in line with the performance of the company. Our safety and ESG outcomes are therefore carefully considered and reinforced in our remuneration policy.

Preferential procurement
The committee continued to monitor the implementation of the company’s preferential procurement strategy and enterprise supplier development in South Africa and Papua New Guinea to assess our contribution and impact in local communities. In South Africa, Harmony has made steady progress with its preferential procurement strategy to integrate black-owned businesses into its supply chain. We must ensure that these transformation initiatives include our communities, and Harmony has been resolute about advancing opportunities to entrepreneurs in host communities. We remain challenged on women and youth inclusion and are working hard to close this gap.

We are grateful to our supply-chain partners who work with us to promote inclusive participation by black-owned, black women-owned and youth-owned companies. Harmony has already achieved its targets for FY25 by spending over 80% of its discretionary expenditure with companies that have more than 25% black ownership, which includes over 50% with companies that have more than 50% black ownership.

TCFD
In FY20, we published our first report in line with recommendations of the TCFD in our suite of annual reports. The purpose of this report was to demonstrate our risk management processes and articulate the likely financial impact of climate change. This report was well received and we have published a similar report this year. For ten years, prior to FY20, we had submitted reports to the CDP Climate Change and CDP Water (formerly the Carbon Disclosure Project). We believe that the TCFD disclosure provides better understanding and context of the implications, financial and otherwise, for Harmony on climate change. It also facilitates the company’s evolution to a low-carbon economy.

World Gold Council – responsible gold mining principles
The World Gold Council’s (WGC) responsible gold mining principles acknowledge the unique roles of gold and gold mining in many countries and communities. In South Africa especially, the gold mining industry plays a unique role. The 10 principles encapsulate key ESG issues and provide a single, consolidated framework of what constitutes responsible gold mining. This provides comfort to consumers, investors and downstream supply chain that the gold we produce has been responsibly mined and processed.

Harmony champions responsible mining and we believe the WGC framework will reinforce good practices at our operations. We are therefore formally implementing the framework.

United Nations Sustainable Development Goals (SDGs)
As in the previous year, Harmony interrogated the individual SDGs and our contribution to achieving these goals by 2030

In closing
Our intention and commitment remain to continue focusing on: ensuring employee safety and health, contributing to self-sustaining communities and responsible closure planning, mitigating the environmental impacts of our mining activities, ensuring an enabling culture and empowering our workforce and navigating political and regulatory uncertainty.

I wish to thank my fellow committee members, the board and management for their support and contribution to ensuring Harmony’s progress towards a sustainable future. I wish to extend a special word of thanks to my predecessor, Dr Simo Lushaba, who stood at the helm as committee chairperson for the first half of FY22. A concerted effort has been placed on creating value for our stakeholders, particularly our employees and the communities within which we operate. The board continues to fully support the committee in this commitment.

Karabo Nondumo
Chairperson: social and ethics committee

25 October 2022

Mining Charter III – Compliance scorecard

We discuss our performance against the mining charter throughout this report. The charter is focused on transformation of the South African mining industry as a whole by promoting equal access to and ownership, expanding business opportunities for historically disadvantaged persons (HDPs), redressing the imbalances of historical injustices and enhancing the social and economic welfare of employees and mine communities.

The mining charter is not a static document – it has been debated and revised a number of times, and is now in its third iteration (effective 2018 and known as Mining Charter III), Harmony will continue to work towards transformation because we believe this supports our social licence to operate.

The table summarises our performance against targets for each pillar for the calendar year to 31 December 2021 (the regulatory reporting period). Harmony considers itself to be subject to the Mining Charter. Harmony’s status under the applicable Mining charter is determinative of the applications lodged by Harmony for mining rights. The Broad-Based Black Economic Empowerment Act requires the Department of Trade and Industry to issue the Code of Good Practice on Broad- Based Black Economic Empowerment or sector codes to measure an entities black economic empowerment initiatives. The BBBEE Act and code do not require the DMRE to apply the BBBEE code when determining the qualification criteria for the granting of mining rights or the renewal of existing rights. The codes will only apply to mining companies if they wish to be scored for purposes of contract with organs of state. This means that unless Harmony wishes to be scored for the purpose of contracting with organs of state it is not obliged to obtain a BBBEE certificate.

Mining Charter III scorecard for 2021 (January-December)

	Measure	Target	Progress	Score

1 Reporting
Has the company reported its level of compliance with the mining charter for the calendar year?	Report annually	Yes	Yes	✓
2 Ownership
Minimum target for effective ownership by historically disadvantaged South Africans	Meaningful economic participation; full shareholder rights	26%	>30%	✓
3 Employment equity
Diversification of workplace to reflect the country’s demographics and attain competitiveness	Representation of historically disadvantaged persons	Board: 50%	62%	✓
		Executive committee: 50%	50%	✓
		Senior management: 60%	60%	✓
		Middle management: 60%	55%	✗
		Junior management: 70%	67%	✗
		Core and critical skills: 60%	72%	✓
	Representation of women	Board: 20%	23%	✓
		Executive committee: 20%	25%	✓
		Senior management: 25%	29%	✓
		Middle management: 25%	25%	✓
		Junior management: 30%	19%	✗
	Employees with disabilities	1.5%	0.2%	✗
4 Human resource development
Development of the requisite skills, particularly in exploration, mining, processing, technology efficiency, beneficiation and environmental conservation	Human resource development expenditure as percentage of total annual leviable amount (excluding mandatory skills development levy)	Invest 5% of leviable amount as defined in human resource development element in proportion to applicable demographics (employees and non-employees)	5%	✓
5 Mine community development*
Meaningful contribution towards mine community development in keeping with the principles of the social licence to operate	Implementation of approved commitments in the social and labour plan	100%	85%	✗
* Mine community development is reported according to Harmony’s financial year, as agreed with DMRE. This report covers mine community development for the period July 2021 to June 2022.

	Measure	Target	Progress	Score

6 Procurement and enterprise development
Total procurement budget spend on goods and services	Mining goods A minimum of 70% of total mining goods procurement spend must be spent on South Africa-manufactured goods sourced from BEE-compliant manufacturing companies. Excludes spend on utilities (electricity and water), fuels, lubricants and land rates	21% of total mining goods budget must be spent on South African-manufactured goods produced by 50% + 1 vote HDP-owned and controlled companies	45%	✓
		5% of total mining goods budget must be spent on South Africa-manufactured goods produced by 50% + 1 women and/youth-owned and controlled companies	5%	✓
		44% of total mining goods budget must be spent on South Africa-manufactured goods produced by at least level 4 BEE 25% + 1 compliant companies	67%	✓
	Services A minimum of 80% of total spend on services must be sourced from South Africa-based companies	65% of total services budget must be spent on South African companies that are 50% + 1 vote HDP-owned and controlled companies	51%	✗
		15% of total services budget must be spent on South African companies that are 50% + 1 vote women-owned and controlled companies	9%	✗
		5% of total services budget must be spent on South African companies that are 50% + 1 vote youth-owned and controlled	4%	✗
		10% of total services budget must be spent on South African companies that are at least at level 4 BEE + 25% + 1 compliant companies	67%	✓
	Research and development	A minimum of 70% of total research and development budget to be spent on South Africa-based entities	100%	✓
	Sample analysis	Use South Africa-based facilities or companies for analysis of 100% of all mineral samples across mining value chain	100%	✓
7 Housing and living conditions
	Improve standard of housing and living conditions of mine employees	Implement all commitments in the housing and living conditions standard	100%	✓